UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on Economic and Financial Analysis

4Q22

bradesco

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balance s compared with the other periods presented.

Managerial Analysis of Results

bradesco

SELECTED INFORMATION **4Q22 | 2022**

RECURRING NET INCOME

R$1.595 billion

-75.9% in 12 months (4Q22 vs. 4Q21)

-69.5% in the quarter (4Q22 vs. 3Q22)

ACCRUED ROAE

13.1%

(**-5.0 p.p.** in 12 months)

ACCRUED ER

45.1%

(**-0.9 p.p.** in 12 months)

PAYOUT OF **52%**

R$10.2 bi of Interest on Shareholders' Equity (gross) in 2022 (**+10%** vs. 2021)

INVESTMENTS IN SUSTAINABLE BUSINESS IN 2022

R$172.7 bi

(**69%** of the total goal of **R$250 bi** by **2025**)

LOANS AUTHORIZED THROUGH DIGITAL CHANNELS IN 2022

R$105.6 bi

INDIVIDUALS R$60.0 bi **+15%** in 12 months

Around **83%** through the App **(Mobile Channel)**

INCOME FROM INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

R$4.3 bi

+21.9% in 12 months

+24.0% in the quarter

FEE AND COMMISSION INCOME

R$9.3 bi

+4.4% in 12 months

+4.5% in the quarter

CLIENT NII

R$17.5 bi

+18.3% in 12 months

-0.3% in the quarter

Spread of **9.8%** in the 4Q22

OPERATING EXPENSES

R$13.5 bi

+4.8% in 12 months

+8.6% in the quarter

EXPANDED LOAN PORTFOLIO

R$891.9 bi

+9.8% in 12 months

+1.5% in the quarter

INDIVIDUALS **R$361.1 bi**

+12.6% in 12 months | **+2.4%** in the quarter

COMPANIES **R$530.8 bi**

+7.9% in 12 months | **+0.9%** in the quarter

RECURRING NET INCOME

R$ million


19,024
21,564
25,887
19,458
26,215
20,680
2017
2018
2019
2020
2021
2022

We ended 2022 with a Recurring Net Income of R$20.7 billion, a reduction of 21.1% compared to 2021. It was a year of high volatility caused by important events, inflation increasing rapidly and significantly, interest rates increasing more than initially expected, impacts on the credit cycle and a global environment of major political and economic instability. This scenario had a major impact on our results. We maintained a robust capital and liquidity position. In this scenario of challenges, our clients were able to count on the solidity, resilience and presence of Bradesco, reinforcing our commitment: "With us, you come first".

With the recent events involving a specific Large Corporate client, which occurred in early 2023, the Management reassessed the inherent risks and, prudentially, provisioned 100% of the operation, affecting the income of the 4Q22.

Our loan portfolio grew by 9.8% in 12 months and 1.5% in the quarter, highlighting the Individuals, especially in credit card operations. This significant portfolio growth over time, combined with the mix of risks and specific market conditions, was reflected in the high rates of delinquency and higher expenses with ALL, which were also impacted by the provisioning of the specific case occurring in the 4Q22.

The client NII showed a growth of 22% in the accrued of the period, reflecting the increase in the loan portfolio in products with better spreads and the positive performance of interest in the funding margin. The market NII was negatively impacted by the effect of the rapid interest rate (*Selic*) increase on our ALM position.

Fee and Commission Income reached R$9.3 billion in the quarter, with emphasis on card income and consortia management. Over the year, the total of this revenue was R$35.7 billion, a growth of 4.7% compared to the previous year.

Insurance operations achieved a result of R$4.3 billion in 4Q22 and R$14.8 billion in 2022, a strong performance over previous periods (+24.0% vs. 3Q22 and +28.9% vs. 2021), with growth of revenue in all lines of business and improvement of financial income.

The increase of the operating expenses was 4.8% in 12 months, a result below the accumulated inflation of the period (IPCA 5.8% and IGP-M 5.5%), even with the impacts of the 2021 and 2022 collective bargaining agreements and increase in volume traded.

With technological acceleration and constant investments, we seek to strengthen the relationship with our 77.1 million clients through solutions and increasingly relevant journeys, and our digital channels represented 98% of total transactions and were responsible for more than 33% of the loans released in 2022.

By December 2022, we had already allocated 100% of the US$500 million of our first Sustainable Bond on the international market, launched in January 2022. Resource allocation follows the requirements of the Bradesco Sustainable Finance Framework with verification and opinions from Sustainalytics, with eligibility criteria focused on renewable energy, water resource management and inclusive finance. This year we reached 69.1% of our goal of targeting R$250 billion by 2025 in sustainable business.

In January 2023, we completed our first pilot operation of tokenization of a financial asset, with the issuance of a Bank Credit Bill (CCB) worth R$10 million. It was the first tokenization transaction of the financial market, within the regulatory environment of the Central Bank of Brazil, being an innovative operation, by transforming traditional physical assets into digital assets.

In 2023 we will complete 80 years of a solid and successful history, generating value for our clients, shareholders, employees, partners and society. With rationality, effort, commitment and dedication we will overcome the challenges and turn adversities into achievements.

Next, we will present more details about our numbers and results.

Enjoy the reading!

MAIN INFORMATION

R$ million (unless otherwise stated)	4Q22	3Q22	4Q21	12M22	12M21	Variation % (unless otherwise stated) 4Q22 x 3Q22	4Q22 x 4Q21	12M22 x 12M21
\\ Recurring Income Statement								
Recurring Net Income [1]	1,595	5,223	6,613	20,680	26,215	(69.5)	(75.9)	(21.1)
Book Net Income	1,437	5,211	3,170	20,732	21,945	(72.4)	(54.7)	(5.5)
Operating Income	(99)	7,047	10,283	27,640	40,162	(101.4)	(101.0)	(31.2)
Net Interest Income	16,677	16,283	16,962	66,382	63,980	2.4	(1.7)	3.8
Expanded ALL	(14,881)	(7,267)	(4,283)	(32,297)	(15,035)	104.8	-	114.8
Fee and Commission Income	9,251	8,856	8,864	35,694	34,099	4.5	4.4	4.7
Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)	(13,491)	(12,418)	(12,867)	(49,140)	(46,942)	8.6	4.8	4.7
Income from Insurance, Pension Plans and Capitalization Bonds	4,300	3,469	3,527	14,761	11,451	24.0	21.9	28.9
\\ Statement of Financial Position								
Total Assets	1,830,247	1,891,631	1,695,217	1,830,247	1,695,217	(3.2)	8.0	8.0
Loans - Expanded Loan Portfolio	891,933	878,571	812,657	891,933	812,657	1.5	9.8	9.8
- Individuals	361,101	352,672	320,760	361,101	320,760	2.4	12.6	12.6
- Companies	530,831	525,899	491,897	530,831	491,897	0.9	7.9	7.9
Shareholders' Equity	154,263	156,884	147,121	154,263	147,121	(1.7)	4.9	4.9
Assets under Management	2,770,585	2,824,049	2,604,416	2,770,585	2,604,416	(1.9)	6.4	6.4
\\ Capital and Liquidity - %								
Total Ratio	14.8	15.8	15.8	14.8	15.8	(1.0) p.p.	(1.0) p.p.	(1.0) p.p.
Tier I Capital	12.4	13.6	13.7	12.4	13.7	(1.2) p.p.	(1.3) p.p.	(1.3) p.p.
Liquidity Coverage Ratio (LCR)	160.1	174.7	138.1	160.1	138.1	(14.6) p.p.	22.0 p.p.	22.0 p.p.
Net Stable Funding Ratio (NSFR)	120.5	121.3	117.1	120.5	117.1	(0.8) p.p.	3.4 p.p.	3.4 p.p.
\\ Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	3.9	13.0	17.5	13.1	18.1	(9.1) p.p.	(13.6) p.p.	(5.0) p.p.
Annualized Return on Average Assets (ROAA)	0.3	1.1	1.6	1.1	1.6	(0.8) p.p.	(1.3) p.p.	(0.5) p.p.
Efficiency Ratio (ER)	47.7	46.5	46.9	45.1	46.0	1.2 p.p.	0.8 p.p.	(0.9) p.p.
\\ Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [3]	1.94	2.41	2.46	1.94	2.46	(19.4)	(21.0)	(21.0)
Market Capitalization [4]	152,508	192,620	171,480	152,508	171,480	(20.8)	(11.1)	(11.1)
Dividends/Interest on Shareholders' Equity	2,347	2,249	2,613	8,647	8,154	4.4	(10.2)	6.0
Price/Earnings Ratio [5]	7.4	7.5	6.5	7.4	6.5	(1.6)	12.7	12.7
Price to Book Ratio	1.0	1.2	1.2	1.0	1.2	(16.7)	(16.7)	(16.7)
Dividend Yield - % [6] [7]	2.8	3.2	5.3	2.8	5.3	(0.4) p.p.	(2.5) p.p.	(2.5) p.p.
\\ Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	4.3	3.9	2.8	4.3	2.8	0.4 p.p.	1.5 p.p.	1.5 p.p.
Delinquency Ratio (over 60 days)	5.2	4.7	3.4	5.2	3.4	0.6 p.p.	1.8 p.p.	1.8 p.p.
NPL Creation - 90 days	1.2	1.1	0.9	1.2	0.9	0.1 p.p.	0.3 p.p.	0.3 p.p.
Coverage Ratio (> 90 days)	204.2	200.7	260.9	204.2	260.9	3.5 p.p.	(56.7) p.p.	(56.7) p.p.
Coverage Ratio (> 60 days)	168.5	167.2	215.4	168.5	215.4	1.3 p.p.	(46.9) p.p.	(46.9) p.p.

(1) According to the non-recurring events described on page 09 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits which occurred in the periods; **(4)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(5)** Accumulated recurring net income in 12 months; **(6)** Source: Economatica; and **(7)** Calculated by the share with the highest liquidity.

RECURRING INCOME STATEMENT

For better understanding, comparability and analysis of results, we present the Recurrent Income Statement, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

R$ million	4Q22	3Q22	4Q21	12M22	12M21	Variation % 4Q22 x 3Q22	Variation % 4Q22 x 4Q21	Variation % 12M22 x 12M21
\\ Net Interest Income	**16,677**	**16,283**	**16,962**	**66,382**	**63,980**	**2.4**	**(1.7)**	**3.8**
- Client NII	17,480	17,527	14,779	67,773	55,529	(0.3)	18.3	22.0
- Market NII	(803)	(1,243)	2,183	(1,391)	8,451	(35.4)	-	-
\\ Expanded ALL	**(14,881)**	**(7,267)**	**(4,283)**	**(32,297)**	**(15,035)**	**104.8**	**-**	**114.8**
- ALL Expenses	(10,562)	(8,587)	(5,059)	(34,348)	(18,685)	23.0	108.8	83.8
- Income from Credit Recovery	1,131	1,498	1,062	5,871	5,620	(24.5)	6.5	4.5
- Impairment of Financial Assets	(65)	233	28	2,626	(293)	-	-	-
- Granted Discounts / Other [(1)]	(534)	(411)	(314)	(1,595)	(1,677)	29.9	70.1	(4.9)
- Extraordinary ALL (Large Corporate Client)	(4,851)	-	-	(4,851)	-	-	-	-
\\ Gross Income from Financial Intermediation	**1,796**	**9,016**	**12,679**	**34,085**	**48,945**	**(80.1)**	**(85.8)**	**(30.4)**
Income from Insurance, Pension Plans and Capitalization Bonds	4,300	3,469	3,527	14,761	11,451	24.0	21.9	28.9
Fee and Commission Income	9,251	8,856	8,864	35,694	34,099	4.5	4.4	4.7
Operating Expenses	(13,491)	(12,418)	(12,867)	(49,140)	(46,942)	8.6	4.8	4.7
Personnel Expenses	(5,967)	(6,219)	(5,774)	(23,405)	(21,397)	(4.1)	3.3	9.4
Other Administrative Expenses	(6,055)	(5,573)	(5,663)	(22,055)	(20,722)	8.6	6.9	6.4
Other Income / (Operating Expenses)	(1,469)	(626)	(1,430)	(3,680)	(4,823)	-	2.7	(23.7)
Tax Expenses	(2,031)	(1,932)	(1,962)	(7,993)	(7,535)	5.1	3.5	6.1
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	76	56	42	233	144	35.7	81.0	61.8
\\ Operating Income	**(99)**	**7,047**	**10,283**	**27,640**	**40,162**	**(101.4)**	**(101.0)**	**(31.2)**
Non-Operating Income	28	89	(8)	131	(204)	(68.5)	-	-
Income Tax / Social Contribution	1,745	(1,818)	(3,593)	(6,758)	(13,478)	-	-	(49.9)
Non-controlling interests in subsidiaries	(79)	(95)	(69)	(333)	(265)	(16.8)	14.5	25.7
\\ Recurring Net Income	**1,595**	**5,223**	**6,613**	**20,680**	**26,215**	**(69.5)**	**(75.9)**	**(21.1)**

(1) It includes the result with BNDU, provision for sureties and guarantees, and others.

MAIN NON-RECURRING EVENTS

R$ million	4Q22	3Q22	4Q21	12M22	12M21
\\ Recurring Net Income	**1,595**	**5,223**	**6,613**	**20,680**	**26,215**
\\ Non-Recurring Events	**(158)**	**(12)**	**(3,443)**	**52**	**(4,270)**
Impairment of Non-Financial Assets [(1)]	(109)	-	(509)	(109)	(509)
Goodwill Amortization (Gross)	(9)	(12)	(42)	(106)	(824)
Realization/Reclassification of Financial Instruments [(2)]	-	-	(1,881)	-	(1,881)
Provision for Restructuring [(3)]	-	-	(441)	-	(441)
Contingent Liabilities [(4)]	-	-	(278)	-	(278)
Demutualization of the CIP (Interbank Payments Clearing House) investment	-	-	-	231	-
Other [(5)]	(40)	-	(291)	37	(335)
\\ Book Net Income	**1,437**	**5,211**	**3,170**	**20,732**	**21,945**

(1) It includes impairment of assets related to the acquisition of the right to provide financial services (payroll), goodwill, intangible and systems/hardware; **(2)** It includes results achieved with the reclassification of securities (TVMs) from the portfolio of the "Available for Sale" to "Under Negotiation", and turnover in the market of financial instruments; **(3)** Restructuring, mainly, in the branch network; **(4)** Composed by civil provisions; and **(5)** In 2022, it included the sale of the Merchant E-Solutions Inc. investment made by Cielo, composed of the net income of R$77 million in 2Q22 and the reversal of the earn-out of R$40 million in 4Q22.

SUMMARIZED ANALYSIS OF RECURRING NET INCOME

RECURRING NET INCOME, RETURNS AND EFFICIENCY

INCOME CHANGE | IN THE QUARTER

R$ million



5,223
3Q22
394
(47)
440
(2,763)
395
(1,073)
831
1,256
4,262
4Q22 Income – Not considering Large Corporate Client
(2,668)
1,595
4Q22

INCOME CHANGE | ACCRUED

R$ million



26,215
2,402
12,244
(9,841)
(12,411)
1,595
(2,198)
3,310
4,435
23,348
(2,668)
20,680
12M21
Client NII
Market NII
Expanded ALL
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Income from Insurance, Pension Plans and Capitalization Bonds
Others (1)
12M22 Income – Not considering Large Corporate Client
Extraordinary ALL (Large Corporate Client) (2)
12M22

(1) Tax Expenses, Equity in the earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share; and (2) Net of tax effects.

We reached a net income of R$1.6 billion in the 4Q22 (R$20.7 billion in the year), a reduction of 69.5% compared to 3Q22 and 75.9% compared to 4Q21, with growth in revenues and control of operating expenses below the accumulated inflation.

The Client NII absorbed the result of the Market NII, which was negatively impacted by the increase in the Selic rate, while the growth of the Expanded ALL was caused and by the highest delinquency in the retail segment (Individuals and Companies), given the scenario of inflation and high interest rates, and the impact of the provision of a Large Corporate client.

The fee and commission income grew in all of the comparative periods, as well as the income from insurance, favored by the expansion of revenue in all lines of business and by the increase in financial income.



Recurring Net Income
R$ million
6,801
6,613
6,821
7,041
5,223
1,595
18.8
22.9
23.5
25.6
28.6
118.6
81.2
77.1
76.5
74.4
71.4
(18.6)
4Q20
4Q21
1Q22
2Q
3Q
4Q
Banking Activities %
Insurance Activities %



ER / Risk-Adjusted ER
%
72.0
62.5
61.5
61.9
73.6
100.4
82.8
74.7
70.1
62.4
60.7
60.9
61.3
64.9
46.3
46.0
45.6
44.7
44.8
45.1
44.6
46.9
43.5
42.4
46.5
47.7
4Q20
4Q21
1Q22
2Q
3Q
4Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER
Not Considering Large Corporate Client



ROAE Quarterly and Accrued %
14.8
18.1
18.0
18.0
16.3
13.1
10.3
20.0
17.5
18.0
18.1
13.0
3.9
4Q20
4Q21
1Q22
2Q
3Q
4Q
Not Considering Large Corporate Client
ROAE - Accrued
ROAE - Quartely

The accumulated efficiency showed improvement in 12 months (4Q22 vs. 4Q21) and an increase in the quarter (4Q22 vs. 3Q22). In the comparative periods, the performance of revenue and income from insurance contributed to the partial absorption of the higher operating expenses (mainly due to the effect of the collective bargaining agreements and increased inflation) and the impact of lower revenues with the market NII. The increase in risk-adjusted ER (accumulated and quarterly) is related to higher ALL expenses, given the growth of our loan portfolio, the mix of risks and specific market conditions.

NET INTEREST INCOME

R$ million	4Q22	3Q22	4Q21	12M22	12M21	4Q22 x 3Q22 R$	4Q22 x 3Q22 %	4Q22 x 4Q21 R$	4Q22 x 4Q21 %	12M22 x 12M21 R$	12M22 x 12M21 %
\\ **Net Interest Income**	**16,677**	**16,283**	**16,962**	**66,382**	**63,980**	**394**	**2.4**	**(285)**	**(1.7)**	**2,402**	**3.8**
\\ **Client NII** (1)	**17,480**	**17,527**	**14,779**	**67,773**	**55,529**	**(47)**	**(0.3)**	**2,701**	**18.3**	**12,244**	**22.0**
Average Balance	730,226	715,965	667,926	708,144	636,388	349		1,378		6,261	
Average Rate	9.8%	10.1%	9.1%	9.6%	8.7%	(396)		1,322		5,983	
\\ **Market NII** (2)	**(803)**	**(1,243)**	**2,183**	**(1,391)**	**8,451**	**440**	**(35.4)**	**(2,986)**	**-**	**(9,842)**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

CLIENT NII - INDICATORS



R$ million
9.1
9.7
10.0
10.1
9.8
3.9 (1)
6.4
6.7
6.8
5.8
1.4
14,779
15,818
16,947
17,527
17,480
4,283
4,836
5,313
7,267
14,881 (2)
10,496
10,982
11,634
10,260
2,599
4Q21
1Q22
2Q
3Q
4Q
Net Margin
Expanded ALL
Gross NIM %
Net NIM %

(1) It excludes the effect of a Large Corporate client and Portfolio Assignments; and
(2) It considers R$4.851 billion of ALL of a Large Corporate client.

PRODUCT MIX - INDIVIDUALS



%
2022
24.7
23.5
19.4
15.8
9.9
6.7
2021
26.2
24.2
17.1
15.4
10.2
6.8
2020
26.8
22.7
16.2
16.0
11.3
7.0
2019
27.0
19.0
17.6
11.5
12.4
12.3
2018
26.2
19.7
18.4
10.2
12.2
13.4
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

CHANGE IN THE CLIENT NII | R$ million



17,527
278
(99)
(101)
(125)
17,480
3Q22
Average Volume
Spread
Products Mix
Number of Days
4Q22
55,529
6,512
2,980
2,752
-
67,773
12M21
Average Volume
Spread
Products Mix
Number of Days
12M22

The client NII presented an evolution of 22% in the accrued value, driven by the growth of loan operations, improved product mix and increased liability margin, thus driving average rate growth at 0.9 p.p., which rose from 8.7% in 2021 to 9.6% in 2022. In relation to 3Q22, the observed variation is impacted by the mix of products, reflecting the lower credit origination in higher-risk products – essentially in retail, lower spreads with clients and the smaller amount of business days. These are effects that were offset by the growth of loan operations in the period. The net average rate is still impacted by the increase in ALL expenses.

MARKET NII

The improvement observed in the quarter is related to the variation in the bank's ALM positions and higher income from working capital and trading.

LOAN PORTFOLIO

BACEN PORTFOLIO VS. EXPANDED PORTFOLIO

R$ million	Dec22	Sept22	Dec21	Variation % Quartely	Variation % 12 months
Individuals	357,614	349,134	317,297	2.4	12.7
Companies	298,818	295,611	292,631	1.1	2.1
\\ Loan Portfolio - Bacen	**656,431**	**644,746**	**609,928**	**1.8**	**7.6**
Sureties and Guarantees	99,010	93,147	84,731	6.3	16.9
Securities [1]	96,609	102,317	87,148	(5.6)	10.9
Other	39,883	38,361	30,850	4.0	29.3
\\ Expanded Loan Portfolio	**891,933**	**878,571**	**812,657**	**1.5**	**9.8**
\\ Companies	**530,831**	**525,899**	**491,897**	**0.9**	**7.9**
Large Corporates	354,585	351,343	323,343	0.9	9.7
Micro, Small and Medium-Sized Enterprises	176,246	174,555	168,553	1.0	4.6
\\ Individuals	**361,101**	**352,672**	**320,760**	**2.4**	**12.6**
Without exchange variation				**1.8**	**10.2**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

Growth in virtually all products (for Individuals and Companies) in the quarter and year, with emphasis on credit card operations, personal loans, payroll-deductible loans, working capital, CDC (consumer financing lines), real estate financing and rural loans.

Our average daily origination grew by 10% in 2022 (12M22 vs. 12M21), with emphasis on the performance of operations with companies, which rely on constant innovations in the journey of purchasing loans, mainly through digital channels.

Of the total credits released in 2022 (R$319 billion), **33% or R$106 billion** were through digital channels, with emphasis on payroll-deductible loans

This is a **20%** growth compared to the R$88 billion in 2021.

LOAN PORTFOLIO VARIATION – BACEN


R$ million
644,746
8,479
931
2,276
656,431
Sept22
Individuals
SMEs
Large Corporates
Dec22

Dec22 vs. Sept22

Dec22 vs. Dec21


R$ million
609,928
40,317
7,282
(1,095)
656,431
Dec21
Individuals
SMEs
Large Corporates
Dec22

LOAN PORTFOLIO

EXPANDED LOAN PORTFOLIO BY CLIENT PROFILE, PRODUCT AND CURRENCY

R$ million	Dec22	Sept22	Dec21	Variation % Quarter	Variation % 12 months
\\ Individuals	**361,101**	**352,672**	**320,760**	**2.4**	**12.6**
Consumer Financing	**252,114**	**246,977**	**221,230**	**2.1**	**14.0**
Payroll-deductible Loans	89,167	88,327	84,111	1.0	6.0
Credit Card	69,955	65,771	54,865	6.4	27.5
Personal Loans	57,185	57,170	49,413	-	15.7
CDC / Vehicle Leasing	35,807	35,709	32,840	0.3	9.0
Real Estate Financing	**84,701**	**82,763**	**77,595**	**2.3**	**9.2**
Other Products	**24,287**	**22,932**	**21,936**	**5.9**	**10.7**
Rural Loans	15,239	13,822	13,053	10.3	16.7
Other	9,047	9,110	8,882	(0.7)	1.9
\\ Companies	**530,831**	**525,899**	**491,897**	**0.9**	**7.9**
Working Capital	156,603	152,391	151,344	2.8	3.5
Foreign Trade Finance	48,628	51,935	60,183	(6.4)	(19.2)
Real Estate Financing	20,631	19,518	18,350	5.7	12.4
BNDES/Finame Onlendings	15,884	15,447	15,656	2.8	1.5
CDC / Leasing	27,275	26,372	22,618	3.4	20.6
Rural Loans	24,105	23,696	18,357	1.7	31.3
Sureties and Guarantees	98,394	92,476	83,972	6.4	17.2
Securities	96,609	102,317	87,148	(5.6)	10.9
Other	42,703	41,746	34,270	2.3	24.6
\\ Expanded Loan Portfolio	**891,933**	**878,571**	**812,657**	**1.5**	**9.8**
Real	835,811	823,547	754,309	1.5	10.8
Foreign Currency	56,122	55,024	58,348	2.0	(3.8)

Portfolio Mix



%
44.3
19.1
36.6
2018
44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Since 2018 we have intensified the relationship with Individual clients, a segment that has higher net margins.

LOAN PORTFOLIO

REAL ESTATE FINANCING


Portfolio
R$ million
Total ▲ 72%
Ind. ▲ 91%
Comp. ▲ 22%
61,222
16,935
44,288
77,751
18,588
59,163
95,945
18,350
77,595
96,117
17,504
78,614
98,705
18,231
80,474
102,281
19,518
82,763
105,332
20,631
84,701
Dec19
Dec20
Dec21
Mar22
June
Sept
Dec
Individuals
Companies


Origination
R$ million
▲ 66%
4,585
1,312
3,273
8,920
2,021
6,899
8,854
2,528
6,326
5,070
1,284
3,786
5,393
1,908
3,485
5,585
1,461
4,125
7,603
3,916
3,687
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 4Q22

Average term: **328 Months**

R$534 Thousand	R$340 Thousand	63.7%	51.6%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)


Units Financed
▲ 24%
18,158
6,843
11,315
31,243
9,364
21,879
26,074
6,172
19,902
17,613
5,793
11,820
17,993
7,529
10,464
18,264
6,728
11,536
22,569
12,832
9,737
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q
Borrower
Builder

PAYROLL-DEDUCTIBLE LOANS


Portfolio
%
63.0
61.4
60.8
60.7
60.9
R$ million
84,111
84,587
86,078
88,327
89,167
87.0
28.9
58.1
12.9
33.3
53.9
12.8
37.8
49.6
12.6
41.3
46.3
12.4
44.0
44.2
11.8
88.2
Dec21
Mar22
June
Sept
Dec
Digital Channels%
Branches Network %
Correspondent %
Payroll-deductible Loans/Total Personal Loans


Distribution of the Portfolio by Sector
%
47.3
5.2
47.5
47.2
5.0
47.8
49.3
5.2
45.5
Dec20
Dec21
Dec22
Public Sector
Private Sector
Social Security National Institute (INSS)

MARKET SHARE

Dec22		
	18.0%	Social Security
15.2%	11.2%	Private
Total	13.7%	Public

Growth of 6% in the year with an increase, mainly, in the participation of the public sector. The improvements in our marketing means provide a better customer experience by driving the use of digital channels, being responsible for more than 70% of the production of 4Q22 and presenting constant evolution in representativeness over the total portfolio.

LOAN PORTFOLIO

VEHICLE FINANCING

Portfolio
R$ million



Total ▲ 39%
Ind. ▲ 23%
Comp. ▲ 68%
45,960
47,298
55,957
58,467
60,903
62,705
63,815
16,444
17,422
22,691
24,083
25,359
26,612
27,642
29,516
29,876
33,266
34,384
35,544
36,092
36,173
Dec19
Dec20
Dec21
Mar22
June
Sept
Dec
Individuals
Companies

Distribution of the Portfolio by Product
%



6.7
1.5
91.8
5.5
1.3
93.2
5.5
1.2
93.3
Dec20
Dec21
Dec22
Finame Portfolio
Leasing Portfolio
CDC Portfolio

BRADESCO ORIGINATION – FINANCING

R$1.9 Bi	R$64 Thousand	45 Months	34%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

Production R$ Oct22 – Dec22

BRADESCO ORIGINATION

R$0.7 Bi	R$87 Thousand	48 Months	36%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

Production R$ Oct22 – Dec22

EXPANDED LOAN PORTFOLIO DISTRIBUTION | BY ECONOMIC SECTOR

R$ million	Dec22	%	Sept22	%	Dec21	%
\\ Economic Sector						
\\ Public Sector	**12,922**	**1.4**	**13,910**	**1.6**	**10,649**	**1.3**
Petrol, derived and aggregated activities	7,976	0.9	8,665	1.0	5,895	0.7
Production and distribution of electricity	4,794	0.5	4,279	0.5	4,008	0.5
Other sectors	152	-	966	0.1	746	0.1
\\ Private Sector	**879,011**	**98.6**	**864,661**	**98.4**	**802,008**	**98.7**
Companies	**517,910**	**58.1**	**511,989**	**58.3**	**481,248**	**59.2**
Services	98,473	11.0	93,691	10.7	72,576	8.9
Retail	52,991	5.9	51,926	5.9	48,881	6.0
Transportation and concession	39,043	4.4	39,477	4.5	38,172	4.7
Real estate and construction activities	37,542	4.2	38,951	4.4	35,191	4.3
Wholesale	31,074	3.5	26,100	3.0	30,054	3.7
Food products	22,051	2.5	21,979	2.5	24,665	3.0
Automotive	14,526	1.6	16,231	1.8	15,959	2.0
Other sectors	222,210	24.9	223,634	25.5	215,750	26.5
Individuals	**361,101**	**40.5**	**352,672**	**40.1**	**320,760**	**39.5**
\\ Total	**891,933**	**100.0**	**878,571**	**100.0**	**812,657**	**100.0**

LOAN PORTFOLIO

PORTFOLIO BY DEBTORS

We have a diversified portfolio, with no relevant concentrations of specific clients.


%
29.5
29.5
29.7
30.1
29.3
22.6
22.5
22.9
23.6
22.9
13.2
13.5
14.1
15.0
14.2
8.1
8.3
8.7
9.8
9.4
1.4
1.4
1.4
1.4
1.4
Dec21
Mar22
June
Sept
Dec
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

FLOW OF MATURITIES[1]

We demonstrate below the profile of loan portfolio deadlines.

%	Dec22	Sept22	Dec21
1 to 30 days	12.6	11.4	11.4
31 to 60 days	7.2	7.0	6.5
61 to 90 days	5.0	6.0	5.8
91 to 180 days	11.1	10.8	11.4
\\ Short-Term	**35.9**	**35.2**	**35.0**
181 to 360 days	14.4	15.8	15.4
Over 360 days	49.7	49.0	49.6
\\ Medium/ Long-Term	**64.1**	**64.8**	**65.0**

(1) Only normal course operations of the Bacen Portfolio.

CHANGES IN EXPANDED LOAN PORTFOLIO BY RATING | R$ million (unless otherwise stated)

Loan granting processes meant that more than 94.8% of the new crops of loans were rated AA-C (in 12 months).

Changes in Expanded Loan Portfolio by Rating between December 2021 and 2022	Total Credit on December 2022		New Customers between January 2022 and December 2022		Remaining clients from December 2021	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	797,390	89.4%	60,241	94.8%	737,149	89.0%
D	22,348	2.5%	1,521	2.4%	20,828	2.5%
E - H	72,195	8.1%	1,755	2.8%	70,439	8.5%
\\ Total	**891,933**	**100.0%**	**63,517**	**100.0%**	**828,416**	**100.0%**

OPENING OF THE EXPANDED PORTFOLIO BY RATING AND CLIENT SIZE (%)

Loans classified between AA-C represent 89.4% of the total portfolio.

Customer Profile	Dec22			Sept22			Dec21		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	92.9	0.3	6.8	94.1	0.3	5.6	93.3	0.2	6.5
Micro, Small and Medium-Sized Enterprises	87.0	3.4	9.6	88.0	3.2	8.8	89.0	4.3	6.7
Individuals	87.1	4.3	8.6	87.9	4.0	8.1	90.0	3.7	6.3
\\ Total	**89.4**	**2.5**	**8.1**	**90.4**	**2.4**	**7.2**	**91.1**	**2.4**	**6.5**

EXPENSES WITH EXPANDED ALL

R$ million	4Q22	3Q22	4Q21	12M22	12M21	Variation % 4Q22 x 3Q22	Variation % 4Q22 x 4Q21	Variation % 12M22 x 12M21
ALL Expenses	(10,562)	(8,587)	(5,059)	(34,348)	(18,685)	23.0	108.8	83.8
Income from Credit Recovery	1,131	1,498	1,062	5,871	5,620	(24.5)	6.5	4.5
Impairment of Financial Assets	(65)	233	28	2,626	(293)	-	-	-
Granted Discounts / Other (1)	(534)	(411)	(314)	(1,595)	(1,677)	29.9	70.1	(4.9)
\\ Subtotal	**(10,030)**	**(7,267)**	**(4,283)**	**(27,446)**	**(15,035)**	**38.0**	**134.2**	**82.5**
Extraordinary ALL (Large Corporate Client) (2)	(4,851)	-	-	(4,851)	-	-	-	-
\\ Expanded ALL	**(14,881)**	**(7,267)**	**(4,283)**	**(32,297)**	**(15,035)**	**104.8**	**-**	**114.8**

(1) Includes the result with BNDU, provision for sureties and guarantees, and others; and (2) Includes provision for sureties and guarantees in the amount of R$405 million.


Expanded ALL/ Expanded Loan Portfolio
%
4.4
3.2
2.7
2.7
2.8
2.6
2.4
2.2
2.6
4.1
5.4
3.4
2.7
2.2
1.9
1.7
2.1
2.3
2.5
3.3
6.7
4.5
Expanded ALL
R$ million
5,456
3,935
3,491
3,543
3,786
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
3,907
3,487
3,358
4,283
4,836
5,313
7,267
14,881
4,851
10,030
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q 1Q22 2Q 3Q 4Q
Large Corporate Client
Without Large Corporate Client
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)
Expanded ALL (Expense) - Without Large Corporate Client / Expanded Loan Portfolio (Annualized)

The increase in ALL in the quarter reflects the conditions of the economic scenario, which influenced the credit cycle (mainly retail), and the increase in delinquency and, also, the impact of a specific client that was not provisioned.

During 2022, we reduced the credit approval rating by 16.6 p.p., reflecting the constant improvement of our lending criteria in order to ensure continuous and sustainable portfolio growth.

In the 4Q22, the ALL stock totaled R$57.7 billion, representing 8.8% of the loan portfolio, equivalent to a coverage ratio for overdue loans over 90 days of 204%.


Provision – Wholesale and Retail
R$ million
25,754
19,564
6,190
15,035
15,407
(372)
32,297
33,167
4,851
(5,721)
2020
2021
2022
Wholesale
Large Corporate Client (1)
Retail

(1) Includes complementary ALL.


Index of Credit Approval without Warranty - Checking Account holders
%
54.4
41.3
50.7
34.1
Dec19
Dec20
Dec21
Dec22

LOAN INDICATORS

RENEGOTIATED PORTFOLIO

Evolution of the balance of the Portfolio



R$ billion
▲ 20%
29.4
28.6
30.3
31.4
32.6
34.4
4.9
4.8
4.5
5.1
5.3
5.3
24.5
23.9
25.8
26.3
27.3
29.1
Dec20
Dec21
Mar22
June
Sept
Dec
Originated from portfolio in write-off
Originated from active portfolio

The renegotiated portfolio grew 5.5% in the quarter, totaling R$34.4 billion in Dec22.

We highlight that the total of this portfolio has been moderately following the growth of the Bacen portfolio. In relation to the same period of 2020, the peak of the pandemic, there was a reduction of 0.6 p.p. in the indicator.

The delinquency ratio over 90 days of the renegotiated portfolio presented an increase compared to the last quarter, which was expected in the second half of 2021, since we are gradually returning to our pre-pandemic renegotiation practices, with more restrictive conditions based on the historical behavior of clients and on models of propensity to payment.

Renegotiated Portfolio / Bacen Portfolio



%
4.6
4.4
4.4
4.4
4.2
4.5
4.6
4.2
4.2
4.1
4.8
5.6
5.8
5.6
5.2
4.9
4.7
4.9
5.0
5.1
5.2
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec

ALL / Renegotiated Portfolio



%
76.5
76.4
77.6
78.0
78.3
80.3
78.0
66.4
66.9
66.8
68.2
61.7
61.5
63.8
61.9
63.1
62.3
62.3
62.7
62.5
63.3
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec

Delinquency ratio over 90 days



%
24.7
24.6
21.8
21.4
19.6
16.9
16.7
19.0
17.4
20.8
11.5
5.9
7.4
14.4
14.6
15.8
17.8
18.7
18.2
19.8
21.6
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec

LOAN INDICATORS

DELINQUENCY RATIOS

OVER 90 DAYS - %


Dec16
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

OVER 90 DAYS | TOTAL - %


R$ million
Active Assignment (1)
Total - With Assignment
Total - Without Assignment

(1) Assignments considered from Dec19.

15 TO 90 DAYS - %


Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Our delinquency is focused on the retail portfolio of Individuals and Micro and Small-sized Enterprises. These segments naturally suffer most in adverse inflation and high interest scenarios, a context that was strongly affected by the pandemic and that has extended, generating greater impacts on these audiences. On the other hand, our portfolio of Large Corporates shows the lowest delinquency in the historical series, which confirms that the diversification of our credit portfolio is an important protection, counterbalancing risks at different times.

Given this background, the total NPL of the portfolio reached 4.1% between 15 and 90 days and 4.3% over 90 days. The revisions and adjustments in the credit policies, which were made during this aggravated scenario, have already brought defaults on new intakes to levels below the pre-pandemic period.

LOAN INDICATORS

COVERAGE RATIOS AND PROVISION

The coverage ratio over 90 days, excluding operations 100% provisioned, reached 310%. Our total portfolio provision reached 8.8%, a 14.7% increase in the total provision. Disregarding the impact of the Large Corporate client, the increase would be 5.9%, still higher than the 1.8% growth in the Bacen portfolio. The changes observed in the coverage ratio reflect the cycle of losses in operations, which tends to be eased by the new crops, because they demand less provision.

Coverage Ratio


%
369 381 426 470 474 548 517 392 481 425 602 994 955 688 557 508 506 384 327 298 310
211 219 230 243 245 269 267 226 245 228 299 398 403 350 325 297 261 235 218 201 204
175 180 189 201 202 220 209 189 194 184 250 337 311 267 263 244 215 189 176 167 168
188
121 124 122 125 125 126 122 116 120 121 124 121 118 120 117 115 111 105 101 98 105
9.9 9.6 9.0 8.8 8.6 8.8 8.6 8.2 8.1 8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4 7.6 7.7 7.8 8.8
5.5 5.4 4.7 4.5 4.2 4.0 3.9 4.1 3.8 4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1 3.6 4.0 4.3 4.8
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegotiation
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days - Without Large Corporate Client

Composition of the Provision


R$ million
36,527 35,763 35,240 35,237 35,084 36,987 36,860 36,142 36,796 40,466 43,209 44,894 45,339 46,030 44,401 44,624 45,236 47,149 48,790 50,334 57,741
6,918 6,899 6,903 6,910 6,903 6,899 6,899 6,899 6,901 9,365 12,014 10,370 10,519 11,569 11,243 9,968 9,240 9,390 8,749 9,743 11,081
12,721 12,365 12,905 13,528 14,081 16,428 16,049 14,407 15,404 14,541 18,290 23,378 22,775 21,389 21,319 20,987 20,966 20,373 21,309 19,799 22,809
16,887 16,499 15,432 14,799 14,100 13,661 13,912 14,835 14,491 16,560 12,905 11,145 12,044 13,071 11,840 13,669 15,030 17,386 18,732 20,792 23,850
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec
Specific
Generic
Complementary

Portfolio in Arrears


%
5.6 5.4 4.8 4.4 4.3 4.0 4.1 4.3 4.2 4.6 3.6 2.7 2.9 3.3 3.1 3.2 3.4 4.0 4.4 4.7 5.2
4.7 4.4 3.9 3.6 3.5 3.3 3.2 3.6 3.3 3.7 3.0 2.3 2.2 2.5 2.5 2.6 2.8 3.2 3.5 3.9 4.3
R$ million
20,868 19,900 18,610 17,538 17,403 16,798 17,611 19,171 19,008 21,972 17,296 13,304 14,597 17,260 16,869 18,312 20,996 24,904 27,648 30,108 34,269
17,278 16,311 15,323 14,474 14,302 13,739 13,795 16,024 15,026 17,759 14,428 11,276 11,255 13,160 13,674 15,031 17,339 20,031 22,366 25,076 28,277
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days
Loans Overdue for over 60 days / Bacen Portfolio
Loans Overdue for over 90 days / Bacen Portfolio

LOAN INDICATORS

NPL CREATION | 90 DAYS VS. WRITE-OFFS

Increase of the NPL Creation in the quarter for all segments, mainly with Individuals and micro, small and medium-sized enterprises. It is worth noting that a significant part of the NPL Creation of the quarter comes from loans 100% provisioned or with a high level of provisions, part of them originating from the renegotiated portfolio. In this quarter, continuing with the strategy of increasing management efficiency, we have conducted the assignment of active and written-off portfolios.



NPL Creation
R$ million
0.9%
1.2%
1.1%
1.1%
1.2%
5,763
7,378
7,212
7,191
8,114
3,846
5,344
4,700
4,828
5,068
1,681
1,965
2,422
2,358
3,002
236
69
91
5
45
4Q21
1Q22
2Q
3Q
4Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates
NPL Creation / Carteira Bacen



Write-offs
R$ million
3,455
4,686
4,878
4,481
4,913
2,383
3,146
2,985
3,157
3,219
939
1,268
1,739
1,317
1,683
133
271
154
7
12
4Q21
1Q22
2Q
3Q
4Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In the 4Q22, gross ALL expenses accounted for 185% of the NPL Creation, demonstrating provisioning at conservative levels.



Gross ALL Expenses X NPL Creation - 90 days
R$ million
88%
96%
113%
119%
185%
130%
5,763
5,059
7,378
7,051
7,212
8,148
7,191
8,587
8,114
10,562
4,446
15,008
4Q21
1Q22
2Q
3Q
4Q
NPL Creation - 90 days
Gross ALL Expenses
Large Corporate Client (1)
Gross ALL Expenses /NPL Creation - 90 days - Without Large Corporate Client
Gross ALL Expenses /NPL Creation - 90 days

(1) Does not include provision for sureties and guarantees in the amount of R$405 million.

MAIN FUNDING SOURCES

FUNDS RAISED AND MANAGED

R$ million	Dec22	Sept22	Dec21	Variation % Quarter	Variation % 12 months
Demand Deposits	58,029	51,933	58,334	11.7	(0.5)
Savings Deposits	134,624	132,847	139,341	1.3	(3.4)
Time Deposits + Debentures	415,368	421,264	384,542	(1.4)	8.0
Borrowings and Onlending	58,595	62,425	51,489	(6.1)	13.8
Funds from Issuance of Securities	226,815	214,971	166,348	5.5	36.3
Subordinated Debts	52,241	56,225	54,451	(7.1)	(4.1)
\\ Subtotal	**945,673**	**939,666**	**854,505**	**0.6**	**10.7**
Obligations for Repurchase Agreements (1)	248,632	281,153	247,968	(11.6)	0.3
Interbank Deposits	1,553	1,645	4,656	(5.6)	(66.6)
Working Capital (Own/Managed)	124,282	129,715	123,061	(4.2)	1.0
Foreign Exchange Portfolio	23,535	56,712	20,215	(58.5)	16.4
Payment of Taxes and Other Contributions	729	5,957	722	(87.8)	1.0
Technical provisions for insurance, pension plans and capitalization bonds	324,024	316,560	292,860	2.4	10.6
\\ Funds raised	**1,668,429**	**1,731,409**	**1,543,988**	**(3.6)**	**8.1**
\\ Investment Funds and Managed Portfolios	**1,102,156**	**1,092,640**	**1,060,429**	**0.9**	**3.9**
\\ Total Assets under Management	**2,770,585**	**2,824,049**	**2,604,416**	**(1.9)**	**6.4**

(1) It does not consider debentures.

LOANS VS. FUNDING

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. We meet the need for resources required for loan operations primarily through our funding activities, through the capacity to obtain funding from clients effectively.

R$ million	Dec22	Sept22	Dec21	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	58,758	57,890	59,056	1.5	(0.5)
Savings Deposits	134,624	132,847	139,341	1.3	(3.4)
Time Deposits + Debentures	415,368	421,264	384,542	(1.4)	8.0
Funds from Financial Bills	214,424	201,262	155,971	6.5	37.5
\\ Customer Funds (1)	**823,175**	**813,264**	**738,910**	**1.2**	**11.4**
(-) Reserve Requirements (2)	(101,974)	(114,280)	(87,363)	(10.8)	16.7
(-) Available Funds (Brazil)	(14,617)	(13,574)	(15,095)	7.7	(3.2)
\\ Customer Funds Net of Reserve Requirements	**706,585**	**685,410**	**636,452**	**3.1**	**11.0**
Borrowings and Onlending	58,595	62,425	51,489	(6.1)	13.8
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	97,730	99,766	92,200	(2.0)	6.0
\\ Total Funding (A)	**862,910**	**847,601**	**780,141**	**1.8**	**10.6**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**792,923**	**785,424**	**727,926**	**1.0**	**8.9**
\\ B / A	**91.9%**	**92.7%**	**93.3%**	**(0.8) p.p.**	**(1.4) p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate); and
(2) For Sept22, it considers voluntary investments in the Central Bank of Brazil.

FEE AND COMMISSION INCOME

R$ million	4Q22	3Q22	4Q21	12M22	12M21	Variation % 4Q22 x 3Q22	Variation % 4Q22 x 4Q21	Variation % 12M22 x 12M21
Card Income	3,817	3,599	3,272	14,026	11,623	6.1	16.7	20.7
Checking Account	1,905	1,908	2,031	7,706	7,981	(0.2)	(6.2)	(3.4)
Asset Management	768	792	812	3,111	3,296	(3.0)	(5.4)	(5.6)
Loans Operations	606	641	763	2,682	2,777	(5.5)	(20.6)	(3.4)
Consortium Management	591	477	572	2,250	2,203	23.9	3.3	2.1
Collections and Payments	562	574	595	2,292	2,411	(2.1)	(5.5)	(4.9)
Custody and Brokerage Services	362	360	344	1,441	1,404	0.6	5.2	2.6
Underwriting / Financial Advisory Services	341	220	194	1,033	1,214	55.0	75.8	(14.9)
Other	299	285	281	1,153	1,190	4.9	6.4	(3.1)
\\ Total	**9,251**	**8,856**	**8,864**	**35,694**	**34,099**	**4.5**	**4.4**	**4.7**
\\ Business Days	**62**	**65**	**63**	**251**	**251**	**(3)**	**(1)**	**-**

Fee and Commission Income presented growth in all comparative periods. We highlight our wide range of products and services available in our extensive customer service network (both digital and physical).

CARD INCOME – The volume traded exceeded R$79 billion, a growth of 19.6% compared to the same period of the previous year. This evolution portrays the expansion of card penetration in all segments, with emphasis on the High Income that increased its representativeness in the total card portfolio by 5 p.p. in 12 months (4Q22 vs. 4Q21) and also the consistent multichannel distribution with an emphasis on growing card sales through Digital Channels providing the increase of our active base.

CHECKING ACCOUNT – Maintenance of revenue in the quarter and reduction in comparison with the periods of the previous year, due to lower use of some fee-for-service business, such as withdrawals, transfers via TED/DOC and issuance of statements, reflecting the new behavioral trends of clients. We continue offering solutions to meet all the demands and needs of our more than 38 million account holders, who grew +1.8 million in 12 months.

ASSET MANAGEMENT – The revenue movement reflects the perception of greater investor cautiousness and the scenario of higher interest rates, favoring the migration of high value-added funds for products with lower administration and fixed income fees, which are more conservative. We offer clients a complete asset management platform, specialized advice and exclusive services for the investment journey, whatever the investor profile and, with that, we have maintained our revenues above R$3 billion in 2022.

Volume Traded - Credit Cards


R$ million
▲19.6%
▲1.5%
54,862
52,175
66,516
66,640
73,570
78,363
79,537
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q


In millions
72.0
70.2
74.1
74.8
75.5
76.8
77.1
30.1
32.3
36.3
37.0
37.6
38.0
38.0
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q
Checking Account Holders
Total Customers (1)

(1) It excludes the overlap of clients.

Investments Funds and Managed Portfolios


R$ billion
1,001
1,023
1,060
1,071
1,059
1,093
1,102
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q

FEE AND COMMISSION INCOME

LOAN OPERATIONS – The variation of this revenue is mainly related to the lower volume of origination from real estate financing operations, working capital, and vehicles for non-account holders.

COLLECTIONS AND PAYMENTS – Maintenance of representativeness in around 6% of the total fee and commission income, even with the new modalities available on the market and the adequacy of the fee values.

CONSORTIA – Market leadership, reaffirming our active presence along the lines of movable and immovable assets. The sales originated in the digital channels (Mobile, Internet Banking and Net Empresa for Companies) represented around 26% of the total origination in 2022, with a relevant performance in the agribusiness and real estate market. In 2022, there was an impact on revenues due to the new accounting rule made available by the Central Bank of Brazil, where income from consortium management became recognized during the term of the contracts.

Number of Outstanding Consortium Quotas

In thousands



1,617
1,528
1,517
1,522
1,537
1,573
1,570
1,280
1,222
1,202
1,189
1,180
1,206
1,160
71
71
86
95
112
114
158
266
235
229
238
245
254
251
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q
Real Estate
Trucks
Auto

UNDERWRITING / FINANCIAL ADVISORY SERVICES – In the quarterly comparison (4Q22 vs. 3Q22), the revenue growth is related to the increase in the capital market business. We highlight the evolution of revenues in Mergers and Acquisitions (+79%) and Fixed Income (+70%) operations. Below are the main highlights by segment:

Fixed Income: We reached the second position in the origination ranking (Anbima ranking – November 2022) due to advice and structuring of 127 transactions with a volume of around R$43 billion.
Variable Income: We reached the second position in the volume ranking (Dealogic Bookrunner Volume – Fully marketed follow-ons) with ten transactions up to December 2022, totaling R$52.6 billion.
Mergers and Acquisitions: We placed first in the Thomson Reuters ranking by number of transactions with the advisory services in 83 transactions up to December 2022, totaling U$15.5 billion.

CUSTODY AND BROKERAGE

Brokerage – The variation is related to the preparation in capturing opportunities with the volatility of the capital market through our diversified product portfolio and complete Ágora investment platform, which contributed to a growth of 9% in revenues in 12 months.

Custody – Higher number of issues and cancellations of ADRs / UNITs over the course of 12 months. In the 4Q22, we registered R$2.1 trillion of assets under custody.

Assets under Custody

R$ billion



1,855
1,949
1,993
2,102
2,002
2,109
2,122
4Q19
4Q20
4Q21
1Q22
2Q
3Q
4Q

OPERATING EXPENSES

R$ million	4Q22	3Q22	4Q21	12M22	12M21	Variation % 4Q22 x 3Q22	Variation % 4Q22 x 4Q21	Variation % 12M22 x 12M21
\\ Personnel Expenses								
Structural	**5,185**	**5,024**	**4,509**	**19,264**	**17,107**	**3.2**	**15.0**	**12.6**
Payroll/Social Charges	3,695	3,541	3,294	13,772	12,412	4.3	12.2	11.0
Benefits	1,490	1,483	1,215	5,492	4,695	0.5	22.6	17.0
Non-Structural	**782**	**1,195**	**1,265**	**4,141**	**4,290**	**(34.6)**	**(38.2)**	**(3.5)**
Management and Employee Profit Sharing	436	911	940	2,961	3,275	(52.1)	(53.6)	(9.6)
Provision for Labor Claims	195	185	158	706	544	5.4	23.4	29.8
Termination Costs	103	66	125	345	372	56.1	(17.6)	(7.3)
Training	48	33	42	129	99	45.5	14.3	30.3
\\ Total - Personnel Expenses	**5,967**	**6,219**	**5,774**	**23,405**	**21,397**	**(4.1)**	**3.3**	**9.4**
\\ Administrative Expenses								
Outsourced Services	1,512	1,373	1,412	5,443	5,192	10.1	7.1	4.8
Depreciation and Amortization	954	916	799	3,584	3,256	4.1	19.4	10.1
Data Processing	764	741	720	2,797	2,532	3.1	6.1	10.5
Advertising and Marketing	641	477	702	2,011	1,754	34.4	(8.7)	14.7
Asset Maintenance	378	377	364	1,460	1,376	0.3	3.8	6.1
Financial System Services	377	286	252	1,208	1,034	31.8	49.6	16.8
Communication	319	307	348	1,291	1,446	3.9	(8.3)	(10.7)
Rent	314	304	318	1,223	1,267	3.3	(1.3)	(3.5)
Transportation	203	212	195	809	724	(4.2)	4.1	11.7
Security and Surveillance	144	147	138	584	581	(2.0)	4.3	0.5
Utilities (Water, Electricity and Gas)	80	76	96	360	356	5.3	(16.7)	1.1
Travel	40	29	14	99	39	37.9	185.7	153.8
Materials	28	34	37	123	123	(17.6)	(24.3)	-
Other	301	294	268	1,063	1,042	2.4	12.3	2.0
\\ Total - Administrative Expenses	**6,055**	**5,573**	**5,663**	**22,055**	**20,722**	**8.6**	**6.9**	**6.4**
\\ Total Expenses Administrative + Personnel	**12,022**	**11,792**	**11,437**	**45,460**	**42,119**	**2.0**	**5.1**	**7.9**
\\ Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	695	617	603	2,228	2,067	12.7	15.3	7.8
Civil and Tax Contingencies	567	(374)	261	548	603	-	117.4	(9.1)
Claims	213	233	188	932	572	(8.6)	13.3	62.8
Other	(7)	150	378	(28)	1,581	-	-	-
\\ Total - Operating Expenses Net of Revenue	**1,469**	**626**	**1,430**	**3,680**	**4,823**	**134.6**	**2.7**	**(23.7)**
\\ Total Operating Expenses	**13,491**	**12,418**	**12,867**	**49,140**	**46,942**	**8.6**	**4.8**	**4.7**

OPERATING EXPENSES

PERSONNEL EXPENSES

The increase of 9.4% compared to last year is lower than the effects of the collective bargaining agreements occurring in 2021 and 2022 (from September of each year). The quarterly comparison showed a reduction of 4.1%, even with the impact of the 10% readjustment in benefits and 8% in wages and higher expenses with labor lawsuits/layoff costs, which were offset by lower expenses with profit sharing.

ADMINISTRATIVE EXPENSES

6% growth in 2022 (12M22 vs. 12M21), in which fixed expenses showed a lower growth than variable expenses (6% vs. 9%, respectively). The highest expenses are related to the increase in the volume traded, investments in customer service channels, aiming to provide better and more adequate support for the needs and experiences of our clients, as well as institutional expenses with advertising and publicity for product offerings and brand dissemination.

Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)



8,847
8,468
8,317
8,227
8,148
7,930
4,737
4,533
4,396
4,325
4,281
4,169
715
988
973
976
996
897
3,395
2,947
2,948
2,926
2,871
2,864
Dec20
Dec21
Mar22
June
Sept
Dec
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

OTHER OPERATING EXPENSES, NET OF INCOME

In the 3Q22, we reassessed the risks of some fiscal processes, generating reversals and impacting the variation in the quarter. The reduction in relation to 12M21 is mainly a response to lower expenses with operational provisions related to the business.

DYNAMICS OF THE INSURANCE BUSINESS

INFORMATION	Income		Quarterly ROAE	Revenues	
4Q22	R$ **1,893** MM	+26.6% in the quarter +24.8% in 12 months	**21.2%**	R$ **24,495** MM	-2.6% in the quarter +15.4% in 12 months

The Grupo Bradesco Seguros recorded a net income of R$1.9 billion in 4Q22 (+26.6% vs. 3Q22 and + 24.8% vs. 4Q21) and R$6.8 billion in the accumulated of 2022 (+27.2% vs. 12M21), with an increase in the ROAE from 15.6% to 18.9%. The result was favored by the expansion of Revenues (+15.4% vs. 4Q21 and +16.7% vs. 12M21), totaling R$95.4 billion in 2022, with evolution in all lines of business.

The Financial Income also contributed to this good performance, which reached 8.5% in the quarter and 16.6% in the accrued, influenced by the behavior of the economic and financial ratios of the period. The Income from Insurance, Pension Plans and Capitalization operations reached R$4.3 billion in 4Q22 (+21.9% vs. 4Q21 and +28.9% vs. 12M21), exceeding the guidance established for the year, from 18% to 23%.

The Technical Provisions of the Group increased by 10.6% in the annual comparison, reaching R$324 billion, with emphasis on the lines of Health, Life and Pension, and Financial Assets grew by 7.5%, reaching R$343 billion. Regarding the performance indicators, the Administrative Efficiency Ratio remained at 3.6% in the year, which represents an improvement of 0.3 p.p. compared to 2021, and the Claims Ratio registered a decrease of 1.4 p.p., reaching about 80%.

In indemnities and benefits, R$12 billion was paid in the quarter and R$48 billion in the accrued.

Throughout 2022, investments in innovation and technology doubled compared to 2021, reaching R$1 billion, on three fronts: development and infrastructure, including improvement of customer service channels; hiring of new professionals, with the aim of accelerating the company's digital transformation process; and acquisition of new CRM platforms.

The open innovation model was also boosted, which encourages the collaboration of partners who are developing products and services capable of contributing to the Insurance Group's business. As a result, the number of companies prospected in 2022 exceeded three digits, growing more than 62% compared to the previous year.

The result of the expansion and improvement of digital channels, with solutions that aim to simplify and streamline client and broker interactions in the hiring and service process, can be measured in numbers. The sales in the modality grew 57% from January to December 2022, reaching R$2.6 billion, with an increase of 45% in the number of items distributed, exceeding 3.6 million. The Bradesco Seguros apps have already accumulated around 14 million downloads. In addition, 96% of health reimbursements and 76% of the claims inspections of Auto Insurance were completed by digital process, and 98% of Private Pension sales were digitally signed through the Bradesco app, Internet Banking and Biometrics.

In Bradesco Saúde (Health), the policy holders were awarded in December a new plan of the Effective modality, the Pantanal, with national coverage and local quality providers in various specialties, covering services in the states of Mato Grosso and Mato Grosso do Sul. With the launch, the total of these products rises to 17, developed in order to meet specific regional needs.

In the last quarter of the year, the company obtained two more important recognitions: the 2022 Top of Mind award for HR, in the Medical Assistance/Health Insurance Agreement category, for the second consecutive year, totaling 16 achievements; and the 2022 NPS Awards, in the Health Plan category, achieving the highest satisfaction rate in the national survey.

Still in the Health segment, the health operator Mediservice, a member of the Grupo Bradesco Seguros, exceeded 530 thousand beneficiaries in 2022, which represents an increase of 38% compared to the previous year, and the network of Meu Doutor Novamed clinics, created in 2015, with the aim of expanding access to Primary Health Care, surpassed the one million patient mark.

In the Private Pension segment, Bradesco Vida e Previdência has intensified the agenda of offering products that adhere to the client's life, with the initiative of the PrevJovem Premiável and the expansion of funds for the constitution of reserves by children and young people.

In addition, the company has advanced in providing journeys to partners, improving the experience in the bank's self-service channels, and a solution for hiring non-account holders more quickly and safely.

In the Life Insurance segment, Bradesco Vida e Previdência launched the Vida Mais Bradesco Seguro Resgatável product in November. The Travel Insurance, which was completely reformulated, now offering 20 plans with the most diverse coverage and assistance, registered a growth of 128.7% in awards (up to November 22). All plans have coverage for Covid-19, including medical expenses and extended stays, if necessary. In addition, the product was once again recognized as the "Right Choice" of Proteste, the Brazilian Consumer Protection Association, for its coverage above the one required by the Schengen Treaty and competitive premium in Euros.

In Auto Insurance, Bradesco Auto/RE inaugurated Bradesco Auto Center units in Rio de Janeiro, Curitiba and Porto Alegre, expanded the use of artificial intelligence, generating greater effectiveness and agility in the decision-making process, to reduce the handling time of the claim for clients and brokers at all points of contact, on the most diverse journeys. It is also important to mention the positive results of the Sustainable Claims project, for the collection and disposal of recyclable materials in the Auto and Property and Casualty segments, which collected more than 132 tons in 2022, compared to 14.2 in 2021.

Bradesco Capitalização has diversified its portfolio further, launching two products at the end of 2022: the new Max Prêmios Agro, where the client saves R$5 thousand or R$10 thousand at once and could win 20 monthly draws of up to R$400 thousand, and the new Max Prêmios Cem, which allows the bearer to save R$100.00 at once and to participate in 324 draws during the month.

STATEMENT OF INCOME FROM INSURANCE

R$ million	4Q22	3Q22	4Q21	12M22	12M21	Variation % 4Q22 x 3Q22	4Q22 x 4Q21	12M22 x 12M21
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	14,683	14,410	12,116	55,954	47,616	1.9	21.2	17.5
Retained Claims	(10,367)	(10,002)	(8,623)	(39,417)	(34,220)	3.7	20.2	15.2
Capitalization Bond Draws and Redemptions	(1,277)	(1,482)	(1,112)	(5,500)	(4,866)	(13.9)	14.8	13.0
Selling Expenses	(980)	(917)	(919)	(3,575)	(3,339)	6.8	6.7	7.1
Financial Results	2,241	1,460	2,065	7,299	6,260	53.5	8.5	16.6
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**4,300**	**3,469**	**3,527**	**14,762**	**11,452**	**24.0**	**21.9**	**28.9**
Fee and Commission Income	423	438	430	1,701	1,767	(3.4)	(1.6)	(3.7)
Personnel Expenses	(493)	(466)	(447)	(1,851)	(1,649)	5.6	10.3	12.2
Other Administrative Expenses	(453)	(410)	(367)	(1,620)	(1,423)	10.6	23.6	13.8
Others	(806)	(605)	(512)	(2,155)	(1,125)	33.1	57.5	91.5
\\ Operating Income	**2,972**	**2,426**	**2,632**	**10,837**	**9,021**	**22.5**	**12.9**	**20.1**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,080)	(931)	(1,116)	(4,042)	(3,677)	16.0	(3.2)	9.9
\\ Lucro Líquido Recorrente	**1,893**	**1,495**	**1,517**	**6,795**	**5,344**	**26.6**	**24.8**	**27.2**
Life and Pension Plans	1,077	727	676	3,096	1,717	48.1	59.3	80.3
Health	81	72	318	741	1,016	12.5	(74.5)	(27.1)
Capitalization Bonds	157	135	137	648	498	16.3	14.6	30.1
Property & Casualty and Others	578	561	386	2,310	2,113	3.0	49.7	9.3
\\ Selected Asset Data								
Total Assets	371,891	369,747	342,424	371,891	342,424	0.6	8.6	8.6
Securities	343,255	342,890	319,253	343,255	319,253	0.1	7.5	7.5
Technical Provisions	324,024	316,560	292,860	324,024	292,860	2.4	10.6	10.6
Shareholder's Equity (1)	34,060	33,293	31,401	34,060	31,401	2.3	8.5	8.5

(1) In December 2022, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$22,113 million.

Income from insurance operations of R$4.3 billion – a growth of 24% vs. 3Q22

NET INCOME AND ROAE



%
14.3
17.7
18.9
20.9
17.0
21.2
R$ million
1,276
1,517
1,601
1,806
1,495
1,893
642
676
524
768
727
1,077
241
386
568
603
561
578
301
318
323
265
72
81
92
137
186
170
135
157
4Q20
4Q21
1Q22
2Q
3Q
4Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

The growth in turnover, the improvement of the claims ratio and the recovery of the NII contributed to the advancement of the income from operations in all comparative periods.

Bradesco Vida e Previdência (Life and Pension Plans): The profit performance reflects the revenue growth and improvement in the financial income, which offset the increase in accidents.

Bradesco Saúde (Health): In the quarterly comparison, we highlight the improvement of revenue, growth in the financial income, offset by the increase in the retained claims, due to the resumption of elective procedures, frequency in examinations, therapies and hospitalizations.

Bradesco Capitalização (Capitalization Bonds): The increase in profit in the 12 months is a reflection of the increase in revenue, due to the business decisions that allowed, among others, the increase in participation of monthly payment products in the various channels of Banco Bradesco. In addition, we highlight the increase in sales made via digital channels in the period.

Property & Casualty: The improvement in income in 12 months reflects the growth in financial income and the reduction in the claims ratio of the automotive industry.

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose turnover in 4Q22 surpassed R$749 million, totaling more than 843 million transactions.

Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required (MCR) in November 2022 amounted to R$13.4 billion.

REVENUES AND OPERATING INCOME FROM INSURANCE

PREMIUMS ISSUED, PENSION CONTRIBUTION AND CAPITALIZATION REVENUE – REVENUES AND ADMINISTRATIVE EFFICIENCY RATIO


%
3.8
3.8
3.8
3.7
3.8
3.7
3.7
3.5
3.6
R$ million
18,161
19,529
19,874
21,150
21,222
22,114
23,645
25,149
24,495
8,118
1,436
1,181
7,426
9,194
1,384
1,339
7,612
9,171
1,540
1,379
7,784
10,187
1,590
1,506
7,867
10,157
1,755
1,270
8,040
10,598
1,717
1,593
8,206
11,416
2,086
1,569
8,574
11,870
2,429
1,719
9,131
11,168
2,312
1,488
9,527
4Q20
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
4Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

RETAINED CLAIMS


%
73.6
77.7
81.6
82.5
81.6
79.7
80.9
80.5
80.2
R$ million
27,717
25,873
1,844
7,908
6,779
1,129
16,630
13,652
2,978
25,596
21,254
4,342
34,220
29,191
5,029
8,791
8,279
512
19,048
18,188
860
29,050
27,901
1,149
39,417
38,105
1,312
12M20
3M21
6M21
9M21
12M21
3M22
6M22
9M22
12M22
Claims Reported - Covid-19
Retained Claims
Claims

INCOME FROM INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS


R$ million
2,281(*)
2,982
1,443
701
838
3,137(*)
4,266
1,417
1,129
1,720
1,574(*)
3,422
687
1,848
887
3,213(*)
4,578
2,090
1,365
1,123
3,527(*)
4,214
2,065
687
1,462
3,286(*)
3,798
1,639
512
1,646
3,707(*)
4,055
1,959
348
1,748
3,569(*)
3,758
1,460
289
2,009
4,300(*)
4,463
2,241
163
2,059
4Q20
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
4Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance of the revenues in all lines of business and the improvement in the claims ratio and marketing index, and the growth of the financial income contributed to the evolution of the operating income in the annual comparison.

TECHNICAL PROVISIONS AND INSURANCE ACTIVITY INDICATORS

TECHNICAL PROVISIONS

The technical provisions totaled R$324 billion in December 2022, an increase of 10.6% in 12 months and 2.4% in the quarter, with greater provisions in the "health", "life" and "pension" segments.



R$ million
284,606
285,163
288,364
289,111
292,860
301,001
307,819
316,560
324,024
257,746
257,899
260,483
260,782
264,327
271,918
277,831
286,047
292,954
13,638
14,026
14,556
14,918
15,039
15,254
15,598
15,477
15,599
8,571
8,504
8,488
8,492
8,401
8,583
8,803
8,949
9,134
4,650
4,734
4,837
4,918
5,094
5,246
5,587
6,087
6,336
Dec20
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

PERFORMANCE RATIOS – COMBINED RATIO / CLAIMS RATIO / MARKETING INDEX



Combined Ratio
%
95.5
88.0
95.8
95.8
90.9
90.5
91.2
89.2
91.8
108.9
97.8
101.9
103.5
101.9
101.4
102.7
101.3
103.5
100.0
94.9
93.4
94.0
97.9
100.2
96.4
90.9
91.1
67.4
70.4
90.6
81.7
58.1
55.8
60.9
55.1
62.8
4Q20
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
4Q
Life
Health
Auto/P&C
Total



Claims Ratio
%
79.3
79.7
81.9
79.8
79.2
91.0
91.0
92.8
92.8
91.5
68.0
71.3
67.0
59.8
58.3
34.9
34.5
41.4
36.4
41.5
25.7
24.2
29.8
35.4
31.4
4Q21
1Q22
2Q
3Q
4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total



Marketing Index
%
8.3
7.6
7.2
7.3
7.6
23.3
21.1
20.0
20.6
19.5
18.4
17.9
16.1
15.8
15.1
16.9
16.4
15.9
15.1
14.8
5.1
4.4
4.2
4.4
4.6
4Q21
1Q22
2Q
3Q
4Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

INSURANCE – ADDITIONAL INFORMATION

NUMBER OF CONTRACTS BY TYPE OF RISK – LIFE, PERSONAL ACCIDENTS, LOSS OF INCOME AND PROPOSALS FOR PENSION PLANS


In thousand
39,018
2,985
36,032
40,433
2,984
37,449
39,034
2,974
36,060
37,573
2,929
34,644
35,971
2,938
33,033
Dec21
Mar22
June
Sept
Dec
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

NUMBER OF BRADESCO SAÚDE AND MEDISERVICE POLICYHOLDERS AND BRADESCO SAÚDE OPERADORA DE PLANOS


In thousand
3,798
118
3,680
3,859
117
3,742
3,930
116
3,814
3,977
115
3,862
4,040
114
3,926
Dec21
Mar22
June
Sept
Dec
Company Health Plans
Individual Health Plans

NUMBER OF AUTO/P&C POLICYHOLDERS


In thousand
2,921
1,280
1,642
2,898
1,293
1,605
2,905
1,344
1,561
3,049
1,471
1,578
3,057
1,509
1,548
Dec21
Mar22
June
Sept
Dec
Auto/Optional Third-Party Liability
P&C

NUMBER OF ACTIVE CAPITALIZATION BONDS


In thousand
2,668
2,762
2,943
3,097
3,185
20,987
7,368
13,619
24,606
7,615
16,991
33,897
8,045
25,852
24,020
8,423
15,597
21,359
8,602
12,757
Dec21
Mar22
June
Sept
Dec
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

BASEL

Basel Ratio
14.8%
-1.0 p.p. in the quarter
3Q22: 15.8%

Tier I Capital
12.4%
-1.2 p.p. in the quarter
3Q22: 13.6%

Common Equity Ratio
11.0%
-1.1 p.p. in the quarter
3Q22: 12.1%

R$ million

Total RWA
R$971,611
-1.7% in the quarter
3Q22: R$988,412

Credit Risk RWA
R$883,428
-1.8% in the quarter
3Q22: R$900,057

LCR
160.1%
-14.6 p.p. in the quarter
3Q22: 174.7%

Market Risk RWA
R$8,844
-1.9% in the quarter
3Q22: R$9,016

Operational Risk RWA
R$79,339
Without changes in the quarter
3Q22: R$79,339

NSFR
120.5%
-0,8 p.p. in the quarter
3Q22: 121.3%

Our ratios remained above regulatory limits. The Basel ratio was 14.8% in the quarter, a reduction of 1.0 p.p., due to a regulatory change regarding the treatment of tax credits from tax losses arising from foreign investment hedge(2), greater prudential adjustments and the payment of interest on shareholders' equity.



%
15.8
13.8
1.1
12.7
2.0
Dec20
15.4
13.6
1.0
12.6
1.8
Mar21
16.0
14.1
1.1
13.1
1.8
June
15.2
13.7
1.1
12.7
1.4
Sept
15.8
13.7
1.2
12.5
2.1
Dec
15.7
13.7
1.2
12.5
2.0
Mar22
15.6
13.3
1.4
11.9
2.3
June
15.8
13.6
1.5
12.1
2.2
Sept
14.8
12.4
1.5
11.0
2.4
Dec
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter



%
Limits since April, 2022 (1)
9.50 Tier 1
8.00% Common Equity
13.6
1.5
12.1
Sept22
0.1
Net Income 4Q22
(0.1)
MTM of Securities - Equity Valuation Adjustments
(0.3)
Interest on Shareholders' Equity
(0.4)
Regulatory Change (2)
(0.4)
Effects of Prudential Adjustments
12.4
1.5
11.0
Dec22
Common Equity
Addition Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capital is 9.5% for tier I capital and 8.0% for the common equity; and **(2)** It includes the effect of Resolution No. 4,955/21, which came into effect in January 2022 (with 50% implementation in the 2Q22 and 50% in the 4Q22) and amends the treatment of tax credits from tax losses arising from an investment hedge abroad for ratio calculation purposes.

INDICATORS, GUIDANCE AND ECONOMIC PERSPECTIVES

MAIN ECONOMIC INDICATORS

	4Q22	3Q22	4Q21	12M22	12M21
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	3.20	3.31	1.85	12.39	4.42
Ibovespa	(0.27)	11.66	(5.55)	4.69	(11.93)
USD – Commercial Rate	(3.49)	3.22	2.59	(6.50)	7.39
General Market Price Index (IGP-M)	(1.09)	(1.44)	1.54	5.45	17.78
Extended Consumer Price Index (IPCA)	1.63	(1.32)	2.96	5.79	10.06
Business Days (#)	62	65	63	251	251
Calendar Days (#)	92	92	92	365	365
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.2177	5.4066	5.5805	5.2177	5.5805
CDS 5 years (Points)	254	313	205	254	205
Selic - Base Interest Rate (% p.a.)	13.75	13.75	9.25	13.75	9.25
BM&F Fixed Rate (% p.a.)	13.43	13.21	11.79	13.43	11.79

	2022		2023
Guidance	**Disclosed**	**Actual**	**Disclosed**
Expanded Loan Portfolio	10% to 14%	9.8%	6.5% to 9.5%
Net Interest Income	-	3.8%	7% to 11%
Client NII	18% to 22%	22.0%	-
Fee and Commission Income	4% to 8%	4.7%	2% to 6%
Operating Expenses (Personnel + Administrative Expenses + Other)	1% to 5%	4.7%	9% to 13% (1)
Income from Insurance, Pension Plans and Capitalization Bonds	18% to 23%	28.9%	6% to 10%
Expanded ALL - R$ billion	R$25.5 to R$27.5	R$32.3 R$27.4 (2)	R$36.5 to R$39.5

(1) Administrative and personnel expenses grow in line with the inflation; and
(2) Disregards specific impact of a Large Corporate client.

BRADESCO FORECAST

%	2023	2024
USD - Commercial Rate (year-end) - R$	5.25	5.40
Extended Consumer Price Index (IPCA)	5.75	4.02
General Market Price Index (IGP-M)	4.55	4.47
Selic (year-end)	12.25	9.50
Gross Domestic Product (PIB)	1.5	1.6

Additional Information

bradesco

CORPORATE STRATEGY

Purpose Create opportunities for the progress of people and the sustainable development of companies and society

Client | Our inspiration Our primary objective is to captivate our clients to develop a relationship with them and earn their admiration and trust

Digital Transformation | How we do it We possess a digital mindset and behavior that allows us to be simple, efficient, agile, connected and innovative

People | Our team We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people

Sustainability | Made to last Our focus is on being relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences

CUSTOMER-CENTRIC

The power of customization – To provide even more customization and strengthen our relationships with clients – who are even more demanding and digital –, we seek to get to know them better. That is why we combine your voice with the use of data intelligence through metrics that guide our decision-making process. As a result of this union, we have developed solutions that are increasingly relevant to clients, such as the launch of Prime Viagens, a service that was born from the feedback of Prime clients. The novelty presents a unique experience by consolidating and organizing the benefits related to a journey, which are divided into: advantages that help in the preparation of the journey, and benefits that can be used during the journey.

This proximity and contact with clients also gave us important feedback from our Corporate clients. The use of this data and information resulted in improvements to the experience, such as the contracting of working capital and microcredit within Net Empresa, an exclusive channel for the Corporate segment. These are just some examples of the work done with the information we collect and based on our clients' opinions and experiences. We want to bring even more autonomy and customization to the client's day to day, creating a relationship of harmony and loyalty with the Organization.


Virtual Card | Individuals
Cancellation/ Reissue of Debit Card | Individuals

Solutions such as Virtual Card and Debit Card Cancellation/Reissue combine the client's voice with data usage and bring a better customer experience.

100% Client – Always keeping the client at the center of strategic decisions, Bradesco continues to promote customer-centricity and dedicates an exclusive area to the development of journeys and solutions that match the needs, desires and life experiences of each client. Bradesco Experience (be.) works with almost 500 professionals, focused on promoting the best customer experience regardless of the interaction channel. It works with an end-to-end vision and an agile methodology in creating intuitive and personalized journeys, both in financial and non-financial services.

NPS (NET PROMOTER SYSTEM)

Engagement actions throughout the branches' network maintained intensity in the 4Q22 and we ended the year with the strengthening of the NPS dissemination in the network. In addition, we completed the boarding of 100% of the Digital Platforms for Individuals and continue with the implementation of actions prioritized by the client's voice. We deliver more ease and convenience to our clients, with deliveries such as the online chat on the Bradesco App, which facilitated the client's access to the Investment Specialist online.

The work with the client always at the center continues to advance, as well as the NPS results. The recommendation of Bradesco among Individuals clients grew by 21 p.p. between the last quarter of 2020 and the fourth quarter of 2022. In addition, considering the same period, we have Checking Accounts, Cards and Investments with NPS increases of 14 p.p., 20 p.p. and 27 p.p., respectively.

Bradesco NPS | Base 100


Total Individuals
100
121
4Q20
4Q22

Products NPS – Total for Individuals | Base 100


Checking Account
100
114
4Q20
4Q22
Cards
100
120
4Q20
4Q22
Investments
100
127
4Q20
4Q22

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

The NPS is strategic for the Bank and reaffirms our commitment to have the client at the center of all our decisions.

Digital Channels



33% of Loans Authorized through Digital Channels

R$105.6 bi in 2022 +20% vs. 2021

Individuals R$60.0 bi in 2022 +15% vs. 2021

Around 83% through the **App (Mobile channel)**

Companies R$45.6 bi in 2022 +27% vs. 2021

98% **of transactions are made** through **Digital Channels**

71% of the account holders are **Digital**, with a growth of **3x** (2022 vs. 2020) in the number of accounts opened via the Bradesco App.

EXPANDING DIGITAL EXPERIENCE

Clients have become more demanding, prioritizing agility, security and customization. To meet this new profile and follow the growth curve of the use of our Digital Channels, we are expanding our operations in solutions and digital services.



DIGITAL IN NUMBERS

Financial Transactions | Mobile and Internet
In Billions



1.3
2.1
3.0
64%
44%
2020
2021
2022

Growth of
57%
in **Mobile Financial Transactions Individuals and Companies**
2022 vs. 2021

Digital Account holders
% in relation to the total number of Bradesco account holders



63.7%
67.4%
71.4%
3.7 p.p.
4.0 p.p.
Dec20
Dec21
Dec22

Increase of
4.8 Million
Digital Account Holders
2022 vs. 2020

Evolution of the rating of the App for Individuals in App stores



4.6
4.7
4.2
4.6
2021
2022

Source: Apple/Play Store

90% General satisfaction with the Bradesco App

Account Openings on the App
In Millions



1.0
1.8
2.6
86%
48%
2020
2021
2022

Growth
3X greater
2022 vs. 2020

+52%
of Corporate Micro Entrepreneur accounts opened digitally
2022 vs. 2021

LOANS AUTHORIZED IN THE DIGITAL CHANNELS R$ Billion

Individuals



52.2
60.0
15%
57%
72%
2021
2022
% Participation of Digital Channels in the Bank

Highlights – Individuals | 2022 vs. 2021

Public Payroll	Personal Loans	Private Payroll
+85%	+20%	+6%

Companies



36.0
45.6
27%
2021
2022

Highlights – Companies | 2022 vs. 2021

Advance on Receivables	Advance Payment to Suppliers	Factoring
+95%	+38%	+9%

EXPANDING DIGITAL EXPERIENCE

The Bradesco App presents a complete set of market solutions, with emphasis on increased sales via Mobile. Among all of Bradesco's digital platforms, BIA positions itself as one of the main channels of customer and non-customer relationships.

Mobile 2022 vs. 2021

Individuals

+434% Pension Plan | In R$	**+143%** Debt Renegotiation | In R$	**+95%** Insurance | In R$	**+83%** Investments Allocations in Investment Funds and Bank Deposit Certificates | In R$
+78% Capitalization Bonds | In R$	**+74%** Issuing of Credit Cards | In Qty.	**+43%** Consortia | In R$	**+23%** Loans Authorized | In R$

Companies

+96% Issuing of Credit Cards | In Qty.	**+81%** Investments Allocations in Investment Funds and Bank Deposit Certificates | In R$	**+57%** Loans Authorized | In R$	**+37%** Consortia | In R$

BIA

1.6 billion interactions since its deployment

155.1 million (+79% vs. 2021) of Mobile interactions via WhatsApp in 2022



325,000
Warnings of suspected **Credit Card fraud**

63,000
Billing queries relating to **Credit Card**

68,000
Account statements generated in PDF

Multiplatform

- Branches
- Fone Fácil
- Google Assistant
- Ágora
- Apple Business Chat
- App
- Amazon Alexa



Serves Clients and Employees

Pioneer bank in the use of AI + voice

BIA against harassment

In a country that loves to **SPEAK AND BE HEARD...**


BIA
I would like to see my balance.

...**BIA**, Bradesco's virtual assistant, **LISTENS, UNDERSTANDS AND HELPS** clients

Ágora, the investment house of Banco Bradesco, is a complete, open and independent investment platform. Prioritizing the journey and experience of the investor, it aggregates technology and innovation, as well as financial education, quality content and advice for all its clients. It is dedicated to the care of non-institutional Individuals and Companies, whether they are Bradesco account holders or not. Through the website or App, the client finds a modern Home Broker, a select portfolio of investments, providing the best opportunities for fixed income, investment funds, COEs, LIGs, public offers and private pensions, including access to investments abroad – all in one place, 24 hours a day. The client also has exclusive products, services and benefits, plus more than 50 free courses offered by Ágora Academy. To assist you in making decisions when investing, on Ágora Insights, the house clients have at their disposal recommendations, reports, analyses, livestreams throughout the trading session and podcasts, as well as greater coverage of companies listed on the stock exchange, with content prepared by the team of renowned economists and market analysts. At Ágora you have a team of experts, finding the best opportunities according to your profile and goals.

The evolution of Ágora translates into numbers: there were 886.2 thousand clients at the end of the fourth quarter of 2022 with a growth of 2.7% over the same period of the previous year. Assets under custody, on the other hand, reached R$68.9 billion, holding the 4th position in the B3 "Individual's Custody Ranking".



R$ billion
743.2
784.7
822.3
862.6
886.2
66.6
73.2
65.9
72.1
68.9
Dec21
Mar22
June22
Sept22
Dec22
Assets under Custody
Number of Clients (In thousands)

886
Thousand Clients

R$69 bi
Assets under Custody

Learn more about our **investment house**:

- **100% digital** registration and completely free;
- **More than 1,200** investment options gathered from over **130** market institutions;
- Products that are **exclusive and accessible to all**, with investments from R$1.00;
- **Through the App or website**, you'll find **complete, modern** and **intuitive** platforms;
- **Exclusive programs and services** with the **Ágora Visa Infinite Credit Card** with 1% investback, **Ágora Plus** with discounts and investback in partner stores and **Veloe** tuition-free;
- **At the Ágora Academy you will find more than 90 courses, in which over 50 free courses** are offered to those who want to learn more about the financial market, **start** investing or become **experts**;
- Exclusive content, analysis and recommendations by **Ágora Insights**; and
- **Whatever your profile, at Ágora you will find advice from experts** who understand the subject.

Find out everything that happens in the market by accessing our profiles on social networks

Exclusive programs and services


Ágora **Play**


Ágora **Cast**



ÁGORA
TRADER

Ágora **Trader**


Ágora Visa Infinite Credit Card


Ágora **Insights**



bradesco
invest US

Investments **abroad**


Ágora **Academy**



INVISTA

Invista Fácil


Ágora **Universitário**



ÁGORA Kids

Ágora **Kids**


Ágora **Plus**

Hub

Ágora **HUB**

next

Highlights

next Application: next, in partnership with Digio, started to offer **Loans with FGTS**, as well as the option of **investing in CDB Fidelidade**, with a return of up to **103% of the CDI**.

Open Finance: next was the first digital bank (within the neobanks concept) that offered a **complete Account Aggregation** solution, the "Minhas Finanças" ("My Finance"), using Open Finance data. In addition, it was the first to have a **financial management (PFM)** solution **(Individuals)** associated with an aggregator.

Main **Indicators**

Clients
In Millions



47%
9.9
13.6
14.5
4Q21
3Q22
4Q22

78% are not Bradesco account holders

Total Traded Volume
In Millions



111.8
172.7
189.4
4Q21
3Q22
4Q22

Total traded volume grew by **69%** in the last 12 months

digio

Tudo se transforma

CAGR

55% In Total accounts (4Q22 vs. 4Q20)

26% Traded Volume (4Q22 vs. 4Q20)

Total Accounts
In millions



2.1
3.5
5.1
4Q20
4Q21
4Q22

Total Traded Volume Cards
In R$ billion



1.8
2.7
2.9
4Q20
4Q21
4Q22

Loan Portfolio
In R$ billion



2.3
2.8
3.5
4Q20
4Q21
4Q22

Total Revenues
In R$ million



177
233
288
4Q20
4Q21
4Q22

Bitz

Accumulated Accounts Created
In millions



4.3
6.2
8.5
10.6
10.7
4Q21
1Q22
2Q22
3Q22
4Q22

17.8 million downloads since its release.

85% are not Bradesco account holders.
A **151%** growth over the same quarter of 2021.

Traded Volume
Base 100



100
318
4Q21
4Q22

It exceeded the average transactional frequency of the market, reaching **13.1x/month** (in card use).

pix

powered by Banco Central

44.3 million keys have been registered since its implementation.

As a differential of Bradesco, transactional journeys are often revitalized to make them more fluid and with fewer clicks, such as inclusion of Pix payment facilitated in the Apps allowing the Bradesco account holder to be redirected to the Pix payment journey on the Bradesco App without requiring any action by the user.

OPEN **FINANCE**

We combine the benefits of the new Brazilian financial ecosystem with our purpose of improving the lives of clients – work that already results in positive recognition from clients and the market – where we were winners of important awards.

FINANCIAL MANAGER

We developed a financial manager that consolidates the data from Bradesco accounts and cards and from other institutions, in one place. With it, the client can access their balance information, limit, statement and loan operations with the monitoring of installments, directly on the Bradesco App.

After data sharing via Open Finance, our Individual and Corporate clients can enjoy the functionality that will also bring other benefits, such as customized financial transaction tips. The "Meus Bancos" (My Banks) solution is available to Individual clients on the Bradesco App. Corporate clients can access "Meus Bancos" through the "Bancos da Empresa" (Company's Banks) feature on the App and Net Empresa.

10.8 Million users | **62.3 Million** hits

Up to Dec22 | Individuals + Companies

BRADESCO PERFORMS ITS FIRST **TOKENIZATION OPERATION**

January 2023 – Bradesco concluded **its first pilot operation of tokenization of a financial asset, in the amount of R$10 million**. The transaction, carried out in conjunction with **Bolsa OTC Brasil** ("over the counter"), is an electronic platform that allows companies to issue debt securities in a safe and unbureaucratic way, acting as a registrant and liquidator of transactions to buy and sell tokenized assets. It was also **the first financial market tokenization transaction regulated by the Central Bank of Brazil**. Bradesco acted as originator and distributor of the securities.

The transaction took place within the **regulatory sandbox of BC**, an environment in which entities are authorized by the Central Bank of Brazil to test innovative projects in the financial or payment areas, observing a specific set of regulatory provisions that support the controlled and delimited performance of their activities.

The pilot operation has an **innovative character** for Bradesco, by transforming **physical assets or traditional financial products into Digital Assets**, in order to make new operations available to clients.

It is a decisive moment for the **development of the Digital asset market** in the country and in the world, further highlighting the **sophistication** and **innovative power of the Brazilian financial system**. In addition, by enabling fundraising for companies at a **low cost** and with **complete security**, the transaction increases **transparency** and expands **market options**.

bradesco bank

Bradesco Bank quickly positioned itself as the solution for banking and investment products and services in the United States. The operation experienced a significant growth in 2022, which confirmed that the globalization strategy was an important step in meeting the international needs of our clients. Now, with the new Global Wealth Management structure, Bradesco Bank becomes an even more important player in the growth and consolidation of Bradesco's international offer. We ended 2022 with a solid financial result, with growth in the main indicators:

+51% Net Income (2022 vs. 2021)

+38% Loan Portfolio (2022 vs. 2021)

+29% Total Revenues (2022 vs. 2021)

+37% Depósits (2022 vs. 2021)

99% AUC (Assets Under Custody) (2022 vs. 2021)

SERVICE NETWORK

BRADESCO VAREJO (RETAIL)

A total of 2,515 branches, 897 business units, 3,524 service points, 645 electronic service points and 40,456 Bradesco Expresso (banking correspondent) units.

In addition, we offer our Digital Channels and thousands of self-service machines, providing full autonomy to clients to carry out banking transactions conveniently and securely, whenever and wherever they want.

Through the implementation of digital journeys, we are advancing in the offering of new solutions, always aiming to improve the customer experience (Individuals and Companies), in addition to strengthening financial guidance as a pillar of banking inclusion throughout the country.

BRADESCO PRIME

This is the segment for high-income Individuals, operating throughout Brazil. The client has access to the full relationship model, with well-sought solutions based on their profile and position in life.

Its mission is to be the first bank option for clients, focusing on the quality of customer service and the offering of solutions that meet the clients' needs through specialized teams, in order to add value to shareholders and employees, according to professional and ethical standards.

Criteria to be a Bradesco Prime client include: a monthly income of R$15,000 or investments above R$150,000.

The main differentials offered include a relationship manager, investment advice for wealth management, Viva Prime Program (exclusive benefits and discounts on partner brands), Bradesco Prime Cashback (partial cashback on purchases with selected partners), a complete portfolio of credit cards, credit lines with special rates, international services and digital channels to access Bradesco Prime wherever you are, in addition to a unique platform for clients with a digital profile.

BRADESCO GLOBAL PRIVATE BANK

It offers exclusivity and works side by side with clients to conserve and manage family wealth across generations, underscoring the increase of its international value proposition with Bradesco Bank and its subsidiaries.

Designing innovative solutions to meet the ambitions and the individual needs of each of our clients, we have a complete Wealth Management structure comprising everything from liquid and illiquid assets to the best vehicles and investment structures for the perpetuation of the family's estate.

Clients have access to a complete, open and differentiated platform, which offers investment options locally and internationally, in addition to exclusive funds, always counting on an experienced team of managers, economists, and advisors. In addition, they can access all of our business solutions, including Investment Banking, Loans, Insurance, Brokerage, Pensions, among others.

Currently, Bradesco Global Private Bank has 13 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nationwide presence, in addition to a foreign unit in Luxembourg, Bradesco Europe.

BRADESCO CORPORATE

Our segment is focused on serving large and medium-sized enterprises, operating in the main economic centers of the world, and divided into four sub-segments:

Corporate One;
Corporate;
Large Corporate; and
Multi & Institutional.

This segmentation follows billing concepts, sectoral and geographic aspects, among others.

We have a highly qualified team, which meets all the needs of clients through a complete portfolio of products, structured solutions and financial services, offered in a customized way with global coverage.

Through the best CRM tools available, such as Salesforce, we provide better intelligence to our commercial team. All of this reinforces our value proposition, based on proximity and relationships, always with the client at the center of our discussions.

SERVICE POINTS AND CLIENTS

	Dec22	Sept22	Dec21	Dec22 x Sept22	Dec22 x Dec21
\\ Structural Information - Units					
Customer Service Points	85,609	86,342	81,900	(733)	3,709
- Branches	2,864	2,871	2,947	(7)	(83)
- Service Centers	3,524	3,625	3,769	(101)	(245)
- Electronic Service Centers	645	656	764	(11)	(119)
- Business Units	897	996	988	(99)	(91)
- Banco24Horas Network	17,449	17,083	16,174	366	1,275
- Bradesco Expresso (Correspondent Banks)	40,456	41,771	39,100	(1,315)	1,356
- Bradesco Financiamentos	19,759	19,267	18,085	492	1,674
- Losango	-	57	57	(57)	(57)
- Branches, Subsidiaries and Representation Office, Abroad	15	16	16	(1)	(1)
ATMs	46,562	47,490	50,807	(928)	(4,245)
- Onsite Network - Bradesco	22,163	23,354	26,526	(1,191)	(4,363)
- Banco24Horas Network	24,399	24,136	24,281	263	118
Employees	88,381	88,374	87,274	7	1,107
Outsourced Employees and Interns	10,296	10,414	10,614	(118)	(318)
\\ Customers - In million					
Total Customers (1)	77.1	76.8	74.1	0.3	3.0
Account Holders (2)	38.0	38.0	36.3	-	1.7
Savings Accounts	68.7	65.4	68.1	3.3	0.6

(1) It excludes overlap of clients; and **(2)** It includes salary accounts.

MARKET SHARE

MAIN PRODUCTS AND SERVICES IN RELATION TO THE MARKET

%

Bacen	Dec22	Sept22	Dec21
\\ Bank			
Demand Deposits	N/A	9.7	10.1
Savings Deposits	N/A	13.2	13.2
Time Deposits	N/A	14.6	15.3
Loans	11.8	11.9	12.3
Loans - Private Institutions	20.5	20.7	21.5
Loans - Vehicles Individuals (CDC + Leasing)	13.9	14.1	13,6
Payroll-Deductible Loans	15.2	15.6	16.4
Social Security Institute (INSS)	18.0	18.6	20.9
Private Sector	11.2	14.0	14.4
Public Sector	13.7	13.7	13.6
Real Estate Financing	9.4	9.5	9.8
\\ Consortia			
Real Estate	18.0 (1)	18.6	19.0
Auto	27.6 (1)	28.5	29.7
Trucks, Tractors and Agricultural Implements	23.1 (1)	19.7	18.3
\\ International Area			
Export Market	13.9	14.6	14.8
Import Market	7.9	8.0	10.0
\\ Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	18.0 (2)	22.5	22.3
Technical provisions for insurance, pension plans and capitalization bonds	27.6 (3)	22.3	22.7
Pension Plan Investment Portfolios (including VGBL)	23.1 (4)	22.8	22.9
\\ Anbima			
Investment Funds and Managed Portfolios	16.7	16.5	16.5
\\ National Social Security Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	30.8	30.9	31.4
\\ Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	21.6	22.0

(1) Reference Date: Nov22; **(2)** Reference Date: Sept22 (SUSEP and ANS); **(3)** Reference Date: Nov22 (SUSEP) and Reference Date: 3Q22 (ANS); **(4)** Reference Date: Nov22 (FENAPREVI); and **N/A** – Not Available.

RETURN TO SHAREHOLDERS

MAIN RATIOS

PRICE/INCOME RATIO [1]

It indicates the possible number of years (fiscal) in which the investor would recover the capital invested based on the closing prices of common and preferred shares.



6.5
7.4
6.2
7.5
7.4
Dec21
Mar22
June
Sept
Dec

PRICE RATIO / BOOK VALUE PER SHARE

Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.



1.2
1.3
1.1
1.2
1.0
Dec21
Mar22
June
Sept
Dec

DIVIDEND YIELD [2] [3] **- %**

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by profit sharing.



5.3
4.5
6.5
3.2
2.8 (4)
4Q21
1Q22
2Q
3Q
4Q

(1) Recurring net income in 12 months; (2) Source: Economatica; and (3) Calculated by the share with the highest liquidity; and (4) Taking into account the Supplementary Interest on Shareholders' Equity, which will be paid on March 8, 2023, DY would be 6.7% in the 4Q22.

Recommendation of Market Analysts Preferred Shares – BBDC4
(13 reports were analyzed)

2	5	6
Sell	**Keep**	**Buy**

Market capitalization

152.5
R$ billion
In Dec22

PAYOUT / DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY



40%
74%
35%
44%
52%
R$ million
7,299
15,863
5,548
9,240
10,172
12M18
12M19
12M20
12M21
12M21
Dividends/Interest on Shareholders' Equity (1) - Gross
Gross Payout - 12 months

(1) In 12M19, it considers R$8 billion of extraordinary dividends paid on October 23, 2019. In 12M21, it considers R$2.2 billion of Supplementary dividends/Interest on Shareholders' Equity paid on December 30, 2021. In 12M22, it considers R$6.0 billion of Supplementary Interest on Shareholders' Equity paid on March 8, 2023.

TRADING DAILY AVERAGE VOLUME



R$ million
928
522
406
1,223
734
489
1,586
1,089
497
1,834
1,138
696
1,636
948
688
2018
2019
2020
2021
2022
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

APPRECIATION OF PREFERRED SHARES – BBDC4



Base 100
214
193
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
BBDC4
Ibovespa

PERFORMANCE OF THE BRADESCO SHARES [1]

In R$	Dec22	Sept22	Dec21	Variation % Dec22 x Sept22	Variation % Dec22 x Dec21
Book Value per Common and Preferred Share	14.50	14.74	13.82	(1.7)	4.9
Last Trading Day Price – Common Shares	12.92	15.59	13.78	(17.1)	(6.2)
Last Trading Day Price – Preferred Shares	14.54	18.99	16.40	(23.4)	(11.3)

(1) Adjusted for corporate events in the periods.

SUSTAINABILITY

Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

STRATEGY

Considering the main challenges and global trends of the agenda, we chose three main themes to intensify our performance and purpose.

SUSTAINABLE BUSINESS

Driving positive impact businesses that foster social and environmental development.

CLIMATE AGENDA

Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities.

FINANCIAL CITIZENSHIP

Promoting education and financial inclusion to leverage socioeconomic development.

COMMITMENTS

Goal – Allocate R$250 billion to sectors/activities with social and environmental benefits by 2025.

Net-zero – Aligning our loan and investment portfolios to achieve net-zero carbon emissions by 2050.

PRB Commitment to Health and Financial Inclusion – Accelerating actions for inclusion, health and financial well-being.

100% of our structures are supplied by **renewable energy sources.**

We neutralized 100% of greenhouse gas emissions (carbon equivalents) generated by our operations.

We **measured** the carbon emissions of **100% of our Corporate loan portfolio**.

HIGHLIGHT IN THE QUARTER

In December 2022 we had already allocated **100% of the US$500 million to our first Sustainable Bond on the international market**, launched in January 2022. Resource allocation follows the requirements of the Bradesco Sustainable Finance Framework with verification and opinions from Sustainalytics, with eligibility criteria focused on renewable energy, water resource management and inclusive finance.

Until December 2022, 69.1% of the total resources allocated to the Sustainable Business goal had already been targeted.

GOVERNANCE

We have a robust sustainability governance structure integrated with risk management and business. The main decisions and the strategic direction are conducted by the Sustainability and Diversity Committee, composed of the Chairman of the Board of Directors, the Board Members, the CEO and the Executive Vice-President. This Committee is required to meet bimonthly.

PERFORMANCE

For the 17th consecutive time, we have been part of the select Dow Jones Sustainability Index (DJSI) group, of the New York Stock Exchange, making up the World and Emerging Market portfolios in the 2022-2023 cycle. We were also selected, for the 18th consecutive time, in the portfolio of the Corporate Sustainability Index (ISE) of B3, being among the 10 most sustainable companies in the country.

Our ESG evolution is confirmed through performance mostly above the average for the industry in the evaluations of the main ratios and ratings, both nationally and internationally, such as Dow Jones, ISE, CDP, MSCI, among others.

TRANSPARENCY AND DISCLOSURE

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, and we follow the recommendations of the TCFD in climate reporting.

For more information, visit the Integrated Report

(bradescori.com.br)

ADDITIONAL INFORMATION

INVESTOR RELATIONS AREA – IR

Generating value means delivering financial income to our **stakeholders** based on resilience, robustness, and speed to fit our clients' needs.
Our relationship with investors is built in a clear and objective manner and through constant dialog with the market.



bradesco
Investir em transparência: isso tem futuro.
Conheça o site de sustentabilidade: bradescosustentabilidade.com.br
Bradesco
- Apresentação Institucional
- Apresentação de Resultados

In the **fourth quarter of 2022**, we had:

199
Meetings and conference calls with the participation of **442 national and international investors of 225 funds**

5
Events, including 3 International Conferences, 1 national conference and 1 local non-deal road show

Through the Market Relations area (DRM), **we constantly disseminate information regarding the financial-economic performance of the Organization, as well as its governance structure, policies and practices.**



integrado
2020

All this information is available on the **bradescori.com.br** website. There, we have **the Economic and Financial Analysis Report**, which provides an accurate analysis of corporate accounting, and the **Bradesco Integrated Report 2021**, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, we have a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge of the Bank, on the IR website it is also possible to find:

- **Institutional videos** with messages from the Organization's Executives;
- Company **presentations**;
- A calendar of **events**;
- Regulatory **forms**; and
- Our **strategic positioning** and **operational management to face the Covid-19 pandemic**, in addition to their effects on the economy and on Brazilian society as a whole, among other corporate information.

SOCIAL ACTIONS

FUNDAÇÃO BRADESCO

It has been developing the largest private, socio-educational program for more than **66 years, which brings free and quality education nationwide.**

With **40 of its own schools**, the Foundation **is present in all Brazilian states** and **Federal District**.

In 2022, more than **60,000 students** benefited primarily from **Basic Education** – from Child Education to Secondary Education and Technical Vocational Education at Secondary Level.

R$795 million

were invested in 2022.

At Escola Virtual, a portal that offers fast and free courses, **more than 1.7 million users have completed** at least one of the available courses.
In addition, more than **8,000 people have benefited** from projects and actions in partnership, such as educational and information technology courses and lectures.



Chegou a hora de acreditar!

ADDITIONAL INFORMATION

RATINGS

Fitch Ratings

	Long-term	Short-term
Domestic Currency	**BB**	**B**
Foreign Currency	**BB**	**B**
National Scale	**AAA(bra)**	**F1+(bra)**

Viability: **bb**

Government Support Rating: **b+**

Moody's

	Long-term	Short-term
Domestic Currency Counterparty	**Ba1**	**NP**
Foreign Currency Counterparty	**Ba1**	**NP**
Deposits - Domestic Currency	**Ba2**	**NP**
Foreign Currency Deposit	**Ba2**	**NP**
National Scale	**AAA.br**	**ML-A1.br**

S&P Global

	Long-term	Short-term
Domestic Currency	**BB-**	**B**
Foreign Currency	**BB-**	**B**
National Scale	**brAAA**	**brA-1+**

Austin Rating

	Long-term	Short-term
National Scale	**brAAA**	**brA-1**

MINIMUM CAPITAL REQUIRED – GRUPO BRADESCO SEGUROS

For companies regulated by SUSEP, CNSP Resolution No. 432/21 establishes that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. The ASE is valued economically and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 569/22 establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the solvency margin (SM), except for corporations that have opted for the early adoption of risk-based capital (RBC), in this case, the RC is equivalent to the highest value among BC, SM and RBC. Bradesco Saúde opted for the early adoption of RBC in the calculation of its RC, and, therefore, according to the criteria provided for in the resolution, the calculation of its RC, until December 2022, should consider the highest value among the values of BC, SM and RBC. Currently, RBC considers the Underwriting, Credit and Operational/Legal Risks. The Market Risk was standardized by Normative Resolution No. 569/22, effective in January 2023. For all companies regulated by the ANS, from January 2023, the calculation of the RC should consider the highest value between the values of BC and RBC.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

ADDITIONAL INFORMATION

CAPITAL MANAGEMENT

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and in the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the ICAAP Process (Internal Capital Adequacy Assessment Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.

We support Senior Management with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus meeting the determinations of the Central Bank of Brazil, pertinent to the activities of capital management.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

	Basel III Prudential Conglomerate				
In R$ million	Dec22	Sept22	June22	Mar22	Dec21
\\ Calculation Basis					
Regulatory Capital	144,283	156,322	152,504	152,490	150,236
Tier I	120,624	134,271	129,636	132,801	130,565
Common Equity	106,501	119,903	115,825	121,300	119,107
Shareholders' Equity	154,263	156,884	152,704	151,099	147,121
Non-controlling/Other	(114)	81	1,345	1,178	(27)
Phase-in arrangements	(47,649)	(37,062)	(38,224)	(30,976)	(27,987)
Additional Capital	14,123	14,368	13,811	11,501	11,459
Tier II	23,659	22,052	22,868	19,689	19,671
\\ Risk-Weighted Assets (RWA)	**971,611**	**988,412**	**974,639**	**972,604**	**953,326**
Credit Risk	883,428	900,057	890,743	890,984	873,737
Market Risk	8,844	9,016	8,641	6,738	7,995
Operational Risk	79,339	79,339	75,255	74,882	71,594
\\ Total Ratio	**14.8%**	**15.8%**	**15.6%**	**15.7%**	**15.8%**
Tier I Capital	12.4%	13.6%	13.3%	13.7%	13.7%
Common Equity	11.0%	12.1%	11.9%	12.5%	12.5%
Additional Capital	1.5%	1.5%	1.4%	1.2%	1.2%
Tier II Capital	2.4%	2.2%	2.3%	2.0%	2.1%

SELECTED INFORMATION – HISTORY

In R$ million (unless otherwise stated)	4Q22	3Q22	2Q22	1Q22	4Q21	3Q21	2Q21	1Q21	4Q20
\\ Income Statement for the Period									
Recurring Net Income	1,595	5,223	7,041	6,821	6,613	6,767	6,319	6,515	6,801
Net Interest Income	16,677	16,283	16,361	17,061	16,962	15,702	15,738	15,578	16,657
Client NII	17,480	17,527	16,947	15,818	14,779	14,054	13,471	13,225	13,219
Net Margin	2,599	10,260	11,634	10,982	10,496	10,696	9,984	9,318	8,651
Expanded ALL	(14,881)	(7,267)	(5,313)	(4,836)	(4,283)	(3,358)	(3,487)	(3,907)	(4,568)
Fee and Commission Income	9,251	8,856	8,976	8,611	8,864	8,756	8,412	8,067	8,717
Operational Expenses	(13,491)	(12,418)	(11,530)	(11,702)	(12,867)	(11,882)	(10,990)	(11,204)	(11,483)
Income from Insurance, Pension Plans and Capitalization Bonds	4,300	3,469	3,707	3,286	3,527	3,213	1,574	3,137	2,281
\\ Statement of Financial Position									
Total Assets	1,830,247	1,891,631	1,757,780	1,724,422	1,695,217	1,716,168	1,672,753	1,662,619	1,644,804
Securities and Derivative Instruments	779,883	774,733	755,927	727,793	749,981	766,619	749,516	735,796	693,467
Expanded Loans Portfolio	891,933	878,571	855,381	834,451	812,657	773,323	726,453	705,160	686,968
- Individuals	361,101	352,672	341,557	331,404	320,760	303,479	285,620	270,220	260,258
- Companies	530,831	525,899	513,824	503,047	491,897	469,844	440,833	434,940	426,711
Allowance for Loan Losses (ALL)	(57,741)	(50,334)	(48,790)	(47,149)	(45,236)	(44,624)	(44,401)	(46,030)	(45,339)
Total Deposits	595,927	593,579	570,305	551,231	578,955	568,367	550,476	542,927	551,353
Shareholders' Equity	154,263	156,884	152,704	151,099	147,121	147,606	146,488	144,240	143,703
Assets under Management	2,770,585	2,824,049	2,655,562	2,633,530	2,604,416	2,627,596	2,593,201	2,550,871	2,508,295
\\ Performance Indicators (%)									
Recurring Net Income per Share (in 12 month) - R$ (1)	1.94	2.41	2.56	2.49	2.46	2.48	2.31	2.08	1.83
Book Value per Common and Preferred Share - R$ (1)	14.50	14.74	14.35	14.20	13.82	13.87	13.76	13.55	13.50
Recurring Net Income per Share (1)	0.15	0.49	0.66	0.64	0.62	0.63	0.59	0.61	0.64
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.21	0.20	0.18	0.18	0.23	0.04	0.30	0.16	0.14
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.23	0.22	0.20	0.20	0.26	0.04	0.33	0.17	0.15
Annualized Return on Average Equity (2)(5)	13.1	16.3	18.0	18.0	18.1	18.3	18.2	18.7	14.8
Annualized Return on Average Assets (5)	1.1	1.4	1.6	1.6	1.6	1.6	1.5	1.6	1.2
Fixed Asset Ratio	28.1	24.8	26.0	26.8	25.9	29.4	29.6	29.9	30.1
Combined Ratio - Insurance (4)	91.8	89.2	91.2	90.5	90.9	95.8	95.8	88.0	95.5
Efficiency Ratio (ER) (5)(6)	45.1	44.8	44.7	45.6	46.0	45.4	45.7	45.3	46.3
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5)	78.5	78.7	80.5	80.9	81.0	82.4	82.4	81.1	80.6
Market Capitalization - R$ million (7)	152,508	192,620	168,272	196,132	171,480	187,419	231,006	222,092	226,778
\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)									
ALL / Loan Portfolio (%)	8.8	7.8	7.7	7.6	7.4	7.7	8.1	8.7	8.9
Non-performing Loans (> 60 days / Loan Portfolio) (%)	5.2	4.7	4.4	4.0	3.4	3.2	3.1	3.3	2.9
AA - C Rated Loans / Loans (%)	87.4	88.7	88.9	89.4	89.9	89.6	89.2	89.2	88.7
D-rated Loans / Loans (%)	3.3	3.1	3.1	3.2	3.2	3.6	3.8	3.3	3.6
E-H rated Loans / Loans (%)	9.3	8.2	7.9	7.4	6.9	6.8	6.9	7.5	7.7
D-rated loans	21,685	19,975	19,927	19,816	19,346	20,696	20,769	17,540	18,434
Provision for D-rated loans	4,539	4,339	4,163	5,614	5,461	5,852	5,834	4,749	4,901
Provision / D-rated loans (%)	20.9	21.7	20.9	28.3	28.2	28.3	28.1	27.1	26.6
D-H rated Non-Performing Loans	38,726	33,744	30,361	27,958	23,382	21,308	19,000	20,155	17,355
Total Provision / D-H-rated Non-performing Loans (%)	149.1	149.2	160.7	168.6	193.5	209.4	233.7	228.4	261.2
E-H Rated Loans	61,107	53,028	50,162	45,654	42,247	39,602	37,983	39,563	39,336
Provision for E-H rated loans	47,997	40,630	39,063	35,995	33,759	32,153	30,683	32,212	32,492
Provision / E-H rated loans (%)	78.5	76.6	77.9	78.8	79.9	81.2	80.8	81.4	82.6
E-H rated Non-Performing Loans	31,554	27,938	25,051	22,521	18,663	17,018	14,779	15,857	14,125
Total Provision / E-H-rated Non-performing Loans (%)	183.0	180.2	194.8	209.4	242.4	262.2	300.4	290.3	321.0
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	4.3	3.9	3.5	3.2	2.8	2.6	2.5	2.5	2.2
Coverage Ratio (> 90 days) (%)	204.2	200.7	218.1	235.4	260.9	296.9	324.7	349.8	402.8
Coverage Ratio (> 60 days) (%)	168.5	167.2	176.5	189.3	215.4	243.7	263.2	266.7	310.6

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Accrued Recurring Net Income; **(4)** It excludes additional reserve; **(5)** In the last 12 months; **(6)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(7)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

CONSOLIDATED BALANCE SHEET – BRADESCO

Below we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner:

R$ million	Dec22	Sept22	Dec21	Variation % Dec22 x Sept22	Variation % Dec22 x Dec21
\\ Assets					
\\ Cash and due from banks	**19,847**	**17,741**	**20,704**	**11.9**	**(4.1)**
\\ Financial instruments	**1,716,047**	**1,779,144**	**1,581,507**	**(3.5)**	**8.5**
Interbank investments	121,997	153,770	82,924	(20.7)	47.1
Compulsory deposits with the Brazilian Central Bank	101,974	114,280	87,363	(10.8)	16.7
Securities	763,292	753,652	725,981	1.3	5.1
Derivative Financial instruments	16,591	21,081	24,000	(21.3)	(30.9)
Loans	542,758	539,085	509,941	0.7	6.4
Other financial instruments	169,436	197,276	151,298	(14.1)	12.0
\\ Leases	**3,574**	**3,488**	**3,284**	**2.5**	**8.8**
\\ Provision for Expected Credit Loss Associated with Credit Risk	**(57,741)**	**(50,334)**	**(45,236)**	**14.7**	**27.6**
Loans	(51,704)	(48,162)	(42,350)	7.4	22.1
Leases	(46)	(45)	(58)	2.2	(20.7)
Other receivables	(5,991)	(2,127)	(2,828)	-	111.8
\\ Deferred tax assets	**92,062**	**91,088**	**86,458**	**1.1**	**6.5**
\\ Investments in associates and Jointly Controlled Entities	**3,560**	**2,997**	**2,379**	**18.8**	**49.6**
\\ Premises and equipment	**21,814**	**21,629**	**21,648**	**0.9**	**0.8**
\\ Intangible Assets	**47,546**	**44,093**	**42,513**	**7.8**	**11.8**
\\ Depreciation and Amortization	**(41,417)**	**(40,182)**	**(39,106)**	**3.1**	**5.9**
Premises and equipment	(13,621)	(13,041)	(12,268)	4.4	11.0
Intangible Assets	(27,796)	(27,141)	(26,838)	2.4	3.6
\\ Other assets	**27,957**	**25,014**	**24,905**	**11.8**	**12.3**
\\ Impairment of Assets	**(3,002)**	**(3,047)**	**(3,839)**	**(1.5)**	**(21.8)**
\\ Total	**1,830,247**	**1,891,631**	**1,695,217**	**(3.2)**	**8.0**
\\ Liabilities					
\\ Deposits and Other Financial Instruments	**1,274,273**	**1,336,012**	**1,179,489**	**(4.6)**	**8.0**
Deposits from banks	323,616	360,529	313,540	(10.2)	3.2
Deposits from customers	593,186	590,739	572,790	0.4	3.6
Securities issued	226,815	214,971	166,348	5.5	36.3
Subordinated debt	52,241	56,225	54,451	(7.1)	(4.1)
Derivative financial instruments	11,536	14,765	13,287	(21.9)	(13.2)
Other liabilities	66,878	98,783	59,073	(32.3)	13.2
\\ Provision	**361,250**	**353,219**	**330,730**	**2.3**	**9.2**
Insurance technical provisions and pension plans	324,024	316,560	292,860	2.4	10.6
Other reserves	37,226	36,659	37,870	1.5	(1.7)
\\ Deferred income tax	**5,779**	**6,222**	**5,681**	**(7.1)**	**1.7**
\\ Other liabilities	**32,934**	**37,689**	**30,552**	**(12.6)**	**7.8**
\\ Total liabilities	**1,674,235**	**1,733,142**	**1,546,452**	**(3.4)**	**8.3**
\\ Shareholders' Equity					
\\ Shareholders' Equity Attributed to Controlling Shareholders	**154,263**	**156,884**	**147,121**	**(1.7)**	**4.9**
\\ Non-controlling interest	**1,748**	**1,605**	**1,644**	**8.9**	**6.3**
\\ Shareholders' Equity Total	**156,011**	**158,489**	**148,765**	**(1.6)**	**4.9**
\\ Total	**1,830,247**	**1,891,631**	**1,695,217**	**(3.2)**	**8.0**

CONSOLIDATED BALANCE SHEET – INSURANCE

Below we present the main data of the Insurance Balance Sheet, managed in a consolidated manner:

R$ million	Dec22	Sept22	Dec21	Variation % Dec22 x Sept22	Variation % Dec22 x Dec21
\\ Assets					
\\ Current and Long-Term Assets	**361,892**	**360,578**	**333,663**	**0.4**	**8.5**
Securities	343,255	342,890	319,253	0.1	7.5
Insurance Premiums Receivable	5,856	5,595	4,487	4.7	30.5
Other Loans	12,781	12,094	9,922	5.7	28.8
\\ Permanent Assets	**10,000**	**9,169**	**8,761**	**9.1**	**14.1**
\\ Total	**371,891**	**369,747**	**342,424**	**0.6**	**8.6**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**337,069**	**335,657**	**310,258**	**0.4**	**8.6**
Technical provisions for insurance, pension plans and capitalization bonds	324,024	316,560	292,860	2.4	10.6
Tax, Civil and Labor Contingencies	2,175	2,214	2,663	(1.7)	(18.3)
Payables on Insurance, Pension Plan and Capitalization Bond Operations	807	804	733	0.4	10.1
Other obligations	10,063	16,079	14,002	(37.4)	(28.1)
\\ Non-controlling Interest	**762**	**798**	**765**	**(4.5)**	**(0.4)**
\\ Shareholder's Equity	**34,060**	**33,293**	**31,401**	**2.3**	**8.5**
\\ Total	**371,891**	**369,747**	**342,424**	**0.6**	**8.6**

ANALYTICAL BREAKDOWN OF STATEMENT OF INCOME – MANAGERIAL VS. RECURRING – 4Q22 vs. 3Q22

	Fourth Quarter of 2022				Third Quarter of 2022			
R$ million	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
\\ Net Interest Income	**17,832**	**(1,155)**	**-**	**16,677**	**17,187**	**(904)**	**-**	**16,283**
Expanded ALL	(12,373)	(2,508)	-	(14,881)	(5,970)	(1,297)	-	(7,267)
\\ Gross Income from Financial Intermediation	**5,459**	**(3,663)**	**-**	**1,796**	**11,217**	**(2,201)**	**-**	**9,016**
Income from Insurance, Pension Plans and Capitalization Bonds	2,058	2,242	-	4,300	2,009	1,460	-	3,469
Fee and Commission Income	9,198	53	-	9,251	8,806	50	-	8,856
Operating Expenses	(15,111)	1,373	247	(13,491)	(13,220)	790	12	(12,418)
Personnel Expenses	(5,777)	(190)	-	(5,967)	(6,031)	(188)	-	(6,219)
Other Administrative Expenses	(6,056)	1	-	(6,055)	(5,569)	(4)	-	(5,573)
Other Operating Income / Expenses	(3,278)	1,562	247	(1,469)	(1,621)	983	12	(626)
Tax Expenses	(2,078)	47	-	(2,031)	(1,891)	(41)	-	(1,932)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	76	-	-	76	56	-	-	56
\\ Operating Income	**(398)**	**52**	**247**	**(99)**	**6,977**	**58**	**12**	**7,047**
Non-Operating Income	7	21	-	28	69	20	-	89
Income Tax / Social Contribution and Non-controlling Interest	1,828	(74)	(88)	1,666	(1,835)	(78)	-	(1,913)
\\ Net Income	**1,437**	**-**	**158**	**1,595**	**5,211**	**-**	**12**	**5,223**

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; and in the 4Q22, it contemplates the relocation, in the amount of R$2,788 million (R$2,788 million in the 3Q22) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and **(3)** It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

ANALYTICAL BREAKDOWN OF STATEMENT OF INCOME – MANAGERIAL VS. RECURRING – 12M22 vs. 12M21

R$ million	12M22 Managerial Income Statement (1)	12M22 Reclassifications (2)	12M22 Non-Recurring Events	12M22 Recurring Income Statement (3)	12M21 Managerial Income Statement (1)	12M21 Reclassifications (2)	12M21 Non-Recurring Events	12M21 Recurring Income Statement (3)
\\ Net Interest Income	**77,355**	**(10,973)**	**-**	**66,382**	**71,485**	**(11,027)**	**3,522**	**63,980**
Expanded ALL	(31,526)	(771)	-	(32,297)	(15,500)	466	-	(15,035)
\\ Gross Income from Financial Intermediation	**45,829**	**(11,744)**	**-**	**34,085**	**55,985**	**(10,561)**	**3,522**	**48,945**
Income from Insurance, Pension Plans and Capitalization Bonds	7,461	7,301	-	14,761	5,192	6,260	-	11,451
Fee and Commission Income	35,474	220	-	35,694	33,808	290	-	34,099
Operating Expenses	(54,112)	4,701	271	(49,140)	(56,482)	6,231	3,309	(46,942)
Personnel Expenses	(22,703)	(702)	-	(23,405)	(20,853)	(545)	-	(21,397)
Other Administrative Expenses	(22,063)	(4)	12	(22,055)	(20,823)	(11)	112	(20,722)
Other Operating Income / Expenses	(9,346)	5,406	259	(3,680)	(14,807)	6,787	3,197	(4,823)
Tax Expenses	(8,088)	95	-	(7,993)	(7,437)	(62)	(36)	(7,535)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	232	-	-	233	144	(1)	-	144
\\ Operating Income	**26,797**	**572**	**271**	**27,640**	**31,210**	**2,157**	**6,795**	**40,162**
Non-Operating Income	554	(74)	(349)	131	(272)	(70)	138	(204)
Income Tax / Social Contribution and Non-controlling Interest	(6,619)	(499)	27	(7,091)	(8,992)	(2,088)	(2,663)	(13,743)
\\ Net Income	**20,732**	**-**	**(52)**	**20,680**	**21,945**	**-**	**4,270**	**26,215**

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; and in the 12M22, it contemplates the relocation, in the amount of R$7,665 million (R$4,511 million in the 12M21) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

BRGAAP VS. IFRS COMPARATIVE

The reconciliation of the Shareholders' Equity and Net Income related to December 2022 is shown below:

Attributed to the controlling shareholders	Shareholder's Equity			Net Income	
R$ million	Dec22	Sept22	Dec21	12M22	12M21
\\ BRGAAP	**154,263**	**156,884**	**147,121**	**20,732**	**21,946**
ALL	(1,118)	(359)	(1,074)	(44)	56
Technical provisions	416	269	(442)	858	1,521
Goodwill on Business Combination	4,431	4,381	4,240	191	560
Other	273	185	(67)	(754)	(910)
\\ IFRS	**158,265**	**161,360**	**149,778**	**20,983**	**23,173**
\\ IFRS vs. BRGAAP Difference	**4,002**	**4,476**	**2,657**	**251**	**1,227**

MAIN ADJUSTMENTS

Expected Loss on Financial Assets

It contemplates: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

Technical Provisions

It comprises, in particular, the compensation of the surplus value of the guarantee assets held to maturity with the Supplementary Provision of Coverage that is determined in the Liabilities Suitability Test (TAP), which is defined in SUSEP Circular 648. In IFRS 4, this compensation does not occur.

Goodwill on Business Combinations

For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

Independent Auditor's Report

bradesco

INDEPENDENT AUDITOR'S REPORT

Independent Reasonable Assurance Report for Banco Bradesco on the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report

To
Board of Directors of
Banco Bradesco S.A.
Osasco - SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the process of compilation and presentation of the consolidated supplementary accounting information included in the Bradesco's Economic and Financial Analysis Report for the year ended December 31, 2022, in the form of an independent reasonable assurance conclusion on whether Bradesco's assertion that the process of compilation and presentation of the consolidated financial information included in the Economic and Financial Analysis Report is, in all material respects, based on the "Criteria for preparation of the supplementary consolidated financial information" paragraph attached to this report is adequately presented.

Responsibilities of Management of Bradesco

Management of Bradesco is responsible for the process of compilation and adequately presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report necessary to enable it to comply with the criteria for the preparation of consolidated supplementary financial information described below, and for the other information contained in this report, and for designing, implementing and maintaining internal control over financial reporting that it determines is necessary to enable such information to be free from material misstatement, whether due to fraud or error.

Independent Auditor's Responsibility

Our responsibility is to review the process of compilation and presentation of the supplementary consolidated financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of an independent reasonable assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Assurance Engagements Other Than Audits and Reviews and ISAE 3000, Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the Federal Accounting Council and the International Auditing and Assurance Standards Board, respectively. Those standards require that we plan and perform the engagement and perform the procedures to obtain reasonable assurance about whether the process for compiling and presenting the consolidated supplementary financial information included in the Economic and Financial Analysis Report is in accordance with the information described in the "Criteria for preparation of the supplementary consolidated financial information" paragraph, in all material respects.

KPMG Auditores Independentes Ltda. ("KPMG") adopts the Brazilian and international standards on quality control, and consequently, maintains a comprehensive quality control system including documented policies and procedures related to compliance with ethical and professional standards, in addition to applicable legal and regulatory requirements.

We comply with the comprehensive code of ethics including detailed independence requirements, which are based on the ethical principles of integrity, objectivity, competence and professional care, confidentiality and professional behavior.

Independent Reasonable Assurance Report for Banco Bradesco on the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report

The procedures selected depend on our auditor's judgment, including the assessment of the risks of material misstatement of the process of compiling and presenting the consolidated supplementary financial information, whether due to fraud or error.

In making those risk assessments, we have considered internal control relevant to process of compilation and presentation of the consolidated supplementary financial information in order to determine the assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion on the effectiveness of Bradesco's internal control related to the preparation of the compilation and presentation of the supplementary consolidated financial information. Our work also included: evaluating the appropriateness of the preparation and presentation of the consolidated supplementary financial information, the appropriateness of the criteria used by Bradesco in the process of preparation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report in the circumstances of our work, as well as the consolidated accounting procedures and estimates used in the overall presentation of the consolidated supplementary financial information. The reasonable assurance level is less than an audit.

Criteria for the preparation of supplementary consolidated accounting information

The consolidated supplementary accounting information disclosed in the Economic and Financial Analysis Report for the year ending December 31, 2022, was compiled by Bradesco's Management based on the consolidated accounting information as of December 31, 2022 and on the criteria described in the Economic and Financial Analysis Report and in the explanatory note 34 of such consolidated accounting information, for the purpose of additional analysis, without, however, being part of the consolidated accounting information disclosed on that date.

Conclusion

Our conclusion has based on and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process of compilation and presentation of the consolidated supplementary accounting information included in the Economic and Financial Analysis Report is, in all material respects, in accordance with the information referred to in the "Criteria for the preparation of the supplementary consolidated financial information" paragraph.

São Paulo, February 9, 2023

KPMG

KPMG Auditores Independentes Ltda.
CRC 2SP-028567/F

Original report in Portuguese signed by

Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

(This page has been left blank intentionally).

Financial Statements

2022

bradesco

MESSAGE TO SHAREHOLDERS

Dear shareholders,

2022 was a year of resumption and search for stability after an insecurity period in world health, which had repercussions on the economy.

For us, 2023 is a special year. As we celebrate 80 years of our existence, we see that we remain in true coexistence with a determination to be contemporary in every age. The constant evolution of the technological structure, associated with the improvement of our teams, quality of service, and having products and services aimed at the real needs of clients, reaffirm our positioning in the financial market.

With renewed optimism in the face of future challenges, we reiterate our positive view of Brazil, knowing the capacity of its people, and we stand firm in our greatest vocation: to serve.

We thank our shareholders and clients for their support and trust, as well as our employees and associates, who have all been essential in getting us to where we are now.

Below, we present in detail the main results achieved in the Fiscal Year of 2022.

Enjoy the reading!

Cidade de Deus, February 9, 2023

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to 2022. We follow all accounting practices used in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil.

ECONOMIC COMMENT

The economic activity showed incipient signs of loss of traction over the fourth quarter. The labor market continues to show growth in hiring, with income recovering. We forecast a GDP growth of 3% in 2022 and 1.5% in 2023. The positive performance of the labor market will continue to sustain household consumption in 2023, in a context in which the domestic demand has been resilient. The performance of agriculture and cattle-raising should also be positive. The restrictive monetary policy and the global environment, however, will contribute to the slowdown of the activity.

The inflation has gradually shown a more benign behavior, even in services. As a result, the IPCA closed 2022 at 5.8%. For 2023, we project the inflation to remain relatively stable at 2.7%. Therefore, the Central Bank of Brazil is likely to maintain the Selic rate stable at 13.75% for an extended period, with cuts only at the end of the year, to 12.25%.

Risks related to the global economy have continued. The greater magnitude and duration of monetary tightening in developed economies, the conflict in Eastern Europe and the expectation of recession ahead keep the level of uncertainty and volatility of assets. In addition, economic activity shows signs of deceleration. Inflation control will continue to demand a restrictive monetary policy this and next year. The performance of central banks will continue to be the determining factor for asset prices and expectations.

HIGHLIGHTS FOR THE PERIOD

In December 2022, we reported that we were selected to be part of the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange in the 2022/2023 cycle, for the 17th consecutive time. In this cycle, only 25 banks were selected to compose the global portfolio and Bradesco was considered a global benchmark in the topics of financial inclusion, climate strategy, human rights, and environmental and social reporting, among others. In addition, we were also selected to integrate the portfolio of the Corporate Sustainability Index (ISE) of B3 S.A. – Brazilian Exchange & OTC, for the 18th consecutive year. In the ISE, Bradesco received a B grade, which represents Management level, ranking higher than the regional average for South America and meeting the average of the financial services sector. Bradesco's performance in these indexes reinforces the purpose of the Organization and the leadership in generating long-term value for all its stakeholders.

In January 2023, we concluded our first pilot operation of tokenization of a financial asset, with the issuance of a Bank Credit Bill (CCB) worth R$10 million in conjunction with the OTC Brasil Stock Exchange, an electronic platform that acts as a registrant and liquidator of purchase transactions and the sale of tokenized assets. It was the first tokenization transaction of the financial market within the regulatory environment of the Central Bank of Brazil, as an innovative operation of digital assets, by transforming traditional physical assets into digital assets.

STRATEGIC FOCUS

Our business strategy is focused on meeting the expectations of clients, while understanding their needs and increasing their satisfaction by means of an experience of excellence in all its interactions with the Bank. Based on this reflection, we structure our strategy on four large pillars that support the corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society.

Clients – our inspiration: Our goal is to contribute to the achievements of our clients through a service of excellence focused on their needs and objectives, promoting the best experience and a relationship of trust and respect. Having the client at the center of our strategy, we have developed several actions to improve our knowledge of behavior, needs and goals, adding value to each moment and interaction. Through the use of data intelligence and complete business solutions, we provide contextualized offerings according to the client's profile and stage of life. We ensure that this is a pleasant and complete experience, integrating journeys and processes supported by new real-time decision technologies.

Digital Transformation – how we do it: We have a digital mentality and behave in a way that is simple, efficient, agile, connected and innovative. In a context of strong digital transformation, we want to make our customer experience even more fluid, practical and safe. Our management of expenses is highlighted in the strategy, contributing to actions and projects aimed at optimizing the use of channels, reducing the cost of providing services, and constantly seeking efficiency. We aim to maximize value from the client's perspective through a culture focused on continuous improvement, excellence and data use for decision making.

People – our team: We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people. We seek to enhance our professionals' essential and life-changing competencies in order to make our corporate strategy feasible. We have an organizational culture based on ethics, transparency and respect for people, and we invest to have an innovative, challenging, and plural environment.

Sustainability – made to last: Our focus is on being agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a sustainable and diversified manner, seeking the best balance between risk and return through a robust capital structure and liquidity. We are committed to managing the socio-environmental and climate risks related to our business and to supporting sectors, activities, projects and assets that have positive socio-environmental impacts. The commitments made and the results of our performance in diversity and inclusion reinforce our belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are important drivers for us, because through them we impact and change the lives of thousands of Brazilians. Ethical and transparent performance permeates our values. It is part of our purpose to contribute to the sustainable development of society, and we work to ensure that our Organization is prepared for the challenges that will be imposed by a low-carbon and inclusive economy.

SELECTED INFORMATION

BOOK NET INCOME AND ROAE



15.1%
14.8%
R$ billion
-6%
13.2%
21.9
20.7
2021
2022
Book Net Income
ROAE
Without a specific client

SHAREHOLDERS' EQUITY



R$14.50
R$13.82
R$ billion
+5%
154.3
147.1
2021
2022
Shareholder's Equity
Book Value per Share

INTEREST ON SHAREHOLDERS' EQUITY/ DIVIDENDS

R$10.2 bi (gross)

R$7.9 bi – supplementary

R$2.3 bi – monthly

EARNINGS PER SHARE

R$1.85 IN COMMON SHARES

R$2.04 IN PREFERRED SHARES

BASEL RATIO

14.8%

MARKET VALUE

R$152.5 bi

EXPANDED LOAN PORTFOLIO

R$891.9 bi (+10% in 12M)

LARGE CORPORATES: **R$354.6 bi** (+10% in 12M)

INDIVIDUALS: **R$361.1 bi** (+13% in 12M)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$176.2 bi** (+5% in 12M)

ALLOWANCE FOR LOANS LOSSES

R$57.7 bi (+28% in 12M)

TOTAL DEPOSITS

R$593.4 bi
(+3% in 12M)

Time Deposits – R$399.2 bi (+7% in 12M)
Savings Deposits – R$134.6 bi (-3% in 12M)
Demand Deposits – R$58.1 bi (-0.1% in 12M)
Interbank Deposits – R$1.5 bi (-67% in 12M)

SECURITIES

R$712.5 bi
(+4% in 12M)

Available-for-Sale Securities – R$321.4 bi (+12% in 12M)
Trading Securities – R$285.6 bi (-9% in 12M)
Held-to-Maturity Securities[(1)] – R$105.5 bi (+23% in 12M)

[(1)] As provided for by Article 8 of Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

100% CLIENT

We are establishing an even closer relationship with our clients, so our focus will continue to be on meeting their goals, desires and needs. To achieve this goal, we have combined the voice of the client with the use of metrics such as NPS and data intelligence during the development of financial and non-financial solutions, products and services.

This way, we get to know each client even better so that we can provide solutions that are consistent with their goals and facilitate their daily lives. A movement that corresponds with our motto "With us, you come first" and that takes advantage of the expertise of our Customer Experience (CX) area, responsible for generating insights from multiple data sources, including quantitative and qualitative research, in addition to building and optimizing client journeys across all of Bradesco's channels.

Constant work is carried out by the Bradesco Experience, responsible for promoting the best experience to clients in all interaction channels. It is a team composed of specialized professionals with an end-to-end vision for creating complete, intuitive and customized journeys. In addition, we enhanced partnerships that enable more fluid experiences across different channels, including for non-financial services. To ensure resilience within our channels and agility in building journeys, we have also strengthened our cloud structure.

In 2022, our base was composed of 77.1 million clients.



COMPANIES
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Companies and Business
Up to R$ 50 mi
Múltis & Institutional1
Private Bank
≥ R$5 mi
Exclusive
R$4,000 to R$14,999.99
$40,000 to R$149,999.99
≥ R$15,000
≥ R$150,000
Prime
Classic
≤ R$4,000
Non-account holders2
INDIVIDUALS
Monthly Income
Annual Billings
Investiment

1 – Asset Management, Pension Funds and Securities Brokers; and

2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

SERVICE STRUCTURE

By offering practical and secure services in all segments we operate, we maintain a large and modern network of Customer Service, which is constantly updated, throughout Brazil and also in strategic locations abroad. In 2022, the Network comprised 85,609 points, among them, 2,864 are branches and 46,562 are ATMs.

DIGITAL CHANNELS

With increasingly digital and autonomous clients, we will continue to expand our performance in digital solutions. In 2022, 98% of transactions were carried out with Bradesco's Digital Channels, with emphasis on the Bradesco App (Individual and Company), which showed a 57% increase in financial transactions compared to the previous year. Our Digital Channels include customer service, products and other services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for clients.

ACCESSIBILITY

With almost 80 years of history, our purpose to make clients' lives easier escalates more and more. Twenty-four years ago, we started a transformation movement with the implementation of several solutions, such as the launch of accessible ATMs, an exclusive Call Center (SAC) for people with hearing disabilities and the development of accessible marketing campaigns. Increasingly addressed and supported by new technologies, the theme continues to receive the dedication deserved by means of projects and actions focused on the connection with communities, the empowerment and the minimization of barriers to access information, banking and digital inclusion. For us, accessibility is synonymous with respect and inclusion.

DIGITAL PLATFORMS

Currently, we have 16 large Digital Platforms serving clients in the Exclusive and Prime segments. The clients, depending on their relationship profile, can migrate to use the remote managed assistance, via Telephone/Corporate WhatsApp/Email/Video Call. By the end of the period, we had served 1,052 thousand clients in total – 776 thousand Exclusive, 57 thousand Corporate, and 219 thousand Prime. We also have the Bradesco Private Bank Digital Branch, serving more than 19 thousand clients in this segment.

NEXT

The ecosystem of next offers financial and non-financial services, including checking accounts, cards, investments, loans, insurance, accounts for children and teens (nextJoy), more than 900 thousand offers at nextShop marketplace, exclusive benefits on the Mimos (gratuities) hub, and integration with Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets, among others.

In Open Finance, next has the account aggregator functionality "Minhas Finanças" ("My Finance"), which allows the client to view, in a consolidated manner, information on their checking accounts, credit cards and loans from various institutions participating in the system, in addition to personalized recommendations and tips for the client to better manage their finances.

In 2022, it reached the mark of 14.5 million clients, with a growth of 47% in the last twelve months, and processed 636 million transactions.

BITZ

Bitz is a free digital account of Grupo Bradesco, with more than 10 million clients. With Bitz, it is possible to use Pix, pay bills, access bank payment slips, top up your cell phone, have a daily remuneration of 100% of the CDI of the account balance, obtain the credit card of the ELO Flex brand with no annual fee and with numerous benefits, make purchases over the Internet using the virtual card generated on the App itself, and also earn cashback on the digital account itself. In addition, Bitz joined the largest electronic money transfer player in the Brazilian retail market, enabling it as a means of payment for more than 150 thousand commercial establishments and more than 400 thousand points of sale. Recently, a partnership was signed with Gerando Falcões, with the purpose of expanding the financial inclusion of Brazilians living in *favelas* (shantytowns) through the 320 NGOs assisted by it.

DIGIO

Digio is a multiple digital bank focused on Individuals. The Bank's product portfolio includes credit cards, personal loans developed to be distributed in own and third-party channels, INSS payroll-deductible loans, anticipated FGTS Anniversary Withdrawals and 100% digital payment accounts. In addition to financial products, it is possible to purchase on the App: cell phone top-ups, insurance, dental plans, cashback, e-gifts, discounts, etc.

Digio closed 2022 with 5.1 million accounts in total, recording a growth of 45% over the same period in 2021.

INTERNATIONAL OPERATION

We have a team of specialists in Brazil and abroad to act on foreign exchange, exports, imports, financial transfers and the foreign trade finance market.

Abroad, we have 2 Branches, 11 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Bradesco Bank is positioned to meet the demand of Brazilian and Latin American clients, whether individuals or corporates, who wish to access the US market, by offering complete investment, banking and financing solutions.

BRANCHES	
New York Grand Cayman	Banco Bradesco S.A.

REPRESENTATIVE OFFICE	
Hong Kong	Banco Bradesco S.A.
Guatemala	Representaciones Administrativas Internacionales

SUBSIDIARIES	
Luxemburg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco Bank Bradesco Investments Bradesco Global Advisors

MAIN PRODUCTS AND SERVICES

bradesco seguros

Dec22 (R$ million)	Net Income	Shareholders' Equity	Securities	Revenue from Insurance Premiums, Pension Contributions and Capitalization Bonds
	6,795	34,060	343,255	95,403
	Return on Average Equity (ROAE)	Total Assets	Indemnities, Draws and Redemptions Paid	Technical Provisions for Insurance, Pension Plans and Capitalization Bonds
	18.9%	371,891	78,425	324,024

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which allowed it to lead the market in Brazil and Latin America.

This solid path has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto Insurance.

We have Life Insurance, Health and Dental Plans, Capitalization Bonds, Private Pension Plans, and Property and Casualty Plans, which include Home and Property Insurance for Individuals and Companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

CARDS

We have the most complete solution line of means of payment in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we serve the Mexican market, operating as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country. In August 2022, we announced the acquisition of the Ictineo Platform, a financial institution focused on Individuals, and the conclusion of the transaction is subject to approval by the Mexican authority (CNBV – *Comisión Nacional Bancária y de Valores* or National Banking and Securities Commission) and Brazilian authority (Bacen – *Banco Central do Brasil* or Central Bank of Brazil).

We are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company whose investments include Alelo (benefit cards and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (brand), and Veloe (mobility and tolls company).

R$298.1 billion in card transactions in the period. **R$9.1 billion** in Fee and Commission Income.

LOAN OPERATIONS

We expanded and diversified offers in distribution channels, especially in digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are at full operational capacity. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

- **Agribusiness:** we are featured among the biggest financiers in agribusiness, with offers and solutions for the development of production. We usually participate in the eight largest fairs in the sector and keep agreements with several partners of the Productive Chain and the main manufacturers of agricultural tools in the country. We have 14 Agribusiness Platforms distributed throughout Brazil, with experts and agronomist engineers providing advice to the Service Network and rural producers;

- **Special Business:** structured operations solutions for wholesale clients, among the largest funders in Emergency Programs, leader in BNDES (Brazilian National Bank for Social and Economic Development) onlendings, market leader in leasing, largest guarantee portfolio in the market and market leader in advance payments to suppliers;

- **Real Estate Financing:** we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitalization of processes carried out through real estate partners via APIs. We have real estate platforms, with coverage throughout the national territory;

- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and

- **Individuals (mass-market):** all personal loans, payroll-deductible loans, vehicle and revolving credit lines enable us to keep transforming our customer experience through the modernization of commercialization and after-sales journeys. We highlight the extensive use of algorithms and advanced analytics, by mapping clients' needs in real time, to respond with the best product and the best business conditions considering the life stage of each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the period:

R$ billion	Dec22	Dec21	Variation %
Consumer Financing	**252.1**	**221.2**	**14%**
Payroll-deductible Loans	89.2	84.1	6%
Credit Card	70.0	54.9	28%
Personal Loans	57.2	49.4	16%
CDC / Vehicle Leasing	35.8	32.8	9%
Real Estate Financing	105.3	95.9	10%
Rural Loans	39.3	31.4	25%
BNDES/Finame Onlendings	15.9	15.7	1%
Working Capital	156.6	151.3	3%
Foreign Trade Finance	48.6	60.2	-19%
Sureties, Guarantees and Securities	195.0	171.1	14%
Other	79.0	65.8	20%
\\ Expanded Loan Portfolio	**891.9**	**812.7**	**10%**

CONSORTIA

Our clients, being account holders or not, have the full portfolio of products and services. We have an integrated base for marketing solutions in synergy with the Branches, Digital Platforms, and Partners reaffirming the active presence in the segments of movable and immovable assets.

R$32.5 billion in revenues in the year, resulting in a total portfolio of **R$99.4 billion**.

R$2.3 billion in Fee and Commission Income

1.6 million active quotas, totaling 622.8 **thousand** new quotas sold in the period.

INVESTMENT BANK

We advise our clients on the primary and secondary issuing of shares, merger transactions, purchase and sale of assets and companies; and the structuring and distribution of debt instruments, structured corporate finance operations and projects under the modality of Project Finance.

Our Global Markets area is responsible for the securities and for the institutional client relationship, covering varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico City, New York, London and Hong Kong.

ASSET MANAGEMENT

Representing us in the market of asset management and managed portfolios, we have Bradesco Asset Management, one of the leading companies in the industry, with operations in several products and investment solutions for all client profiles. It serves multiple segments of Individuals and Companies, including Institutional Investors in Brazil and abroad, and Family Offices, ensuring the highest standard of quality in services.

R$650.4 billion in investment funds and managed portfolios under management in the period.

ÁGORA INVESTIMENTOS

Ágora, the Investment House of Banco Bradesco, is an open and independent platform. It is dedicated to Individuals and Companies, whether Bradesco clients or not, allowing access of all people to the financial market. In the house, clients find a modern Home Broker and a select portfolio of investments, offered from curatorship: a careful selection among the most relevant institutions on the market to provide the best investment opportunities. There are more than 1,200 products in one place, available 24/7 through the website or App.

To manage their portfolio, the client has a 360º view of it, daily monitoring of the valuation of their assets, more than 600 options in public and private fixed income securities, *Tesouro Direto* (Government Bonds), investment funds from renowned market managers, COEs, LIGs, diverse public offers, as well as private pensions. Regardless of the investor's profile, at Ágora the client has specialized advisory and exclusive services for their investment journey, such as: paid custody with online subscription, access to the best rates on the market for share lease remuneration; income tax calculator, which facilitates the calculation of earnings and the issuance of DARF for variable income operations; and advanced trading terminals for investors seeking more tools to enhance stock exchange operations. It also provides the Invista Fácil Ágora, consisting of five funds mirroring its recommended stock portfolios (*Carteira Arrojada*, Top 10, Small Caps, *Dividendos* and Top Green), classified by S&P-Standard & Poor's, with investments starting from R$1.00. It is the only broker in the country to offer this solution to the investor.

The Ágora client also has the Ágora Visa Infinite credit card, which grants 1% of Investback on purchases made and a 50% discount on brokerage fees for operations performed via home broker, as well as exclusive benefits of Bradesco Cartões (Cards) and of the Visa brand. It also has at its disposal the partnership with Veloe, with special conditions for contracting, such as exemption of monthly fees, being the first broker in the country to provide such benefits. In the third quarter of this year, it launched Ágora Plus, an exclusive space that offers discounts and cashback in dozens of partner stores. In the same period, a partnership with Bradesco Invest US was also established, allowing direct access to investments abroad.

With the new Ágora Insights, a space dedicated to information and market content, the client can access all of the reports, recommendations and analyses prepared by a team of renowned economists and analysts in one place: a modern and intuitive platform, including the largest analysis coverage of companies listed on the stock exchange, bringing together the analysis of more than 160 companies, as well as real estate investment

and fixed income funds. To check the content in videos and podcasts, the client also has access to exclusive channels, Ágora Play and Ágora Cast, that offer live streams during the trading session and daily podcasts.

The commitment to democratize access to financial education – either by Ágora Insights or by Ágora Academy – remains a priority. The Ágora Academy is a platform that brings together the best business schools in the country, with more than 90 courses, 50 of them free and all certified. This includes vocational, specialization, post-graduate and MBA courses.

With Ágora, the client has at their disposal a complete investment platform, customized service, content, products and exclusive services gathered in one place. With Ágora Hub, the experience is even more complete: all products, services, content and solutions are offered via the App 24/7, ensuring a differentiated journey with comfort, security and the soundness of one of the largest financial institutions on the market.

BROKER

Through Bradesco Corretora, we exclusively serve the institutional segment, covering investors domiciled in Brazil, the USA, Europe and Asia.

Bradesco Corretora aims to mediate the purchase and sale of shares, future commodity contracts, financial assets, indexes, options, share leases, swaps, fixed-term contracts in the primary and secondary markets, negotiations on the B3 and in the organized over-the-counter market.

It offers a comprehensive investment analysis service, covering the main sectors and companies of the Latin American market, through a team composed of 29 industry analysts. It also has its own teams of economists and fixed-income analysts.

INVESTMENTS

We have a complete asset management platform that aims to provide the client with differentiated and customized investment advice, in a face-to-face and remote manner, contemplating the whole Banco Bradesco product range, in an accessible and sophisticated manner, including investment solutions at Bradesco Asset Management (BRAM), Ágora Investimentos, Treasury and Bradesco Previdência, always considering the life stage, needs, goals and profile of the client.

The investment advice service has a team of investment experts, in addition to the assistance of branch network managers, which complement one another. Clients also benefit from the recommended portfolios, which combine a diverse selection of financial assets, being prepared monthly based on the risk profiles and perspectives of the economic scenario in the local and international environment.

MISCELLANEOUS SOLUTIONS

CAPITAL MARKET

Through modern infrastructure and specialized professionals, we provide a broad range of solutions and services for the capital market, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities; and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

Some of our results:

QUALIFIED CUSTODY OF SECURITIES FOR INVESTORS AND ISSUERS:

- R$2.1 trillion in client assets under custody;
- R$3.2 trillion in assets under controllership; and
- R$237.8 billion in fair value, referring to 49 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

FIDUCIARY (TRUST) MANAGEMENT OF FUNDS, INVESTMENT CLUBS AND MANAGED PORTFOLIOS:

- R$1.1 trillion in shareholders' equity managed by Banco Bradesco and BEM DTVM.

BOOKKEEPING OF SECURITIES:

- 262 companies are members of the Bradesco System of Book Entry Shares, with 11.1 million shareholders;
- 476 companies with 813 issuances on the Bradesco System of Book Entry Debentures, with a fair value of R$761.1 billion;
- 1,166 investment funds belonging to the Bradesco System of Book Entry Quotas, with a value of R$98.8 billion; and
- 43 BDR Programs, with a fair value of R$5.9 billion.

DEPOSITORY (ESCROW ACCOUNT – TRUSTEE):

- 28,575 contracts, with a financial volume of R$17.9 billion.

CASH MANAGEMENT

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 55 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies, for the management of accounts receivable and payable and for the collection of taxes and fees.

1.1 billion receipts processed through Bradesco Collection, Custody of Checks, Identified Deposit and OCT- Teleprocessing Credit Order.

1.1 billion transactions carried out by Companies in payment systems. Commitments involving the accounts payable (suppliers, wages, taxes and consumer accounts).

167.5 million documents collected in federal, state, municipal taxes and other contributions.

326.5 million documents received from light, water, gas and telephone bills, 96.6 million of which are paid for by Direct Debit in Checking Accounts and Savings Accounts, a system that offers ample convenience to clients.

138.0 million benefits payments for pensioners and retirees of INSS.

107.5 million public and private sector Payroll processes.

PRODUCTS AND SERVICES FOR THE PUBLIC SECTOR

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.6 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the Country.

We have nine Specialized Platforms to assist Governments, State Capitals, Courts, Chambers, Public Prosecutor's Offices, Public Defender's Offices, and the Brazilian Municipalities with the highest GDP. We also have 34 Platforms serving other Municipalities and Bodies. Find out more on bradescopoderpublico.com.br.

TECHNOLOGY AND INNOVATION

Innovation and technology have been adding value to the Bradesco brand, contributing to our goal to captivate our clients and to earn their admiration, trust and relationship. The latest 2022 Febraban Banking Technology survey pointed to a 75% growth in financial transactions via mobile and revealed that the current profile of our clients seeks convenience, efficiency, security and speed in their digital experiences with banks, which demands from us constant evolution and the search for a more personalized and exclusive service each day.

Offering a better experience to our clients is our priority, which is why there have been numerous innovations in this period. The Bradesco Pessoa Física App for Individuals, which was created in October 2022, expanded debit card services, and began to provide the option of automatic cancellation and re-issuance, facilitating the lives of clients with self-service. For cards that rely on contactless technology, the proximity payment feature can be enabled or disabled according to their preference. Clients who use digital wallets on their smartphones and smartwatches with NFC technology can register the cards on these devices.

The Individual Client of any segment now has the option of digital acceptance for branch transfer, improving the experience of both the manager and the client, as well as operational efficiency, since the validation of the branch change is done on the App, not requiring the client to travel to the branch to confirm the change.

Also available on the App is a contextual offer for adhesion or increase in overdrafts, through the detection of an insufficient balance in transactions via PIX, the possibility of renegotiation of debts and the anticipation of the birthday withdrawal of the FGTS for clients opting for this modality.

Since December 2022, the individual investor client has been able to consult the available data of their financial expert on the App whenever they receive a contact, increasing trust and credibility in the bank. And, on the Bradesco App, clients can choose the option of "Qualified and/or professional investor statement" if they fall into this category, gaining more autonomy and contributing to receiving better service from their Managers.

Open Finance Phase 3 reinforces the new reality of the client in the midst of digital transformation. Among its initiatives, the payment initiator is the gateway for the client to choose Bradesco as its official payment broker via Pix, using the balance of other institutions to perform the operation. Bradesco was the first Bank on the market to allow the client to choose a direct debit in another financial institution on the App, available since November 2022.

Another novelty is access to Prime Travel's journey. Since November 2022, Prime clients have had exclusive advice on their travel plans, enjoying the services and products available in their account and card. With this, the client will be accompanied from the beginning to the end of their journeys, having access to services and benefits such as: booking hotels and tickets, VIP rooms, travel insurance, and the purchase of foreign currency, among others.

With Corretora Ágora (broker), the investor also gained access to new features and facilities on the App. Focused on the broad access of society to financial information and the prospection of new clients, the new Hub brings in the non-logged area free content, such as news and quotes, as well as quick access to profiles on social networks. For clients, the logged-in area has a new layout and its main products are distributed on

the shelf with a clean and modern look. The statement also received improvements, allowing research for longer periods or per release. And to complete the experience on the App, the registration update was made available 100% online.

The Bradesco Cartões App (Cards) also received novelties for its clients who like to keep up with new technologies, but at the same time with security. Thus, the client can temporarily block their card for purchases and withdrawals directly from the Bradesco Cartões App. In addition, if there is any attempt to purchase or withdraw during this period, the client is notified immediately via SMS. Also, in their purchases, besides the existing SMS transaction notification service, in the App, the client can now manage this option by opting for push notifications, which makes it easier to view transactions. Since October 2022, the client has also had the integration of the virtual card in the Visa and Elo brands on the main screen of the Bradesco App, a service that is available instantly after acquisition and approval.

More digital, clients are increasingly using relationship technologies, such as BIA, Bradesco's Artificial Intelligence, which was launched as a pioneer project in 2016. Understanding this proximity, Bradesco developed solutions that seek to facilitate the client's life, such as the warning of suspected credit card fraud. With it, when identifying the suspicious use of the card, BIA sends a message to the client via WhatsApp. A solution that brings even more security to Bradesco clients and that has had a total of 325 thousand messages sent since its implementation, in October 2022, up to the end of this year.

This closer customer relationship with BIA has also boosted other important deliveries, such as the new journey of checking credit card statements, which in three months has already accumulated 63 thousand statement requests, and the PDF account statement which, in December 2022, had generated 68 thousand statements. BIA's performance with these solutions resulted in a reduction in calls to check statements and in expenses with statements and postage.

Regarding Internet Banking, the homepage has received improvements and brings a view of the services to the client through cards, facilitating the navigation in a much more intuitive way. With the investment card, for example, through the Services/Query and Cancellation tab of scheduled and daily Operations, the client can request withdrawals and the cancellation of investments in renowned management funds. The cards area has also gained a new layout and user-friendly shortcuts for a faster and more agile browsing experience. With them, the client can access the main features, such as card unlocking, their statement summary, and an exclusive consumption chart for a better follow-up of their operations.

Bradesco Financiamentos (Financing) has also been making external partnerships using the BaaS business model, where it provides credit with other players, like *Mercado Pago*, using APIs for integration. This model is enabling business expansion, increasing capillarity and presence in new channels.

On the other hand, the Corporate client has access to working capital and microcredit on their mobiles, with the option of choosing pre-approved payment terms according to their history through cards made available on the screen, or manually completing their proposal in a customized way, which is then submitted for evaluation.

The culture of innovation permeated our 2022, securing a year of many deliveries and achievements. In the midst of awards and recognitions for Bradesco, IT was highlighted in the Banking Transformation 2022 – the traditional award of the financial sector promoted by Cantarino Brasileiro, recognized with the cases: Investment Consolidator Invest+; Financial Manager and value proposition to the client using data from the financial ecosystem, Transformation of Bradesco Seguros Service Channels; Bitz and Gerando Falcões: purpose in practice, *inclusão na veia* ("promoting inclusion"); in addition to next, recognized as the "Bank of the Year".

Bradesco was also featured in the Ranking 100 Open Startups, being the number 1 in the banks category, and among the top 10 in Open Corps in the overall ranking. inovabra also ranked in the top 10 in the ecosystems ranking, in addition to having an award with its own name in the event: "inovabra ESG Recognition".

All of this only ratifies our total commitment to innovation and the certainty that we are on the right path, incessantly seeking knowledge and the constant breakthrough of our own evolution, thus providing an increasingly close relationship of trust and loyalty with our clients.

SUSTAINABILITY FOR BRADESCO

The commitment to sustainable development is one of the strategic drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand that the management of guidelines and the engagement of environmental, social, and governance (ESG) aspects are essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and society.

Our Sustainability Strategy is based on the promotion of a change agenda by focusing on three main themes: Sustainable Business, Climate Agenda, and Financial Citizenship, aligned with the Sustainable Development Goals (SDGs) of the UN.

We highlight that:

- By December 2022, we had reached 69.1% of the Sustainable Business Goal (following the guidelines established by Febraban's green taxonomy, through structured operations with ESG themes and Bradesco's socio-environmental portfolio). We have already been allocated R$172.7 billion in assets, sectors and activities with socio-environmental benefits by using corporate credit, advice on the capital market and sustainable financial solutions.
- In December 2022, we had already allocated 100% of the US$500 million to our first Sustainable Bond on the international market, issued in January 2022. The resource allocation follows the requirements of the Bradesco Sustainable Finance Framework with verification and opinions from Sustainalytics, with eligibility criteria focused on renewable energy, water resource management and inclusive finance.

Our ESG performance has been recognized by the market, as we had a performance mostly above the average for the industry in the national and international ratios and ratings, such as Dow Jones, ISE, CDP, MSCI, among others. For the 18th consecutive time, we were selected in the portfolio of the Corporate Sustainability Index (ISE) of B3, remaining among the 10 most sustainable companies in the country. We are committed to the sustainable development of Brazil and continue our journey reinforcing our purpose as a Financial Institution.

Follow our initiatives and performance through the websites banco.bradesco/sustentabilidade and bradescori.com.br

HUMAN RESOURCES

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize is the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, constant recognition and challenges, training and development, differentiated compensation and benefits, appreciation of diversity, and balance between work and family life. Health is a vector of transformation in people's lives. That is why a culture based on prevention and the promotion of healthy habits and behaviors prevails in the Organization. *Viva Bem* (Living Well), the health, well-being and life quality program of Bradesco, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to technological support and safety measures, has contributed for us to structure and maintain practices in coping with Covid-19. Among the features focused on promoting employee health, we highlight: **Telemedicine**: a video appointment, through the Saúde Digital App (Digital Health) – Bradesco Saúde, with the assistance of a specialist doctor, available 24/7; **Lig Viva Bem**: a counseling and guidance service offered to our employees and their households, which is carried out by specialized professionals, who provide emotional, social, legal, and financial guidance, among others, 24/7; and the **Mental Health Trail**: a lecture trail with themes focused on prevention and mental health care, through general guidelines on behaviors, signs and symptoms of illness.

Education also gained prominence. Unibrad (Bradesco Corporate University) devoted its efforts to meeting the organizational strategies, promoting awareness that employee participation is crucial to their career and to the results of the Organization. With online and face-to-face courses, there are more than 2,900 learning solutions, with topics focused, for example, on sustainability, citizenship, leadership, technology and health.

To further enhance our team, we have established a robust governance for diversity, equity and inclusion, formed by the **Sustainability and Diversity Committee**, which includes the participation of the CEO of the Board of Executive Officers and the Chairman of the Board of Directors, and the **Diversity, Equity and Inclusion Working Group**, formed of employees from various areas and of different seniorities. In addition, in the Human Resources structure, the **area of Diversity, Equity and Inclusion** is responsible for catalyzing transformations and managing initiatives that drive representativeness in the workforce, acting mainly in four pillars: People with Disabilities, Gender, LGBTI+, and Ethnic- Relations. And, finally, every employee, regardless of their hierarchical level, can also participate in the **Affinity Groups**: "*Somar*", aimed at including people with disabilities; the "*AfroBra*", focused on the evolution of ethnic-racial agendas; the "DiversiBrad, focused on LGBTI+ inclusion; and the "*Mulheres Pra Frente*", focused on gender equity. Each Group has a coordinator, who has the identifying marker of the theme represented by the AG and who is a member of the Diversity, Equity and Inclusion Working Group.

Finally, with much pride, we communicate that our ongoing commitment to adopting practices that support and foster a healthy, balanced, diverse and inclusive environment continues to be recognized internally and externally. In this sense, we highlight the GPTW *Gestão Saudável* (Healthy Management), in which Banco Bradesco ranked first among companies that promote excellent working environments, the 2022 Top Employers Certification, for companies with excellence in people management and employer branding, the LinkedIn Top Companies Brazil 2022 list, and also ranked first place among the Best Companies in Practice and Diversity Actions in the Recruitment and Selection category, according to the Corporate Initiative for Racial Equality. Closing the year 2022, we were recognized as one of the Amazing Places to Work, through the FIA FEEx Research, ranking second in the Banks category. Much more than policies and practices, we consolidated a culture of respect, disseminated by the awareness of the value of people, their identities and competencies.

At the end of the period, the Organization had 88,381 employees – 75,591 of Bradesco and 12,790 of Affiliated Companies. Among outsourced employees, we had 8,381 associates and 1,915 interns.

CORPORATE GOVERNANCE

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In 2022, 36 meetings were held, six of which were annual and 30 special.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

INTERNAL AUDIT

It is incumbent upon the Audit and General Inspectorship Department, which functionally reports to the Board of Directors, being responsible for assessing the processes of the Bradesco Organization, independently, in order to contribute to the risk mitigation and to the adequacy of Processes and the effectiveness of Internal Controls, in compliance with Internal and External Policies, Standards and Regulations.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.) and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

OMBUDSMAN

On a continuous basis, we invest and dedicate efforts in internal processes and in human capital so that our purposes are actually put into practice and reflect directly on our relationship with our clients and users.

Ouvidoria Bradesco (Bradesco's Ombudsman), created in 2005, two years before the obligation of Resolution No. 3,477 of the National Monetary Council, aims to transform the voice of the client into an instrument capable of directing the Organization's strategy, improving products and services to provide the best experience, in accordance with the guidelines of the Central Bank of Brazil and of the Securities and Exchange Commission.

The strategy is based on maintaining a strong and active governance within the Organization, promoting discussions in multi-departmental groups on the causes of complaints, and thus driving the implementation of projects and improvements focused on the customer experience. In addition, we have artificial intelligence tools and algorithms that can predict and map profiles, enabling a preventive process in certain cases.

Employees and associates trained to represent the client, at all levels of the Organization, work on the solution of numerous situations with engagement, efficiency and transparent dialog. The conclusion of demands is offered in an agile manner and with quality through a model in constant evolution, where the area receives, treats and finalizes requests with autonomy and exemption, using competencies of solutions that make a much more effective process possible, giving priority to resolving the claim received in less time. Our satisfaction survey reveals that the client perceives this value delivery as an essential requirement.

TRANSPARENCY AND DISSEMINATION OF INFORMATION

All information regarding the Bank's financial performance, as well as its governance structure, policies and practices, is available on the website banco.bradesco/ri. We highlight the Report on Economic and Financial Analysis, which provides a complete analysis of our performance and the Integrated Report, in which there is a more comprehensive view of the Organization, as well as its strategies, highlights of the year and other relevant information.

In order to broaden the knowledge of the public interested in Bradesco, on the website it is also possible to watch institutional videos with messages from the Organization's Executives, Company presentations, calendar of events, regulatory forms, among other corporate elements.

We interacted during the year with more than 800 national and international investors of 380 funds. We attended 20 conferences and 2 NDRs (Non-Deal Roadshows).

MARKETING

In 2022, we launched a new institutional campaign reinforcing our purpose and sharing a new positioning with a focus on the client as the central aspect. With the signature "With us, you come first", the short movie depicted situations experienced by millions of Brazilians, both anonymous and celebrities, reflecting on their doubts and uncertainties, showing that no one is immune to these feelings. Meanwhile, the piece reaffirmed that with an institution like Bradesco as a partner, which has been in the lives of Brazilians for almost 80 years, some aspirations can be overcome. The production also marked the first work developed by Aldeiah., a startup focused on strategy and innovation, hired by the bank to take care of its brand.

In July, the campaign to promote the Invest+ Bradesco App was launched. The short movie explored the advantages of the client being able to check their investments in one place, even if they are in different banks and brokers, while reinforcing the ease of use of the platform.

The campaign celebrating Father's Day was a standout in the second half of the year, with a memorable message that invited reflection on the importance of the relationship between fathers and children. With the motto "Being a father means coming first many times", the piece reinforced how fatherly presence inspires development, provides emotional security, and stimulates the child to build their place in the world.

In August, there was a campaign about Pix, which highlighted the practicality and protection that the payment method offers in everyday situations.

With the arrival of Cirque du Soleil's Bazzar in Brazil in September, it was our turn to communicate the master sponsorship of the tour in a large advertising campaign. The aesthetics of the show were used to highlight that all the enchantment provided by the attraction involving technique, creativity, innovation, respect, safety, and performance is also perceived in customer service and the use of services provided by the bank.

In October, Bradesco cards were in the spotlight in two communications. The first, with the concept "It's Bradesco card, but it's known for many more benefits", reinforced the exclusive advantages that the bank's clients have. The second campaign was aimed at promoting "Enchanted Passport", a partnership with Visa, which will give lucky winners a trip to one of the most desired destinations for Brazilians: Walt Disney World Resort in Florida, United States. The short movie, which featured the young influencer Juju Teofilo, became a huge success on social media.

Closing out 2022, we presented our traditional end-of-year campaign. Aligned with the positioning "With us, you come first", the short movie sought to encourage the practice of respect and kindness by showing various daily situations in which different people put themselves in the place of others and, as a result, see everything with more understanding and compassion.

POLICY FOR DISTRIBUTION OF DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

In 2022, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 4.0% of Ibovespa. Our shares are also traded abroad on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

CAPITAL MANAGEMENT

Composed of Commissions and Committees, we have the structure of capital management, which advises the Board of Executive Officers and the Board of Directors in the decisions that need to be made. The capital adequacy assessment is carried out to ensure that the Organization maintains adequate levels of capital to support the development of its activities and to face the risks incurred, considering the strategic objectives defined. The vision adopted is a prospective one, which aims to anticipate possible changes in regulatory and market conditions.

INTEGRATED RISK CONTROL

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risks Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Climatic, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

INDEPENDENT VALIDATION OF MODELS

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM) of the Compliance, Conduct and Ethics Department effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Technical Commission for the Evaluation of Models and Risk Committees.

COMPLIANCE, ETHICS, INTEGRITY AND COMPETITION

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

INDEPENDENT AUDIT

In compliance with CVM Instruction No. 381/03, the Bradesco Organization hired services offered by KPMG Auditores Independentes (Independent Auditors) that were not related to the Financial Statements Audit at a level higher than 5% of the total fees related to Independent Audit. Other services provided by the External Audit were: i) due diligence, ii) reports on previously agreed procedures. The amount of the contracts totaled approximately R$4.0 million, representing about 7.52% of the total fees of the Financial Statements audits in the amount of R$54.5 million, carried out in 2022 at the Bradesco Organization. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies.

The Bradesco Organization has an Independent Audit Hiring Policy with guidelines related to governance, transparency, compliance, objectivity and independence in hiring and providing the Bradesco Organization's Financial Statements Audit, and that disseminates the corporate culture of compliance with not hiring the same company for other services that may be considered an eventual conflict of interest and loss of independence in the execution of its activities.

SOCIAL INVESTMENTS

FUNDAÇÃO BRADESCO

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private and free socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

R$795 million

Total budget applied in for 2022

And these investments allow us to have:

R$724 million are allocated for Activity Expenses.

R$71 million are for investments in Infrastructure and Educational Technology.

SCHOOL NETWORK

More than 60,000 students benefited primarily in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level – nationwide.

VIRTUAL SCHOOL

More than 1.7 million students completed at least one of the free, quick courses available on the portal.

PROJECTS AND PARTNERSHIP INITIATIVES

More than 8,000 beneficiaries in educational and information technology courses and lectures.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity to support the development of children and young people by means of the Bradesco Esportes e Educação (Sports and Education) Program. In more than 30 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco (State of São Paulo), with 1,700 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

RECOGNITIONS

- We Integrate **Bloomberg's 2022 Gender-Equality Index**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- For the third consecutive year, we were among the **2022 Top Employers**, an international certification for companies with excellence in people management and employer branding (Top Employer Institute).
- We received the **Excellence in People Management** award, which identifies and recognizes the practices and level of investment of companies in the valuation of people (Gestão RH and FGV in Company).
- We received the **Top List Rural Trophy**, an award dedicated to preferred brands and products by Revista Rural (magazine). Bradesco ranked first in the Private Banks category (Revista Rural).
- We received the **2021 Brazilian Ombudsmanship** award (Brazilian Association of Company-Customer Relations).
- For the tenth consecutive time, BRAM was recognized, ranking first place in the **Best Cash Funds Managers** (Investidor Institucional Magazine).
- Bradesco Private Bank was elected the **Best Team of Advisors in Wealth Management** in the Country (Leaders League).
- We received the **2022 Best Private Bank (Brazil)** award, which highlights the effectiveness of B2B and B2C businesses, recognizing companies that guarantee the satisfaction of their clients and work for the development and growth of the entire market (World Economic Magazine).
- For the seventh time, Bradesco BBI was elected for the **2022 Best Brazilian Investment Bank** (Global Finance Magazine).
- We were recognized as a highlight in **Valor Guide on Investment Funds** (Valor Econômico).
- We were third in the **BrandZ** Ranking – **Most Valuable Brands in the Country** (Kantar Ibope Media and Meio & Mensagem).
- We received an honorable mention at the **2022 World Changing Ideas Awards** with new responses from BIA against harassment (Fast Company).
- We were second on the **2022 LinkedIn Top Companies (Brazil)** list, which brings 25 companies from various sectors that operate in the country, offering the best opportunities for professional growth (LinkedIn).
- For the second year in a row, the inovabra lab was among the best financial innovation laboratories in the world, according to the **2022 Best Innovation Financial Labs in the World** award (Global Finance Magazine).
- We were recognized at the **2022 FICO Decisions Awards** as a successful case for using FICO solutions in the Client Integration and Management category with the Brain project (FICO).
- We came first in the **Best Companies in Diversity Practices and Actions** recognition, in the Recruitment and Selection Category, with the Bradesco Professional Qualification Program – intended for interns from Universidade Zumbi dos Palmares ("Business Initiative for Racial Equality", with support from the LGBT+ Rights and Business Forum, Movimento Mulher 360 and IstoÉ Dinheiro).
- We were Overall Winner at the **2022 Global Customer Centricity World Series** (ARCET Global).

- next and Bitz were winners in different categories at the **2022 FID Insiders** award (Finsiders Portal and FID).
- We have been recognized as the best **Private Bank in Brazil** for the second consecutive year in 2022 with The Global Economics award (The Global Economics).
- Inovabra was recognized as a coworking highlight (**Coworking Destaque**) with the "Coworking Destaque Scibiz USP 2022" award (Scibiz Festival).
- Bradesco appears as a **client's favorite at the time of investing**. Ágora appears as the **best platform** according to a survey by the company Toluna, in partnership with FGV and Valor Investe.
- BBI was elected the **best Research team in Brazil** in a ranking published by the Institutional magazine.
- Bradesco was one of the highlights of the **2022 Company of Dreams** ranking, conducted by Grupo Cia de Talentos.
- For the first time, Bradesco BBI won the **Investment Bank of the Year for Equity Raising** award, granted by The Banker, a British magazine from The Financial Times Group.
- We were awarded at the **2022 Global Private Banking Innovation Awards**, in the categories of **Best Private Bank in Latin America and Brazil** (Global Private Banker and The Digital Banker).
- We were globally recognized as the most innovative bank in digital transformation at the **2022 Innovation in Digital Banking Awards** (The Banker).
- Bradesco was the winner in the Banks category, and among the top ten in the general ranking, in the **22nd edition of The 100+ Innovative Award in the Use of IT**, carried out by IT Mídia.
- Bradesco Private Bank was recognized in the **2022 edition of the Chambers Research**, conducted by Chambers and Partners, for their excellence in Wealth Planning counseling. It is the second consecutive year that the bank has received this title.
- We were winners of the **Aplaude – Ações Voluntárias que Transformam (Voluntary Actions that Transform)** award, in the category, "Outstanding Initiative in Diversity", with the Unibrad Semear Program (Brazilian Council of Corporate Volunteering).
- We were first in the **2022 Healthy Management** ranking of the Great Place to Work, the world's leading consulting firm specialized in workplace quality.
- Ágora is **number 1 in investment platforms**, according to the **research of Faculdade Getulio Vargas (FGV)**. Disclosed by Valor Investe, the index measures the quality of investment services and shows the perception of clients.
- We feature among the **three largest financial institutions** in the **Valor 1000 yearbook**, published by Valor Econômico in partnership with Serasa Experience and the Center for Studies in Finance of FGV SP's School of Business Administration. The publication also highlights Bradesco Capitalização and Bradesco Saúde in the leadership of the rankings of the respective sectors. Bradesco Seguros and Bradesco Vida e Previdência were also featured in their categories.
- We ranked second in the sector-based ranking of the **Incredible Places to Work For** award from FIA Business School and were among the 30 large companies recognized in the overall ranking.
- We were champions, among the banks, in the 11th edition of **Época Negócios 360°**. It is the fourth time we have been first in the ranking, which lists the best companies in the country (Época Negócios in partnership with the Dom Cabral Foundation).
- We conquered the TOP 1 in the Banks category and TOP 10 in **Open Corps** in the overall ranking 2022 Top 100 Open Startups. inovabra was also awarded the TOP 10 in the ecosystems ranking of Top 100 Open Startups.
- Bradesco BBI was elected the best infrastructure bank in Brazil in 2022 in the **Latin Finance Project & Infrastructure Finance**, a reference in content on the financial markets and economies of Latin America and the Caribbean (Latin Finance).
- In the Estadão Finanças Mais award (Estadão in partnership with Austin Rating), we were elected the best bank in the Retail category, Bradesco Saúde was elected the best in Health Insurance and Bradesco Capitalização was elected the best in the Capitalization category.

- We were featured in the **2022 Banking Transformation** award and recognized in six categories: Banco Bradesco (Digital Channels and Open Banking); Bradesco Seguros (Self-Service); Bitz (ESG); next (Bank of the Year); Unibrad (Education Project – *Cantarino Brasileiro*).
- We have been recognized in two categories: Recruitment and Ascension in the 2022 Corporate Racial Equity Index (Iere) for our constant actions in racial diversity (Corporate Initiative for Racial Equality – Zumbi dos Palmares University and NGO Afrobras in partnership with the Racial Equality Movement – Mover).
- Bradesco Asset was featured in the **2022 Valor Econômico Guide on Pension Funds**. First place as Best Manager for the third consecutive year (FGV in partnership with the Valor Econômico newspaper).
- Bradesco Asset was elected the Largest Private Manager of Pension Funds in the country, according to the Brazilian Financial and Capital Markets Association (Anbima).
- We were featured in the **Leaders of Brazil** award, which recognizes companies and leaders who played a leading role in 2022 (Business Leaders Group – Lide).
- We were winners of the **2022/2023 Americas Property Award**, one of the most renowned Architecture and Design awards in the world, in the Mixed Used Architecture category with the modules of Cidade de Deus (International Property Media).
- Ágora was featured in the **47th Creation Club Yearbook**, in the Digital Technique/Art Direction category, with the production of Ágora Branding. The work encompasses the construction of the brand and visual identity (Creation Club).
- Bradesco was selected, for the 18th consecutive time, to integrate the portfolio of the **B3 Corporate Sustainability Index**, being highlighted among financial institutions and in the 8th position in the overall ranking of the participating companies. Created in 2005, ISE highlights publicly traded companies with best practices in governance, environmental sustainability and social responsibility.

ACKNOWLEDGMENTS

The results achieved in 2022, in an intense macroeconomic environment, reinforce the productive work we have developed throughout the year. They also reflect the consonance between teams to move in the same direction. For the results obtained, we appreciate the constant support and trust of our shareholders and clients, as well as our employees and other associates, who play a key role in our existence and endurance.

Cidade de Deus, February 9, 2023

Board of Directors and Board of Executive Officers

Statements of Financial Position

	Note	On December 31, 2022	On December 31, 2021
			R$ thousand
Assets			
Cash and due from banks	5	**20,548,372**	**21,284,330**
Financial instruments		**1,665,001,949**	**1,540,106,149**
- Interbank investments	6a	122,479,579	83,361,149
- Compulsory deposits with the Brazilian Central Bank	7a	101,973,384	87,317,302
- Securities	8b	712,537,190	688,022,963
- Derivative financial instruments	9b	16,258,496	22,184,725
- Loans	10a	543,270,854	509,982,031
- Other financial instruments	11	168,482,446	149,237,979
Leases	10a	**3,574,170**	**3,283,723**
Expected credit loss associated with credit risk		**(57,740,555)**	**(45,107,224)**
- Loans		(51,703,525)	(42,228,881)
- Leases		(45,795)	(57,535)
- Other receivables		(5,991,235)	(2,820,808)
Deferred income tax assets	33c	**91,519,016**	**85,766,298**
Investments in associates and jointly controlled entities	12a	**9,042,041**	**7,594,244**
Premises and equipment	13	**20,965,376**	**20,829,752**
Intangible assets	14b	**42,225,480**	**36,327,645**
Accumulated depreciation and amortization		**(39,280,577)**	**(36,153,007)**
- Premises and equipment	13	(13,089,209)	(11,762,059)
- Intangible assets	14b	(26,191,368)	(24,390,948)
Other assets	15	**26,600,909**	**23,690,916**
Accumulated impairment of non-financial assets		**(3,131,714)**	**(3,957,258)**
Total assets		**1,779,324,467**	**1,653,665,568**

Liabilities			
Deposits and other financial liabilities		**1,229,646,750**	**1,144,344,330**
- Deposits from banks	16	281,948,038	279,009,280
- Deposits from customers	17	590,682,206	569,726,250
- Securities issued	18	222,257,328	166,228,542
- Subordinated debts	19a	52,241,332	54,451,077
- Derivative financial instruments	9b	13,341,324	14,265,283
- Other financial liabilities	20	69,176,522	60,663,898
Provisions		**359,977,830**	**329,539,547**
- Technical provisions for insurance and pension plans	21a I	324,024,070	292,860,356
- Other reserves	21b	35,953,760	36,679,191
Deferred tax liabilities	33e	**5,707,023**	**5,595,140**
Other liabilities	23	**28,991,650**	**26,351,585**
Total liabilities		**1,624,323,253**	**1,505,830,602**
Shareholders' equity			
Capital		87,100,000	83,100,000
Treasury shares		(224,377)	(666,702)
Capital reserves		11,441	11,441
Profit reserves	24c	73,564,208	67,670,900
Other comprehensive income		(6,188,049)	(2,994,628)
Equity attributable to shareholders of the parent		**154,263,223**	**147,121,011**
Non-controlling shareholders	25	**737,991**	**713,955**
Total equity		**155,001,214**	**147,834,966**
Total equity and liabilities		**1,779,324,467**	**1,653,665,568**

The accompanying Notes are an integral part of these Consolidated financial statements.

Income Statements

	Note	6 month period ended December 31	Year ended on December 31	R$ thousand
		2022	2022	2021
Revenue from financial intermediation		**91,931,453**	**181,936,553**	**119,550,564**
- Loans		55,080,851	104,728,044	77,982,972
- Leases		276,719	488,166	249,743
- Net gain or (loss) with securities and interbank investments	9fIII	31,745,792	61,023,537	29,252,081
- Net gain or (loss) from derivative financial instruments	9e	1,501,917	3,688,786	(708,716)
- Financial income from insurance, pension plans and capitalization bonds		2,428,327	5,178,221	8,928,812
- Foreign exchange income	11a	(461,780)	2,766,409	3,160,195
- Reserve requirement	7b	4,676,756	8,229,309	3,105,504
- Sale or transfer of financial assets		(3,317,129)	(4,165,919)	(2,420,027)
Expenses from financial intermediation		**(57,520,142)**	**(104,123,517)**	**(46,046,477)**
- Retail and professional market funding	16e	(54,755,615)	(97,560,727)	(39,486,758)
- Borrowing and on-lending	16d	(2,764,527)	(6,562,790)	(6,559,719)
Net revenue from financial intermediation		**34,411,311**	**77,813,036**	**73,504,087**
Expected Credit Loss Associated with Credit Risk expense		**(18,343,392)**	**(31,482,731)**	**(15,428,110)**
- Loans		(14,838,945)	(28,095,299)	(14,876,745)
- Leases		3,851	10,829	10,862
- Other receivables		(3,508,298)	(3,398,261)	(562,227)
Gross income from financial intermediation		**16,067,919**	**46,330,305**	**58,075,977**
Net other operating income (expenses)		**(11,679,616)**	**(22,984,711)**	**(27,343,225)**
- Fee and commission income	26	10,577,787	20,894,566	19,533,234
- Income from banking fees	26	3,755,426	7,626,446	7,996,001
- Other income from insurance, pension plans and capitalization bonds	21aIII	4,066,678	7,460,844	5,191,325
- Personnel expenses	27	(11,393,390)	(21,939,379)	(20,180,958)
- Other administrative expenses	28	(11,487,043)	(21,621,492)	(19,695,895)
- Tax expenses	29	(3,773,645)	(7,565,683)	(6,828,457)
- Share of profit (loss) of associates and jointly controlled entities	12a	734,680	1,402,543	864,135
- Other operating income	30	7,107,405	14,193,415	7,703,088
- Other operating expenses	31	(10,109,566)	(21,226,456)	(19,319,736)
- Provision (expenses)/reversals		(1,157,948)	(2,209,515)	(2,605,962)
- Labor		(423,116)	(906,488)	(1,044,511)
- Tax/Civil		(189,801)	(530,622)	(1,382,731)
- Others		(545,031)	(772,405)	(178,720)
Operating profit/(loss)		**4,388,303**	**23,345,594**	**30,732,752**
Non-operating income/(expense)	32	**65,751**	**548,006**	**(237,103)**
Income before income tax and non-controlling interest		**4,454,054**	**23,893,600**	**30,495,649**
Income taxes	33	2,309,570	(2,927,922)	(8,341,479)
Non-controlling interests in subsidiaries		(115,968)	(233,506)	(208,482)
Net income		**6,647,656**	**20,732,172**	**21,945,688**
Net income attributable to shareholders:				
Shareholders of the parent	34a	6,647,656	20,732,172	21,945,688
Non-controlling shareholders		115,968	233,506	208,482
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):				
- Earnings per common share	24fI	0.88	1.85	1.96
- Earnings per preferred share	24fI	0.96	2.04	2.15

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Comprehensive Income

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Net income for the period/year	6,647,656	20,732,172	21,945,688
Non-controlling shareholders	115,968	233,506	208,482
Net income for the period attributable to shareholders of the parent	6,763,624	20,965,678	22,154,170
Net income for the period attributable to shareholders of the parent and non-controlling shareholders	427,385	(3,309,238)	(8,694,356)
Securities available for sale	129,625	(3,248,967)	(8,275,592)
- Own and Subsidiaries	(365,973)	(6,168,391)	(13,733,385)
- Associates and jointly controlled entities	618,265	667,085	(174,607)
- Tax effect	(122,667)	2,252,339	5,632,400
Cash flow hedge	523,255	(108,814)	(502,595)
Hedge of investment abroad	(26,993)	142,459	(234,981)
Tax effect	(222,628)	(18,784)	337,919
Exchange differences on translations of foreign operations	24,126	(75,132)	(19,107)
Items that cannot be reclassified to the income statement	115,799	115,817	73,830
Actuarial valuation	115,799	115,817	73,830
Total other comprehensive income	543,184	(3,193,421)	(8,620,526)
Comprehensive income for the period/year	7,306,808	17,772,257	13,533,644
Attributable to shareholders:			
Shareholders of the parent	7,190,840	17,538,751	13,325,162
Non-controlling shareholders	115,968	233,506	208,482

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Changes in Shareholders' Equity

R$ thousand

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of treasury shares	-	-	-	(440,514)	-	440,514	-	-
Acquisition of treasury shares	-	-	-	-	-	(666,702)	-	(666,702)
Asset valuation adjustments (1)	-	-	-	-	(8,620,526)	-	-	(8,620,526)
Net income	-	-	-	-	-	-	21,945,688	21,945,688
Allocations:								
- Reserves	-	-	1,097,285	11,608,314	-	-	(12,705,599)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(7,240,089)	(7,240,089)
- Dividends paid	-	-	-	-	-	-	(2,000,000)	(2,000,000)
Balance on December 31, 2021	83,100,000	11,441	11,548,007	56,122,893	(2,994,628)	(666,702)	-	147,121,011
Balance on December 31, 2021	83,100,000	11,441	11,548,007	56,122,893	(2,994,628)	(666,702)	-	147,121,011
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of treasury shares	-	-	-	(666,702)	-	666,702	-	-
Acquisition of treasury shares	-	-	-	-	-	(224,377)	-	(224,377)
Asset valuation adjustments (1)	-	-	-	-	(3,193,421)	-	-	(3,193,421)
Net income	-	-	-	-	-	-	20,732,172	20,732,172
Allocations:								
- Reserves	-	-	1,036,608	9,523,402	-	-	(10,560,010)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(10,172,162)	(10,172,162)
- Dividends paid	-	-	-	-	-	-	-	-
Balance on December 31, 2022	87,100,000	11,441	12,584,615	60,979,593	(6,188,049)	(224,377)	-	154,263,223
Balance on June 30, 2022	87,100,000	11,441	12,252,233	60,071,364	(6,731,233)	-	-	152,703,805
Acquisition of treasury shares	-	-	-	-	-	(224,377)	-	(224,377)
Asset valuation adjustments (1)	-	-	-	-	543,184	-	-	543,184
Net income	-	-	-	-	-	-	6,647,656	6,647,656
Allocations:								
- Reserves	-	-	332,382	908,229	-	-	(1,240,611)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(5,407,045)	(5,407,045)
Balance on December 31, 2022	87,100,000	11,441	12,584,615	60,979,593	(6,188,049)	(224,377)	-	154,263,223

(1) Includes the effects of exchange variation related to the conversion of investments abroad.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Cash Flow

	6 month period ended December 31	Year ended on December 31	
R$ thousand	2022	2022	2021
Cash flow from operating activities:			
Income/(Loss) before income taxes and non-controlling interests	**4,454,054**	**23,893,600**	**30,495,649**
Adjustments for:	**28,282,425**	**44,533,111**	**12,028,996**
- Effect of changes in exchange rates on cash and cash equivalents	(213,458)	(892,293)	(3,475,438)
- Expected credit loss associated with credit risk	18,343,392	31,482,731	15,428,110
– Depreciation and amortization	2,695,366	5,257,065	5,685,796
- Constitution/Reversion impairment losses of assets	24,189	(2,758,126)	984,116
- Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	1,182,266	2,874,896	3,888,464
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	14,083,461	29,163,334	13,192,413
- Share of profit (loss) of associates and jointly controlled entities	(734,680)	(1,402,543)	(864,135)
- (Gain)/Loss on Investments	(71,756)	(422,188)	(15,366)
- (Gain)/loss on sale of fixed assets	3,363	(12,649)	228,971
- (Gain)/loss on sale of non-financial assets held for sale	(71,451)	(228,130)	(239,499)
- Foreign exchange variation from other assets and liabilities overseas	(6,958,267)	(18,528,986)	(22,784,436)
(Increase)/Decrease in assets	**(37,804,738)**	**(41,843,969)**	**(156,276,117)**
- Interbank investments	873,830	8,415,276	(9,087,880)
- Compulsory deposits with the Brazilian Central Bank	(16,522,018)	(14,656,082)	(3,559,769)
- Trading securities and derivative financial instruments	8,111,316	38,503,095	(23,272,787)
- Loans and leases	(24,985,311)	(52,311,075)	(80,640,794)
- Deferred tax assets	783,016	(2,439,208)	(3,071,269)
- Other assets	(2,163,170)	(1,754,264)	2,452,589
- Other financial instruments	(3,902,401)	(17,601,711)	(39,096,207)
(Increase)/Decrease in liabilities	**16,969,038**	**13,242,411**	**21,484,850**
- Deposits and other financial liabilities	24,803,731	26,598,374	37,807,673
- Deferred taxes	(96,432)	(6,129,550)	(8,343,448)
- Provisions	454,424	(1,599,947)	(7,826,736)
- Other liabilities	(4,383,402)	3,666,471	6,555,097
- Income tax and social contribution paid	(3,809,283)	(9,292,937)	(6,707,736)
Net cash provided by/(used in) operating activities	**11,900,779**	**39,825,153**	**(92,266,622)**
Cash flow from investing activities:			
Proceeds from maturity of and interest on held-to-maturity securities	10,435,820	32,482,673	29,200,839
Proceeds from sale of/maturity of and interest on available-for-sale securities	93,360,330	193,245,210	163,623,978
Proceeds from sale of non-financial assets held for sale	207,966	442,888	608,200
Sale of investments	61,970	61,970	62,327
Investment acquisitions	-	-	(293,793)
Proceeds from sale of property and equipment	388,657	596,414	528,602
Acquisition of subsidiaries, net of cash and cash equivalents received	-	(623,966)	(183,172)
Purchases of available-for-sale securities	(107,259,057)	(223,621,649)	(216,527,237)
Purchases of held-to-maturity securities	-	(10,599,561)	(4,305,008)
Purchase of premises and equipment	(935,487)	(2,440,639)	(1,156,867)
Intangible asset acquisitions	(5,025,612)	(8,016,895)	(3,041,806)
Dividends and interest on shareholders' equity received	199,312	720,069	763,698
Net cash provided by/(used in) investing activities	**(8,566,101)**	**(17,753,486)**	**(30,720,239)**
Cash flow from financing activities:			
Securities issued	44,945,096	101,692,599	105,221,591
Settlement and interest payments of securities issued	(25,626,248)	(64,795,895)	(92,274,643)
Funds from subordinated debt issued	1,721,300	9,796,000	9,130,200
Settlement and interest payments of subordinated debts	(7,211,286)	(18,768,306)	(11,165,628)
Interest on Shareholders' Equity/Dividends Paid	(1,007,546)	(3,656,763)	(9,914,297)
Non-controlling interest	(69,981)	(209,470)	(253,768)
Acquisition of treasury shares	(224,377)	(224,377)	(666,702)
Net cash provided by/(used in) financing activities	**12,526,958**	**23,833,788**	**76,753**
Net increase/(decrease) in cash and cash equivalents	**15,861,636**	**45,905,455**	**(122,910,108)**
Cash and cash equivalents - at the beginning of the period	102,108,973	71,386,319	190,820,989
Effect of changes in exchange rates in cash and cash equivalents	213,458	892,293	3,475,438
Cash and cash equivalents - at the end of the period	118,184,067	118,184,067	71,386,319
Net increase/(decrease) in cash and cash equivalents	**15,861,636**	**45,905,455**	**(122,910,108)**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Added Value

Description	6 month period ended December 31		Year ended on December 31			
						R$ thousand
	2022	%	2022	%	2021	%
1 – Revenue	**88,732,749**	**438.6**	**179,470,165**	**328.6**	**124,955,666**	**212.7**
1.1) Financial intermediation	**91,931,453**	**454.4**	**181,936,553**	**333.2**	**119,550,564**	**203.5**
1.2) Fees and commissions	**14,333,213**	**70.8**	**28,521,012**	**52.2**	**27,529,235**	**46.9**
1.3) Expected Credit Loss Associated with Credit Risk expenses	**(18,343,392)**	**(90.7)**	**(31,482,731)**	**(57.6)**	**(15,428,110)**	**(26.3)**
1.4) Other	**811,475**	**4.0**	**495,331**	**0.9**	**(6,696,023)**	**(11.4)**
2 – Financial intermediation expenses	**(57,520,142)**	**(284.3)**	**(104,123,517)**	**(190.7)**	**(46,046,477)**	**(78.4)**
3 – Inputs acquired from third parties	**(9,019,294)**	**(44.6)**	**(16,881,681)**	**(30.9)**	**(15,350,294)**	**(26.1)**
Outsourced services	(2,812,231)	(13.9)	(5,282,111)	(9.7)	(5,040,190)	(8.6)
Data processing	(1,177,227)	(5.8)	(2,160,503)	(4.0)	(2,248,464)	(3.8)
Communication	(527,540)	(2.6)	(1,101,727)	(2.0)	(1,253,156)	(2.1)
Asset maintenance	(731,395)	(3.6)	(1,405,984)	(2.6)	(1,304,469)	(2.2)
Financial system services	(896,274)	(4.4)	(1,561,041)	(2.9)	(1,142,628)	(1.9)
Advertising and marketing	(1,043,636)	(5.2)	(1,870,379)	(3.4)	(1,340,104)	(2.3)
Security and surveillance	(289,801)	(1.4)	(582,261)	(1.1)	(581,656)	(1.0)
Transport	(399,579)	(2.0)	(780,222)	(1.4)	(703,416)	(1.2)
Material, water, electricity and gas	(213,468)	(1.1)	(472,124)	(0.9)	(465,843)	(0.8)
Travel	(63,327)	(0.3)	(91,414)	(0.2)	(33,982)	(0.1)
Other	(864,816)	(4.3)	(1,573,915)	(2.9)	(1,236,386)	(2.1)
4 – Gross added value (1-2-3)	**22,193,313**	**109.7**	**58,464,967**	**107.1**	**63,558,895**	**108.2**
5 – Depreciation and amortization	**(2,695,366)**	**(13.3)**	**(5,257,065)**	**(9.6)**	**(5,685,796)**	**(9.7)**
6 – Net added value produced by the entity (4-5)	**19,497,947**	**96.4**	**53,207,902**	**97.4**	**57,873,099**	**98.5**
7 – Added value received through transfer	**734,680**	**3.6**	**1,402,543**	**2.6**	**864,135**	**1.5**
Share of profit (loss) of associates and jointly controlled companies	734,680	3.6	1,402,543	2.6	864,135	1.5
8 – Added value to distribute (6+7)	**20,232,627**	**100.0**	**54,610,445**	**100.0**	**58,737,234**	**100.0**
9 - Added Value Distribution	**20,232,627**	**100.0**	**54,610,445**	**100.0**	**58,737,234**	**100.0**
9.1) Personnel	**9,980,137**	**49.3**	**19,115,786**	**35.0**	**17,655,874**	**30.1**
Salaries	5,661,755	28.0	10,998,825	20.1	10,247,413	17.4
Benefits	2,908,434	14.4	5,374,231	9.8	4,600,686	7.8
Government Severance Indemnity Fund for Employees (FGTS)	462,148	2.3	900,528	1.6	874,555	1.5
Other	947,800	4.7	1,842,202	3.4	1,933,220	3.3
9.2) Tax, fees and contributions	**2,877,329**	**14.2**	**13,317,199**	**24.4**	**17,695,020**	**30.1**
Federal	2,306,501	11.4	12,134,839	22.2	16,245,521	27.7
State	1,869	-	3,146	-	17,315	-
Municipal	568,959	2.8	1,179,214	2.2	1,432,184	2.4
9.3) Remuneration for providers of capital	**611,538**	**3.0**	**1,211,783**	**2.2**	**1,232,170**	**2.1**
Rental	611,118	3.0	1,211,012	2.2	1,225,394	2.1
Asset leases	420	-	771	-	6,776	-
9.4) Added Value distributed to shareholders	**6,763,623**	**33.4**	**20,965,677**	**38.4**	**22,154,170**	**37.7**
Interest on shareholders' equity	5,407,044	26.7	10,172,161	18.6	9,240,089	15.7
Retained earnings	1,240,611	6.1	10,560,010	19.3	12,705,599	21.6
Non-controlling interests in retained earnings	115,968	0.6	233,506	0.4	208,482	0.4

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) OPERATIONS

Banco Bradesco S.A. (Bradesco or Organization) is a private-sector publicly traded company and universal bank, it's headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that the entity has control over, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Statements.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly-controlled companies is presented in investments (Note 12) and intangible assets (Note 14a). The foreign exchange variation from foreign branches and investments is presented, in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings as these are the instruments used to hedge the exchange variation produced by the Organization's investments abroad.

Separately and in addition to these consolidated financial statements, the Organization has prepared consolidated financial statements in accordance with IFRS as issued by the IASB, as provided for in article 77 of CMN Resolution No. 4,966/22, which are being released separately on the same date.

These consolidated financial statements were prepared in accordance with the rules applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen) for the preparation of financial statements, these include CMN Resolution No. 4,818/20 and BCB Resolution No. 2/20, including the guidelines issued by the No. 4,595/64 (National Financial System Law) and No. 6,404/76 (Corporate Law), as amended by Laws No. 11,638/07 and No. 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

Management declares that all relevant information required to be presented in these consolidated financial statements, and only such information, is being disclosed, and corresponds to the information used by it in the management of the Organization.

The consolidated financial statements include estimates and assumptions, such as: the calculation of expected credit loss associated with credit risk; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated financial statements were approved by the Board of Directors on February 9, 2023.

a) Consolidation

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A. (1)	São Paulo - Brazil	Digital Bank	100.00%	50.01%	100.00%	50.01%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - México	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco BAC Florida Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Atlântica Companhia de Seguros (6)	Rio de Janeiro - Brazil	Insurance	-	100.00%	-	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (7) (8)	São Paulo - Brazil	Dental care	51.40%	50.01%	51.40%	50.01%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2)	New York - United States	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (9)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) In February 2022, due to the acquisition of the 50% interest, Bradesco now holds 100% of the company's interest;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) Company merged by Bradesco Auto R/E in May 2022;
(7) Accounting information used with date lag of up to 60 days;
(8) Increase in the percentage of interest related to the Split/Cancellation of Treasury Shares occurred in April 2022; and
(9) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

b) Investment Aquisition

On February 25, 2022, the Organization, through its subsidiary, Bradescard Elo Participações S.A. (Bradescard Elo), concluded the acquisition of 49.99% of the share capital of Banco Digio. For the acquisition, Bradescard Elo paid the amount of R$645 million, following which the Organization holds 100% of Digio's capital stock.

Bradesco obtained approval for the acquisition of Digio by CADE (Administrative Defense Council) on November 24, 2021 and by BACEN (Banco Central do Brasil) on February 04, 2022.
Bradesco paid R$645,060 thousand for this acquisition, initially determining a goodwill of R$376,258 thousand. A specialized and independent company was hired to prepare the purchase price allocation study ("PPA"), establishing the initial allocation of the fair value of the assets acquired and liabilities assumed by Digio, as well as the measurement of the fair value of the interest held prior to the date of such acquisition. The final allocation may undergo changes and improvements until the completion of the study, which is estimated to take up to 12 months from the date of the respective acquisition.

Therefore, below we present the assets and liabilities consolidated by Bradesco:

	R$ thousand
	On February 25, 2022
Cash and due from banks	41,614
Financial instruments	3,420,257
Expected credit loss associated with credit risk	(337,216)
Deferred income tax assets	398,493
Premises and equipment	2,043
Intangible assets	259,928
Depreciation and amortization	(22,677)
Other assets	363,787
Total assets	**4,126,229**

	R$ thousand
	On February 25, 2022
Deposits and other financial liabilities	3,268,274
Provisions	34,702
Deferred income tax liabilities	32,587
Other liabilities	176,124
Total liabilities	**3,511,687**
Shareholders' equity (1)	**614,542**
Total liabilities and Shareholders' equity	**4,126,229**

(1) Balance eliminated with investment.

3) SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the consolidated financial statements are presented below:

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian *reais*, which is also Bradesco's functional currency. Real is the functional currency for all Foreign branches and subsidiaries, except for Bradescard México, sociedad de Responsabilidad Limitada where the functional currency is Mexican Pesos and Bradesco BAC Florida Bank where the functional currency is US Dollar.

Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, therefore, these investments are adjusted pursuant to the accounting practices in Brazil and converted into *reais* according to the exchange rate of the local currency on the closing date. Foreign currency translation gains and losses arising are recognized in the period's income statement in the lines "Derivative Financial Instruments" and "Borrowing and On-lending". The effects of conversion of foreign investments with a functional currency other than Real are recorded in Equity under the Asset valuation adjustments caption.

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and expenses are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, except health insurance, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the income statement at the beginning of the risk exposure, based on expected final terms.

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income statement in proportion to the recognition of the premium earned.

Agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Asset management fee income is appropriated to the income statement on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the income statement as incurred.

In January 2022, BCB Resolution No. 120, which revoked art. No. 8 of BCB Circular No. 2,381/1993, which established that revenues from management fees for consortium groups should be recorded at the administrator on a cash basis, so that in the first half of 2022 these revenues began to be calculated on an accrual basis.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by the Organization to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d) Financial instruments

i. Interbank investments

Interbank deposits are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation provisions, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

ii. Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the income statement for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the income statement only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the income statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations,

pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and hierarchy of securities are presented in Note 8.

iii. Impairment of securities

The balances of the securities classified in the securities available for sale and securities held to maturity categories are reviewed to determine whether there is any indication of impairment loss.

When an impairment loss is identified, the Organization recognizes an expense in the income statement for the year. This occurs when the book value of the asset exceeds its recoverable value.

In order to calculate the recoverable amount, the estimate of loss is made by models using observable data or by judgment based on the experience of the Organization.

The composition of Impairment for Securities is presented in Note 8c.

iv. Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Organization's own needs to manage its global exposure, as well to meet customer requests, in order to manage their positions.

The transactions are recorded at their fair value considering the fair value models and methodologies adopted by Organization, and their adjustment is recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature as:

Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities that are the object of the hedge, are recognized in the income statement;

Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income statement; and

Hedge of net investment in foreign operations: the financial instruments classified in this category are intended to hedge the foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in the income statement for the period.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) valuation of fair value of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is presented in Note 9.

e) Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to the contracts, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in memorandum accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

As permitted by Resolution No. 4,803/20 issued by CMN, amended by Resolution No. 4,855/20, loans renegotiated in the period from March 1 to December 31, 2020 may be maintained at the same level as they were classified on February 29, 2020, except: (a) operations with a delay of 15 days or more on February 29, 2020; and (b) transactions with evidence of the counterparty's inability to honor the obligation under the new conditions agreed.

Considering the provisions of the CMN Resolution No. 4,846/20, for loans in the scope of the Emergency Employment Support Program (PESE) the provision is being calculated only on the portion of the loan whose risk is assumed by the Organization, the amount of the provision related to each risk level is presented in Note 10.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in memorandum accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provision for expected credit loss associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of all loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and Statement of Financial Position accounts for the expected credit loss associated with credit risk are presented in Note 10.

f) Income tax and social contribution

Deferred tax assets, calculated on carry-forward income tax and social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes liabilities".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income (CSLL) for financial, insurance and similar companies is calculated at the rate of 15% and 9% for other companies. In November 2019, Constitutional Amendment No. 103 was enacted, establishing in article 32, the increase in the CSLL rate of the "Banks" from 15% to 20%, effective as of March 2020.

On April 28, 2022, Provisional Measure No. 1,115 ("MP") was published, converted into Law No. 14,446, on September 19, 2022, which increased the social contribution rate on the Net Income of the insurance and financial sectors by one percentage point, during the period from August 1, 2022 to December 31, 2022.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

g) Investments

i. Acquisition of investments

Investments are recognized at the acquisition cost, broken down into: I - cost of the net assets acquired in accordance with accounting rules applicable to financial instutitions authorized to operate by Bacen; and II - goodwill or negative goodwill on the acquisition of the investment, which is the difference between the acquisition cost and the book value of the net assets acquired.

For Investments acquired from 2022 onwards, the accounting record will be carried out at the acquisition value, segregating the following items:

I – book value of shareholders' equity; II – difference between fair value and book value of assets and liabilities, if any; III – identifiable assets and reliably measurable assumed liabilities, not recorded in the investee's accounting; and IV – premium for expected future profitability (goodwill), if any.

ii. Associates, Jointly Controlled Entities and Subsidiaries

Investments in associated companies, with significant influence, subsidiaries and joint ventures are accounted for using the equity method.

The amount of goodwill based on expected future profitability (goodwill) for affiliated companies and jointly controlled companies is presented together with the respective Investment, while for controlled companies it is presented in Intangible assets.

In the consolidated financial statements, the assets, liabilities, shareholders' equity, income, expenses and cash flows of subsidiaries are consolidated at their book value.

The composition of unconsolidated and jointly controlled companies is presented in Note 12.

h) Premises and equipment

Corresponds to rights relating to tangible assets used in the Organization's operations.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation are presented in Note 13.

i) Intangible assets

Corresponds to acquired rights that have as object intangible assets:

- Acquisition of rights to provide banking services: they are recognized at cost and amortized over the period in which the asset will contribute, directly or indirectly, to future cash flows and adjusted for impairment, where applicable;

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life, from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits; and

- Goodwill on acquisition of investments: is recorded at the amount by which the purchase price exceeds the book value of the net assets acquired and is amortized over the estimated time during which the asset is expected to contribute, directly or indirectly, to future cash flow. For Investments acquired from 2022, goodwill for expected future profitability (goodwill) must be recorded at the positive difference between the acquisition price and the fair value of the identifiable assets less the fair value of the liabilities assumed by the investee on the date- basis of the operation, calculated based on the proportion of the interest acquired in the capital of the investee over the value of the subsidiary's shareholders' equity adjusted on that date. Goodwill is amortized over the expected period for realizing its future economic benefits and also adjusted for impairment.

Intangible assets and the movement in these balances by class are presented in Note 14.

j) Other assets

Other assets are classified:

- Taxes to be offset: referring to income tax and social contribution credits from previous years and prepayments not offset in the same year;

- Prepaid expenses: represent the application of resources in prepayments, whose rights to benefits or provision of services will occur in future periods, being recorded in income on an accrual basis. Costs incurred that are related to corresponding assets, which will generate revenue in subsequent periods, are appropriated to profit or loss according to the terms and amounts of expected benefits and written off directly from profit or loss when the corresponding assets and rights are no longer part of the institution's assets. or when future benefits are no longer expected;

- Non-financial assets held for sale: referring to assets received in settlement of financial instruments of difficult or questionable solution not intended for own use and assets for own use that will be realized by their sale, which are available for immediate sale and that their disposal is highly probable within one year. Goods received are recorded at the lower of: the fair value of the good, net of selling expenses and the gross book value of the respective financial instrument of difficult or questionable solution. Own assets are recorded at the lower of: the fair value of the asset, net of selling expenses and its book value, net of provisions for impairment losses and accumulated depreciation or amortization; and

- Investment properties: are properties held to earn rental income or for capital appreciation, for both or for purposes not yet determined, but not for use in the production or supply of products or services or for administrative purposes. Investment properties are recorded at cost of acquisition, formation or construction, less accumulated depreciation, calculated using the straight-line method at rates that take into account the estimated economic useful life of the assets. The estimated useful life of investment properties is reviewed periodically.

Additionally, in other assets, items of lesser materiality are also shown, in an agglutinated manner.

The breakdown of Other Assets is presented in Note 15.

k) Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess of the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments by expectation of future profitability (goodwill), for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate

before taxes that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l) Deposits and other financial liabilities

i. Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at cost plus, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is presented in Notes 16, 17, 18 and 19.

ii. Funding expenses

In fundraising operations through the issuance of bonds and securities, the associated expenses are appropriated to income according to the term of the operation and shown as a reduction in the corresponding liability, the composition of the respective balances of these fundings are presented in Note 16e.

m) Provisions

i. Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):
  - The provision for unearned premiums (PPNG) is calculated on a pro rata basis, based on premiums, corresponding to the unexpired risk period of insurance contracts, except for health insurance. The portion of this provision, corresponding to the estimate for risks in force but not issued, is constituted in the 'PPNG-RVNE';
  - The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;
  - The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;
  - For health insurance, the mathematical reserve for unvested benefits (PMBaC) uses a discount rate of 4.9% (3.6% on December 31, 2021) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

- For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 4.9% (3.6% on December 31, 2021) per annum;

- The reserve for events incurred but not reported related to health insurance (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the monthly run-off triangles that consider that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence and according to calculation criteria defined by ANS for claims notified by "Sistema único de Saúde – SUS";

- For health insurance, the provision for events that occurred and were not notified in the SUS (PEONA-SUS) is calculated based on the estimate of the amount of events/claims originating in the Unified Health System (SUS), that have occurred and that have not been warned. The calculated amount is reported monthly on the institutional website of the National Supplementary Health Agency (ANS), with 100% being adopted by Bradesco Saúde. The constitution of this type of provision is supported by Normative Resolution No. 442/18 in force;

- For Casualty Insurance, the IBNR (reserve for incurred but not reported claims) and IBNER (reserve for events incurred but not reported) provisions are recorded, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of incurred but not reported' claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 half-year periods, to establish a future projection per period of occurrence. A residual tail study is carried out to project the claims notified after 10 half-year periods of the occurrence date;

- The provision of events / claims to be settled (PESL) for health insurance, takes into account all claims notices received up to the balance sheet date, includes claims under litigation and related costs, monetarily restated by the IPCA;

- The reserve for unsettled claims (PSL) for life insurance and Property and Casualty line of business, consider the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims. These amounts are net of the related salvage values (applicable only for Property and Casualty line of business);

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for policies with technical surplus;

- The allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- For Property and Casualty insurance, the allocated loss adjustment expenses reserve (ALAE) is calculated on a monthly basis to cover the expenses related to the regulation of reported claims, paid or not;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The supplementary provision for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As at the reporting date, no supplementary provision for coverage was recognized;

- The supplementary provision for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates, and forward interest rate curves (ETTJ) free from risk as elaborated by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as “held to maturity”, as required by SUSEP Circular No. 648/2021 and subsequent changes;

- The Provision for Insufficient Payments (PIC), for health insurance, aims to determine the insufficient payments/premiums to cover events/claims to occur, when verified, being calculated based on the methodology defined in Technical Note Actuarial, base date March 2022. The calculation takes into account: (i) the FIC (Insufficient Consideration Factor), obtained through the ratio between indemnifiable events, plus administrative and marketing expenses on the effective considerations (directly linked to the operation); and (ii) all medical-hospital contracts in the pre-established price modality, segmented between individual and collective (by adhesion and other), within one year, from the calculation base date, overdue more than one month. For the type of contracting of individual/family plans, the calculation of the FIC will include the period of 24 months prior to the month of calculation and for the Types of Collective Contracting by Adhesion and Other Collectives, 36 months will be considered, a period necessary to reduce the impact of short-term trends and seasonality. The constitution of this provision became mandatory from the year 2021, being supported by Normative Resolution No. 442/18, of ANS; and

- Other technical provisions OPT-PIP (Premium Insufficiency Provision) are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 4.9% (3.6% on December 31, 2021) per annum.

- Note: For the individual health portfolio, when the Insufficiency of Considerations Provision (PIC) - is calculated, it will be subtracted from the amount of Assume this is referring to the provision above (OPT-PIP). The PIC is a short-term provision established and calculated using an internal methodology.

• Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued is designated PPNG-RVNE;

- The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, it represents the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The mathematical reserve for vested benefits (PMBC), is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

- The supplementary provision for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semi-annually using statistical and actuarial methods based on certain assumptions including the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ) free from risk and elaborated by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The liability adequacy test result must be offset by the portion corresponding to the difference between the fair value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular No. 648/2021 and subsequent changes;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 half-year periods for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The change in technical provisions due to the performance of the FIEs and the inflation and interest indexation of technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

- Capitalization bonds:

  - The mathematical reserve for capitalization bonds (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

  - The reserve for redemption (PR) comprises the values of matured and early terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

  - The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;

  - The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement;

  - The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds; and

  - The Supplementary Provision for Draws (PCS) is constituted to complement the Reserve for Draws to be carried out, being used to cover any insufficiencies related to the expected value of the Draws to be carried out.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 21.

i. Provisions, contingent assets and liabilities and legal obligations

The recognition, measurement and disclosure of provisions, contingent assets and liabilities and also legal obligations are carried out in accordance with the criteria established by CPC 25 - Provisions, Contingent Liabilities and Contingent Assets, approved by CMN Resolution 3,823/09, by CVM Resolution No. 72/22 and in accordance with Circular Letter No. 3,429/10, as follows:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Organization. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more

uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax and Social Security Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 22.

n) Employee benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,877/20.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the accounting standard.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the Income Statement.

Details on employee benefits are presented in Note 37.

o) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 38.

p) Non-recurring net income

Non-recurring net income is the net income that is related to the atypical activities of the Organization and is not expected to occur with frequency in future years. Recurring net income corresponds to typical activities of the Organization and is expected to occur frequently in future years. Non-recurring net income are presented in Note 38b.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next fiscal year, in which the best premises are determined according to the applicable standard.

Such estimates and judgments are continually assessed and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year, with the possibility of the effective results being different to those established previously, are disclosed below and are related to the following notes:

Accounting estimates and judgments	Note
• Fair value of financial instruments	8, 9, 36 and 38a
• Expected credit loss associated with credit risk	10
• Impairment of securities	8
• Impairment of intangible assets, premises and equipment and goodwill	14
• Income taxes	33
• Technical provisions for insurance	22
• Provisions and contingencies	22

I. Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets classified as trading, including derivatives, and financial assets classified as available for sale. The fair value of a financial instrument corresponds to the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information that is significant to the fair value measurement. For instruments classified as Level 3, Bradesco uses a significant amount of judgment to determine the fair value. The judgments are based on knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying judgment, the Organization analyzes a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in

modeling processes or with third parties. Based on these factors, Bradesco determined whether fair values are observable in active markets or if markets are inactive.

The imprecision of the estimate of unobservable market information can impact the gain or loss that is recorded for a given position. Furthermore, although the Organization believes that the valuation methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

II. Expected credit loss associated with credit risk

The measurement of the expected credit loss associated with credit risk requires the use of quantitative models and assumptions about the future economic conditions and credit behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss associated with credit risk associated with credit risk, such as:

- Determining the criteria for the classification of credit operations;
- Selecting quantitative models and suitable assumptions; and
- Grouping together similar loan operations.

The process of determining the amout of expected credit loss associated with credit risk requires estimates and the use of judgment.

III. Impairment of financial assets

The measurement of the impairment of financial assets requires the use of complex quantitative models and assumptions about future economic conditions, credit behavior and their guarantees.

Several significant judgments are also required to apply the accounting requirements for the measurement of the impairment, such as:

- Determining the criteria to measure the value of the guarantees related to each security;
- Selecting quantitative models and assumptions suitable for the measurement of the impairment; and
- Establishing different prospective scenarios and their assumptions.

The process to determine impairment requires estimates and the use of judgment and it is possible that actual losses shown in subsequent periods will differ from those calculated in accordance with current estimates and assumptions.

IV. Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the book value of intangible assets and goodwill (including goodwill identified in the acquisition of affiliates and jointly controlled entities) was impaired. The first step in the process is identifying the independent cash generating units (CGUs) and their allocations of goodwill. A CGU's book value, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit's value in use is less than its book value, goodwill is impaired. Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. The projected cash flows reflect

the Organization's view of future performance and are compared with actual performance and external economic data, when applicable.

V. Income taxes

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment made. These adjustments may also result from our own income tax planning or resolution of income tax disputes, and may be material to our operating income for any given period.

VI. Technical provisions for insurance

Insurance technical provisions (reserves) are liabilities in favor of our policyholders, see note 3m (i). Expectations of loss ratio, mortality, longevity, time to permanence, income projection and interest rate are all used as part of arriving at these totals. These assumptions used are based on the historical performance of the Company's portfolio and are periodically reviewed.

VII. Provisions and contingencies

The provisions are regularly reviewed, and formed, whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

5) CASH AND CASH EQUIVALENTS

		R$ thousand
	On December 31, 2022	On December 31, 2021
Cash and due from banks in domestic currency	14,428,309	14,850,622
Cash and due from banks in foreign currency	6,120,063	6,433,495
Investments in gold	-	213
Total cash and due from banks	**20,548,372**	**21,284,330**
Interbank investments (1)	97,635,695	50,101,989
Total cash and cash equivalents	**118,184,067**	**71,386,319**

(1) Refers to operations that mature 90 days or less from the date they were invested and with insignificant risk of change in fair value.

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	On December 31, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities purchased under agreements to resell:						
Own portfolio position	**28,929,763**	**3,330,258**	**-**	**-**	**32,260,021**	**10,447,117**
• Financial treasury bills	715,057	474,997	-	-	1,190,054	549,778
• National treasury notes	23,200,444	715,894	-	-	23,916,338	6,775,038
• National treasury bills	4,632,108	2,085,432	-	-	6,717,540	1,243,142
• Other	382,154	53,935	-	-	436,089	1,879,159
Funded position	**64,151,670**	**725,033**	**-**	**-**	**64,876,703**	**43,869,456**
• Financial treasury bills	-	-	-	-	-	35,230,954
• National treasury notes	57,071,130	725,033	-	-	57,796,163	5,179,482
• National treasury bills	7,080,540	-	-	-	7,080,540	3,459,020
Unrestricted position	**5,497,342**	**6,420,247**	**-**	**-**	**11,917,589**	**13,183,666**
• National treasury bills	5,497,342	6,420,247	-	-	11,917,589	13,183,666
Subtotal	**98,578,775**	**10,475,538**	**-**	**-**	**109,054,313**	**67,500,239**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	2,287,424	3,337,300	5,478,680	2,350,102	13,453,506	15,931,032
• Allowance for losses	(51)	(8,475)	(13,215)	(6,499)	(28,240)	(70,122)
Subtotal	**2,287,373**	**3,328,825**	**5,465,465**	**2,343,603**	**13,425,266**	**15,860,910**
On December 31, 2022	**100,866,148**	**13,804,363**	**5,465,465**	**2,343,603**	**122,479,579**	
%	**82.4**	**11.3**	**4.5**	**1.9**	**100.0**	
On December 31, 2021	**59,486,174**	**14,293,321**	**6,812,695**	**2,768,959**		**83,361,149**
%	**71.4**	**17.1**	**8.2**	**3.3**		**100.0**

b) Income from interbank investments

Presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Income from investments in purchase and sale commitments:			
• Own portfolio position	2,034,271	3,200,384	1,226,526
• Funded position	5,492,379	9,544,900	3,500,567
• Unrestricted position	921,404	2,520,783	3,680,453
Subtotal	**8,448,054**	**15,266,067**	**8,407,546**
Income from interest-earning deposits in other banks/Others	**1,228,410**	**1,946,422**	**586,717**
Total (Note 9f III)	**9,676,464**	**17,212,489**	**8,994,263**

7) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement

			R$ thousand
	Remuneration	On December 31, 2022	On December 31, 2021
Compulsory deposit – demand deposits	not remunerated	11,720,248	12,598,918
Compulsory deposit – savings deposits	savings index	21,373,134	19,112,960
Compulsory deposit – time deposits	Selic rate	60,878,648	55,605,424
Discretionary deposits at the Central Bank	base rate Bacen	8,001,354	-
Total		101,973,384	87,317,302

For more information on compulsory deposits, see Note 38 f.

b) Revenue from reserve requirement

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Reserve requirement – Bacen (Compulsory deposit)	4,674,332	8,224,712	3,101,796
Reserve requirement – SFH (1)	2,424	4,597	3,708
Total	4,676,756	8,229,309	3,105,504

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

8) SECURITIES

a) Classification by categories, terms and business segments

I) Trading securities

Securities	On December 31, 2022							On December 31, 2021 R$ thousand	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**25,884,447**	**2,968,368**	**1,466,859**	**34,367,877**	**64,687,551**	**65,264,107**	**(576,556)**	**110,532,857**	**(226,236)**
Financial treasury bills	-	439,329	1,044,456	8,566,762	10,050,547	10,047,044	3,503	19,538,769	673
National treasury notes	7,195,058	1,319,056	-	22,154,605	30,668,719	31,050,327	(381,608)	23,320,871	(137,537)
Financial bills	-	170,029	59,341	107,939	337,309	336,197	1,112	316,237	584
Debentures	461	44	73	520,043	520,621	553,973	(33,352)	1,020,066	(92,678)
National treasury bills	12,455,372	37,641	351,898	1,691,185	14,536,096	14,522,148	13,948	58,977,840	74,842
Brazilian foreign debt securities	343	-	-	113,485	113,828	120,544	(6,716)	307,452	(4,743)
Other	6,233,213	1,002,269	11,091	1,213,858	8,460,431	8,633,874	(173,443)	7,051,622	(67,377)
- Insurance Group	**16,350,894**	**9,229,343**	**13,246,232**	**182,123,695**	**220,950,164**	**221,478,507**	**(528,343)**	**203,977,196**	**(1,751,993)**
• Insurance and Capitalization bonds	**3,171,762**	**1,374,158**	**1,175,984**	**6,206,833**	**11,928,737**	**11,952,770**	**(24,033)**	**12,511,328**	**(2,179)**
Financial treasury bills	-	596,505	1,175,035	5,474,889	7,246,429	7,243,246	3,183	8,117,571	3,827
Financial bills	7,796	-	-	164,364	172,160	180,006	(7,846)	241,658	(7,024)
Other	3,163,966	777,653	949	567,580	4,510,148	4,529,518	(19,370)	4,152,099	1,018
• Pension plans	**13,179,132**	**7,855,185**	**12,070,248**	**175,916,862**	**209,021,427**	**209,525,737**	**(504,310)**	**191,465,868**	**(1,749,814)**
Financial treasury bills	-	1,704,583	8,554,490	108,292,101	118,551,174	118,387,208	163,966	115,535,302	(121,801)
National treasury notes	3,395	1,001,907	-	16,938,224	17,943,526	18,728,860	(785,334)	30,591,557	(1,618,250)
National treasury bills	713,537	893,064	385,631	7,967,942	9,960,174	10,065,200	(105,026)	2,799,217	(145,780)
Financial bills	397,310	3,088,034	2,531,402	26,303,310	32,320,056	32,183,447	136,609	17,768,099	34,142
Debentures	43,780	652,707	407,433	14,447,798	15,551,718	15,469,400	82,318	12,031,465	97,351
Other	12,021,110	514,890	191,292	1,967,487	14,694,779	14,691,622	3,157	12,740,228	4,524
- Other activities	-	-	-	**2,819**	**2,819**	**2,815**	**4**	**3,369**	**(1)**
Financial treasury bills	-	-	-	2,819	2,819	2,815	4	3,369	(1)
Total	42,235,341	12,197,711	14,713,091	216,494,391	285,640,534	286,745,429	(1,104,895)	314,513,422	(1,978,230)

II) Available-for-sale securities

R$ thousand

Securities (2)	On December 31, 2022							On December 31, 2021	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**20,828,466**	**12,463,938**	**24,686,213**	**230,714,286**	**288,692,903**	**290,088,665**	**(1,395,762)**	**226,021,803**	**(339,446)**
National treasury bills	2,606,632	8,713	11,448,426	47,797,688	61,861,459	62,158,977	(297,518)	41,513,590	253,453
Debentures	2,697,853	970,217	4,362,137	68,980,526	77,010,733	76,338,229	672,504	73,325,855	(72,331)
National treasury notes	3,542,209	3,714,443	-	46,979,099	54,235,751	56,134,696	(1,898,945)	25,487,559	(741,152)
Foreign corporate securities	26,070	409,046	2,224,725	956,322	3,616,163	3,704,520	(88,357)	6,147,618	148,129
Stocks	5,536,047	-	-	-	5,536,047	5,555,057	(19,010)	1,505,043	(50,023)
Foreign government bonds	1,547,654	3,529,048	1,997,003	2,951,918	10,025,623	10,114,182	(88,559)	7,404,875	(14,708)
Promissory notes	611,891	328,483	963,002	10,619,463	12,522,839	12,311,281	211,558	6,278,812	84,340
Certificates of real estate receivables	-	30,312	13,585	1,532,662	1,576,559	1,543,408	33,151	1,655,559	81,489
Financial treasury bills	-	898,631	962,929	32,831,016	34,692,576	34,571,443	121,133	34,422,172	129,099
Other	4,260,110	2,575,045	2,714,406	18,065,592	27,615,153	27,656,872	(41,719)	28,280,720	(157,742)
- Insurance Group	**5,678,780**	**42,021**	**69,731**	**26,875,176**	**32,665,708**	**38,048,044**	**(5,382,336)**	**61,560,564**	**(2,955,338)**
• Insurance and Capitalization bonds	**3,378,860**	**-**	**4,519**	**15,768,096**	**19,151,475**	**22,981,115**	**(3,829,640)**	**27,981,338**	**(2,229,618)**
National treasury notes	367,906	-	-	13,562,861	13,930,767	15,942,792	(2,012,025)	20,946,637	(1,706,814)
Stocks	2,807,224	-	-	-	2,807,224	4,512,911	(1,705,687)	5,208,223	(521,707)
National treasury bills	-	-	-	1,891,180	1,891,180	1,988,864	(97,684)	1,389,144	(60,334)
Other	203,730	-	4,519	314,055	522,304	536,548	(14,244)	437,334	59,237
• Pension plans	**2,299,920**	**42,021**	**65,212**	**11,107,080**	**13,514,233**	**15,066,929**	**(1,552,696)**	**33,579,226**	**(725,720)**
National treasury notes	-	-	-	10,359,761	10,359,761	12,014,381	(1,654,620)	32,012,039	(717,313)
Stocks	2,295,537	-	-	-	2,295,537	2,134,670	160,867	810,017	1
Debentures	4,383	-	-	610,760	615,143	670,675	(55,532)	538,822	(580)
Other	-	42,021	65,212	136,559	243,792	247,203	(3,411)	218,348	(7,828)
- Other activities	**396**	**-**	**-**	**-**	**396**	**158**	**238**	**111**	**(47)**
Other	396	-	-	-	396	158	238	111	(47)
Subtotal	26,507,642	12,505,959	24,755,944	257,589,462	321,359,007	328,136,867	(6,777,860)	287,582,478	(3,294,831)
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(1,515,065)	-	(1,557,951)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(1,780,554)	-	313,001
Total	26,507,642	12,505,959	24,755,944	257,589,462	321,359,007	328,136,867	(10,073,479)	287,582,478	(4,539,781)

III) Held-to-maturity securities

R$ thousand

Securities (2)	On December 31, 2022							On December 31, 2021	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**419,431**	**4,930**	**7,455,865**	**40,863,586**	**48,743,812**	**46,082,889**	**(2,660,923)**	**56,939,643**	**(2,278,309)**
National treasury bills	-	-	7,455,865	13,577,591	21,033,456	20,353,911	(679,545)	33,227,175	(877,513)
Certificates of real estate receivables	-	4,851	-	5,125,182	5,130,033	4,916,879	(213,154)	5,868,326	294,827
National treasury notes	419,431	79	-	16,833,934	17,253,444	15,499,006	(1,754,438)	17,683,251	(1,696,727)
Other	-	-	-	5,326,879	5,326,879	5,313,093	(13,786)	160,891	1,104
- Insurance Group	**-**	**361,671**	**38,022**	**56,394,144**	**56,793,837**	**55,714,665**	**(1,079,172)**	**28,987,420**	**3,084,097**
• Insurance and Capitalization bonds	**-**	**40,721**	**38,022**	**10,158,072**	**10,236,815**	**9,062,136**	**(1,174,679)**	**6,849,905**	**(41,062)**
National treasury notes	-	40,721	38,022	10,158,072	10,236,815	9,062,136	(1,174,679)	6,849,905	(41,062)
• Pension plans	**-**	**320,950**	**-**	**46,236,072**	**46,557,022**	**46,652,529**	**95,507**	**22,137,515**	**3,125,159**
National treasury notes	-	320,950	-	46,236,072	46,557,022	46,652,529	95,507	22,137,515	3,125,159
Total	**419,431**	**366,601**	**7,493,887**	**97,257,730**	**105,537,649**	**101,797,554**	**(3,740,095)**	**85,927,063**	**805,788**

b) Composition of the securities portfolio by type and maturity

Securities	On December 31, 2022					On December 31, 2021 (3) (4)
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total (3) (4)	R$ thousand
Own securities	**65,831,441**	**19,227,464**	**28,521,755**	**405,872,237**	**519,452,897**	**488,859,567**
Fixed income securities	47,920,734	19,227,464	28,521,755	405,872,237	501,542,190	473,965,462
Equity securities	17,910,707	-	-	-	17,910,707	14,894,105
Restricted securities	**3,330,973**	**4,688,154**	**18,440,773**	**162,440,579**	**188,900,479**	**194,867,853**
- Subject to repurchase agreements	599,231	3,491,626	15,240,199	126,155,949	145,487,005	156,010,950
- Privatization rights	-	-	-	20,160	20,160	24,692
- Given in guarantee	2,731,742	1,196,528	3,200,574	36,264,470	43,393,314	38,832,211
Securities sold under repurchase agreements - unrestricted	-	**1,154,653**	**394**	**3,028,767**	**4,183,814**	**4,295,543**
Total	69,162,414	25,070,271	46,962,922	571,341,583	712,537,190	688,022,963
%	9.7	3.5	6.6	80.2	100.0	100.0

(1) Related to derivative financial instruments classified as accounting hedges of available-for-sale securities;
(2) In compliance with the provisions of article 8 of Bacen Circular No. 3,068/01, Bradesco declares that it has the financial capacity and intention to hold securities classified in the held-to-maturity category until maturity. In preparing the consolidated financial statements as of June 30, 2022, Management decided to reclassify Securities, mainly held by entities of the "Insurance Group" segment, from the category Available for Sale to Held to Maturity, in the amount of R $32,014,934 thousand, due to the review and alignment of its business models with the financial asset management strategies for the coverage of long-term technical provisions and risk and capital management, considering the projection of its new flows of cash and changes in the markets for securities of certain characteristics, where the intention is to hold the assets until their maturity, combined with the terms expected by the liabilities, which has no impact on the result, since the unrealized result (plus/minus value) in the gross amount of R$(1,747,428) thousand, was kept in Shareholders' Equity and will be recognized in income for the remaining term of the bonds to their respective maturities. On December 31, 2021, there was a reclassification of Securities held by entities in the "Financial" segment of the Available for Sale for Trading category, in the amount of R$40,305,887 thousand, with effects on the result in the gross amount of R$(1,373,557) thousand, according to article 5 of the aforementioned Circular, resulting from the alignment of its business models with the risk and capital management strategy. In 2021, there were no sales or reclassifications of securities classified in the Held to Maturity category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas.

c) Impairment of Securities

In the second half of 2022, there was a reversal of impairment of financial assets, primarily debentures, in the amount of R$(158,002) thousand, which are classified in the categories of "Available for Sale" and "Held to Maturity".

In the year ended December 31, 2022, there was a reversal of impairment of financial assets, primarily debentures, in the amount of R$(2,567,958) thousand, which are classified in the categories of "Available for Sale" and "Held to Maturity" (R$237,272 thousand in 2021).

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousand

	On December 31, 2022					On December 31, 2021				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	**114,376,165**		-	-	-	**99,213,654**		-	-	-
- Interbank market	89,694,759	-	-	-	-	61,640,819	-	-	-	-
- Foreign currency	13,512,369	-	-	-	-	31,449,101	-	-	-	-
- Other	11,169,037	3,622,411	-	-	-	6,123,734	2,234,955	-	-	-
Sale commitments:	**207,516,974**		-	-	-	**186,188,569**		-	-	-
- Interbank market (1)	157,246,540	67,551,781	-	-	-	131,650,443	70,009,624	-	-	-
- Foreign currency (2)	42,723,808	29,211,439	-	-	-	50,649,347	19,200,246	-	-	-
- Other	7,546,626	-	-	-	-	3,888,779	-	-	-	-
Option contracts										
Purchase commitments:	**279,394,344**		**1,793,886**	**176,424**	**1,970,310**	**277,559,369**		**1,304,697**	**473,982**	**1,778,679**
- Interbank market	257,221,828	8,445,913	1,132,138	(119)	1,132,019	250,565,454	8,112,967	748,111	(264)	747,847
- Foreign currency	6,590,716	-	75,499	(16,251)	59,248	3,442,347	-	151,280	(51,642)	99,638
- Other	15,581,800	356,823	586,249	192,794	779,043	23,551,568	-	405,306	525,888	931,194
Sale commitments:	**270,847,005**		**(1,100,416)**	**259,216**	**(841,200)**	**270,271,972**		**(943,666)**	**(148,378)**	**(1,092,044)**
- Interbank market	248,775,915	-	(122,879)	-	(122,879)	242,452,487	-	(96,655)	45	(96,610)
- Foreign currency	6,846,113	255,397	(85,634)	48,655	(36,979)	3,986,437	544,090	(172,612)	115,438	(57,174)
- Other	15,224,977	-	(891,903)	210,561	(681,342)	23,833,048	281,480	(674,399)	(263,861)	(938,260)
Forward contracts										
Purchase commitments:	**30,418,892**		**(775,900)**	**(2,423)**	**(778,323)**	**32,430,997**		**303,733**	**(5,263)**	**298,470**
- Foreign currency	30,224,123	5,541,862	(773,873)	-	(773,873)	31,622,823	4,716,522	231,503	(826)	230,677
- Other	194,769	-	(2,027)	(2,423)	(4,450)	808,174	-	72,230	(4,437)	67,793
Sale commitments:	**28,105,417**		**942,362**	**(21,228)**	**921,134**	**30,185,980**		**1,876,674**	**(38,817)**	**1,837,857**
- Foreign currency (2)	24,682,261	-	340,407	-	340,407	26,906,301	-	(92,393)	-	(92,393)
- Other	3,423,156	3,228,387	601,955	(21,228)	580,727	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250
Swap contracts										
Assets (long position):	**568,304,026**		**8,554,392**	**2,122,139**	**10,676,531**	**85,399,663**		**13,299,664**	**3,501,416**	**16,801,080**
- Interbank market	39,592,088	434,157	989,603	2,501,866	3,491,469	26,515,089	-	(33,786)	1,594,172	1,560,386
- Fixed rate	157,051,442	71,837,047	751,565	(198,742)	552,823	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165
- Foreign currency	82,003,795	-	4,659,421	(122,999)	4,536,422	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557
- IGPM	223,031	-	240,773	(6,196)	234,577	504,587	-	563,281	11,054	574,335
- Other	289,433,670	124,511,759	1,913,030	(51,790)	1,861,240	9,522,191	4,995,108	539,030	130,607	669,637
Liabilities position:	**446,365,683**		**(8,010,692)**	**(1,020,588)**	**(9,031,280)**	**67,738,764**		**(10,367,236)**	**(1,337,364)**	**(11,704,600)**

R$ thousand

	On December 31, 2022					On December 31, 2021				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
- Interbank market	39,157,931	-	(1,244,424)	(1,045,548)	(2,289,972)	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)
- Fixed rate	85,214,395	-	(688,110)	(105,390)	(793,500)	6,860,219	-	(2,983,362)	21,352	(2,962,010)
- Foreign currency	156,724,798	74,721,003	(4,335,358)	18,852	(4,316,506)	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)
- IGPM	346,648	123,617	(444,055)	8,095	(435,960)	713,178	208,592	(759,159)	(17,985)	(777,144)
- Other	164,921,911	-	(1,298,745)	103,403	(1,195,342)	4,527,083	-	(670,302)	49,439	(620,863)
Total	**1,945,328,506**		**1,403,632**	**1,513,540**	**2,917,172**	**1,048,988,968**		**5,473,866**	**2,445,576**	**7,919,442**

Derivatives include operations maturing in D+1 (day after reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$107,396,399 thousand (R$97,361,681 thousand on December 31, 2021); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$50,673,213 thousand (R$46,895,240 thousand on December 31, 2021) (Note 9f II);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$31,912,812 thousand (R$32,578,474 thousand on December 31, 2021); and

(3) Reflects the net notional value of derivatives of the same type with the same underlying risk.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousand

	On December 31, 2022							On December 31, 2021
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair value	Original amortized cost	Fair value adjustment	Fair value
Swaps	706,592	553,765	766,524	8,649,650	10,676,531	8,554,392	2,122,139	16,801,080
Forward purchases	122,176	48,286	24,291	37,234	231,987	234,415	(2,428)	714,556
Forward sales (1)	870,864	151,847	1,675,107	681,850	3,379,668	3,393,293	(13,625)	2,890,410
Premiums on exercisable options	361,104	47,503	66,168	1,495,535	1,970,310	1,793,887	176,423	1,778,679
Total assets (A)	2,060,736	801,401	2,532,090	10,864,269	16,258,496	13,975,987	2,282,509	22,184,725
Swaps	(547,411)	(188,743)	(1,251,181)	(7,043,945)	(9,031,280)	(8,010,692)	(1,020,588)	(11,704,600)
Forward purchases	(454,129)	(156,047)	(209,186)	(190,948)	(1,010,310)	(1,010,315)	5	(416,086)
Forward sales	(102,673)	(100,547)	(1,612,406)	(642,908)	(2,458,534)	(2,450,931)	(7,603)	(1,052,553)
Premiums on written options	(132,967)	(87,643)	(149,593)	(470,997)	(841,200)	(1,100,417)	259,217	(1,092,044)
Total liabilities (B)	(1,237,180)	(532,980)	(3,222,366)	(8,348,798)	(13,341,324)	(12,572,355)	(768,969)	(14,265,283)
Net position (A-B)	823,556	268,421	(690,276)	2,515,471	2,917,172	1,403,632	1,513,540	7,919,442

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – Nominal Value

R$ thousand

	On December 31, 2022					On December 31, 2021
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	
Futures contracts (1)	84,638,585	16,071,201	59,683,709	161,499,644	321,893,139	285,402,223
Option contracts	121,940,301	110,135,262	260,100,750	58,065,036	550,241,349	547,831,341
Forward contracts (1)	31,975,414	9,288,203	10,628,487	6,632,205	58,524,309	62,616,977
Swap contracts	511,404,298	245,757,613	66,821,421	190,686,377	1,014,669,709	153,138,427
Total on December 31, 2022	749,958,598	381,252,279	397,234,367	416,883,262	1,945,328,506	
Total on December 31, 2021	565,415,602	200,165,615	59,701,103	223,706,648		1,048,988,968

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

		R$ thousand
	On December 31, 2022	On December 31, 2021
Government securities		
National treasury bills	202,265	-
National treasury notes	5,153,268	5,169,701
Total	**5,355,533**	**5,169,701**

e) Gains and losses, net

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Swap contracts	1,280,161	1,325,002	2,575,391
Forward contracts (1)	(2,098,701)	(3,416,916)	(3,967,575)
Option contracts	339,635	664,445	661,728
Futures contracts (1)	2,221,792	4,273,122	(15,451)
Foreign exchange variation of assets and liabilities overseas	(240,970)	843,133	37,191
Total (Note 9f III)	**1,501,917**	**3,688,786**	**(708,716)**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

		R$ thousand
	On December 31, 2022	On December 31, 2021
B3 (stock exchange)	860,658,122	823,937,640
B3 (over-the-counter)	**196,470,128**	**189,058,418**
- Financial Institutions	50,748,234	73,884,030
- Companies	145,564,718	114,852,989
- Individuals	157,176	321,399
Overseas (stock exchange) (1)	5,067,794	5,257,959
Overseas (over-the-counter) (1)	883,132,462	30,734,951
Total	**1,945,328,506**	**1,048,988,968**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

		R$ thousand
	On December 31, 2022	On December 31, 2021
Risk received in credit swaps:	**2,585,136**	**3,490,765**
- Debt securities issued by companies	755,184	826,946
- Bonds of the Brazilian public debt	1,184,523	2,085,120
- Bonds of foreign public debt	645,429	578,699
Risk transferred in credit swaps:	**(1,476,609)**	**(1,512,316)**
- Brazilian public debt derivatives	(840,050)	(831,495)
- Foreign public debt derivatives	(636,559)	(680,821)
Total net credit risk value	**1,108,527**	**1,978,449**
Effect on Shareholders' Equity	**93,314**	**111,268**
Remuneration on the counterparty receiving the risk	**(44,629)**	**(33,927)**

The contracts related to credit derivatives transactions described above are due in 2027. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On December 31, 2022, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the net income of the Organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy				R$ thousand
	Fair value of hedge instruments	Fair value of hedged items	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	50,673,213	51,166,688	(1,369,973)	(753,485)
Hedge of interest payments on funding (1)	107,396,399	106,600,111	551,838	303,511
Total on December 31, 2022 (2)	**158,069,612**	**157,766,799**	**(818,135)**	**(449,974)**
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (1)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021 (2)	**144,256,921**	**144,075,173**	**(718,562)**	**(395,209)**

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2027, making the cash flow fixed; and
(2) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which the Organization expects to recognize in the income statement, amount to R$(346,087) thousand.

The gains/(losses) related to the cash flow accounting hedge, recorded in income accounts, in the year ended December 31, 2022 was R$ 181 thousand.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged item are shares classified as Available for Sale. Increases or decreases in fair value that are effectively hedged are recognized in the income statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled. The ineffective portion of the hedged item is recognized directly in an equity account.

Strategy				R$ thousand
	Fair value of hedge instruments	Fair value of hedged items	Fair value adjustment recorded in income (gross of tax effects)	Fair value adjustment recorded in income (net of tax effects)
Debenture hedge (1)	209,242	209,242	9,242	5,083
Total on December 31, 2022 (2)	**209,242**	**209,242**	**9,242**	**5,083**
Debenture hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021 (2)	**205,592**	**205,592**	**5,592**	**3,076**

(1) Regarding the risk of shares, using Swaps contracts, with maturities up to 2028; and
(2) The effectiveness verified in the hedge portfolio is in accordance with the provisions of Bacen Circular 3,082/02.

For the next 12 months, the gains/(losses) related to the fair value hedge accounting, which are expected to be recognized in equity accounts is R$(8,622) thousand.

The gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, in the year ended December 31, 2022 was R$7 thousand.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy				R$ thousand
	Fair value of hedge instruments	Fair value of hedged items	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	2,973,652	2,970,793	(696,930)	(365,488)
Total on December 31, 2022	**2,973,652**	**2,970,793**	**(696,930)**	**(365,488)**
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	**4,658,609**	**2,800,937**	**(839,389)**	**(440,197)**

(1) Refers to foreign exchange risk, whose functional currency is different from the Brazilian real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$(11,681) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the year ended December 31, 2022 was R$ (35,697) thousand (R$ (38,333) thousand in 2021).

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Fixed income securities (1)	22,157,114	44,974,940	22,417,006
Interbank investments (Note 6b)	9,676,464	17,212,489	8,994,263
Equity securities	(87,786)	(1,163,892)	(2,159,188)
Subtotal	**31,745,792**	**61,023,537**	**29,252,081**
Financial income from insurance, pension plans and capitalization bonds (2)	2,428,327	5,178,221	8,928,812
Net gain or (loss) from derivative financial instruments (Note 9e)	1,501,917	3,688,786	(708,716)
Total	**35,676,036**	**69,890,544**	**37,472,177**

(1) In the year ended December 31, 2022, there was reversal of impairment of financial assets (mostly debentures), in the amount of R$(2,567,958) thousand (R$237,272 thousand in 2021). In the second half of 2022, there was reversal of impairment of financial assets (mostly debentures), in the amount of R$(158,002) thousand (R$4,607 thousand in 2021); and
(2) In the year ended December 31, 2022, comprises financial income from insurance, pension plan and capitalization in the amount of R$34,341,555 thousand (R$22,121,225 thousand in 2021) and Expenses for updating and interest on technical provisions for insurance, pension plan and capitalization in the amount of R$(29,163,334) thousand (R$(13,192,413) thousand in2021) (Note 16e). In the second half of 2022 and 2021, comprises financial income from insurance, pension plan and capitalization in the amount of R$16,511,788 thousand (R$11,069,547 thousand in 2021) and Expenses for updating and interest on technical provisions for insurance, pension plan and capitalization in the amount of R$(14,083,461) thousand (R$(6,705,235) thousand in 2021) (Note 16e).

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) Modalities and risk levels

R$ thousand

	Levels of risk										
	AA	A	B	C	D	E	F	G	H	On December 31, 2022	On December 31, 2021
Discounted trade receivables and loans (1)	51,529,575	56,367,846	94,326,229	35,577,734	16,484,282	16,927,848	6,089,925	5,657,459	21,176,012	304,136,910	287,155,646
Financing and on-lending	135,338,207	37,073,199	20,699,553	9,034,143	3,152,531	2,020,469	837,862	1,089,252	1,872,476	211,117,692	199,312,644
Agricultural and agribusiness loans	10,171,875	11,658,222	5,599,877	399,223	63,293	35,730	11,192	11,981	64,859	28,016,252	23,513,741
Subtotal	**197,039,657**	**105,099,267**	**120,625,659**	**45,011,100**	**19,700,106**	**18,984,047**	**6,938,979**	**6,758,692**	**23,113,347**	**543,270,854**	**509,982,031**
Leases	886,726	1,227,050	1,400,166	20,003	7,293	3,972	4,976	14,703	9,281	3,574,170	3,283,723
Advances on foreign exchange contracts (2)	7,314,799	3,874,235	2,190,824	407,194	1,016	6,566	5,021	-	69,783	13,869,438	16,569,433
Subtotal	**205,241,182**	**110,200,552**	**124,216,649**	**45,438,297**	**19,708,415**	**18,994,585**	**6,948,976**	**6,773,395**	**23,192,411**	**560,714,462**	**529,835,187**
Other receivables	32,658,405	28,154,471	17,860,636	10,383,010	1,976,289	438,938	138,745	4,071,296	548,339	96,230,129	79,341,233
Credit portfolio	**237,899,587**	**138,355,023**	**142,077,285**	**55,821,307**	**21,684,704**	**19,433,523**	**7,087,721**	**10,844,691**	**23,740,750**	**656,944,591**	**609,176,420**
Acquisition of credit card receivables										19,824,068	15,238,967
Subtotal	**237,899,587**	**138,355,023**	**142,077,285**	**55,821,307**	**21,684,704**	**19,433,523**	**7,087,721**	**10,844,691**	**23,740,750**	**676,768,659**	**624,415,387**
Sureties and guarantees (3)	87,342,949	3,079,144	1,481,362	114,071	3,848,687	2,094,719	-	-	-	97,960,932	83,467,093
Guarantee given on rural loans assigned	-	-	-	-	-	-	-	-	-	37,600	43,016
Letters of credit for imports	-	-	-	-	-	-	-	-	-	793,921	1,233,034
Confirmed exports loans	-	-	-	-	-	-	-	-	-	284,343	31,508
Total - Memorandum accounts	**87,342,949**	**3,079,144**	**1,481,362**	**114,071**	**3,848,687**	**2,094,719**	-	-	-	**99,076,796**	**84,774,651**
Total on December 31, 2022	**325,242,536**	**141,434,167**	**143,558,647**	**55,935,378**	**25,533,391**	**21,528,242**	**7,087,721**	**10,844,691**	**23,740,750**	**775,845,455**	
Total on December 31, 2021	**268,960,230**	**157,351,851**	**137,834,339**	**77,468,904**	**22,898,974**	**12,748,446**	**7,331,659**	**5,774,087**	**18,821,548**		**709,190,038**

(1) Relation between the modality and the total credit portfolio without assignment of credits and acquisition of receivables, co-obligations and assignment of rural credits;
(2) Advances on foreign exchange contracts are classified as a reduction of the item "Other Financial Liabilities"; and
(3) The provision to cover losses, associated with the financial guarantees provided, is being evaluated as allowed by CMN Resolution No. 4,512/16. For more information on the methodology used, see Note 21b (I).

b) Composition of credit operations by risk levels and maturity ranges

R$ thousand

	Levels of risk										
	AA	A	B	C	D	E	F	G	H	On December 31, 2022	On December 31, 2021
Performing loans	237,899,587	138,355,023	138,777,844	50,429,564	14,512,668	11,962,389	2,887,395	6,560,095	8,143,307	609,527,872	579,839,239
Installments not yet due	237,547,915	137,711,374	138,580,549	50,089,355	14,267,046	11,869,956	2,862,816	6,539,273	8,025,294	607,493,578	578,614,759
1 to 30	21,925,930	23,592,017	13,442,539	8,615,849	1,962,275	639,937	484,702	4,574,629	528,679	75,766,557	64,209,661
31 to 60	18,862,036	11,692,059	8,470,447	4,989,009	1,053,925	397,319	93,436	65,070	271,622	45,894,923	37,507,344
61 to 90	13,172,203	7,847,423	6,293,409	3,719,869	816,803	355,389	71,704	49,554	437,254	32,763,608	35,810,036
91 to 180	26,187,347	17,670,031	14,624,132	6,459,157	1,689,292	1,779,647	627,925	134,535	496,289	69,668,355	66,776,516
181 to 360	32,891,010	18,577,124	21,383,575	8,261,698	2,319,682	1,550,472	278,338	325,630	1,048,427	86,635,956	84,157,101
More than 360	124,509,389	58,332,720	74,366,447	18,043,773	6,425,069	7,147,192	1,306,711	1,389,855	5,243,023	296,764,179	290,154,101
Past due up to 14 days	351,672	643,649	197,295	340,209	245,622	92,433	24,579	20,822	118,013	2,034,294	1,224,480
Non-performing loans	-	-	3,299,441	5,391,743	7,172,036	7,471,134	4,200,326	4,284,596	15,597,443	47,416,719	29,337,181
Past-due installments	-	-	477,462	1,291,765	2,128,164	2,185,311	1,768,971	1,988,751	8,349,256	18,189,680	10,842,544
1 to 14	-	-	15,301	66,535	89,061	75,780	38,124	35,196	155,804	475,801	291,101
15 to 30	-	-	360,608	363,044	295,635	178,514	71,516	70,532	225,564	1,565,413	1,028,380
31 to 60	-	-	101,553	822,543	664,756	322,035	174,244	126,486	434,148	2,645,765	1,645,302
61 to 90	-	-	-	28,677	992,721	360,817	150,961	129,280	423,070	2,085,526	1,207,897
91 to 180	-	-	-	10,966	85,991	1,202,979	1,242,379	1,512,290	1,526,874	5,581,479	2,995,818
181 to 360	-	-	-	-	-	45,186	91,747	114,967	5,491,858	5,743,758	3,608,799
More than 360	-	-	-	-	-	-	-	-	91,938	91,938	65,247
Installments not yet due	-	-	2,821,979	4,099,978	5,043,872	5,285,823	2,431,355	2,295,845	7,248,187	29,227,039	18,494,637
1 to 30	-	-	141,982	271,255	305,932	242,286	116,316	110,157	372,277	1,560,205	919,172
31 to 60	-	-	126,705	233,035	257,801	218,538	109,332	105,604	371,876	1,422,891	830,645
61 to 90	-	-	107,079	180,515	220,563	192,716	94,163	89,834	309,420	1,194,290	818,176
91 to 180	-	-	249,655	422,075	562,662	545,683	265,124	254,370	872,822	3,172,391	1,944,855
181 to 360	-	-	414,475	696,243	925,856	931,973	442,963	421,187	1,430,054	5,262,751	3,227,053
More than 360	-	-	1,782,083	2,296,855	2,771,058	3,154,627	1,403,457	1,314,693	3,891,738	16,614,511	10,754,736
Total	237,899,587	138,355,023	142,077,285	55,821,307	21,684,704	19,433,523	7,087,721	10,844,691	23,740,750	656,944,591	609,176,420
Minimum required provision	-	691,775	1,420,773	1,674,639	2,168,470	5,830,057	3,543,861	7,591,284	23,740,750	46,661,609	35,886,394
Supplementary provision	-	153,446	308,590	955,359	2,370,941	2,859,625	1,276,621	3,154,364	-	11,078,946	9,220,830
Existing provision		845,221	1,729,363	2,629,998	4,539,411	8,689,682	4,820,482	10,745,648	23,740,750	57,740,555	45,107,224
Total portfolio as of December 31, 2021	181,519,650	152,982,973	135,798,991	77,468,904	19,300,640	10,361,145	7,331,659	5,590,910	18,821,548	-	609,176,420
Minimum required provision	-	764,915	1,357,990	2,324,068	1,930,064	3,108,344	3,665,828	3,913,637	18,821,548	-	35,886,394
Supplementary provision	-	160,077	284,712	1,117,899	3,518,757	1,946,210	916,840	1,276,335	-	-	9,220,830
Existing provision	-	924,992	1,642,702	3,441,967	5,448,821	5,054,554	4,582,668	5,189,972	18,821,548	-	45,107,224

I) Credit portfolio by days past due

Exposure - Loans								R$ thousand
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on December 31, 2022	581,863,944	20,113,907	20,699,522	5,991,521	13,015,316	14,884,777	375,604	656,944,591
Total on December 31, 2021	563,894,052	10,967,653	13,482,704	3,629,229	7,982,803	8,971,973	248,006	609,176,420

II) Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, the table below presents the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

Rating	On December 31, 2022		On December 31, 2021	R$ thousand
	Assets	Provision (1)	Assets	Provision (1)
AA	8,786	-	10,334	-
A	86,162	65	68,933	52
B	101,777	153	185,525	278
C	100,130	451	539,652	3,262
D	18,101	272	101,636	4,572
E	10,625	717	18,747	1,406
F	3,617	380	6,789	713
G	4,533	680	6,044	907
H	29,857	4,479	37,435	5,615
Total	**363,588**	**7,195**	**975,095**	**16,805**

(1) According to the criteria established in Resolution No. 4,846/20, article 6.

c) Concentration of loans

	On December 31, 2022	% (1)	On December 31, 2021	% (1)
				R$ thousand
Largest borrower	6,084,847	0.9	4,591,389	0.8
10 largest borrowers	42,192,029	6.4	36,566,184	6.0
20 largest borrowers	62,452,121	9.5	56,694,208	9.3
50 largest borrowers	89,575,201	13.6	85,693,624	14.1
100 largest borrowers	110,310,465	16.8	109,004,242	17.9

(1) Percentage on total portfolio (as defined by Bacen).

d) Credit portfolio by economic sector

	On December 31, 2022	%	On December 31, 2021	%
				R$ thousand
Public sector	**5,449,228**	**0.8**	**6,274,554**	**1.0**
Oil, derivatives and aggregate activities	4,342,100	0.7	4,419,138	0.7
Production and distribution of electricity	1,066,832	0.2	1,306,448	0.2
Other industries	40,296	-	548,968	0.1
Private sector	**651,495,363**	**99.2**	**602,901,866**	**99.0**
Companies	**293,881,772**	**44.8**	**286,767,311**	**47.1**
Real estate and construction activities	24,776,946	3.8	23,708,445	3.9
Retail	46,126,498	7.0	42,151,968	6.9
Services	61,001,335	9.3	49,027,498	8.0
Transportation and concession	27,532,277	4.2	26,937,082	4.4
Automotive	11,151,798	1.7	12,660,961	2.1
Food products	12,562,156	1.9	17,426,747	2.9
Wholesale	24,397,104	3.7	22,341,759	3.7
Production and distribution of electricity	6,527,815	1.0	7,555,587	1.2
Iron and steel industry	9,381,575	1.4	9,398,330	1.5
Sugar and alcohol	8,110,881	1.2	7,213,887	1.2
Holding	1,310,848	0.2	2,138,697	0.4
Capital goods	3,467,657	0.5	3,655,407	0.6
Pulp and paper	1,759,762	0.3	3,736,314	0.6
Chemical	4,719,968	0.7	6,839,500	1.1
Cooperative	4,168,302	0.6	3,442,407	0.6
Financial	3,525,584	0.5	3,264,759	0.5
Leisure and tourism	3,469,260	0.5	3,922,523	0.6
Textiles	2,391,341	0.4	2,635,846	0.4
Agriculture	1,325,542	0.2	1,451,848	0.2
Oil, derivatives and aggregate activities	978,599	0.1	1,957,203	0.3
Other industries	35,196,524	5.4	35,300,543	5.8
Individuals	**357,613,591**	**54.4**	**316,134,555**	**51.9**
Total	**656,944,591**	**100.0**	**609,176,420**	**100.0**

e) Changes in the renegotiated portfolio

		R$ thousand
	2022	2021
Opening balance on January 1st	**28,619,018**	**29,757,140**
Amount renegotiated	33,667,170	28,506,866
Amount received/Others (1)	(21,836,142)	(24,768,774)
Write-offs	(6,096,557)	(4,876,214)
Closing balance on December 31	**34,353,489**	**28,619,018**
Expected credit loss associated with credit risk	21,748,578	17,830,360
Percentage on renegotiated portfolio	63.3%	62.3%

(1) Includes the settlement of renegotiated contracts through new transactions.

f) Changes in the provision and net expected credit loss associated with credit risk expense

I) Changes in provision for expected credit loss associated with credit risk

		R$ thousand
	2022	2021
- Specific provision (1)	**14,939,719**	**11,961,634**
- Generic provision (2)	**20,946,675**	**22,737,256**
- Supplementary provision (3)	**9,220,830**	**10,503,301**
Opening balance on January 1st	**45,107,224**	**45,202,191**
Expected credit loss associated with credit risk expense (Note 10f II)	31,482,731	15,428,110
Write-offs	(18,621,667)	(15,744,749)
Exchange variation/Others	(227,733)	221,672
Closing balance on December 31	**57,740,555**	**45,107,224**
- Specific provision (1)	**23,850,115**	**14,939,719**
- Generic provision (2)	**22,811,494**	**20,946,675**
- Supplementary provision (3)	**11,078,946**	**9,220,830**

(1) For contracts with installments past-due for more than 14 days;

(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and

(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

II) Expected credit loss associated with credit risk expense

The expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Amount recorded	18,343,392	31,482,731	15,428,110
Amounts recovered	(2,629,654)	(5,870,896)	(5,990,369)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**15,713,738**	**25,611,835**	**9,437,741**

(1) Amounts previously written-off that are recovered including through assignment. In the year ended December 31, 2022, there was assignment of credit from active operations, in the amount of R$7,665,314 thousand (R$4,511,338 thousand in 2021), whose sale value was R$558,819 thousand (R$1,021,264 thousand in 2021) and credit assignments of operations already written off as loss, without retention of risks and benefits in the amount of R$14,272,406 thousand (R$10,336,572 thousand in 2021), whose sale value was R$658,997 thousand (R$761,917 thousand in 2021).

11) OTHER FINANCIAL INSTRUMENTS

Sundry

		R$ thousand
	On December 31, 2022	On December 31, 2021
Foreign exchange portfolio (a)	37,209,179	37,281,983
Credit card operations	56,687,712	45,870,572
Trade and credit receivables	41,219,831	34,297,647
Debtors for escrow deposits	20,462,101	19,819,051
Securities trading	4,291,006	4,795,860
Receivable insurance premiums	5,986,026	4,604,687
Receivables	1,942,928	1,293,457
Payments made to be reimbursed	450,754	830,816
Receivables on sureties and guarantees honored	31,370	297,316
Other investments	109,453	47,567
Receivables from sale of assets	92,086	99,023
Total	168,482,446	149,237,979

a) Foreign exchange portfolio

Balances

		R$ thousand
	On December 31, 2022	On December 31, 2021
Assets – other financial instruments		
Exchange purchases pending settlement	26,117,890	27,326,455
Exchange sale receivables	11,006,782	9,911,924
(-) Advances in domestic currency received	(154,519)	(138,949)
Income receivable on advances granted	239,026	182,553
Total	**37,209,179**	**37,281,983**
Liability - Other financial instruments		
Exchange sales pending settlement	11,578,147	10,365,523
Exchange purchase payables	25,826,267	26,418,639
(-) Advances on foreign exchange contracts	(13,869,438)	(16,569,433)
Other	332	78
Total	**23,535,308**	**20,214,807**
Net foreign exchange portfolio	13,673,871	17,067,176
Memorandum accounts:		
- Loans available for import	793,921	1,233,034
- Confirmed exports loans	284,343	31,508

Foreign exchange results: Composition of the adjusted result of foreign exchange operations, for better presentation of the effective result.

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Revenue from financial intermediation – foreign exchange income	(461,780)	2,766,409	3,160,195
Adjustments:			
- Income on foreign currency financing (1)	84,450	210,201	115,390
- Income on export financing (1)	1,488,819	2,912,254	1,698,072
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(282,300)	(2,408,978)	(1,845,845)
- Funding expenses (3)	(1,360,128)	(2,637,514)	(1,231,916)
- Other (4)	510,689	713,567	46,113
Total adjustments	**441,530**	**(1,210,470)**	**(1,218,186)**
Net foreign exchange income	(20,250)	1,555,939	1,942,009

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the foreign exchange rate variations of amounts invested in foreign currency.

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled entities (joint ventures)

Companies	On December 31, 2022											R$ thousand
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Equity in net income - 6 month period ended December 31 (2)	Share of profit (loss) of associates and jointly controlled entities (1)	Other comprehensive income of the period	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	110,666	3,942,918	2,532,418	3,540,598	2,382,666	140	500	(1,987)	513
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.55%	234,418	792,287	2,126,537	882,585	1,080,496	282	14,928	-	60,800
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	427,295	3,090,774	1,454,859	3,450,969	278,095	(2,939)	11,090	(35,142)	62,867
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	21.02%	21.02%	23,613	380,640	1,103,210	433,538	677,412	(6,875)	(17,697)	-	(84,191)
Other (3)				6,726,481					372,079	707,165		
Total investments in associates				**7,522,473**					**362,687**	**715,986**		
Elo Participações Ltda. (4)	São Paulo - Brazil	50.01%	50.01%	1,519,568	1,030,474	2,235,890	461,727	164,576	371,993	686,557	-	1,372,840
Total investments in joint ventures				**1,519,568**					**371,993**	**686,557**		
Total on December 31, 2022				**9,042,041**					**734,680**	**1,402,543**		

(1) Share of profit (loss) of associates and jointly controlled entities consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of these consolidated financial statements, permitted by regulation;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received interest on equity, R$204,103 thousand, in the year ended December 31, 2022 referring to Empresa Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. In the year ended December 31, 2022, the Organization had received R$471,392 thousand in dividends from this investment.

R$ thousand

Companies	On December 31, 2021										
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	110,564	3,191,545	1,155,424	2,429,956	1,917,013	8,728	(8,974)	36,292
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.55%	219,491	914,853	1,977,956	866,662	1,132,175	53,446	-	178,605
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	313,658	2,504,889	1,621,205	3,029,473	311,473	(633)	(39,842)	(41,424)
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	21.02%	21.02%	23,653	93,479	1,079,405	161,048	942,313	(15,254)	-	(73,876)
Other (3)				5,438,863	-	-	-	-	392,330	-	223,892
Total investments in associates				**6,106,229**					**438,617**		
Elo Participações S.A. (4)	São Paulo - Brazil	50.01%	50.01%	1,488,015	734,729	2,729,981	313,385	211,267	425,518	(1,074)	853,130
Total investments in joint ventures				**1,488,015**					**425,518**		
Total on December 31, 2021				**7,594,244**					**864,135**		

(1) The share of profit (loss) of associates and jointly controlled entities consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of these consolidated financial statements, permitted by regulation;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. In the year ended December 31, 2021, the Organization received R$117,803 thousand in dividends and interest on equity from Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to December 31, 2021, the Organization received R$592,492 thousand in dividends from this investment.

13) PREMISES AND EQUIPMENT

R$ thousand

	On December 31, 2022					Carrying amount in December 31, 2021
	Annual depreciation rate	Cost	Depreciation	Accumulated impairment of non-financial assets	Carrying amount	
Property and equipment:						
- Buildings (1)	4%	1,197,431	(961,997)	(170)	235,264	1,712,486
- Land	-	770,952	-	-	770,952	815,611
Facilities, furniture and premises and equipment	10%	5,229,793	(2,971,198)	(32,041)	2,226,554	2,392,864
Security and communication systems	10%	378,882	(296,778)	(7,313)	74,791	102,094
Data processing systems	20 to 40%	12,275,139	(8,744,776)	(6,580)	3,523,783	3,231,533
Transportation systems	10 to 20%	201,153	(114,460)	-	86,693	96,608
Assets under construction	-	912,026	-	-	912,026	672,719
Total on December 31, 2022		**20,965,376**	**(13,089,209)**	**(46,104)**	**7,830,063**	
Total on December 31, 2021		**20,829,752**	**(11,762,059)**	**(43,778)**		**9,023,915**

(1) It contemplates the reclassification to Other Assets, in compliance with Resolution No. 4,967/21 of the Central Bank, prospectively, according to article 10 of this resolution.

The fixed assets to shareholders' equity ratio is 28.1% (25.9% on December 31, 2021) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by Resolution No. 4,957/21.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,329,527 thousand (R$4,060,277 thousand on December 31, 2021), net of provisions for impairment and accumulated amortization, of which: (i) R$2,034,678 thousand (R$1,774,515 thousand on December 31, 2021) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss); and (ii) R$2,294,849 thousand (R$2,285,762 thousand on December 31, 2021) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

In the year ended December 31, 2022, goodwill in the amount of R$513,789 thousand (R$1,251,918 thousand in 2021) was amortized (Note 31).

b) Intangible assets

Acquired intangible assets consist of:

					R$ thousand
	On December 31, 2022				Cost net of amortization in December 31, 2021
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization	
Acquisition of rights to provide financial services (2)	Contract	9,580,871	(5,020,047)	4,560,824	4,127,366
Software (2)	20%	16,647,611	(9,484,290)	7,163,321	4,931,270
Goodwill (2) (3)	Up to 20%	14,087,068	(11,235,805)	2,851,263	2,842,176
Other	Contract	1,909,930	(451,226)	1,458,704	35,885
Total on December 31, 2022		**42,225,480**	**(26,191,368)**	**16,034,112**	
Total on December 31, 2021		**36,327,645**	**(24,390,948)**		**11,936,697**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses"; and

(2) On December 31, 2022, there were write-off/impairment losses on: (i) Acquisition of the right to provide financial services, in the amount of R$175,259 thousand (R$713,113 thousand in 2021); (ii) Software R$842 thousand (R$115,885 thousand in 2021); and (iii) Goodwill (R$11,508 thousand in 2021); and

(3) On December 31, 2022, primarily composed of goodwill on the acquisition of equity interest in Bradesco BAC Florida Bank - R$1,189,942 thousand (R$1,402,820 thousand as of December 31, 2021), Odonto System – R$74,18 thousand (R$109,156 thousand as of December 31, 2021), Bradescard Mexico - R$10,101 thousand (R$11,449 thousand as of December 31, 2021), Bradesco BBI – R$33,834 thousand (R$51,430 thousand as of December 31, 2021), Kirton Bank - R$455,995 thousand (R$581,893 thousand as of December 31, 2021), RCB Investimentos - R$52,932 thousand (R$96,978 thousand as of December 31, 2021) and Banco Digio – R$313,548 thousand.

c) Changes in intangible assets by type

				R$ thousand
	On December 31, 2021	Additions / (reductions)	Amortization for the period	On December 31, 2022
Acquisition of rights to provide financial services	4,127,366	2,238,945	(1,805,487)	4,560,824
Software	4,931,270	3,428,111	(1,196,060)	7,163,321
Goodwill – Future profitability	2,289,946	522,876	(336,319)	2,476,503
Goodwill – Based on intangible assets and other reasons	116,609	-	(109,549)	7,060
Goodwill – Difference in fair value of assets/liabilities	435,621	-	(67,921)	367,700
Other	35,885	1,474,838	(52,019)	1,458,704
Total	**11,936,697**	**7,664,770**	**(3,567,355)**	**16,034,112**
Total (1)	**12,250,588**	**3,421,269**	**(3,735,160)**	**11,936,697**

(1) Corresponds to the movement of assets from December 31, 2020 to December 31, 2021.

15) OTHER ASSETS

		R$ thousand
	On December 31, 2022	On December 31, 2021
Prepaid taxes	14,440,840	13,286,829
Other assets and values (a)	5,741,909	5,367,283
Other debtors	3,685,624	3,066,085
Interbank and interdepartmental accounts	241,989	348,500
Other (1)	2,490,547	1,622,219
Total	**26,600,909**	**23,690,916**

(1) Includes material in stock, amounts receivable, other advances, advances and payments to be reimbursed and investment property, in the amount of R$1,414,801 thousand.

a) Other Assets and Values

I) Non-financial assets held for sale/other

					R$ thousand
	On December 31, 2022				Cost net of provision in December 31, 2021
	Cost	Accumulated impairment of non-financial assets	Cost net of provision		
Real estate	2,351,012	(1,472,198)	878,814		904,543
Vehicles and similar	613,626	(256,427)	357,199		289,921
Machinery and equipment	4,579	(3,471)	1,108		1,238
Other	37,038	(7,837)	29,201		13,120
Total on December 31, 2022	**3,006,255**	**(1,739,933)**	**1,266,322**		
Total on December 31, 2021	**3,185,495**	**(1,976,673)**			**1,208,822**

II) Prepaid expenses

		R$ thousand
	On December 31, 2022	On December 31, 2021
Deferred insurance acquisition costs (1)	1,378,638	1,159,821
Commission for the placement of loans and financing (2)	19,057	21,348
Advertising and marketing expenses (3)	387,560	368,644
Other (4)	950,399	631,975
Total	**2,735,654**	**2,181,788**

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; (ii) card issue costs; and (iii) Information Technology infrastructure expense.

16) DEPOSITS FROM BANKS

						R$ thousand
	On December 31, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - Financial Institutions	1,187,198	-	-	-	1,187,198	1,508,083
Interbank deposits	323,568	491,240	732,074	6,614	1,553,496	4,655,644
Securities sold under agreements to repurchase (a)	221,984,184	369,714	-	340,133	222,694,031	222,574,700
Borrowings (b)	2,320,591	25,679,979	4,624,706	14	32,625,290	26,546,104
Onlending (c)	989,788	2,763,038	4,011,858	16,123,339	23,888,023	23,724,749
Total on December 31, 2022	**226,805,329**	**29,303,971**	**9,368,638**	**16,470,100**	**281,948,038**	
%	80.4	10.4	3.3	5.9	100.0	
Total on December 31, 2021	**222,594,841**	**26,499,773**	**11,878,705**	**18,035,961**		**279,009,280**
%	79.8	9.5	4.3	6.4		100.0

a) Securities sold under agreements to repurchase

						R$ thousand
	On December 31, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Own securities	140,232,831	342,844	-	340,133	140,915,808	160,891,409
• Government securities	128,518,221	342,844	-	-	128,861,065	146,943,356
• Debentures	9,104,652	-	-	10,425	9,115,077	3,870,961
• Foreign	2,609,958	-	-	329,708	2,939,666	10,077,092
Sale of securities purchased under reverse repos (1)	64,885,880	-	-	-	64,885,880	43,936,912
Sale of securities with no restriction on right to resell or repledge the collateral (1)	16,865,473	26,870	-	-	16,892,343	17,746,379
Total on December 31, 2022	221,984,184	369,714	-	340,133	222,694,031	
%	99.6	0.2	-	0.2	100.0	
Total on December 31, 2021	215,478,453	5,525,460	40,668	1,530,119		222,574,700
%	96.8	2.5	-	0.7		100.0

(1) Represented by government securities.

b) Borrowing

						R$ thousand
	On December 31, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
In Brazil	-	12,123,188	-	-	12,123,188	1,010,274
– Official Institutions	-	12,123,188	-	-	12,123,188	1,010,274
Overseas	2,320,591	13,556,791	4,624,706	14	20,502,102	25,535,830
Total on December 31, 2022	2,320,591	25,679,979	4,624,706	14	32,625,290	
%	7.1	78.7	14.2	-	100.0	
Total on December 31, 2021	2,869,340	16,267,641	7,409,123	-		26,546,104
%	10.8	61.3	27.9	-		100.0

c) On-lending (1)

						R$ thousand
	On December 31, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
In Brazil	989,788	2,763,038	4,011,858	16,123,339	23,888,023	23,724,749
- FINAME	283,557	1,659,581	2,418,691	9,042,635	13,404,464	11,773,849
- BNDES	705,207	1,103,457	1,194,885	7,079,357	10,082,906	11,656,865
- National Treasury	-	-	398,268	-	398,268	292,455
- Other institutions	1,024	-	14	1,347	2,385	1,580
Total on December 31, 2022	989,788	2,763,038	4,011,858	16,123,339	23,888,023	
%	4.1	11.6	16.8	67.5	100.0	
Total on December 31, 2021	1,399,772	2,515,569	3,590,923	16,218,485		23,724,749
%	5.9	10.6	15.1	68.4		100.0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

R$ thousand

	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Borrowing:			
- In Brazil	850,524	1,307,650	120,529
- Overseas	675,421	(2,197,135)	4,742,218
- Foreign exchange variation from other assets and liabilities overseas	(111,134)	2,805,835	(1,933,473)
Subtotal borrowing	**1,414,811**	**1,916,350**	**2,929,274**
On-lending in Brazil:			
- BNDES	401,279	975,890	944,867
- FINAME	654,792	1,242,298	836,886
- National Treasury	11,195	19,022	2,840
- Other institutions	150	252	7
On-lending overseas:			
Payables to foreign bankers (Note 11a)	282,300	2,408,978	1,845,845
Subtotal on-lending	**1,349,716**	**4,646,440**	**3,630,445**
Total	**2,764,527**	**6,562,790**	**6,559,719**

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

R$ thousand

	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Savings deposits	4,959,529	9,351,219	4,268,873
Time deposits	19,022,478	32,706,362	11,175,855
Securities sold under agreements to repurchase	14,541,218	26,140,362	12,529,476
Securities issued (Note 18a)	11,782,426	21,101,371	7,543,275
Subordinated debts (Note 19b)	3,935,400	7,262,125	3,154,164
Other funding expenses	514,564	999,288	815,115
Subtotal	**54,755,615**	**97,560,727**	**39,486,758**
Inflation indexation and interest on insurance technical provisions, pension and capitalization (1)	**14,083,461**	**29,163,334**	**13,192,413**
Total	**68,839,076**	**126,724,061**	**52,679,171**

(1) Comprises the balance of financial income from insurance, pension plans and capitalization bonds (Note 9f III).

17) DEPOSITS FROM CUSTOMERS

R$ thousand

	On December 31, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - customers (1)	56,882,411	-	-	-	56,882,411	56,613,691
Savings deposits (1)	134,624,479	-	-	-	134,624,479	139,341,042
Time deposits (2)	22,068,965	42,698,802	83,393,981	251,013,568	399,175,316	373,771,517
Total on December 31, 2022	213,575,855	42,698,802	83,393,981	251,013,568	590,682,206	
%	36.2	7.2	14.1	42.5	100.0	
Total on December 31, 2021	222,968,554	47,974,278	61,694,101	237,089,317		569,726,250
%	39.2	8.4	10.8	41.6		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover; and

(2) Consider the maturities established in the contracts.

18) SECURITIES ISSUED

R$ thousand

	On December 31, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities – Brazil:						
- Letters of credit for real estate	272,738	10,336,923	28,832,069	11,816,815	51,258,545	41,461,933
- Letters of credit for agribusiness	629,060	8,586,759	17,830,809	4,129,585	31,176,213	17,300,060
- Financial bills	647,404	13,898,690	14,386,499	64,839,445	93,772,038	79,752,267
- Letters of credit guaranteed by property (1)	30,382	145,111	382,984	29,732,163	30,290,640	13,936,949
Subtotal	1,579,584	32,967,483	61,432,361	110,518,008	206,497,436	152,451,209
Securities – Overseas:						
- MTN Program Issues (2)	336,337	127,223	155,753	3,315,071	3,934,384	1,849,851
- Securitization of future flow of money orders received from overseas	4,282,359	-	-	4,174,085	8,456,444	9,136,961
- Issuance costs	-	-	-	-	-	(1,166)
Subtotal	4,618,696	127,223	155,753	7,489,156	12,390,828	10,985,646
Structured Operations Certificates	7,915	355,238	417,473	2,588,438	3,369,064	2,791,687
Total on December 31, 2022	6,206,195	33,449,944	62,005,587	120,595,602	222,257,328	
%	2.8	15.1	27.9	54.2	100.0	
Total on December 31, 2021	3,403,249	41,954,379	17,751,396	103,119,518		166,228,542
%	2.0	25.2	10.7	62.1		100.0

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$32,392,754 thousand (R$15,288,584 thousand in December 31, 2021), which complies with all the requirements determined by BACEN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 248 and 272 months and a term of 41 e 42 months, the credit rights correspond to 2.15% of total assets and 44.16% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 87.07% and 7.57%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 5,001/22; and

(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

	R$ thousand	
	2022	2021
Opening balance on January 1st	166,228,542	144,903,825
Issuance	101,692,599	105,221,591
Interest accrued	21,101,371	7,543,275
Settlement and interest payments	(64,795,895)	(92,274,643)
Foreign exchange variation	(1,969,289)	834,494
Closing balance on December 31	222,257,328	166,228,542

19) SUBORDINATED DEBT

a) Composition by maturity

				R$ thousand
	Original term in years	Nominal amount	On December 31, 2022	On December 31, 2021
In Brazil				
Financial bills:				
2022		-	-	5,413,488
2023	7	1,347,452	2,430,244	2,125,935
2024	7	67,450	118,737	105,003
2025	7	3,871,906	5,211,294	6,427,648
2027	7	401,060	492,360	430,028
2023	8	1,523,546	3,083,598	2,685,658
2024	8	136,695	243,608	214,204
2025	8	3,328,102	3,642,764	6,477,614
2026	8	694,800	932,713	821,253
2028	8	55,437	67,985	59,315
2024	9	4,924	12,354	10,653
2025	9	370,344	616,544	546,022
2027	9	89,700	129,175	113,969
2022		-	-	147,062
2023	10	688,064	1,643,525	1,504,108
2025	10	284,137	827,974	709,953
2026	10	196,196	438,172	380,719
2027	10	256,243	423,111	377,838
2028	10	248,300	402,261	355,845
2030	10	134,500	171,951	155,130
2030	8	2,368,200	2,581,541	-
2031	10	7,270,000	8,618,267	7,491,477
2032	10	5,378,500	5,813,434	-
2026	11	3,400	6,907	6,226
2027	11	47,046	80,272	70,532
2028	11	74,764	129,311	115,528
Perpetual		13,199,755	14,123,230	11,458,580
Subtotal in Brazil			52,241,332	48,203,788
Overseas:				
2022 (3)			-	6,255,730
Issuance costs on funding			-	(8,441)
Subtotal overseas			-	6,247,289
Total (1) (2) (3)			52,241,332	54,451,077

(1) It includes the amount of R$37,781,759 thousand (R$31,129,540 thousand on December 31, 2021), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose;

(2) The information on results is presented in Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds; and

(3) In February, 2022, the Bradesco Grand Cayman subordinated debt issued abroad reached its maturity date and was settled for R$6,138,550 thousand (R$8,314,720 thousand on December 31, 2021).

b) Movement of subordinated debts

	R$ thousand	
	2022	2021
Opening balance on January 1st	**54,451,077**	**53,246,232**
Issuance	9,796,000	9,130,200
Interest accrued	7,262,125	3,154,164
Settlement and interest payments	(18,768,306)	(11,165,628)
Exchange variation/Others	(499,564)	86,109
Closing balance on December 31	**52,241,332**	**54,451,077**

20) OTHER FINANCIAL LIABILITIES

	R$ thousand	
	On December 31, 2022	On December 31, 2021
Foreign exchange portfolio (Note 11a)	23,535,308	20,214,807
Interbank and interdepartmental accounts	37,317,929	31,256,372
Securities trading	3,838,998	3,992,900
Obligations for operations linked to assignment	4,484,287	5,199,819
Total	69,176,522	60,663,898

21) PROVISIONS

a) Insurance, Life and Pension Plans and Capitalization Bonds

I) Technical provisions by account

R$ thousand

	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,090,358	1,179,406	268,511,627	241,065,876	-	-	269,601,985	242,245,282
Mathematical reserve for vested benefits (PMBC)	682,205	695,210	12,526,030	11,884,439	-	-	13,208,235	12,579,649
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,718,702	7,156,662	7,718,702	7,156,662
Reserve for claims incurred but not reported (IBNR)	5,629,451	4,961,922	1,036,702	1,013,842	-	-	6,666,153	5,975,764
Unearned premium reserve	6,562,267	4,922,416	3,440,555	2,483,194	-	-	10,002,822	7,405,610
Reserve for unsettled claims (PSL)	5,154,119	4,997,915	2,007,778	1,991,086	-	-	7,161,897	6,989,001
Reserve for financial surplus (PET)	-	-	870,021	861,170	-	-	870,021	861,170
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,338,619	1,163,481	1,338,619	1,163,481
Other reserves	2,817,236	3,376,202	4,561,622	5,027,038	76,778	80,497	7,455,636	8,483,737
Total technical provisions	**21,935,636**	**20,133,071**	**292,954,335**	**264,326,645**	**9,134,099**	**8,400,640**	**324,024,070**	**292,860,356**

II) Guarantees for technical provisions – minimum and actual values

R$ thousand

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Total technical provisions	21,935,636	20,133,071	292,954,335	264,326,645	9,134,099	8,400,640	324,024,070	292,860,356
(+) Monetary effect on the preparation of LAT (3)	-	-	678,014	1,295,070	-	-	678,014	1,295,070
(-) Portion corresponding to contracted reinsurance	(4,924)	(10,186)	(21,655)	(16,037)	-	-	(26,579)	(26,223)
(-) Premiums receivables	(2,497,694)	(1,774,506)	-	-	-	-	(2,497,694)	(1,774,506)
(-) Unearned premium reserve – Health and dental insurance (4)	(2,308,455)	(1,849,070)	-	-	-	-	(2,308,455)	(1,849,070)
Technical provisions to be covered	17,124,563	16,499,309	293,610,694	265,605,678	9,134,099	8,400,640	319,869,356	290,505,627
Investment fund quotas (VGBL and PGBL)	-	-	233,561,256	209,419,706	-	-	233,561,256	209,419,706
Investment fund quotas (excluding VGBL and PGBL)	4,159,848	4,354,207	24,250,045	25,661,527	2,832,193	1,206,730	31,242,086	31,222,464
Government securities	14,232,086	14,003,541	35,625,853	34,567,252	6,558,550	7,877,850	56,416,489	56,448,643
Stocks	-	-	1,202,571	-	-	-	1,202,571	-
Private securities	205,881	-	793,191	270,249	-	-	999,072	270,249
Total assets held to guarantee technical provisions	18,597,815	18,357,748	295,432,916	269,918,734	9,390,743	9,084,580	323,421,474	297,361,062

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$2,718,990 thousand (R$3,280,927 thousand as of December 31, 2021) and the Reserve for Related Expenses of R$83,721 thousand (R$84,224 thousand as of December 31, 2021);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$2,820,984 thousand (R$3,047,124 thousand as of December 31, 2021), "Reserve for related expenses" of R$394,907 thousand (R$653,541 thousand as of December 31, 2021) and "Other technical provisions" of R$1,305,127 thousand (R$1,305,127 thousand as of December 31, 2021);

(3) The result of the most recent liability adequacy test, performed as of December 31, 2022, showed a total insufficiency of R$702,131 thousand, where R$678,014 thousand was offset due to the appreciation of the guaranteeing assets; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 521/22.

III) Other income from insurance, pension plans and capitalization bonds

	R$ thousand		
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Earned premiums	28,837,363	54,909,211	47,194,515
Pension plan contributions (including VGBL)	17,652,038	34,226,556	29,157,808
Capitalization bond revenues	3,206,783	6,368,642	5,493,340
Ceded coinsurance premiums	(39,441)	(76,150)	(45,879)
Refunded premiums	(13,154)	(25,137)	(24,669)
Net premiums earned	**49,643,589**	**95,403,122**	**81,775,115**
Reinsurance premiums paid	(45,383)	(59,488)	(60,614)
Insurance, pension plan and capitalization bond retained premiums	**49,598,206**	**95,343,634**	**81,714,501**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(20,505,113)	(39,389,654)	(34,097,239)
Capitalization bond prize draws and redemptions	(2,758,627)	(5,499,632)	(4,866,373)
Retained claims	(20,370,421)	(39,417,969)	(34,222,302)
Insurance, pension plan and capitalization expenses	(1,897,366)	(3,575,534)	(3,337,262)
Other income from insurance, pension plans and capitalization bonds	**4,066,678**	**7,460,844**	**5,191,325**

b) Other reserves

	R$ thousand	
	On December 31, 2022	On December 31, 2021
Provision for contingencies (Note 22)	21,476,537	23,979,615
Provision for Financial guarantees provided (I)	1,778,314	2,077,041
Other	12,698,909	10,622,535
Total	**35,953,760**	**36,679,191**

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is constituted based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale a combination of quantitative models and individualized analyzes is adopted.

	R$ thousand			
	On December 31, 2022		On December 31, 2021	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	35,397,222	(616,432)	35,279,837	(816,655)
Bank sureties	60,435,179	(1,160,341)	45,978,124	(1,257,801)
Others	2,128,531	(1,541)	2,209,132	(2,585)
Total	**97,960,932**	**(1,778,314)**	**83,467,093**	**(2,077,041)**

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification referring to banking products and services, the inclusion of information about debtors in the credit restriction registry the replacement of of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually monitored and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking

into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the saver to adhere, there is no estimate of how many will do so. It should be noted that Bradesco understands that it has a provision to cover the processes eligible for the aforementioned agreement.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) keep suspended the prosecution of all lawsuits without final judgment, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned even though there is a reasonable possibility of favorable outcome, based on Management's assessment considering the analysis of external legal counsel. The progress of cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored by Management. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,906,220 thousand (R$2,734,993 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,824,202 thousand (R$1,781,022 thousand on December 31, 2021): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on MTM - R$684,624 thousand (R$647,878 thousand on December 31, 2021): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$657,370 thousand (R$527,970 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services);

- INSS – Contribution to SAT – R$480,085 thousand (R$450,289 thousand on December 31, 2021): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

- INSS Autonomous Brokers – R$256,490 thousand (R$343,896 thousand on December 31, 2021): The Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as per new wording in Law No. 9,876/99.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

		R$ thousand
	On December 31, 2022	On December 31, 2021
Labor claims	6,009,966	6,729,107
Civil claims	7,989,207	9,178,471
Provision for tax risks	7,477,364	8,072,037
Total (Note 21b)	**21,476,537**	**23,979,615**

V - Changes in provisions – Provision expenses

			R$ thousand
	Labor	Civil	Tax
Balance on January 1st, 2022	**6,729,107**	**9,178,471**	**8,072,037**
Adjustment for inflation	762,281	409,432	511,159
Provisions, net of (reversals and write-offs)	906,488	1,214,974	(929,438)
Payments	(2,387,910)	(2,813,670)	(176,394)
Balance on December 31, 2022	**6,009,966**	**7,989,207**	**7,477,364**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2022, R$9,211,004 thousand (R$7,979,276 thousand on December 31, 2021) for civil claims and R$39,703,592 thousand (R$37,556,235 thousand on December 31, 2021) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$10,548,883 thousand (R$9,708,225 thousand on December 31, 2021): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2021 – R$8,054,885 thousand (R$7,455,648 thousand on December 31, 2021), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2001 to 2005 – R$5,757,539 thousand (R$5,450,794 thousand on December 31, 2021): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of

the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL deficiency note – 2008 to 2017 – R$2,976,879 thousand (R$875,658 thousand on December 31, 2021): relating to disallowance of expenses with credit losses;

- ISSQN – Commercial Leasing Companies – R$1,725,257 thousand (R$1,466,305 thousand on December 31, 2021): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- PIS and COFINS notifications and disallowances of compensations – R$1,563,374 thousand (R$1,501,667 thousand on December 31, 2021): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,250,549 thousand (R$1,168,741 thousand on December 31, 2021): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$728,777 thousand (R$686,308 thousand on December 31, 2021): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$173,351 thousand (R$507,915 thousand on December 31, 2021): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other subjects

There is currently a criminal case against two former members of Bradesco's board, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from the so-called Operation Zelotes, investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). There is an absolute sentence of the two former members of the board of Bradesco, pending transit in judgment.

23) OTHER LIABILITIES

		R$ thousand
	On December 31, 2022	On December 31, 2021
Sundry creditors (1)	4,742,937	4,971,568
Payment of taxes and other contributions	729,315	721,618
Credit card operations	3,649,784	3,944,174
Taxes and contributions payable	3,902,778	4,595,167
Liabilities for acquisition of assets and rights	1,204,021	1,375,489
Social and statutory	5,570,334	504,416
Obligations for quotas of investment funds	4,056,242	3,737,373
Other	5,136,239	6,501,780
Total	28,991,650	26,351,585

(1) Includes amounts due for the termination of the exclusivity right for the provision of financial services and products.

24) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31, 2022	On December 31, 2021
Common	5,338,393,881	4,870,579,247
Preferred	5,320,094,147	4,848,500,325
Subtotal	**10,658,488,028**	**9,719,079,572**
Treasury (common shares) (1)	(8,089,200)	(17,493,900)
Treasury (preferred shares) (1)	(8,228,600)	(12,051,100)
Total outstanding shares	**10,642,170,228**	**9,689,534,572**

(1) On December, 2022, there was a repurchase of shares held in treasury issued by the Company (item e).

b) Changes in quantity of outstanding shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2021	**4,853,085,347**	**4,836,449,225**	**9,689,534,572**
Increase of capital stock with issuance of shares – bonus of 10% (1)	485,308,534	483,644,922	968,953,456
Acquisition of treasury shares	(8,089,200)	(8,228,600)	(16,317,800)
Number of outstanding shares as at December 31, 2022	**5,330,304,681**	**5,311,865,547**	**10,642,170,228**

(1) It benefited the shareholders registered in the records of Bradesco on April 18, 2022.

In the Special Shareholders' Meeting of March 10, 2022, it was approved the proposal of the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$83,100,000 thousand to R$87,100,000 thousand, with a bonus of 10% (ten per cent) in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 968,953,456 new nominative-book entry shares, with no nominal value, whereby 485,308,534 are common and 483,644,922 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, approved by Bacen on March 31, 2022.

c) Profit reserves

		R$ thousand
	On December 31, 2022	On December 31, 2021
Profit reserves		
- Legal reserve (1)	12,584,615	11,548,007
- Statutory reserve (2)	60,979,593	56,122,893
Total	**73,564,208**	**67,670,900**

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and

(2) In order to maintain an operating margin compatible with the development of the Company's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

d) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on June 9, 2022, the Board of Executive Officers' proposal was approved for the payment of intermediate interest on equity to shareholders, related to the first half

of 2022, in the amount of R$2,000,000 thousand, of which R$0.178723065 per common share and R$0.196595372 per preferred share, which payment was made on June 30, 2022.

At a meeting of the Board of Directors on December 26, 2022, the Board of Executive Officers' proposal was approved for payment to complementary interest on equity to shareholders, related to the second half of 2022, in the amount of R$5,926,000 thousand, of which R$ $0.530368815 per common share and R$0.583405697 per preferred share, whose payment will be made on March 8, 2023.

Interest on shareholders' equity for the year ended December 31, 2022, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	20,732,172	
(-) Legal reserve	1,036,608	
Adjusted calculation basis	**19,695,564**	
Monthly and intermediary interest on shareholders' equity (gross), paid	4,246,162	
Additional provisioned interest on equity (gross)	5,926,000	
Withholding income tax on interest on shareholders' equity	(1,525,824)	
Interest on Shareholders' Equity (net) accumulated in December 31, 2022	8,646,338	43.90
Interest on Shareholders' Equity (net) accumulated in December 31, 2021	8,154,076	39.11

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	R$ thousand Net amount paid/provisioned
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.206998	0.227698	2,040,089	306,013	1,734,076
Intermediary interest on shareholders' equity paid	0.490007	0.539008	5,000,000	750,000	4,250,000
Supplementary interest on shareholders´ equity paid	0.019660	0.021625	200,000	30,000	170,000
Supplementary dividends paid	0.196595	0.216255	2,000,000	-	2,000,000
Total year ended on December 31, 2021	0.913260	1.004586	9,240,089	1,086,013	8,154,076
Monthly interest on shareholders' equity paid	0.206998	0.227698	2,246,162	336,924	1,909,238
Intermediary interest paid on shareholders' equity (1)	0.178723	0.196595	2,000,000	300,000	1,700,000
Supplementary interest on shareholders' equity provisioned (2)	0.530369	0.583406	5,926,000	888,900	5,037,100
Total year ended on December 31, 2022	0.916090	1.007699	10,172,162	1,525,824	8,646,338

(1) Paid on June 30, 2022; and
(2) To be paid on March 8, 2023.

e) Treasury shares

In the Special Shareholders' Meeting held on March 10, 2022, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 29,545,000 nominative-book-entry shares was approved, being 17,493,900 common shares and 12,051,100 preferred shares, without reduction of share capital (which was also approved by Bacen on March 31, 2022).

On May 5, 2022, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 06, 2022 to November 06, 2022, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On December 31, 2022, 8,089,200 common shares and 8,228,600 preferred shares remained in treasury, in the amount of R$224,377 thousand. The minimum, average and maximum cost per

common share is R$12.41, R$12.91 and R$13.47 and per preferred share is R$13.91, R$14.58 and R$15 .45 respectively. The market value of these shares, on December 31, 2022, was R$13.47 per common share and R$15.15 per preferred share.

f) Earnings per share

i. Basic earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	Year ended on December 31	
	2022 (1)	2021 (1)
Net earnings attributable to the Organization's common shareholders (R$ thousand)	9,896,880	10,476,174
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	10,835,292	11,469,514
Weighted average number of common shares outstanding (thousands)	5,337,877	5,348,875
Weighted average number of preferred shares outstanding (thousands)	5,319,573	5,327,248
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.85	1.96
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.04	2.15

(1) For the calculation of earnings per share, the quantity of shares in all periods has been adjusted to retrospectively reflect the split of shares, approved at the Extraordinary General Meeting of March 10, 2022, in the proportion of 1 new share for every 10 held.

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of December 31, 2022, the balance of minority interests in subsidiaries was R$737,991 thousand (R$713,955 thousand on December 31, 2021), represented, primarily by Odontoprev.

26) FEE AND COMMISSION INCOME

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Credit card income	4,765,448	9,088,525	7,510,685
Checking account	3,812,749	7,704,791	7,980,149
Loans	1,247,298	2,682,408	2,776,672
Collections	918,235	1,851,107	1,970,919
Consortium management	1,068,593	2,250,563	2,202,959
Asset management	617,111	1,256,998	1,340,761
Underwriting/ Financial advisory services	560,635	1,032,534	1,213,016
Custody and brokerage services	658,461	1,320,982	1,293,899
Payments	217,670	440,319	440,155
Other	467,013	892,785	800,020
Total	**14,333,213**	**28,521,012**	**27,529,235**

27) PAYROLL AND RELATED BENEFITS

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Salaries	5,661,755	10,998,825	10,247,413
Benefits	2,908,434	5,374,231	4,600,686
Social security charges	1,944,619	3,724,122	3,399,639
Employee profit sharing	802,821	1,722,066	1,843,861
Training	75,761	120,135	89,359
Total	**11,393,390**	**21,939,379**	**20,180,958**

28) OTHER ADMINISTRATIVE EXPENSES

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Outsourced services	2,812,231	5,282,111	5,040,190
Depreciation and amortization	1,856,211	3,528,028	3,113,431
Data processing	1,177,227	2,160,503	2,248,464
Communication	527,540	1,101,727	1,253,156
Asset maintenance	731,395	1,405,984	1,304,469
Rental	611,118	1,211,012	1,225,394
Financial system services	896,274	1,561,041	1,142,628
Advertising and marketing	1,043,636	1,870,379	1,340,104
Security and surveillance	289,800	582,261	581,656
Transport	399,580	780,222	703,416
Water, electricity and gas	155,451	358,376	356,177
Supplies	58,018	113,748	109,666
Travel	63,326	91,414	33,982
Other	865,236	1,574,686	1,243,162
Total	**11,487,043**	**21,621,492**	**19,695,895**

29) TAX EXPENSES

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Contribution for Social Security Financing (COFINS)	2,673,128	5,350,004	4,437,821
Social Integration Program (PIS) contribution	424,224	845,016	694,888
Tax on Services (ISSQN)	497,290	991,419	1,257,987
Municipal Real Estate Tax (IPTU) expenses	33,586	115,844	110,194
Other	145,417	263,400	327,567
Total	**3,773,645**	**7,565,683**	**6,828,457**

30) OTHER OPERATING INCOME

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Other interest income	2,272,516	3,949,384	1,704,700
Reversal of other operating provisions	2,516,103	5,112,327	3,579,010
Revenues from recovery of charges and expenses	208,339	563,656	410,731
Other	2,110,447	4,568,048	2,008,647
Total	7,107,405	14,193,415	7,703,088

31) OTHER OPERATING EXPENSES

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Other finance costs	831,519	1,726,213	2,372,495
Sundry losses	386,291	825,743	474,921
Discount granted	952,575	2,293,821	1,684,087
Commissions on loans and financing	316,406	685,085	722,036
Intangible assets amortization - payroll	616,952	1,215,248	1,320,447
Goodwill amortization (Note 14a)	222,203	513,789	1,251,918
Card marketing expenses	1,842,319	3,478,163	3,078,632
Other (1)	4,941,301	10,488,394	8,415,200
Total	10,109,566	21,226,456	19,319,736

(1) On December 31, 2022, includes impairment losses on: acquisition of right to provide financial services, in the amount of R$175,259 thousand (R$713,113 thousand in 2021); fixed/intangible assets, in the amount of R$6,920 thousand and software/hardware, in the amount of R$13 thousand (R$24,360 thousand in 2021). On December 31, 2021, it included expenses with the provision for restructuring, in the amount of R$800,534 thousand, mainly related to the branch network and its structures.

32) NON-OPERATING INCOME (LOSS)

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Gain/loss on sale and write-off of assets and investments (1)	139,844	662,967	25,894
Recording/reversal of non-operating provisions (2)	(106,229)	(203,483)	(324,519)
Other	32,136	88,522	61,522
Total	65,751	548,006	(237,103)

(1) In 2022, includes gains related to the demutualization of the CIP (*Câmara Interbancária de Pagamentos*); and
(2) Primarily includes the provision for devaluation of non-financial assets held for sale.

33) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Income before income tax and social contribution	4,454,054	23,893,600	30,495,649
Total burden of income tax and social contribution at the current rates	(2,004,324)	(10,752,120)	(13,723,042)
Effect on the tax calculation:			
Equity investment in unconsolidated and jointly controlled companies	330,606	631,144	388,861
Net non-deductible expenses of non-taxable income	473,812	581,298	427,769
Interest on shareholders' equity (paid and payable)	2,433,005	4,577,308	3,258,040
Other amounts (1) (2)	1,076,471	2,034,448	1,306,893
Income tax and social contribution for the period	2,309,570	(2,927,922)	(8,341,479)

(1) It basically includes: (i) the exchange variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of non-bank financial companies, insurance companies and non-financial companies, in relation to the shown; and (iii) incentive deductions; and
(2) On July 28, 2020, Law No. 14,031 was enacted, which changed, as of the 2021 financial year, the tax treatment levied on the exchange rate variation of the portion with risk coverage (hedge) of investments in foreign operations, registered in accordance with the accrual basis, which must be computed in the determination of the taxable income and on the basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country, in the proportion of: i) 50%, in the year 2021; and ii) 100%, from the year 2022.

b) Breakdown of income tax and social contribution in the income statement

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Current taxes:			
Income tax and social contribution payable	350,215	(5,838,068)	(5,811,155)
Deferred taxes:			
Constitution/realization in the period on temporary additions and exclusions	1,086,732	2,573,371	(2,622,375)
Use of opening balances of:			
Social contribution loss	309,583	(44,551)	(132,605)
Income tax loss	394,612	(45,106)	(176,144)
Constitution in the period of:			
Social contribution loss	9,461	78,056	117,270
Income tax loss	158,967	348,376	283,530
Total deferred tax expense	1,959,355	2,910,146	(2,530,324)
Income tax and social contribution for the period	2,309,570	(2,927,922)	(8,341,479)

c) Deferred income tax and social contribution

	Balance on December 31, 2021	Amount recorded	Amount realized	Balance on December 31, 2022
				R$ thousand
Expected credit loss associated with credit risk	43,683,213	18,312,705	(11,840,417)	50,155,501
Civil provisions	4,011,932	367,680	(870,211)	3,509,401
Tax provisions	3,401,251	317,754	(456,636)	3,262,369
Labor provisions	2,996,377	431,565	(741,377)	2,686,565
Impairment of securities and investments	3,912,172	365,604	(1,836,528)	2,441,248
Non-financial assets held for sale	845,667	167,780	(251,647)	761,800
Fair value adjustment of trading securities and derivatives	353,503	68,298	(341,282)	80,519
Amortization of goodwill	199,654	23,551	(11,120)	212,085
Other	5,471,297	2,561,969	(2,887,105)	5,146,161
Total deductible taxes on temporary differences	**64,875,066**	**22,616,906**	**(19,236,323)**	**68,255,649**
Income tax and social contribution losses in Brazil and overseas	18,701,919	516,281	(89,657)	19,128,543
Subtotal	**83,576,985**	**23,133,187**	**(19,325,980)**	**87,384,192**
Adjustment to fair value of available-for-sale securities	2,189,313	2,749,394	(803,883)	4,134,824
Total deferred tax assets	**85,766,298**	**25,882,581**	**(20,129,863)**	**91,519,016**
Deferred tax liabilities (Note 33e)	**5,595,140**	**1,922,514**	**(1,810,631)**	**5,707,023**
Deferred tax assets, net of deferred tax liabilities	**80,171,158**	**23,960,067**	**(18,319,232)**	**85,811,993**
- Percentage of net deferred tax assets on capital	**53.4%**			**59.5%**
- Percentage of net deferred tax assets over total assets	**4.8%**			**4.8%**

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2022, there was a total of R$16,550 thousand (R$12,681 thousand as of December 31, 2021) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable under the technical study and analyses made by the Board as required by Bacen.

In view of the short period of validity of the increase in the CSLL rate (from 20% to 21%), determined by Law No. 14,446, of September 2, 2022, it did not have a material impact on the consolidated financial statements.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	On December 31 - R$ thousand
2023	9,143,650	7,204,782	344,393	100,297	16,793,122
2024	11,640,583	9,156,953	133,182	63,043	20,993,761
2025	4,346,427	3,449,412	89,101	53,829	7,938,769
2026	5,001,532	3,975,611	92,844	49,919	9,119,906
2027	4,862,983	3,694,865	111,098	60,326	8,729,272
2028	1,471,329	1,164,723	1,757,587	1,385,164	5,778,803
2029	196,417	146,892	2,654,645	2,142,584	5,140,538
2030	949,482	729,715	2,834,462	2,270,521	6,784,180
2031	350,204	208,517	2,202,318	2,382,721	5,143,760
2032	337,110	224,462	91,777	308,732	962,081
Total	38,299,717	29,955,932	10,311,407	8,817,136	87,384,192

The projected realization of tax credits is an estimate and is not directly related to expected accounting profits. As of calendar year 2025, the new rules for losses incurred in receiving credits, established by Law No. 14,467/2022, were contemplated. For more information, see note 38 n.

On December 31, 2022, the present value of tax credits, calculated considering the average funding rate, net of tax effects, amounts to R$77,682,708 thousand (R$76,415,054 thousand in December 2021), of which: R$62,480,443 thousand (R$60,621,807 thousand in December 2021) of temporary differences and R$15,202,265 thousand (R$15,793,247 thousand in December 2021) of tax loss and negative basis of social contribution.

e) Deferred tax liabilities

				R$ thousand
	Balance on December 31, 2021	Amount recorded	Realized/Decrease	Balance on December 31, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	807,714	(1,321,322)	1,310,556
Difference in depreciation	274,687	159,812	(3)	434,496
Judicial deposit	2,326,652	586,930	(177,699)	2,735,883
Other	848,344	352,560	(36,000)	1,164,904
Total deferred liabilities on temporary exclusions	**5,273,847**	**1,907,016**	**(1,535,024)**	**5,645,839**
Adjustment to fair value of available-for-sale securities	321,293	15,498	(275,607)	61,184
Total deferred tax expense (Note 33c)	**5,595,140**	**1,922,514**	**(1,810,631)**	**5,707,023**

34) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to manage the Organization, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

R$ thousand

	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	20,548,372	192,382	(894,210)	19,846,544
Interbank investments and Compulsory deposits with the Brazilian Central Bank	224,452,963	29,447	(511,840)	223,970,570
Securities and derivative financial instruments	728,795,686	7,224,430	43,862,623	779,882,739
Loans and leases	546,845,024	-	(513,322)	546,331,702
Other financial instruments	168,482,446	2,148,186	(1,194,866)	169,435,766
Expected credit loss associated with credit risk	(57,740,555)	(166)	-	(57,740,721)
Deferred income tax assets	91,519,016	542,667	-	92,061,683
Investments in associates and jointly controlled entities	9,042,041	(5,481,876)	-	3,560,165
Premises and equipment	7,876,167	317,005	-	8,193,172
Intangible assets and goodwill, net	16,034,112	3,715,760	-	19,749,872
Other assets	26,600,909	1,799,664	(443,446)	27,957,127
Accumulated impairment of non-financial assets	(3,131,714)	129,712	-	(3,002,002)
Total on December 31, 2022	**1,779,324,467**	**10,617,211**	**40,304,939**	**1,830,246,617**
Total on December 31, 2021	**1,653,665,568**	**10,413,213**	**31,138,435**	**1,695,217,216**

R$ thousand

	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	281,948,038	2,079,713	39,588,537	323,616,288
Deposits from customers	590,682,206	(265,642)	2,769,617	593,186,181
Securities issued	222,257,328	-	4,557,780	226,815,108
Subordinated debt	52,241,332	-	-	52,241,332
Derivative financial instruments	13,341,324	-	(1,805,059)	11,536,265
Other financial liabilities	69,176,522	(1,892,590)	(406,401)	66,877,531
Provisions	359,977,830	1,299,061	(27,374)	361,249,517
Deferred tax liabilities	5,707,023	71,815	-	5,778,838
Other liabilities	28,991,650	8,314,736	(4,372,161)	32,934,225
Non-controlling shareholders	737,991	1,010,118	-	1,748,109
Shareholders' equity	154,263,223	-	-	154,263,223
Total on December 31, 2022	**1,779,324,467**	**10,617,211**	**40,304,939**	**1,830,246,617**
Total on December 31, 2021	**1,653,665,568**	**10,413,213**	**31,138,435**	**1,695,217,216**

R$ thousand

	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	181,936,553	2,624,549	2,167,017	186,728,119
Expenses from financial intermediation	(104,123,517)	(484,249)	(4,765,294)	(109,373,060)
Financial margin	**77,813,036**	**2,140,300**	**(2,598,277)**	**77,355,059**
Expected Credit Loss Associated with Credit Risk expense	(31,482,731)	(43,142)	-	(31,525,873)
Gross income from financial intermediation	**46,330,305**	**2,097,158**	**(2,598,277)**	**45,829,186**
Other income from insurance, pension plans and capitalization bonds	7,460,844	-	-	7,460,844
Fee and commission income and income from banking fees	28,521,012	4,977,457	1,976,003	35,474,472
Personnel expenses	(21,939,379)	(763,928)	-	(22,703,307)
Other administrative expenses	(21,621,492)	(1,035,520)	594,059	(22,062,953)
Tax expenses	(7,565,683)	(521,838)	-	(8,087,521)
Share of profit (loss) of associates and jointly controlled entities	1,402,543	(1,170,081)	-	232,462
IR/CS and Other income/expenses	(11,855,978)	(3,583,248)	28,215	(15,411,011)
Net Income/Accumulated Loss as of December 31, 2022	**20,732,172**	-	-	**20,732,172**
Net Income/Accumulated Loss as of December 31, 2021	**21,945,688**	-	-	**21,945,688**
Profit or loss on 6 month period ended December 31, 2022	**6,647,656**	-	-	**6,647,656**

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	13,712,624	6,922,293	613,865	5,393	486	(1,408,117)	19,846,544
Interbank investments and Compulsory deposits with the Brazilian Central Bank	223,092,642	877,928	-	-	-	-	223,970,570
Securities and derivative financial instruments	422,987,730	20,953,094	342,626,661	8,586	3,527,024	(10,220,356)	779,882,739
Loans and leases	503,205,284	74,778,539	-	-	-	(31,652,121)	546,331,702
Other financial instruments	163,706,069	617,769	9,821,467	19,490	130,231	(4,859,260)	169,435,766
Expected credit loss associated with credit risk	(56,331,097)	(1,409,624)	-	-	-	-	(57,740,721)
Deferred income tax assets	86,202,852	204,989	5,488,185	1,199	164,458	-	92,061,683
Investments in associates and jointly controlled entities	68,419,475	-	2,950,880	-	1,191	(67,811,381)	3,560,165
Premises and equipment	6,114,392	61,942	2,016,510	314	14	-	8,193,172
Intangible assets and goodwill, net	16,867,898	35,904	2,845,464	292	314	-	19,749,872
Other assets	21,819,368	1,151,877	4,939,569	1,421	47,508	(2,616)	27,957,127
Accumulated impairment of non-financial assets	(2,985,201)	-	(16,689)	-	(112)	-	(3,002,002)
Total on December 31, 2022	**1,466,812,036**	**104,194,711**	**371,285,912**	**36,695**	**3,871,114**	**(115,953,851)**	**1,830,246,617**
Total on December 31, 2021	**1,358,128,703**	**127,643,287**	**342,140,696**	**35,152**	**5,495,625**	**(138,226,247)**	**1,695,217,216**

	Brazil	Overseas	Brazil	Overseas	Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
Liabilities							
Deposits from banks	343,837,964	14,002,889	-	-	-	(34,224,565)	323,616,288
Deposits from customers	552,225,368	42,296,978	-	-	-	(1,336,165)	593,186,181
Securities issued	222,132,379	12,389,132	-	-	-	(7,706,403)	226,815,108
Subordinated debt	52,241,332	-	-	-	-	-	52,241,332
Derivative financial instruments	8,849,928	2,695,328	1,053	-	-	(10,044)	11,536,265
Other financial liabilities	66,862,872	14,659	-	-	-	-	66,877,531
Provisions	29,978,313	99,923	331,052,294	22,582	99,849	(3,444)	361,249,517
Deferred tax liabilities	5,183,162	43,219	526,029	-	26,428	-	5,778,838
Other liabilities	30,123,535	1,041,666	6,600,901	1,998	27,972	(4,861,847)	32,934,225
Non-controlling shareholders	1,113,960	31,610,917	33,105,635	12,115	3,716,865	(67,811,383)	1,748,109
Shareholders' equity	154,263,223	-	-	-	-	-	154,263,223
Total on December 31, 2022	**1,466,812,036**	**104,194,711**	**371,285,912**	**36,695**	**3,871,114**	**(115,953,851)**	**1,830,246,617**
Total on December 31, 2021	**1,358,128,703**	**127,643,287**	**342,140,696**	**35,152**	**5,495,625**	**(138,226,247)**	**1,695,217,216**

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	148,298,661	3,965,594	36,246,642	3,486	400,777	(2,187,041)	186,728,119
Expenses from financial intermediation	(80,557,075)	(1,839,670)	(29,163,334)	-	(22)	2,187,041	(109,373,060)
Financial margin	**67,741,586**	**2,125,924**	**7,083,308**	**3,486**	**400,755**	-	**77,355,059**
Expected Credit Loss Associated with Credit Risk expense	(32,113,525)	587,652	-	-	-	-	(31,525,873)
Gross income from financial intermediation	**35,628,061**	**2,713,576**	**7,083,308**	**3,486**	**400,755**	-	**45,829,186**
Other income from insurance, pension plans and capitalization bonds	-	-	7,410,659	14,678	-	35,507	7,460,844
Fee and commission income and income from banking fees	33,243,717	585,063	1,701,005	-	7,274	(62,587)	35,474,472
Personnel expenses	(19,867,023)	(454,750)	(2,367,923)	(9,327)	(4,284)	-	(22,703,307)
Other administrative expenses	(20,540,221)	(435,818)	(1,628,421)	(7,436)	(7,895)	556,838	(22,062,953)
Tax expenses	(6,858,650)	(22,006)	(1,188,249)	(86)	(18,530)	-	(8,087,521)
Share of profit (loss) of associates and jointly controlled entities	107,424	-	125,038	-	-	-	232,462
IR/CS and Other income/expenses	(9,196,805)	(947,727)	(4,618,514)	(3,294)	(114,913)	(529,758)	(15,411,011)
Net Income/Accumulated Loss as of December 31, 2022	12,516,503	1,438,338	6,516,903	(1,979)	262,407	-	20,732,172
Net Income/Accumulated Loss as of December 31, 2021	15,832,279	866,561	5,340,884	3,096	(97,132)	-	21,945,688
Profit or loss on 6 month period ended December 31, 2022	2,238,591	1,056,120	3,112,684	(1,878)	242,139	-	6,647,656

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

35) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 642/10. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

								R$ thousand
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Assets								
Interbank investments	-	-	500,259	431,132	-	-	500,259	431,132
Securities and derivative financial instruments	87,464	113,137	245,323	246,293	-	-	332,787	359,430
Loans and other assets	11	11	709,437	127,391	205,947	186,714	915,395	314,116
Liabilities								
Demand deposits/Savings accounts	294	7,726	125,597	52,881	17,885	21,217	143,776	81,824
Time deposits	3,369,309	2,472,296	540,871	671,714	542,016	275,519	4,452,196	3,419,529
Securities sold under agreements to repurchase	17,191	969,421	7,644	14,556	-	-	24,835	983,977
Funds from issuance of securities and subordinated debts	17,095,011	14,179,462	-	-	940,719	763,057	18,035,730	14,942,519
Derivative financial instruments	-	-	-	34,815	-	-	-	34,815
Interest on own capital and dividends payable	1,911,306	54,732	-	-	-	-	1,911,306	54,732
Other liabilities	9,023	-	15,019,045	12,285,329	39,826	30,737	15,067,894	12,316,066

				6 month period ended December 31, 2022 - R$ thousand
	Shareholders of the parent (1)	Associates and jointly controlled companies (2)	Key Management Personnel (3)	Total
Income from financial intermediation	52,506	42,396	-	94,902
Financial intermediation expenses	(1,896,110)	(74,381)	(93,165)	(2,063,656)
Income from services provided	79	118,117	16	118,212
Other expenses net of other operating revenues	32,464	(996,132)	(14,571)	(978,239)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 12; and

(3) Members of the Board of Directors and the Board of Executive Officers.

	Year ended on December 31 - R$ thousand							
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2022	2021	2022	2021	2022	2021	2022	2021
Income from financial intermediation	84,645	25,474	109,208	42,458	-	-	193,853	67,932
Financial intermediation expenses	(2,572,100)	(814,492)	(142,603)	(80,270)	(152,757)	(44,837)	(2,867,460)	(939,599)
Income from services provided	166	159	180,582	103,150	35	145	180,783	103,454
Other expenses net of other operating revenues	67,354	64,417	(1,950,587)	(1,687,257)	(398,562)	118,348	(2,281,795)	(1,504,492)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 12; and

(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2022, the maximum amount of R$778,650 thousand was determined for the remuneration of the Directors and R$554,872 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Key Management Personnel

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Remuneration	363,118	747,558	505,462
Total	363,118	747,558	505,462

Post-employment benefits

			R$ thousand
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Defined contribution supplementary pension plans	311,090	554,872	516,118
Total	311,090	554,872	516,118

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On December 31, 2022	On December 31, 2021
• Common shares	0.34%	0.33%
• Preferred shares	0.83%	0.80%
• Total shares (1)	0.58%	0.57%

(1) On December 31, 2022, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.62% of common shares, 0.87% of preferred shares and 1.75% of all shares (2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares on December 31, 2021).

36) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Chief Executive Officer in the performance of his attributions related to the management and control of all risks and capital of the Organization; and
- Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, propose improvements and challenge the Organization's risk structure in the face of new trends and/or threats, as well as advise the Board of Directors on performance of its attributions in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the year ended on December 31, 2022, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousand	
	Basel III	
	On December 31, 2022	On December 31, 2021
	Prudential	
Regulatory capital - values		
Common equity	106,500,779	119,106,689
Level I	120,624,009	130,565,269
Reference Equity - RE	144,282,538	150,236,230
Excess of resources invested in permanent assets	-	-
PR Highlight	-	-
Risk-weighted assets (RWA) - amounts	-	
Total RWA	971,611,195	953,325,685
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.0%	12.5%
Level 1 Index	12.4%	13.7%
Basel Ratio	14.8%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.00%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.00%
Excess Margin of Common Equity	2.96%	4.99%
Leverage Ratio (AR)		
Total exposure	1,639,736,361	1,530,418,615
AR	7.4%	8.5%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	198,600,676	177,885,181
Total net cash outflow	124,038,502	128,779,954
LCR	160.1%	138.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	877,734,697	803,600,023
Stable resources required (RSF)	728,633,715	686,072,267
NSFR	120.5%	117.1%

(1) Failure to comply with ACP rules causes restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

c) Indicator of Global Systemic Importance (IAISG)

According to the Resolutions No. 171/21 and No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important.

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated

Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)	R$ thousand	
	On December 31, 2022	On December 31, 2021
Fixed rates	1,498	1,693
IGPM/IPCA	3,629	2,008
Exchange coupon	38	21
Foreign currency	1,854	951
Equities	1,964	450
Sovereign/Eurobonds and Treasuries	3,524	3,049
Other	1,439	2,828
Correlation/diversification effect	(8,252)	(7,404)
VaR (Value at Risk)	**5,694**	**3,596**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, For example: for a Real/US dollar exchange rate of R$5.29 a scenario of R$5.34 was used, while for a 1-year fixed interest rate of 13.41%, a 13.42% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.29 a scenario of R$6.61 was used, while for a 1-year fixed interest rate of 13.41%, a 16.76% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.29 a scenario of R$7.94 was used, while for a 1-year fixed interest rate of 13.41%, a 20.12% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

							R$ thousand
		Trading Portfolio (1)					
		On December 31, 2022			On December 31, 2021		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(63)	(21,058)	(41,285)	(273)	(72,496)	(137,888)
Price indexes	Exposure subject to variations in price index coupon rates	(3,129)	(51,918)	(110,853)	(2,069)	(58,427)	(115,254)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2)	(339)	(670)	(1)	(18)	(36)
Foreign currency	Exposure subject to exchange rate variations	800	20,000	40,000	(373)	(9,334)	(18,668)
Equities	Exposure subject to variation in stock prices	(130)	(3,256)	(6,512)	(47)	(1,177)	(2,355)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	42	3,942	7,744	(363)	(3,114)	(6,295)
Other	Exposure not classified in other definitions	(135)	(866)	(1,730)	(436)	(2,387)	(4,765)
Total excluding correlation of risk factors		**(2,618)**	**(53,495)**	**(113,308)**	**(3,562)**	**(146,955)**	**(285,262)**

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 326bps and 633bps (scenarios 2 and 3 respectively) as of December 31, 2022 (December 31, 2021 - the values were approximately 287 bps and 560 bps in scenarios 2 and 3 respectively).

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand					
		Trading and Banking Portfolios (1)					
		On December 31, 2022			On December 31, 2021		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(7,204)	(2,730,345)	(5,582,444)	(13,603)	(3,642,541)	(7,039,005)
Price indexes	Exposure subject to variations in price index coupon rates	(20,236)	(2,290,418)	(4,152,134)	(26,327)	(3,142,601)	(5,586,279)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,134)	(135,476)	(259,477)	(1,488)	(70,758)	(138,972)
Foreign currency	Exposure subject to exchange rate variations	8,450	211,248	422,496	(5,539)	(138,469)	(276,938)
Equities	Exposure subject to variation in stock prices	(33,013)	(825,318)	(1,650,636)	(21,015)	(525,366)	(1,050,731)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	943	(47,166)	(94,368)	(1,933)	(71,314)	(140,945)
Other	Exposure not classified in other definitions	(158)	(1,432)	(2,862)	(439)	(2,809)	(5,610)
Total excluding correlation of risk factors		(52.352)	(5,818,907)	(11,319,425)	(70,344)	(7,593,858)	(14,238,480)

(1) Amounts net of tax effects; and
(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 346bps and 675bps (scenarios 2 and 3 respectively) as of December 31, 2022 (December 31, 2021 - the values were approximately 280 bps and 570 bps in scenarios 2 and 3 respectively).

e) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and the environment. The social and environmental risks associated with financial institutions are mostly indirect and arise from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a governance structure, composed of committees, policies, rules and procedures, which ensures the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with the BCB Resolutions and observes the principles of relevance and proportionality, necessary in view of the complexity of the Organization's financial products and the Organization's profile of activities.

The Organization seeks to constantly incorporate and improve the criteria for managing socio-environmental risk arising from business relationships with customers, through credit and financing operations, guarantees, suppliers and investments, which make up the scope of analysis reflected in the Risk Standard. Organization's Social, Environmental and Climate Change.

The Organization assumed several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Actions for the Environment (UNEP-FI), the Global Compact, among others.

In addition, the Organization has been a signatory to the Equator Principles since 2004, which assesses, among other requirements, working conditions, respect for human rights and impacts on traditional communities and the environment of financed projects, in compliance with Brazilian legislation, the guidelines of the International Finance Corporation (IFC) and World Bank Health, Safety and Environment Guidelines.

f) Climate Risk

Climate risks represent the possibility of financial losses for the Organization due to the potential impacts resulting from changes caused by the climate. These changes may derive from physical factors brought about by climatic events or by regulatory, technological, market or reputational changes resulting from the transition to a low carbon economy. The climate risks associated with financial institutions are mostly indirect and arise from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The climate risk management process has a governance structure, composed of committees, policies, rules and procedures, which ensures the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with BCB resolutions and observes the principles of relevance and proportionality, which are necessary given the complexity of financial products and the Organization's profile of activities.

The Organization seeks to constantly incorporate and improve the criteria for managing climate risks arising from business relationships with customers, through credit and financing operations, guarantees, suppliers and investments, which make up the scope of analysis reflected in the Risk Standard. Organization's Social, Environmental and Climate Change.

The Organization assumed commitments related to climate aspects, with emphasis on the Net Zero Banking Alliance (NZBA), Principles for Responsible Investment (PRI) in addition to being a signatory to the Global Compact and integrating the United Nations Environment Program (UNEP- FI) and since 2019 has participated in sectoral initiatives focused on the development of methodologies and tools for managing climate risks for the banking industry, in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

g) Statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousand
	On December 31, 2022			On December 31, 2021
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	**20,548,372**	**12,069,633**	**8,478,739**	**7,810,562**
Financial instruments	**1,665,001,949**	**1,557,992,801**	**107,009,148**	**110,908,349**
- Interbank investments	122,479,579	121,598,722	880,857	2,234,018
- Compulsory deposits with the Brazilian Central Bank	101,973,384	101,877,679	95,705	113,094
- Securities	712,537,190	681,397,341	31,139,849	32,593,958
- Derivative financial instruments	16,258,496	13,882,297	2,376,199	379,590
- Loans	543,270,854	497,536,681	45,734,173	47,680,193
- Other financial instruments	168,482,446	141,700,081	26,782,365	27,907,496
Leases	**3,574,170**	**3,574,170**	-	-
Expected credit loss associated with credit risk	**(57,740,555)**	**(56,330,931)**	**(1,409,624)**	**(2,367,723)**
- Loans	(51,703,525)	(50,293,901)	(1,409,624)	(2,367,701)
- Leases	(45,795)	(45,795)	-	-
- Other receivables	(5,991,235)	(5,991,235)	-	(22)
Deferred income tax assets	**91,519,016**	**91,312,828**	**206,188**	**4,431**
Investments in associates and jointly controlled entities	**9,042,041**	**9,042,041**	-	-
Premises and equipment	**20,965,376**	**20,745,238**	**220,138**	**196,638**
Intangible assets	**42,225,480**	**42,022,968**	**202,512**	**203,518**
Accumulated depreciation and amortization	**(39,280,577)**	**(38,956,380)**	**(324,197)**	**(327,909)**
- Premises and equipment	(13,089,209)	(12,931,327)	(157,882)	(161,249)
- Intangible assets	(26,191,368)	(26,025,053)	(166,315)	(166,660)
Other assets	**26,600,909**	**25,447,611**	**1,153,298**	**656,185**
Accumulated impairment of non-financial assets	**(3,131,714)**	**(3,131,714)**	-	**(4,863)**
Total assets	**1,779,324,467**	**1,663,788,265**	**115,536,202**	**117,079,188**
Liabilities				
Deposits and other financial liabilities	**1,229,646,750**	**1,134,677,415**	**94,969,335**	**121,106,581**
- Deposits from banks	281,948,038	258,324,427	23,623,611	36,018,086
- Deposits from customers	590,682,206	551,599,064	39,083,142	49,306,468
- Securities issued	222,257,328	209,868,196	12,389,132	10,985,645
- Subordinated debts	52,241,332	52,241,332	-	6,247,289
- Derivative financial instruments	13,341,324	8,716,629	4,624,695	4,281,897
- Other financial liabilities	69,176,522	53,927,767	15,248,755	14,267,196
Provisions	**359,977,830**	**359,855,092**	**122,738**	**226,357**
- Technical provision for insurance, pension plans and capitalization bonds	324,024,070	324,009,340	14,730	11,365
- Other reserves	35,953,760	35,845,752	108,008	214,992
Deferred tax liabilities	**5,707,023**	**5,663,804**	**43,219**	**157,898**
Other liabilities	**28,991,650**	**27,837,325**	**1,154,325**	**565,975**
Total liabilities	**1,624,323,253**	**1,528,033,636**	**96,289,617**	**122,056,811**
Shareholders' equity				
Equity attributable to shareholders of the parent	154,263,223	154,263,223	-	-
Non-controlling shareholders	737,991	737,991	-	-
Total Shareholders' equity	**155,001,214**	**155,001,214**	-	-
Total Liability and Shareholders' equity	**1,779,324,467**	**1,683,034,850**	**96,289,617**	**122,056,811**
Net position of assets and liabilities			**19,246,585**	**(4,977,623)**
Net position of derivatives (2)			(22,887,227)	2,344,269
Other net off-balance-sheet accounts (3)			(578,242)	(709,998)
Net foreign exchange position (passive) (4)			**(4,218,884)**	**(3,343,352)**

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in memorandum accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(1,961,627) thousand in the year ended December 31, 2022 (R$1,984,398 thousand in 2021), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$338,774 thousand (R$475,378 thousand in 2021).

II - The statement of financial position by maturity

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	20,548,372	-	-	-	-	20,548,372
Financial instruments	833,980,505	176,294,510	112,284,722	542,442,212	-	1,665,001,949
- Interbank investments (1)	101,591,182	13,079,329	5,465,465	2,343,603	-	122,479,579
- Compulsory deposits with the Brazilian Central Bank	101,877,752	95,632	-	-	-	101,973,384
- Securities (1) (2)	469,308,216	17,786,670	18,432,860	207,009,444	-	712,537,190
- Derivative financial instruments (1) (2)	5,168,944	1,435,707	563,585	9,090,260	-	16,258,496
- Loans	52,833,670	99,205,239	79,767,216	311,464,729	-	543,270,854
- Other financial instruments	103,200,741	44,691,933	8,055,596	12,534,176	-	168,482,446
Leases	255,941	542,035	642,045	2,134,149	-	3,574,170
Expected credit loss associated with credit risk	(20,152,592)	(7,898,665)	(6,600,099)	(23,089,199)	-	(57,740,555)
- Loans	(15,336,559)	(7,006,598)	(6,398,239)	(22,962,129)	-	(51,703,525)
- Leases	(1,942)	(7,970)	(8,168)	(27,715)	-	(45,795)
- Other receivables	(4,814,091)	(884,097)	(193,692)	(99,355)	-	(5,991,235)
Deferred income tax assets	2,645,252	14,862,002	5,525,164	68,486,598	-	91,519,016
Investments in associates and jointly controlled entities	-	-	-	-	9,042,041	9,042,041
Premises and equipment	205,045	1,025,229	1,230,274	4,644,667	770,952	7,876,167
Intangible assets	413,537	2,030,377	1,890,275	11,541,810	158,113	16,034,112
Other assets	12,932,726	1,202,122	1,897,528	10,568,533	-	26,600,909
Accumulated impairment of non-financial assets	(3,110,799)	(20,744)	-	(171)	-	(3,131,714)
Total on December 31, 2022	847,717,987	188,036,866	116,869,909	616,728,599	9,971,106	1,779,324,467
Total on December 31, 2021	793,328,987	178,705,128	104,650,984	568,423,590	8,556,879	1,653,665,568

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Liabilities						
Deposits and other financial liabilities	510,578,319	119,880,966	157,856,385	427,207,850	14,123,230	1,229,646,750
- Deposits from banks (1) (3)	226,805,329	29,303,971	9,368,638	16,470,100	-	281,948,038
- Deposits from customers (3)	213,575,855	42,698,802	83,393,981	251,013,568	-	590,682,206
- Securities issued	6,206,195	33,449,944	62,005,587	120,595,602	-	222,257,328
- Subordinated debts	3,843,477	1,511,037	1,802,852	30,960,736	14,123,230	52,241,332
- Derivative financial instruments	7,018,581	798,680	1,194,472	4,329,591	-	13,341,324
- Other financial liabilities	53,128,882	12,118,532	90,855	3,838,253	-	69,176,522
Provisions	286,265,744	1,179,594	1,534,670	70,997,822	-	359,977,830
- Technical provision for insurance, pension plans and capitalization bonds (3)	272,517,069	-	-	51,507,001	-	324,024,070
- Other reserves	13,748,675	1,179,594	1,534,670	19,490,821	-	35,953,760
Deferred tax liabilities	48,472	9,613	29,712	5,619,226	-	5,707,023

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Other liabilities	27,860,943	335,998	(44,780)	839,489	-	28,991,650
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	154,263,223	154,263,223
Non-controlling shareholders	-	-	-	-	737,991	737,991
Total Shareholders' equity	-	-	-	-	155,001,214	155,001,214
Total on December 31, 2022	824,753,478	121,406,171	159,375,987	504,664,387	169,124,444	1,779,324,467
Total on December 31, 2021	792,282,292	134,006,190	99,124,113	468,959,427	159,293,546	1,653,665,568

Net assets accumulated on December 31, 2022	22,964,509	89,595,204	47,089,126	159,153,338		
Net assets accumulated on December 31, 2021	1,046,695	45,745,633	51,272,504	150,736,667		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

37) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsored a defined contribution plan for its employees, called the Kirton Prev Benefit Plan, which had its sponsorship withdrawal process approved by PREVIC Ordinance No. 780, of August 23, 2022, both managed through MultiBRA – Pension Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well Health Plan of employees from Lloyds.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15, Bradesco and its subsidiaries, as sponsors of said plans, consider an economic and actuarial study to calculate actuarial commitments using the real rate of interest and recognizing the obligation in the financial statements. The funds guaranteeing the pension plans are investing in accordance with the applicable legislation (public and private bonds, shares of publicly-held companies and real estate companies). The main assumptions used by the independent actuary in the actuarial valuation are as follows:

Risk factors	On December 31	
	2022	2021
Nominal discount rate	3.50% - 9.72% p.a.	3.25% - 8.65% p.a.
Nominal rate of future salary increases	3.50% p.a.	3.25% p.a.
Nominal growth rate of social security benefits and plans	3.50% p.a.	3.25% p.a.
Initial rate of growth of medical costs	7.64% - 7.85% p.a.	7.38% - 7.90% p.a.
Inflation rate	3.50% p.a.	3.25% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of their assets to cover these obligations is represented below:

	R$ thousand			
	Retirement Benefits		Other post-employment benefits	
	Year ended on December 31		Year ended on December 31	
	2022	2021	2022	2021
(i) Projected benefit obligations:				
At the beginning of the year	2,998,669	3,182,128	841,118	966,430
Cost of current service	341	305	-	-
Interest cost	242,675	215,259	70,781	65,985
Participant's contribution	546	450	-	-
Actuarial gain/(loss) (1)	(158,724)	(155,242)	(72,297)	(146,763)
Past service cost - plan changes	-	-	-	-
Early elimination of obligations	(82,532)	-	-	(12,023)
Benefit paid	(260,072)	(244,231)	(39,067)	(32,511)
At the end of the year	2,740,903	2,998,669	800,535	841,118
(ii) Plan assets at fair value:				
At the beginning of the year	2,554,827	2,759,745	-	-
Expected earnings	206,439	186,324	-	-
Actuarial gain/(loss) (1)	34,067	(175,560)	-	-
Contributions received:			-	-
- Employer	26,283	28,025	-	-
- Employees	546	450	-	-
Early elimination of obligations	(94,745)	-		
Benefit paid	(259,662)	(244,157)	-	-
At the end of the year	2,467,755	2,554,827	-	-
(iii) Changes in the unrecoverable surplus:				
At the beginning of the year	7,452	310		-
Interest on the irrecoverable surplus	671	29		-
Change in irrecoverable surplus (1)	52,738	7,113		-
At the end of the year	60,861	7,452	-	-
(iv) Financed position:				
Deficit plans (2)	334,009	451,294	800,535	841,118
Net balance	334,009	451,294	800,535	841,118

(1) In the year ended December 31, 2022, the remeasurement effects recognized in Shareholders' Equity, in Other Comprehensive Income totaled R$(116,798) thousand (R$(65,671) Thousand in 2021), net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognized the actuarial obligation due in their financial statements.

The net cost/(benefit) of pension plans, recognized in the income statement, includes the following components:

	R$ - thousand	
	Year ended on December 31	
	2022	2021
Projected benefit obligations:		
Cost of service	12,554	1,325
Cost of interest on actuarial obligations	313,497	281,184
Expected earnings from the assets of the plan	(206,439)	(186,324)
Interest on irrecoverable surplus	671	29
Net cost/(benefit) of the pension plans	120,283	96,214

Maturity profile of the present value of defined benefit plan obligations for the coming years:

	R$ thousand	
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	9,29	11,06
2023	259,278	258,010
2024	273,014	262,825
2025	277,903	267,545
2026	282,232	271,811
2027	286,256	275,566
After 2028	1,466,040	1,413,941

In 2023, the expected contributions to the defined benefit plans are R$22,149 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium to long-term expectations of asset managers; and
- Private and public securities, a representative portion of the investment portfolio of the Company and its subsidiaries, whose profitability is higher than inflation plus interest, with short to long maturities deadline.

The funds guaranteeing the pension plans are invested in accordance with the legislation relevant (public and private bonds, shares of public companies and real estate) and the average allocation of assets belonging to the pension plan, by asset category, is as follows:

	On December 31							
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan	
	2022	2021	2022	2021	2022	2021	2022	2021
Asset categories								
Equities	-	10.4%	7.6%	8.9%	-	-	-	13.3%
Fixed income	93.2%	82.7%	86.7%	84.1%	100.0%	84.4%	-	86.7%
Real estate	5.0%	5.0%	1.5%	1.6%	-	-	-	-
Other	1.8%	1.9%	4.2%	5.4%	-	15.6%	-	-
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**-**	**100.0%**

The table below, of the sensitivity analysis of the obligations of the benefit plans, demonstrates the impact on actuarial exposure (7.64% - 9.72% p.a. - rate range used to calculate the present value of the table below) due to the change in the discount rate assumption and medical inflation by 1 p.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	10.65% - 10.72%	Increase of 1 p.p.	reduction	(282,906)
Discount rate	8.65% - 8.72%	Decrease of 1 p.p.	increase	329,233
Medical Inflation	8.64% - 8.85%	Increase of 1 p.p.	increase	79,812
Medical Inflation	6.64% - 6.85%	Decrease of 1 p.p.	reduction	(68,048)

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made, in the second half of 2022, were R$649,995 thousand and in the year ended December 31, 2022, were R$1,196,202 thousand (R$994,218 thousand in 2021).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and managers other benefits, including: health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses, including the contributions mentioned above, totaled, in the second half of 2022, the amount of R$2,984,195 thousand and in the year ended December 31, 2022, the amount of R$5,494,366 thousand (R$4,690,045 thousand in 2021).

38) OTHER INFORMATION

a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

				R$ thousand
	On September 30, 2022		On December 31, 2021	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	154,254,860	154,301,084	83,361,149	83,375,054
Compulsory deposits with the Brazilian Central Bank	114,279,790	114,279,790	87,317,302	87,317,302
Securities:				
- Trading securities	280,479,075	280,479,075	314,513,422	314,513,422
- Available-for-sale securities	318,768,381	318,768,381	287,582,478	287,582,478
- Held-to-maturity securities	104,226,822	103,958,266	85,927,063	86,732,851
Derivative financial instruments	20,361,670	20,361,670	22,184,725	22,184,725
Loans (1)	645,300,001	637,518,207	609,176,420	607,725,289
Other financial instruments	108,640,488	108,640,488	69,896,614	69,896,614
Liabilities				
Deposits from banks	318,746,473	317,873,397	279,009,280	279,299,225
Deposits from customers	587,991,209	589,244,811	569,726,250	570,368,593
Securities issued	210,575,979	205,126,129	166,228,542	155,235,456
Subordinated debt	56,224,964	58,174,008	54,451,077	55,756,684
Derivative financial instruments	16,868,737	16,868,737	14,265,283	14,265,283
Other financial liabilities	86,498,663	86,498,663	44,094,465	44,094,465

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 10%.

To fair value securities which have no consistent, regularly updated, public price source, the Organization uses models defined by its CMM (mark-to-market commission) and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

								R$ thousand
	On December 31, 2022				On December 31, 2021			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	**237,380,619**	**47,559,442**	**700,473**	**285,640,534**	**282,407,213**	**31,627,904**	**478,305**	**314,513,422**
Financial treasury bills	135,850,969	-	-	135,850,969	143,195,011	-	-	143,195,011
National treasury notes	43,141,335	5,604,251	-	48,745,586	47,546,733	6,487,867	-	54,034,600
Financial bills	-	32,829,525	-	32,829,525	-	18,325,994	-	18,325,994
National treasury bills	25,941,891	-	-	25,941,891	61,794,819	-	-	61,794,819
Debentures	10,566,061	5,707,650	43,283	16,316,994	8,474,650	4,759,006	122,888	13,356,544
Brazilian foreign debt securities	113,828	-	-	113,828	307,452	-	-	307,452
Other	21,766,535	3,418,016	657,190	25,841,741	21,088,548	2,055,037	355,417	23,499,002
Derivatives	**(1,526,268)**	**4,978,273**	**(534,833)**	**2,917,172**	**(220,868)**	**8,491,757**	**(351,447)**	**7,919,442**
Derivative financial instruments (assets)	3,414,581	12,734,059	109,856	16,258,496	3,982,364	18,022,857	179,504	22,184,725
Derivative financial instruments (liabilities)	(4,940,849)	(7,755,786)	(644,689)	(13,341,324)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)
Available-for-sale securities	**205,773,516**	**104,717,817**	**10,867,674**	**321,359,007**	**195,662,635**	**81,254,564**	**10,665,279**	**287,582,478**
National treasury notes	78,526,279	-	-	78,526,279	78,446,234	-	-	78,446,234
Debentures	8,134,438	61,102,014	8,595,304	77,831,756	9,212,481	55,712,917	9,152,766	74,078,164
National treasury bills	63,752,639	-	-	63,752,639	42,902,735	-	-	42,902,735
Stocks	4,010,327	5,534,503	1,094,374	10,639,204	6,018,528	1,503,503	1,363	7,523,394
Foreign government bonds	7,379,099	2,646,524	-	10,025,623	7,404,875	-	-	7,404,875
Foreign corporate securities	3,616,163	-	-	3,616,163	6,147,618	-	-	6,147,618
Promissory notes	-	12,522,839	-	12,522,839	-	6,278,812	-	6,278,812
Certificates of real estate receivables	-	1,408,306	168,253	1,576,559	-	1,387,659	267,900	1,655,559
Other	40,354,571	21,503,631	1,009,743	62,867,945	45,530,164	16,371,673	1,243,250	63,145,087
Total	**441,627,867**	**157,255,532**	**11,033,314**	**609,916,713**	**477,848,980**	**121,374,225**	**10,792,137**	**610,015,342**
Public	**394,004,227**	**8,250,774**	**21,320**	**402,276,321**	**425,586,324**	**6,501,091**	**25,786**	**432,113,201**
Private	**47,623,640**	**149,004,758**	**11,011,994**	**207,640,392**	**52,262,656**	**114,873,134**	**10,766,351**	**177,902,141**

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or

pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on January 1ST, 2022	478,305	179,504	(530,951)	10,665,279	10,792,137
Recognized in income	193,265	-	-	1,010,399	1,203,664
Recognized in other comprehensive income	-	-	-	2,870,511	2,870,511
Acquisitions	198,748	-	(113,738)	2,138,660	2,223,670
Disposals	(70,544)	(69,648)	-	(1,406,392)	(1,546,584)
Maturities	-	-	-	(401,519)	(401,519)
Transfer to other levels (1)	(99,301)	-	-	(4,009,264)	(4,108,565)
Balance on December 31, 2022	700,473	109,856	(644,689)	10,867,674	11,033,314

(1) These instruments were reclassified between levels 2 and 3, because according to the Institution's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus resulting in the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios	On December 31, 2022		On December 31, 2021	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
					R$ thousand
Interest rate in Reais	1	-	536	-	(40)
	2	(15)	147,432	(31)	(9,925)
	3	(30)	259,870	(60)	(18,043)
Price indexes	1	-	(82)	(1)	(1)
	2	-	(11,867)	(223)	(183)
	3	-	(21,985)	(439)	(359)
Exchange coupon	1	-	(7)	-	-
	2	-	(866)	-	-
	3	-	(1,691)	-	-
Foreign currency	1	-	335	-	-
	2	-	8,385	-	-
	3	-	16,770	-	-
Equities	1	3,549	5,910	(1,947)	(7)
	2	88,720	147,741	(48,681)	(187)
	3	177,441	295,481	(97,361)	(375)

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.29, a scenario of R$5.34 was applied, while for a 1-year fixed interest rate of 13.41%, a scenario of 13.42% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.29, a scenario of R$6.61 was applied, while for a 1-year fixed interest rate of 13.41%, a 16.76% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.29 a scenario of R$7.94 was applied, while for a 1-year fixed interest rate of 13.41%, a 20.12% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

										R$ thousand
	On December 31, 2022					On December 31, 2021				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	122,530,217	-	122,530,217	122,479,579	-	83,375,054	-	83,375,054	83,361,149
Securities held to maturity	96,880,576	4,651,009	265,969	101,797,554	105,537,649	80,568,748	5,920,745	243,358	86,732,851	85,927,063
Loans	-	-	650,606,365	650,606,365	656,944,591	-	-	607,725,289	607,725,289	609,176,420
Liabilities										
Deposits from banks	-	-	282,146,097	282,146,097	281,948,038	-	-	279,299,225	279,299,225	279,009,280
Deposits from customers	-	-	591,820,200	591,820,200	590,682,206	-	-	570,368,593	570,368,593	569,726,250
Securities issued	-	-	213,546,452	213,546,452	222,257,328	-	-	155,235,456	155,235,456	166,228,542
Subordinated debt	-	-	53,842,376	53,842,376	52,241,332	-	-	55,756,684	55,756,684	54,451,077

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3. See Note 8a (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events, we present below the non-recurring net income for the periods:

Our accounting income for the year ended December 31, 2022 was R$20,732 million, recurring income was R$20,680 million and non-recurring income was R$52 million net of taxes, which is not expected to occur in future years, we detail below:

i. Impairment of Non-Financial Assets – R$(109) million; ii. Amortization of Goodwill – R$(106) million: Amortization of goodwill due to expected future profitability, related to an atypical acquisition for the Organization's business, considering the history of other acquisitions of the Organization, where we do not expect to have these effects beyond the next year; iii. Demutualization of the Investment in CIP – R$231 million; and iv. Others – R$37 million.

Our accounting income for the year ended December 31, 2021 was R$21,945 million, recurring income was R$24,054 million and non-recurring income was R$(2,109) million net of taxes, which is not expected that occurs in future years, we detail below:

i. Impairment of Non-Financial Assets – R$(509) million, related to the acquisition of the right to provide financial services (payroll), goodwill, intangible assets and systems/hardware; ii. Provision for Restructuring – R$(441) million, related to restructuring, mainly in the branch network; iii. Amortization of Goodwill – R$(824) million: Amortization of goodwill due to expected future profitability, related to an atypical acquisition for the Organization's business, considering the history of other acquisitions of the Organization, where we do not expect to have these effects beyond the next year; iv. Adhesion and payment in cash to the Incentive Installment Program of the Municipality of São Paulo – PPI – R$ (291) million; and v. Others – R$(44) million.

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets not reflected in these financial statements of which, on December 31, 2022, amounted to R$1,102,155,592 thousand (R$1,060,428,685 thousand on December 31, 2021).

d) Standards, amendments and interpretations of standards applicable in future periods

CMN Resolution No. 4,975 - Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main changes in relation to the previous rules for lessees are: (i) there is no longer a classification into operating and financial leasing; and (ii) all lease transactions must be recognized as a right-of-use asset against a lease liability and interest expense on the lease liability and depreciation expense of the right-of-use asset are recognized separately. There are optional exemptions for short-term leases and leases on low-value items.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating leases. CPC 06 (R2) will be applicable from January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption of this amendment are being evaluated, and will be concluded by the date of entry into force of the norm.

CMN Resolution No. 4,966 - Provides for the concepts and accounting criteria applicable to financial instruments, as well as for the designation and recognition of hedge operations, replaces, among other rules, Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082.

The new standard establishes that all financial assets must be initially classified according to the business model and measured according to the characteristics of the contractual cash flows of the evaluated instrument, in one of three categories: amortized cost, fair value in other results comprehensive and fair value in profit or loss.

With regard to the initial measurement, the standard establishes that financial assets and liabilities must be measured at fair value, plus or minus transaction costs. In subsequent measurements, the instruments will be subject to revaluation at fair value or at amortized cost, according to their initial classification. For financial instruments classified as amortized cost or fair value in other comprehensive income, income and charges will be appropriated to income using the effective interest method.

With regard to the provision for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets and to financial guarantee operations provided and credit limits. The classification of losses is divided into 3 (three) stages and must be applied from the initial recognition of the financial instruments. Financial assets will migrate from stage to stage as your credit risk increases or decreases.

In relation to the accounting of hedging instruments, the evaluation of the effectiveness of hedging operations becomes prospective according to the Risk Management Strategy.

The Central Bank of Brazil (Bacen) will also issue complementary rules for defining the components of the financial instrument that constitute payments of principal and interest on the principal amount for purposes of classifying financial assets, defining the methodology for calculating the interest rate effectiveness of the financial instrument, setting minimum provision levels for losses associated with credit risk and terms for writing off financial instruments and detailing the information to be disclosed in explanatory notes.

Bradesco prepared a formal plan, approved internally in its governance, with the necessary and detailed actions for the adoption of the new norm as of January 1, 2025. The Implementation Plan was structured with the objective of evaluating normative and process impacts, define aspects of governance, identify systemic aspects and disseminate concepts through employee training.

The Bank has been evaluating the application of the referred rule and the possible impacts resulting from the adoption are being evaluated and will be concluded until the date of entry into force of the rule.

BCB Normative Instruction No. 319 - On November 4, 2022, Bacen issued Normative Instruction No. 319, which revokes Circular Letter No. 3,429, of February 11, 2010, which clarifies the procedures for recording tax obligations under legal dispute. The new standard should be applied from January 1, 2023 and no relevant impacts are expected.

e) Consortium funds

	R$ thousand	
	On December 31, 2022	On December 31, 2021
Monthly estimate of funds receivable from consortium members	798,587	742,298
Contributions payable by the group	48,491,710	42,296,299
Consortium members - assets to be included	42,865,797	37,320,497
Credits available to consortium members	7,939,623	7,674,529

	In units	
	On December 31, 2022	On December 31, 2021
Number of groups managed	3,554	3,596
Quantity of assets pending delivery	128,874	138,355
Quantity of total delivered assets	2,500,203	2,275,239
Quantity of total active consortium members	1,569,684	1,516,876
Quantity of total dropouts and cancellations	1,533,725	1,501,566
Default rate	3.75%	3.41%

			In units
	6 month period ended December 31	Year ended on December 31	
	2022	2022	2021
Quantity of assets delivered in the period	117,869	224,964	213,192
Quantity of active consortium members in the period	263,131	418,513	346,879
Quantity of dropouts and cancellations in the period	172,582	322,686	287,176

f) Compulsory collection

Changes to the compulsory collection rules as shown in the table below:

Description	Previous Rule	Current Rule
Time Deposits	BCB RESOLUTION No. 21, OF OCTOBER 2, 2020 (Revoked) It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021. II- 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.	BCB Resolution No. 78, of March 10, 2021 It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on November 22, 2021 and ends on November 26, 2021, with adjustment on December 6, 2021. II- 20% from the calculation period which starts on November 29, 2021 and ends on December 6, 2021, with adjustment on December 13, 2021
	BCB Resolution No. 78 of October 03, 2021 defines: Rate applied to calculate the compulsory collection requirement: I - 17% up to the calculation period starting on November 22, 2021 and ending on November 26, 2021, with adjustment on December 06, 2021. II - 20% from the calculation period starting on November 29, 2021 and ending on December 03, 2021, with adjustment on December 13, 2021.	Resolution BCB No. 145 of September 24, 2021 consolidated the compulsory collection rules and defined them. - Determination of the compulsory collection requirement applying a 20% rate. - Possibility of Deduction based on the value of the Total Financial Limit for Forward Liquidity Line (LLT) operations, limited to the value of 3% of the calculation base of the reserve requirement requirement. It enters into force from the calculation period from November 08, 2021 to November 12, 2021, whose adjustment will take place on November 22, 2021.

g) The conflict between Russia and Ukraine caused the government of the United States, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia in addition to threats with additional sanctions and controls. These measures have impacted the prices of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. These conditions can affect global credit and capital markets.

Bradesco's Management has been following up and monitoring the situation and, to date, no relevant direct impacts have been identified.

h) On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the foreign exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of 100%, from the fiscal year of 2022 and 50% in 2021.

i) On January 18, 2022, Bradesco issued of its first Sustainable Bond linked to socioenvironmental criteria in the total amount of US$500 million (approximately R$ 2,863 million as indicated in Year end Financials), the Bond is a sustainable international senior debt issuance with a maturity of 60 months and a coupon of 4.375% p.a.

j) As of January 1, 2022, pursuant to CMN Resolution No. 4,818/20, we started to adopt international accounting standards (IFRS) in the preparation and disclosure of the consolidated financial statements, that are being disclosed simultaneously with these consolidated financial statements.

k) On April 28, 2022, Provisional Measure No. 1,115 (“MP”) was published, converted into Law No. 14,446 on September 2, 2022, which increased the rate of the Social Contribution on Net Income – CSLL of the financial, insurance and cooperative sectors by one percentage point, during the period from August 2022 to December 31, 2022, however the impacts were not material in the Organization's financial statements.

l) On August 24, 2022, Bradesco informed its shareholders and the market in general that it entered into a strategic partnership with Banco Votorantim S.A. (“BV bank”) for the formation of an independent investment manager, which will have its own brand, to be defined. In the transaction, Bradesco, through one of its indirect subsidiaries, will acquire 51% of the capital of BV DTVM (“Company”), which already has R$41 billion of assets under management and R$22 billion in custody in private banking. Completion of the transaction is subject to the fulfillment of certain precedent, legal and regulatory conditions.

m) After December 31, 2022, a “large corporate” customer had a significant increase in their credit risk, which resulted in an increase in the allowance for loan losses. The Organization's financial statements were adjusted, with an increase in the provision in the amount of R$4,851 million. The net impact of tax effects was R$2,668 million.

n) On November 16, 2022, Law No. 14,467 was enacted, in full conversion of Provisional Measure No. 1,128/22, which establishes new rules for the deductibility of losses of credits resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the base of calculation of income tax and CSLL, having effect as of January 1, 2025. We highlight the rules of this law: i) application of factors for deduction of default operations (operations

more than ninety days overdue); and ii) losses as of January 1, 2025, relating to loans that are delinquent on December 31, 2024, which have not been deducted by that date, may only be excluded in determining the actual profit and the base of calculation of the CSLL, at the rate of one thirty-sixth for each month of the calculation period, starting in April 2025.

Reporting Date January 27, 2023

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
Denise Pauli Pavarina - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto

Managing Officers
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
Antonio José da Barbara
Edson Marcelo Moreto
José Sergio Bordin
Roberto de Jesus Paris

Deputy Officers
Edilson Wiggers
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Klayton Tomaz dos Santos
Marlos Francisco de Souza Araujo

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Junior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcos Aparecido Galende
Paulo Eduardo Waack
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carolina Salomão Fera
Cintia Scovine Barcelos de Souza
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
Francisco Armando Aranda
Francisco José Pereira Terra
Italívio Garcia Menezes
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Juliano Ribeiro Marcílio
Julio Cesar Joaquim
Leandro Karam Correa Leite
Marcelo Sarno Pasquini
Marcos Daniel Boll
Marcos Valério Tescarolo
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gontijo Júnior
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Luiz Carlos Trabuco Cappi
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Carlos Wagner Firetti - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Glaucimar Peticov
Antonio José da Barbara
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

Fiscal Council

Sitting Members
José Maria Soares Nunes - Coordinator
Domingos Aparecido Maia
Joaquim Caxias Romão
Ivanyra Maura de Medeiros Correia
Ava Cohn

Deputy Members
Luiz Eduardo Nobre Borges
Frederico William Wolf
Artur Padula Omuro
Eduardo Badyr Donni
(vacant post)

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated balance sheet as of December 31, 2022 and the respective consolidated income statements, statements of comprehensive income, changes in shareholders' equity and cash flows for the six-month period and year then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. as of December 31, 2022, the consolidated performance of its operations and its respective consolidated cash flows, for the six-month period and year then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the "*The Auditors' responsibilities for the audit of the consolidated financial statements*" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current year. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Evaluation of the measurement of the allowance for loan losses

As disclosed in notes 3e and 10, Bradesco recorded, as of December 31, 2022, a provision of R$ 57,740,555 thousand for allowance for loan losses, which comprise loans, leasing, advances on foreign exchange contracts and other receivables with credit characteristics.

To determine the allowance for loan losses, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level, economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with "AA" being the minimum risk and "H" being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of the allowance for loan losses as a key audit matter, due to the significant judgment, involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) development, approval and application of internal methodologies for assessing risk levels ("ratings") of clients that support the classification of operations; (ii) the definition, approval and application of the main assumptions used in assigning the ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

Additionally, for individually assessed clients, we analyze, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan proposal, financial and registration information, restructuring operational and / or financial, guarantees and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For collectively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client. We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment of increase in the delinquency, increase in the unemployment rate, among others.

We analyzed, by statistical sampling, the arithmetic calculation of the allowance for loan losses, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum ratings in relation to days past due, assigning the worst rating for the same economic group and maintenance of the previous rating for cases of renegotiation / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for loan losses adequate, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2022.

Evaluation of the measurement of securities of private issuers

As mentioned in notes 3d, 8 and 38a to the consolidated financial statements, the amount of securities of private issuers is R$ 160,703,345 thousand, which includes securities of private issuers measured at market value, whose prices or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the market values of securities of private issuers, whose prices or market parameters are not observable, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories "Available for sale" and "Held to maturity" are also evaluated for indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

We consider the measurement of market value and the evaluation of indicative of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment, involved in determining the methods and assumptions used.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) defining, approving and applying the models used to measure the market value of securities of private issuers; (ii) capture of relevant data to measure the market value; (iii) evaluation of adherence to the calculations of the market value of certain financial instruments by independent department; (iv) definition and application of the assumptions used in the evaluation of the indicative of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

For a statistical sample of securities of private issuers, whose parameters for measuring market value are not observable, we evaluated, with the involvement of our pricing professionals of financial instruments with knowledge and experience in the sector, the models developed by Bradesco for the determination of market values, through the use of independent parameters.

Additionally, based on sampling (by statistical criteria and specific items), we evaluate the assumptions considered in the analysis of the credit spread used in the pricing of certain financial instruments of private issuers, as well as those considered in the evaluation of the indicative and in the measurement of impairment.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2022.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor
As described in notes 3m and 22, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, with the respective provisions recorded in the consolidated financial statements in the amounts of R$ 7,477,364 thousand, R$ 7,989,207 thousand and R$ 6,009,996 thousand, respectively.

For certain tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and property damage, relating to banking products and services, insertion of information about debtors in the credit restrictions register, monetary correction adjustments of the balances savings accounts due to the implementation of economic plans by the Federal Government, and some other specific civil actions, it took significant judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco used a model that considers, assessment in groups of the lawsuit entry date (before or after the labor reform), the average amount of payments the last 12 months and inflation adjustment, to calculate the average loss for each group of labor lawsuits.

We consider the uncertainty of measurement of provisions and the disclosure of contingent liabilities as a key audit matter.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the evaluation and measurement of the provisions and disclosures of contingent liabilities, including controls related to (i) the evaluation of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) evaluation of the models and assumptions used to measure the provision and contingent labor liabilities.

For certain civil and tax lawsuits, we analyze the recognized provisions and the amounts disclosed, considering the assessment of internal and external legal advisors, as well as historical data and information/jurisprudence related to the lawsuits in question and other similar processes. We involved our tax professionals with knowledge and experience in the sector who assisted us in the assessment of certain tax processes in relation to technical merits and the supporting documentation for Bradesco's assessment of the likelihood and estimate of loss.

We obtained and evaluated the confirmation received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and risk measurement received from internal legal advisors. for certain civil processes. We compared these assessments and estimates with those used by Bradesco and assessed the adequacy of the disclosures related to civil and tax contingencies in relation to these matters.

For labor claims, the main procedures comprised: (i) evaluation of the model used by Bradesco, by comparing its results to those using alternative model criteria; (ii) analysis of the segregations used in the models, by the nature of the processes, including the time of entry and the characteristics plaintiff; and (iii) review of management's assumptions. For civil and labor claims, we evaluated the sufficiency of the provision by

comparing disbursement during the period to the respective provision amounts, obtaining an understand of the reason for deviations.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2022.

Assessment of the recoverability of deferred tax assets

The consolidated financial statements include assets related to deferred tax assets in the amount of R$ 91,519,016 thousand (notes 3f and 37c) whose realization is based on estimates of future profitability.

These projections are based on the business plans and budgets prepared by Bradesco and require the adoption of a series of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as interest rates, foreign exchange rates and applicable tax rates, could have a significant impact on projections and, consequently, on the recoverability of deferred tax assets.

We consider the assessment of the recoverability of deferred tax assets as a key audit matter due to the degree of judgment necessary to evaluate the projections of future taxable profits and the main underlying key assumptions.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operational effectiveness of certain internal controls over the Bradesco process to assess the recoverability of deferred tax assets, including controls related to the development and approval of key assumptions for the budget and the final projections of taxable profits by Bradesco.

We involved corporate finance professionals with knowledge and experience in the sector who assisted us on the assessment of assumptions, including growth rates for the main business lines, future interest rates, foreign exchange rates and applicable tax rates underlying Bradesco's projections of future taxable profits.

In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2022.

Evaluation of the impairment testing of intangible assets

As mentioned in notes 3i, 3k and 14, the consolidated financial statements include intangible assets, which comprise goodwill on the acquisition of investments in the amount of R$ 4,329,547 thousand and other intangible assets in the amount of R$ 4,560,824 thousand.

Bradesco performs impairment tests at least annually or when there are events or circumstances that indicate that the book value may not be recoverable. As part of the impairment test of these assets, Bradesco estimated recoverable amounts of the relevant "CGU" Cash Generating Units and investments based on the present value of future cash flows. Future cash flow projections consider business plans and budgets and require a series of business and economic assumptions.

We consider the evaluation of the impairment testing of intangible assets as a key audit matter, due to the high degree of subjectivity in determining significant assumptions, including the growth rates for different businesses, revenue and expense flows, and the discount rates used.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls over Bradesco's analysis of the impairment testing of intangible assets, including controls related to (i) review of the budget process; (ii) the development, review and approval of the key assumptions used in the analysis, such as growth rates and discount rates; and (iii) independent review of the calculation methodology to perform the impairment test.

We involve our corporate finance professionals with knowledge and experience in the sector who assisted us in: (i) evaluating the assumptions used, such as growth rates used for different businesses, estimated revenue and expense flows, comparing them with information obtained from internal and external sources; (ii) evaluation of the discount rates used in the impairment test, comparing them with the discount rate ranges that were developed independently, using public market data available to comparable entities; (iii) evaluation of the adherence of the revised projections in relation to the realized cash flows; and (iv) evaluation of the mathematical precision of certain stages of the calculation of the present value.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements in relation to this matter.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets adequate in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2022.

Evaluation of the measurement of technical insurance and pension provisions
As mentioned in notes 3m and 21a, Bradesco recorded technical provisions related to insurance and private pension contracts in the amount of R$ 324,024,070 thousand.

To evaluate the liability adequacy test and to measure certain technical provisions, Bradesco uses actuarial techniques and methods that required judgment in determining methodologies and assumptions that include, among others, expectation of claims, longevity, persistence, inflation of medical costs and discount rates.

We consider the assessment of the measurement of the liability adequacy test and the technical provisions of insurance and private pension contracts as a key audit matter given the subjectivity and judgment and small variations in certain assumptions may result in significant changes in the measurement of these liabilities

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We evaluated the design and operational effectiveness of certain internal controls automated and manual, related to the measurement processes of the liability adequacy test and technical provisions, these included (i) development and approval of actuarial methodologies and significant assumptions; and (ii) the approval and review of calculations.

We involve our actuarial professionals with knowledge and experience in the sector who have assisted us:

(i) in the evaluation of methodologies used in carrying out the liability adequacy test in the measurement of technical provisions, by comparing with usual market practices.

(ii) evaluate assumptions such as, claims expectation, longevity, persistence, inflation of medical costs and discount rates used in the measurement of liability adequacy and technical provisions, by comparison with practices used by the market and Bradesco's historical information.

(iii) to test, based on sampling and using a specific tool, the mathematical accuracy of the liability adequacy and the technical provisions based in Bradesco's historical information, methodologies and assumptions.

(iv) in developing, based on sampling, an independent estimate of certain technical provisions, including the use of independent assumptions and generally accepted actuarial techniques; and

(v) in the assessment of claims projections made by Bradesco, by comparing historical estimates with subsequent payments made.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of the liability adequacy test and the technical provisions for insurance and pension plans, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2022.

Other matters

Statement of added value

The consolidated statement of added value for the six-month period and year ended December 31, 2022, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the six-month period and year ended December 31, 2022 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated February 9, 2023.

Consolidated Financial Information

These consolidated financial information for the six-month period and year ended on December 31, 2022, which have been prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), are additionally being presented, as permitted by Article 77 of CMN Resolution No. 4,966, to the condensed interim consolidated financial information prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and were presented separately by Bradesco, on this date and on which we have issued an limited review report, without any modification, dated February 9, 2023.

Other information that accompanying the consolidated financial statements and the auditor report

Bradesco's management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Organization to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of Organization audit. We remain solely

responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the year and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, February 9, 2023

KPMG Auditores Independentes Ltda.
CRC 2SP-028567/F

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

To the Board of Directors of the
BRADESCO ORGANIZATION

1. PRESENTATION

1.1. The economic environment and the priorities of COAUD in the Fiscal Year of 2022

We closed the fiscal year of 2021 in the face of a challenging domestic and international economic environment. In our December 2021 report, we highlight that the effects of the COVID-19 pandemic were assimilated and adequately treated, and the Bradesco Organization adopted the necessary and pertinent operational measures, developing and implementing internal controls that allowed the management with ownership of the implications arising from the phenomenon. From the end of 2021, the significant reduction in contagion from the third quarter of the year, the main concern of the authorities in Brazil became the increase in inflation, a global occurrence that presented rapid and important evolution in Brazil, culminating with a significant increase in the basic interest rate by the Central Bank of Brazil (Bacen), with relevant effects in various segments of the economic activity.

By the way, Bacen highlighted in the December 2022 Inflation Report[1] that the external environment remains adverse and volatile, with the prospect of slowing global growth and low potential performance in 2023. In such an adverse scenario, the strong and persistent inflationary pressures resulting from the global recovery after the pandemic and the prolonged process of normalizing the supply of industrial inputs, despite the recent normalization in supply chains and accommodation in the prices of the main commodities, it maintains a high current inflation with a high degree of diffusion.

In such a context, the monetary policy in advanced countries remains in the direction of restrictive rates, mainly due to persistent inflation in developed economies (in the US reaching the highest percentage in 4 decades, and in the Euro zone and the UK presenting record levels, with a strong impact on food and energy prices, among others, as a result of the conflict between Russia and Ukraine) and the economic growth of large economies revised downwards, with emphasis on China.

The adversities identified have caused frequent revisions in the projections of global activity and inflation, culminating with important uncertainty and risk factors. Among the examples highlighted by Bacen (Central Bank of Brazil) are the UK tax cut and spending increase package in October 2022, which generated strong volatility in financial instruments issued by governments, the widespread increase in sovereign indebtedness to historically high levels due to fiscal efforts during the pandemic, and the slowdown in the real estate sector, mainly due to increased costs and high interest rates.

In such an environment of deterioration of the growth prospects of the global economy, Bacen points out that it has remained "vigilant and active", with a contractionary stance justified by the "more persistent than anticipated" inflation, by the rate of growth of the Gross Domestic Product (GDP) more moderate at the end of 2022, that corroborates the scenario of deceleration for 2023, and the increase of risk aversion.

As Bacen highlighted in the Minutes of the 251st COPOM Meeting, held on December 6 and 7, 2022, despite the 12-month accumulated inflation measured by the Broad Consumer Price Index (IPCA) continuing to decline, due to the effects of tax measures and the recent fall in commodity prices, the basic interest rate

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[1] Central Bank of Brazil – Inflation Report – Volume 24, Number 4, December 2022.
https://www.bcb.gov.br/content/ri/relatorioinflacao/202212/ri202212p.pdf

will remain at 13.75%, due to the "uncertainty" of the internal and external scenarios and the "risk balance", warning that "the future steps of the monetary policy can be adjusted" and that "it will not hesitate to resume the adjustment cycle if the deflation process does not go as expected", aiming at the convergence of inflation to the target over the years 2023 and 2024.

In the aforementioned Inflation Report, Bacen raised the growth projection of the balance of loan operations in the fiscal year of 2022 to 15.1% (in June the estimate was 11.9%, already above the projection of 8.9% in March). The highlights were free credit, with a trend of high-cost modalities by families and in short-term modalities by companies, concessions in the targeted segment and corporate debt emissions by large companies, at a level above the observed before the pandemic, even in the environment of high interest rates. In the free credit for Individuals, the operations that grew the most were financing of credit card expenses (revolving credit and spread payment) and vehicle financing. Credit to Individuals with targeted resources showed a significant increase in the second half of 2022, driven by the higher-than-expected growth of rural credit. In the case of companies, the increase was due to the resumption of operations of the National Program to Support Micro and Small Businesses (Pronampe)[2], from July 2022, and the Emergency Access to Credit Programme (PEAC), from August 2022.

As to default, Bacen pointed out that it has been increasing since the end of 2021, mainly credit card, non-payroll-deductible loan and vehicle financing, in the case of families, and in operations with micro, small and medium-sized enterprises, reflecting the increased income commitment of families and the high interest rates.

The expansion of credit in the National Financial System (SFN), accumulated in 12 months until November 2022, showed an increase of 21.9%, as highlighted by Bacen in the Monetary and Credit Statistics report[3] released on December 27, 2022. In such a macroeconomic environment, this growth can be considered robust, despite recent signs of a slowdown in the contracting of new operations.

The default of the total credit reached 3.1% in November, 4.3% in free credit and 1.2% in directed credit.

Regarding the GDP, Bacen highlighted that the uncertainty of growth projections for Brazil, especially for 2023, "is higher than usual, due to both external and domestic factors". In the external scenario, Bacen highlights the tightening of the monetary policy in developed countries, the effects of the conflict in Ukraine, and the crisis in the real estate sector. In the domestic scenario, uncertainties about fiscal policy (including the advancement of incentives, such as tax reduction and the implementation of social measures). With this, the projection for 2023 is a 1.0% growth, "maintaining the slowdown perspective in the internal demand".

For 2022, Bacen estimates a GDP growth of 2.9%, mainly due to the performance of the services sector, which offset the weak results of agribusiness and industry. This expectation, therefore, results from the warming of the economic activity, mainly of the trade and services sector (the most affected by the pandemic and the largest weight in the GDP), with the industry still impaired by imbalances in supplier chains and lack of inputs.

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[2] Law No. 13,348, of May 25, 2022, amended Pronampe, making the use of resources from the Guarantee Fund for Operations (FGO) permanent and now includes Individual Micro-Enterprises (MEIs)

[3] Presents the position in November 2022 (https://www.bcb.gov.br/content/estatisticas/hist_estatisticasmonetariascredito/202212_Texto_de_estatisticas_monetarias_e_de_credito.pdf)

At the regulatory level, the SFN continues experiencing a period of significant demands that impact several areas of the Bradesco Organization (Banco Bradesco and Affiliated Companies), such as information technology (PIX, Open Finance and implementation of controls established by the Brazilian General Data Protection Law – LGPD), requirements for the broader integration of Environmental, Social and Governance (ESG) risks in the integrated risk management structure combined with the mandatory specific disclosures in the explanatory notes to the Financial Statements, and progress in the complete adoption of the International Financial Reporting Standards – IFRS for all institutions subordinate to the supervision of Bacen (currently the requirement applies only to the Consolidated).

In this context, the Statutory Audit Committee (COAUD or Committee) of the Bradesco Organization, being vigilant to its duties and responsibilities with an economic and regulatory environment in significant transformation, has dedicated special attention with regard to new challenges, risks and strategic priorities, as well as monitoring the progress and improvements in governance and risk management systems and internal controls associated with key operations and products. Focused on overseeing the integrity of Financial Statements and related internal controls, the effectiveness of the Internal Audit (AIGL) and the quality and independence of the Independent Audit (KPMG), the Committee prioritizes transparency, mainly in relation to the strategic decisions and its repercussions on the economic and financial position and the results, developing their work in partnership with the Board of Executive Officers, the Independent Audit and the Internal Audit.

In the fiscal year of 2022, the COAUD devoted a significant part of its time to understand and assess the effects of the inflationary advance and the rise in interest rates on the business and results of the Bradesco Organization, with special attention to provisions for losses with loan operations, to the measurement of the financial instruments, to the effects of regulatory changes on the internal controls environment, to the assumptions, judgments and models related to relevant components of the Financial Statements – such as the recoverable amount of tax credits and goodwill, provisions and contingent liabilities – and to the accounting disclosures of these items.

To get a better understanding of the main issues and challenges related to governance, risk management and internal controls and to monitor the challenges faced by the Bradesco Organization, the Committee met regularly with the executives responsible for the management of Banco Bradesco and of Grupo Bradesco Seguros (GBS – Insurance Group of Bradesco), highlighting frequent interactions with the Integrated Risk Control Department (DCIR), the Compliance, Conduct and Ethics Department (DCCE), the Internal Audit (AIGL), accompanying the execution of their Work Plan as approved by the COAUD, and the audit committees of Bradseg and Bradesco Saúde (Health).

Additionally, throughout the fiscal year of 2022, the COAUD received regular updates from the partner responsible for the Independent Audit of the Bradesco Organization on the progress of the work regarding the audit planning, focusing on possible new and emerging risks identified for the period and in the Key Audit Matters (PAAs). KPMG continues to challenge the Management on the most important issues and to provide an independent opinion to the COAUD about judgments of material financial issues and the environment of internal controls.

1.2. The Statutory Audit Committee in the Bradesco Organization

The COAUD, a permanent body linked directly to the Board of Directors of the Bradesco Organization, is structured in the terms of Resolution No. 4,910, of 2021, of the National Monetary Council (CMN), of Resolution No. 23, of 2021, of the Securities and Exchange Commission (CVM), and other regulations applicable, among which are the Law No. 6,404, of 1976 (Corporate Law), and the Sarbanes-Oxley Act, whose observance is required for the Companies registered in the U.S. Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE).

The COAUD is composed of one (1) Board Member, who is the Coordinator, and three (3) other Members, in which one (1) of them is qualified as a financial specialist. All the members meet the independence criteria established in the current regulation and their competencies, knowledge, skills and experience are relevant, consistent and appropriate to the segment in which the Bradesco Organization operates.

The main objective of the COAUD is to advise the Board of Directors on its tasks related to the monitoring of the accounting practices adopted in preparing the Financial Statements of the Bradesco Organization, and in the indication of the Independent Audit. In the exercise of their duties, the Committee acts primarily on (i) the quality, transparency and integrity of the Financial Statements – Individual and Consolidated; (ii) the effectiveness of the internal controls to mitigate the associated risks in related relevant processes; and (iii) the assurance of independence and quality in the activities of the Independent Audit and Internal Audit.

The Audit Committee holds quarterly meetings with the Board of Directors, and semiannual meetings with the Fiscal Council, the occasion on which it presents the result of its evaluation on the activities.

The current composition of the COAUD is the following:

Name	Member since
Alexandre da Silva Glüher (Coordinator)	May 2020
Amaro Luiz de Oliveira Gomes (Financial Specialist)	March 2021
José Luis Elias	March 2019
Paulo Ricardo Satyro Bianchini	November 2018

Mr. Amaro Gomes, taking into account his knowledge, skills, abilities and experience in accounting, audit and regulation of the financial market, as well as the various leadership roles he has held in organizations where these professional attributes were an essential requirement, including in the international context, is a qualified financial specialist member, according to the terms of article 9 of CMN Resolution No. 4,910, of 2021, article 31-C of CVM Resolution No. 23, of 2021, and section 407 of the Sarbanes-Oxley Act.

2. ROLES AND RESPONSIBILITIES

2.1. Statutory Audit Committee

The Charter detailing the roles of the COAUD is available on the website www.bradesco.com.br/ri, area of Corporate Governance. In essence, the primary task of the Committee is to advice the Board of Directors in the monitoring, evaluation and review of:

- The responsibilities of the Board of Executive Officers are to ensure:
  - The existence and operation of a system of internal controls that is effective and structured to protect the assets and revenue of the Organization, and for preparing the Financial Statements;
  - The integrity of the Individual and Consolidated Financial Statements of the Bradesco Organization, with attention to the significant accounting judgments and assumptions, as well as the Management Reports and any formal announcements and information required by the regulators and related to them;
  - The compliance with ethical standards, policies, plans and procedures of the Organization, as well as with laws and regulations;

- The qualification, independence and execution of the Independent Audit, including those responsible for the actuarial audit, as well as the relationship with them;
- The independence, execution, training and efficiency of the Internal Audit;
- The effectiveness of policies and procedures for receipt and processing of information and complaints about the violation of legal and normative devices applicable to the Bradesco Organization.

The COAUD, through its Coordinator, keeps the Board of Directors regularly informed about relevant issues associated with the duties of the Committee, in particular those directly related to the Financial Statements.

2.2. Management of the Bradesco Organization

The Management is responsible:

- For the definition and implementation of processes and procedures that aim to gather data to prepare the Financial Statements, with observance of the corporate legislation, the accounting practices adopted in Brazil, the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the relevant regulatory acts of the National Monetary Council (CMN), Securities and Exchange Commission (CVM) and Central Bank of Brazil (Bacen), and for Banco Bradesco being listed on the New York Stock Exchange (NYSE), and of the standards established by the SEC and by the Sarbanes-Oxley Act (SOx);
- For preparing the full Financial Statements, risk management, effective maintenance of the system of internal controls, for ensuring that the activities comply with the legal rules and regulations; and
- For the processes, policies and procedures of internal controls to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, at acceptable levels, of the risk factors.

2.3. Independent Audit

KPMG Auditores Independentes (KPMG) is responsible for auditing the semiannual and annual Financial Statements, and for reviewing of the Quarterly Information (ITRs), issuing reports that reflect the results of their findings and presenting their independent opinion about the trustworthiness of these Statements in relation to the accounting practices adopted in Brazil and with the IFRS as issued by the IASB, in addition to the adherence to the CMN, CVM, Central Bank of Brazil (Bacen) standards and the precepts of the Brazilian corporate law and North American regulations applicable to Banco Bradesco.

2.4. Internal Audit

Directly subordinate to the Board of Directors, the Internal Audit acts independently and objectively – free from any interference regarding the issues of audit, selection, scope, procedures, frequency, time or content of the report – in the evaluation of the internal controls and processes focused on the operational effectiveness of the Bradesco Organization. Through the use of statistical bases and models, the Internal Audit prioritizes the areas and activities that have more sensitive risks to the operations and strategy, the actions of management of these risks, and the adequacy of governance and of the relevant controls, exercising the

fundamental role of assisting the Management in its responsibility to protect the assets, reputation and sustainability of the Organization. In accordance with existing regulations and the Charter, the COAUD and the Board of Directors have the responsibility of approving the Charter, the Work Plan and the Annual Report of Activities of the Internal Audit.

2.5. Risk Monitoring – Internal Controls

The Integrated Risk Control Department (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the corporate vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization. It also reports to the DCIR, independently of the commercial areas, by the Corporate Area of the Internal Controls System.

2.6. Compliance

The Compliance, Conduct and Ethics Department (DCCE), linked to the Vice-Presidency of Risks, supports the Board of Directors, the Audit Committee and the Board of Executive Officers in coordinating a Corporate Conduct Program (Compliance), which consists in the compliance with internal and external laws and regulations, aligned with the strategy of the Bradesco Organization and its social surroundings. In addition, it is responsible for the elaboration of internal rules and for the subsidy to the areas in compliance with the issues related to integrity, conflict of interest, ethics, and behaviors – corporate, competition and anti-corruption.

2.7. Ombudsman Offices – Consumer Service

The Ombudsman Offices of Banco Bradesco and of Grupo Bradesco Seguros have the competence of monitoring the performance of the Organization in the Rankings of Complaints, reporting the main events and helping with recommendations for improvement and changes to practices and routines to meet the expectations of clients and users. To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsman Offices interact with the Units and the Affiliated Companies, in addition to acting in the relationship with regulatory and protection and defense authorities. The Audit Committee holds semiannual meetings with the Ombudsman (Banco Bradesco and Grupo Bradesco Seguros, in this case, through the Bradseg and Bradesco Saúde audit committees) to get to know the nature of the records and to follow-up the implementation of recommendations.

3. HOW THE COAUD EXERCISED ITS ROLES AND RESPONSIBILITIES

Preliminarily, we observed that in Chapter 4 – Main activities and significant issues considered by the COAUD, of this Report, more details of the assignments developed are presented. In this chapter, we present an overview to highlight some relevant aspects.

Considering the macroeconomic environment and the priorities of the COAUD for the fiscal year of 2022, highlighted in the introduction of this Report, as well as the strategy of the Bradesco Organization, the Committee devoted attention to information on (i) the direct and indirect effects on the operating income; (ii) the risks and uncertainties and the impact on current and future judgments, assumptions and estimates concerning accounting information, in particular provisions and valuation of financial assets; (iii) the effects on economic and regulatory capital and the impact on liquidity; and (iv) the review procedures and findings of the Independent Audit and Internal Audit, and other lines of defense.

In particular, the COAUD intensified the follow-up on assumptions, models and judgments related to credit risk, given that the macroeconomic environment, combined with the advance of inflation and the significant increase in the basic interest rate by Bacen, presents elements, distinct from those associated with the COVID-19 pandemic, culminating in new and relevant parameters compared to the historical data and recent experience used to develop and calibrate the provisioning models. In addition, other areas of significant accounting judgments that required attention included the measurement of financial instruments, evaluation of the recoverable asset value, analysis of contingent liabilities, hedge accounting, investments in associated companies and the provisions constituted in the Grupo Bradesco Seguros.

In addition, the Independent Audit regularly shared its points of view on the reasonableness of the assumptions used in the adopted models, considering the economic environment in the design, implementation and operation of controls related to them and other issues considered relevant.

3.1. Meetings and Training

In compliance with its annual planning, the COAUD carried out meetings (formalized appropriately in Minutes, as required by the regulations in force) with representatives of the areas responsible for accounting, financial, tax and labor processes, as well as in the monitoring by the second and third Lines of Defense, in the scope of addressing the risks and internal controls, and regularly received the Management Reports of "Daily Monitoring of Loan Operations and Delinquency", "Portfolios – Trading and Banking", "Liquidity" and "Limits".

In the fiscal year of 2022, the Committee participated in 276 meetings, especially those with the Board of Directors, the Fiscal Council, the Executives of the areas of Business, Information Technology, Risk Management, Internal Control, Compliance, Independent Audit and Internal Audit, and with the Central Bank of Brazil (Bacen). On these occasions, the COAUD received updates on relevant issues and accompanied the repo actions and priorities established by the Committee; the appetite and approach to risk management, including emerging risks; the cybersecurity; the use of the cloud; the ESG, with a focus on impacts of climate change; the money laundering and funding of terrorism prevention; the conduct and treatment of potentially vulnerable clients; the governance; and the enhancement and development of models.

The following is a summary of the meetings held:

By Institutions


Authorized to operate by Bacen (Central Bank of Brazil): 250 Meetings
90%
2%
5%
3%
Area of Health: 5 Meetings
Areas of Insurance, Pension and Capitalization: 13 Meetings
COAUDS Bradseg and Health: 8 Meetings


By Subject
Relationship with customers: 5
Access Management: 5
Ombudsman: 3
Budget: 6
Tax Credit: 6
Civil and Labor Provisions: 7
COAUDS Bradseg and Health: 8
ESG/Cyber: 8
Funds: 8
PLD/FT (preventing money laundering and combating the financing of terrorism): 9
Treasury - TVM/ALM and Liquidity Risk: 11
Internal Control/Compliance: 16
Internal Audit: 33
Credit/Risk Monitoring: 41
Others: 51
Statements of Financial Position: 59


By Lines of Defense
42.6%
20.3%
20.2%
11.1%
1.4%
4.4%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
COAUDS Bradseg and Health
Executive: Board of Directors/Fiscal Council and Audit Committee

In the scope of Continuing Education, the Audit Committee regularly attends training activities.

3.2. Review of the Financial Statements

The review of the Financial Statements by the COAUD during the fiscal year of 2022 included the Quarterly Information (ITR) for the reference dates of March 31, 2022 and September 30, 2022, the Semiannual Report for the reference date of June 30, 2022, and the Annual Report for the reference date of December 31, 2022. It is the responsibility of the Management the complete and accurate preparation of the Financial Statements – Individual and Consolidated – of the Bradesco Organization, presented in accordance with the accounting practices adopted in Brazil, are established by the Bacen and/or issued by the Accounting Pronouncements Committee (CPC) and endorsed by the CVM, and with the IFRS issued by the IASB, which should be audited by independent auditors registered with the CVM.

As part of this review, the COAUD evaluated the application of critical accounting policies, accounting judgments and significant assumptions, and the compliance with the requirements of disclosure, to ensure that they were consistent, appropriate and acceptable according to the relevant requirements for the preparation and disclosure of Financial Statements. The Committee discussed with the technical areas and considered the performance metrics related to strategic priorities, in order to monitor developments in the

period and identify the main aspects influencing the achievement of budgetary targets, as well as to analyze if they were presented in a balanced way and if they reflect the risks and uncertainties appropriately.

In addition, the COAUD evaluated the effectiveness of the system of internal controls related to the preparation of the Financial Statements, with attention and critical evaluation of amendments, enhancements, and any developments that affect it. The Committee received regular updates and confirmations that the Management had adopted, or was adopting, the actions necessary to remedy failures or important weaknesses identified through the operation of the structure of controls of the Bradesco Organization. These updates have included the impacts on internal controls implemented as a result of the COVID-19 pandemic that are directly relevant to the processes and operational controls. The procedures adopted in the lines of defense to identify, monitor, assess and mitigate potentially relevant impacts, were regularly reported to the COAUD.

Lastly, the COAUD devoted particular attention to the Key Audit Matters (PAAs) indicated by the Independent Audit on the date of issuing its Report (Opinion) and publication of the Financial Statements for the fiscal year of 2022, following more relevant discussions with the areas responsible and the team of independent auditors.

3.3. The COAUD and the Independent Audit

KPMG Auditores Independentes (KPMG) is responsible for auditing the Financial Statements of the Bradesco Organization, carrying out this role since 2011. The COAUD presented to the Board of Directors its recommendation to remain with KPMG for the provision of independent audit services. Since 2021, the partner responsible for auditing the Financial Statements of the Bradesco Organization is Mr. Cláudio Sertório, Partner-Head of the practice of KPMG's Financial Services, specialized in serving financial institutions, insurance companies and credit card companies accounting for more than 30 years of experience with auditing.

3.4.1. Planning of the Independent Audit and Work Execution

The COAUD reviewed the approach and strategy of the Independent Audit for the audit in the fiscal year of 2022, discussing with KPMG the general scope and the planning of the work, the overall strategy for significant risks identified, the nature and extent of training for the team of auditors and the use of specialists (information technology, actuarial, corporate finance, taxation) required to carry out the planned audit in the Bradesco Organization. Over the fiscal year of 2022, the COAUD received regular updates from KPMG on the progress of the audit process, submitted by the responsible partner and his senior team, intending to monitor the treatment of accounting issues and their impacts on the Financial Statements and other reports related to the system of internal controls and Key Audit Matters (PAAs). The COAUD emphasized the actions taken by KPMG regarding the PAAs pointed out in its Reports related to the reference date of December 31, 2021 and June 30, 2022, as well as those identified in the audit planning for the fiscal year of 2022, discussing them from the phase of planning and throughout the year.

Throughout the fiscal year of 2022, the COAUD regularly assessed the effectiveness, performance and independence of KPMG, focusing on the general process of audit and on the quality of the results. KPMG stressed the continuity of the investment in additional resources and new technologies for the continuous improvement of the quality and consistency in the provision of the audit services.

The Committee, on becoming aware of the relevant points involving the evaluation of the accounting systems and internal controls, drawn up in connection with the examinations of the Financial Statements, accompanies the implementations of the respective recommendations for the improvement of processes, systems, and risk mitigation.

KPMG presented promptly to the Audit Committee the results and main conclusions of the audit work executed throughout the fiscal year of 2022.

3.4.2. "Other Services" Conducted by the Independent Audit

The Audit Committee is responsible for assessing the technical proposals and monitoring the execution of "Other Services" by KPMG. Such services, not related to the Independent Audit of the Financial Statements, are executed in accordance with the independence policy of the auditor, in order to ensure that it does not represent a conflict of interest. The approval by the COAUD occurs only after consideration of the independence requirements and evaluation of the best interests of the Bradesco Organization to hire KPMG to conduct these services, including aspects such as work closely related to that carried out for the independent audit; services that require obtaining appropriate audit evidence to express a conclusion designed to increase the level of confidence of auditors; or for investigation of internal controls in addition to the normal scope of work of the independent audit.

Among "Other Services" performed by KPMG in the fiscal year of 2022, we highlight:

- BAC Florida – Tax Compliance;
- Odontored / Odontoprev – Actuarial Audit;
- UNIBRAD / KPMG – "RISK University – Senior Level" Training;
- Guanabara Project – financial, tax, labor and actuarial Due Diligence;
- Outcome Project – financial, tax, labor and actuarial Due Diligence;
- Incorporation of the Credival entity by the Kirton Bank;
- Bradescard Mexico – Transfer Pricing;
- Odontored / Mexico – Limited Assurance;
- Internal Audit – Training "Executive Training in GRC";
- Odontoprev – Limited Assurance; and
- Banco Bradesco Financiamentos and Banco Losango – Assessment Reports.

The COAUD did not identify objective reasons to characterize conflicts of interest, loss of independence risk or objectivity in conducting "Other Services" by KPMG. The assessment of independence by KPMG also considered the personal situation and the financial relationship that the auditor (partner responsible and other members of the team of professionals involved in carrying out the audit) has with the Bradesco Organization, analyzing possible threats and establishing the measures necessary for the solution.

Based on the plan submitted by KPMG and in subsequent discussions about the results of the assignments, the Committee considers that the activities executed were adequate concerning the business of the Bradesco Organization.

3.5. The COAUD and the Internal Audit

To allow an effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to its Charter and the regulations in force, the COAUD approves the Annual Audit Plan and any updates throughout the fiscal year. Besides the continuous focus on the requirements of the legislation and regulation in force, the COAUD looked at the possibility of including in the scope of the Internal Audit questions related to strategy, governance and culture, prevention of money laundering and funding of terrorism, conduct and compliance, financial and operational resilience.

The results of the work of the Internal Audit, together with the assessment of the general governance, risk management and control structure and processes are regularly reported to the COAUD, in meetings and by using the reports and executive overviews, highlighting the main themes identified, audit coverage and work developed, providing an independent view of emerging risks and impacts on the business.

On becoming aware of the focal points and recommendations of the Internal Audit, the Committee monitors the establishment of an appropriate calendar to remedy the issues indicated, the responsibility of the Board of Executive Officers, and monitors their execution, following the corrective measures taken by the Management in the areas audited.

The Internal Audit maintains a close working relationship with the Independent Audit, which is informed of the activities and results in the works of the Internal Audit, having access to all of the supporting reports and records.

Annually, the role of the Internal Audit is submitted to a process of technical evaluation conducted by the COAUD, whose results are discussed with the Executive Board of the Internal Audit. This evaluation is one of the important items in the maintenance of the Quality Certification Program of The Institute of Internal Auditors (IIA), whose objective is the continuous improvement of the management of processes of the area and the adoption of best practices (methodologies, tools and management). The evaluation for the fiscal year of 2022 was conducted by the COAUD and will be submitted to the Board of Directors in 2023 upon the presentation of this Audit Committee Annual Report for the fiscal year of 2022.

We emphasize that the Internal Audit has responded adequately to the demands of the Audit Committee and the needs and requirements of the Bradesco Organization and of the regulatory authorities.

4. MAIN ACTIVITIES AND SIGNIFICANT ISSUES CONSIDERED BY THE COAUD

4.1. Overview

The COAUD worked in close collaboration with the Integrated Risk Control Department (DCIR) and the Compliance, Conduct and Ethics Department (DCCE), as well as other related departments of the Bradesco Organization, to monitor the compliance with procedures for managing risks and the structure of internal control, as well as to ensure that the areas of common responsibility were appropriately treated in the agendas of meetings with the Committee or in discussions with the Coordinator of the COAUD, with the aim of improving the connectivity, coordination and flow of information, therefore ensuring a deeper understanding of the main themes.

Among the main aspects discussed, the responsibility for identifying, measuring, monitoring, mitigating and supervising risks and controls were highlighted, and the communication to the appropriate levels of the Management through the preparation of regular, timely and complete reports. At these meetings, the COAUD aimed to identify and discuss mutual priorities, improvements and remediation programs and future issues in relation to the internal control and risk management, taking as a basis the Corporate Risk Matrix (Risk Library).

4.2. Details of the main activities and significant themes

The Work Program of the Audit Committee for the fiscal year of 2022 had as its focus the main processes, products and risks inherent to the business of the Bradesco Organization. We highlight below the most relevant aspects:

Allocation/Area	Main topics discussed and actions of the COAUD
Financial Statements of the Bradesco Organization (Banco Bradesco and Affiliated Companies)	
Review of the Financial Statements, including	Principal accounting policies, practices and general criteria adopted:

the Explanatory Notes, management reports and Independent Auditor's Opinion	• Discussion with the General Accounting Office (CG), Controllership, Integrated Risk Control (DCIR), Grupo Bradesco Seguros, Internal Audit (AIGL) and Independent Audit (KPMG); • Most significant and thorough evaluation, considering the current regulation in Brazil, edited by the Accounting Pronouncements Committee (CPC) and required by regulatory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Health Agency (ANS), and the IFRS promulgated by the IASB. Preparation of the Consolidated Financial Statements: Review of the procedures of preparation and dissemination in accordance with the IFRS promulgated by the IASB; Economic environment in Brazil: Special attention to evaluate how the Management addressed and reflected the issues and uncertainties arising from the macroeconomic environment and the impacts on the Bradesco Organization, on the financial reports and other relevant disclosures, such as the effects, in the present and in the future, and the potential reflexes identified for operations and business segments, such as loan operations, insurance (life and health) and private pension; Independent Audit: Meeting with KPMG, before the disclosure of the Quarterly Information of March 31, 2022 and September 30, 2022, of the Financial Statements for the half year ended June 30, 2022, and the fiscal year ended on December 31, 2022, to assess all aspects of the independence of auditors and the control environment in the generation of information to be disclosed, including in relation to the observance of the recommendation of the COAUD so that the main companies of the Conglomerate Bradesco of closed capital and Grupo Bradesco Seguros, in its Consolidated report, publish their Financial Statements in conjunction with the Audit Reports, covering the Key Audit Matters (PAAs); Review of the Financial Statements – Individual and Consolidated – and Management Reports (the Quarterly Information (ITR) of March 31, 2022 and September 30, 2022, the semiannual report of June 30, 2022, and the annual report of December 31, 2022): Endorsing its content, prior to the approval by the Board of Directors and its authorization for disclosure, ensuring compliance with the legal requirements and the proper application of the relevant accounting principles, and ensuring that the Independent Audit had issued its corresponding Report.
Key accounting policies, estimates and significant judgments	Allowance for losses on loan operations (ALL): The calculation of the provision for estimated losses with loan operations is based on statistical models that capture historical and prospective information and, combined with the Management's experience, aim to reflect the expectation of losses in different economic scenarios. For this purpose, it involves significant judgments, especially considering the level of uncertainty under the current macroeconomic conditions. Among the main aspects analyzed by the COAUD, the following were highlighted: impairment; loan and advance portfolio, including guarantees, sureties

	and debentures, with an emphasis on the expectations of future losses in Mass-market and Corporate Debt portfolios; and parameters and criteria for the constitution of the supplementary provision. The COAUD also discussed the occurrence of Subsequent Events that could impact the provision; Evaluation of financial instruments: Due to the conditions of higher volatility in the market, mainly as a result of the increase in inflation and the increase in the basic interest rate by Bacen, the COAUD periodically discussed the impacts on the models to assess the investment portfolio (securities available for sale and negotiation) and derivatives, particularly considering the main assumptions, metrics and significant judgments used for the determination of fair value; Tax credits: Special attention was given to the calculation of deferred tax assets and the estimates of recovery (realization), especially about the macroeconomic environment on the future results of the Organization and on the resulting taxable profits, based on the business plan and budgets established by the Management. In particular, we discussed the projections of the likelihood and sufficiency of future taxable profits, future reversals of temporary differences, tax planning strategies in progress, and impacts of changes in tax legislation. The COAUD also considered the judgments of the Management related to the tax matters in relation to which the appropriate tax treatment is uncertain or subject to interpretation, and which are in the process of judicial discussion and categorized as contingent (classified as possible, and therefore object solely of the Explanatory Note); Recoverable Amount of the Assets – Goodwill and other non-financial assets: During the fiscal year of 2022, the Management has tested the impairment of goodwill and other non-financial assets, with judgments that considered the long-term growth, interest rates of discount factors and expected cash flows, both in terms of compliance with the accounting standards and reasonableness of the estimate; Provisions and Contingent Liabilities: Legal proceedings and regulatory issues – We discussed the judgment regarding the recognition and measurement of provisions, as well as the existence and evaluation concerning contingent liabilities. The issues that require significant judgments were highlighted and the assessment of the COAUD considered the integrity of the database, the criteria adopted for the accounting provisions and respective sufficiencies. The Committee follows with critical rigor the models and criteria adopted for the constitution of civil and labor provisions; Technical Provisions of Insurance, Pension Plans and Capitalization: The COAUD became aware of the premises and judgments adopted by the Grupo Bradesco Seguros (GBS) and certified that the processes comply with the requirements established by SUSEP and ANS in the Actuarial Technical Notes, including Guarantor Assets (securities under sale or repurchase agreements); Hedge accounting: Among the several aspects related to hedge accounting discussed by the COAUD, we paid particular attention to the

	specific governance in the operations contracting process and their accounting classification, taking into account the requirements established by regulatory authorities and the specific requirements of the IFRS. The COAUD discussed the main features of registered coverage operations, the compliance with governance and internal controls (including necessary documentation to enable the specific accounting recognition), the current macroeconomic conditions and their impact on the forecasts of likely cash flow and cost of operations, and the efficiency of the structures during the horizon covered.
Independent Audit	
Planning and execution of the audit	Process: Detailed analysis and discussion about the planning, progress and execution of the audit plan; Execution: Obtained confirmation of the auditor that had full access to all the information to perform the audit as planned; Recommendations: Discussed and exercised strict control over the Independent Audit recommendations and the actions needed for correction in the corporate units, monitoring the implementation of the related action plans; Reports: Discussed improvements in financial reports based on new accounting standards and best practices; Review: Examined the reports from the auditor on the Quarterly Information (ITR) (reference dates: March 31, 2022 and September 30, 2022) and the Financial Statements (the semiannual one, of June 30, 2022, and the annual one, of December 31, 2022) before the auditor submits them to the Board of Directors.
Relationship	The Independent Auditor participated in several meetings of the COAUD, allowing the Committee to act as a communication channel between the Auditor and the Board of Directors, and monitor the fulfillment of its recommendations and/or clarifications to its questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	We evaluated the Independent Auditor and their contribution to the integrity of the Financial Statements as a result of their work.
Internal Audit	
Planning and execution of the Internal Audit	Legal and statutory devices: Verification of compliance with those applicable to the Bradesco Organization, in addition to internal regulations, in the scope of continuous efforts to develop, implement, enhance and maintain a strong control environment and appropriate to the structure, operations and risks; Work plan for 2022: Approval by the COAUD prior to the submission to the Board of Directors, based on comprehensive risk, alignment to strategy and regulatory demands; Execution of the audit plan: Receipt of reports and regular reports on the activities of internal audit in the fiscal year of 2022, allowing the COAUD additional scrutiny as well as the exercise of strict controls on recommendations of the Internal Audit (AIGL) and the necessary actions for correction in the corporate units, obliged to submit relevant action plans.

Relationship	Meetings with the COAUD: The Officer of Internal Audit and other representatives of the area regularly participated in meetings of the COAUD when it was understood as pertinent and the Committee, monitored the fulfillment of their recommendations and/or clarifications to their questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	The COAUD regularly evaluates the execution of the works of the Internal Audit and its contribution to the integrity, adequacy and effectiveness of the systems of internal controls related to accounting, risks, financial and operational, beginning with the application of the systematic and disciplined approach to the evaluation and continuous improvement of the related processes.
Structure	Resources: Analysis of the budget of the Internal Audit for 2022, ensuring the availability of the human and material resources required. Of particular interest to the COAUD were themes such as development, qualification and training of the team, attraction and retention of talents, and digital initiatives necessary for the improvement of the work processes, including in response to the established remote working environment (home working) initiated from the beginning of the COVID-19 pandemic.
Internal Controls and Ombudsman	
Internal Control System	Internal Control System: The COAUD accompanied and monitored, in regular discussions with DCIR, DCCE, AIGL, Independent Audit and business areas, the effective performance of the three (3) Lines of Defense, focusing on the assignments and responsibilities of each one in the compliance and improvement of the controls adopted, aimed at mitigating the risks inherent to the business processes.
Ombudsman	Bradesco and Grupo Bradesco Seguros: Periodic meetings with members of the COAUDs of Bradseg and Bradesco Saúde (Health) to discuss specific situations of complaints cataloged by various Whistleblowing Channels, particularly in relation to the business practices, conduct, financial, accounting, financial reports, audit and internal controls. Being aware of the details presented as to the procedures in force normalized and practiced in violation of such guidelines, we checked the records of actions together with Business managers involved with the theme to rectify such anomalies, in order to allow, corporately, the improvement of processes and the acculturation of the Areas in the marketing of Products and Services of the Bradesco Organization.
Business and competition	
Business and competition	Management of Loan Portfolios: Accompanied monthly the evolution of the different loan portfolios, which continues to post robust growth, even in face of the transforming economic scenario, mainly from the third quarter of 2021, when the resumption of the economic activity began to show signs of consolidation. Special attention was given to the alignment of the ESG-related strategy and the granting of new credits (with significant growth in those contracts conducted through digital

	channels) and to extensions, renegotiations, renewals, recoveries, and write-offs; Conduct, suitability and assistance for potentially vulnerable people: Follow-up and monitoring the advances in the processes focused on compliance with regulatory requirements, taking into account the contingency of clients characterized as "potentially vulnerable" and the demands of a regulatory nature; Customer Relationship: Follow-up the fulfillment of standards and services provided to the consumer also taking into account the themes identified by the Ombudsman (Customer Service/Ombudsman); Technological Innovation: Updated periodically on the progress and potential impacts of Open Banking, Fintechs and other startups, use of the cloud, Big Data, among others.
Risk management	
Risk management	Coordination with other Committees: The risk management area, the regulation and compliance department, the Internal Audit, among others, participated in joint meetings with the Risk Committee. Among the topics discussed, we highlight the report on the model risk, risk management of the group, complaints sent to the Open Channel, risk of the supplier; Strategy, structure and policy for the management of risks: Monitoring the work of the DCIR for the evaluation of the adherence of the internal control system and the identification, monitoring and management of the most relevant risks, as well as activities and results of the work of the Compliance, Conduct and Ethics Department (DCCE); Business areas: Meetings with the various areas of Business and Control, and with the Internal and Independent Audits, to complement the assessments of the DCIR and DCCE, monitoring of the main processes, and certification as to the commitment of the Management for the mitigation of risks and the continuous improvement of the associated internal controls; Liquidity and Market Risks: Weekly monitoring, by means of reports prepared by the DCIR, of the results of the Trading portfolio and the limits established by the governance for Value at Risk (VAR), Liquidity Coverage Ratio (LCR) and Minimum Reserve of Liquidity (RML) – Brokerage Companies and Grupo Bradesco Seguros, as well as the main exposures in currencies, indexes and assets, including the Banking Portfolio, with corresponding Economic Value of Equity (ΔEVE); Credit Risk: Monthly follow-up with the DCIR, Recovery of Credits and Guarantees, and Lending, for the assessment of the evolution of the main loan portfolios, and levels of delinquency (Individuals, Companies, and their respective segments, modality and sector of the economy). The sufficiencies of provision (see the specific ALL topic), concentration levels and approaches for recovery of credit were also discussed, with emphasis on the Expectations of Future Losses in Mass-market portfolios and movement of the Corporate Debt ratings.

Regulating Authorities (Regulatory issues and compliance)	
Demands and expectations	Questions of the Bacen: Monitoring in the elaboration of responses and in the progress toward meeting the demands and solution of recommendations and expectations of the Direct Supervision Department (Desup) and of the Conduct Supervision Department (Decon) regarding the compliance with the rules and specific requirements related to models, conduct, suitability, potentially vulnerable people, customer relationship, prevention of money laundering and funding of terrorism.
Relationship with regulating authorities	Compliance: Analysis of the effectiveness of the DCCE and other structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business; Reports submitted to the regulatory authorities: The COAUD discussed the main elements of the ICAAP Reports and Effectiveness (Circular No. 3,978), forwarded to the Bacen, and discussed the need to maintain a continuous focus on the quality and reliability of the regulatory reports.
Prevention of Money Laundering and Terrorism Financing	Prevention of Money Laundering and Terrorism Financing: Continuous monitoring regarding the improvement in the management of the AML/TF (Anti-Money Laundering and Terrorism Financing) process, based on the results of the regular inspections of the internal and external entities, in the best management practices (methodologies, tools, and people), allowing Corporate Security to work with a centralized view on analysis and clearance in movements of greater risk occurring in business transactions and the checking accounts.
Information Technology	
Security and Controls in key processes	Implementations of security procedures in accessing information: Bradesco and Bradesco Seguros – Meetings with the Board of Directors, Management departments involved in the "Process of Access Management" and with KPMG to monitor the effectiveness of implementations of security procedures in accessing information (sensitive or not), as well as in the forwarding of departmental systems for the process of automation, within the cost vs. benefit premise and mitigation of the operational and image risks; Application controls and general information technology: Change management, security (logical and physical), computational operation and recording, analysis and resolution of incidents and problems; Cybersecurity: Continuous monitoring of security measures, mitigating the associated risks.
Development of systems – General Accounting and Controllership	Development of systems for the General Accounting and Controllership: The COAUD has monitored and accompanied the impact on the environment of risk and control resulting from the development of systems that will enhance the process of preparation of Financial

	Statements, centered on the database, speeding up the time for processing and reducing the volume of manual adjustments, both for Banco Bradesco and for the Consolidated. The Committee received regular updates on progress in the program, which are fundamental to assess the adequacy of these processes and the benefits associated, such as the agility, timeliness and reliability of the Financial Statements. In addition, the COAUD requested that the Independent Audit and Internal Audit should include specific targeted reviews in the execution of its work, covering the work plan and changes management.
Emerging issues and future challenges with relevant potential impact	
IFRS 9 – Accounting for financial instruments: operational, financial and tax aspects	Full implementation of IFRS 9 – Accounting of financial instruments and tax treatment: The Committee is monitoring the draft implementation, as of January 1, 2025, of the requirements of CMN Resolution No. 4,966 of November 25, 2021, which, among other things, repealed CMN Resolution No. 2,682 of 1999, and it established new criteria for the Allowance for Loan Losses – ALL, in accordance with IFRS 9 – Financial Instruments promulgated by the International Accounting Standards Board – IASB. It should be noted that IFRS 9 has been fully adopted since January 2018 for the preparation of the Consolidated Financial Statements. However, Bacen's requirement requires adaptations, adjustments and development of specific tools and models at the individual level for all institutions subject to the supervision of that body. In essence, IFRS 9 requires allowance for loan losses based on the expected loss model, while extending the scope of loan instruments subject to the constitution of provision. We recall that, pursuant to Resolution No. 2,682 of 1999, only loan operations, instruments with loan characteristics, leasing and guarantees provided are subject to the constitution of provision. As of 2025, as set out in Resolution No. 4,966 of 2021, all financial assets, including securities, guarantees provided, loan commitments and unacknowledged exposures in off-balance sheet accounts, should form the basis for the allowance for expected losses. Additionally, the provision becomes prospective, constituted on the basis of the expected credit risk, measured according to the probability of delinquency and the expectation of recovery of the instrument, taking into account the present economic conditions and future forecasts that may affect the credit risk of the instruments as well as the value of guarantees and sureties linked to the operation. The potential individual impact of the implementation of Resolution No. 4,966 of 2021, will depend on several factors, such as the quality of the loan portfolio, systems and models for capturing credit risk, the behavior of the economy, and segments in which the institution operates, the volume of operations currently not considered for ALL constitution purposes and the current level of provision maintained by the institution. In the tax field, Provisional Measure No. 1,128 was published in 2022 – with its wording being approved in full – and was converted into law No. 14,467 of 2022, changing the rules for financial institutions to deduct

	losses from loan operations, also from 2025, in line with the provisioning requirements established by the aforementioned Resolution No. 4,966 of 2021, enabling the maintenance of the tax treatment (deductibility and possible tax credits) from the expenses arising from the application of the new model.
GBS – IFRS 17 – Accounting for insurance contracts	Implementation of IFRS 17 – Accounting for insurance contracts: The Committee is monitoring the project in development in Grupo Bradesco Seguros – GBS, focused on the adoption of the requirements set out in IFRS 17, compulsory from January 1, 2023, for purposes of preparing Consolidated Financial Statements, as required by the Bacen, the CVM and the SEC (even though SUSEP and ANS do not establish the obligation for domestic purposes). The focus of the COAUD has been the transition and the potential strategic implications, taking into account the requirements of the new accounting model for the calculation of the liabilities and for the registration of revenue, whose international experience indicates they are more extensive and culminate with strategic impacts on the insurance business. The Management of GBS regularly presented details about the process in progress, including the transition program, and indicated potential impacts – generic and qualitative, without conditions still to detail quantitatively – on the Financial Statements. These discussions were complemented by discussions with the Independent Auditor and also involved questions of interpretation in the application of the requirements of IFRS 17 for contracts issued by GBS, identification of key areas, work assumptions, design of models, investment in technology and data infrastructure to facilitate this implementation. The Committee will continue to discuss and monitor with GBS, and in periodic meetings with the Independent Auditor and the Internal Audit, the proper applicability of the IFRS 17 to the insurance business of GBS and the impact of the IFRS 17 on the Financial Statements, as well as monitor the evolution of the segment disclosures in the Consolidated Financial Statements (in particular as regards transparency and communication to investors), from the transition to the full implementation of said pronouncement.
Grupo Bradesco Seguros – Liabilities in IGPM	Mismatch of assets and liabilities in Bradesco Seguros: GBS permanently studies and evaluates the alternatives for the best option for managing liabilities associated with IGPM and, in addition, with contracts that come with a clause allowing new contributions by unilateral decision of the beneficiaries, which can raise the mismatch that exists today.
ESG and climate risk	The COAUD has permanently monitored and assessed the efforts of the Management to incorporate and improve ESG reports, and particularly issues of climate risks, taking into account that the regulatory authorities of Brazil and the USA continue giving special attention to the topic. The COAUD discussed in particular the alignment of Bradesco Organization's strategy in the hiring of loan operations and in integrated risk management, particularly after the publication by Bacen of CMN Resolution No. 4,943, which included requirements applicable to the management of the social risk, environmental risk and climate risk in the risk and capital management structure, and CMN Resolution No. 4,945, with improvements to the Social, Environmental and Climate Responsibility Policy (PRSAC) and innovating in the requirement to

	disclose information to the general public, effective as of July 2022 – on December 22, 2021, the CVM Resolution No. 59 was also published, introducing substantial innovations by requiring information to be provided regarding environmental, social and corporate governance aspects. Despite not having identified impacts of climate issues on the Financial Statements of the Bradesco Organization, the COAUD has evaluated with the competent areas the progress of the processes necessary to meet such regulatory demands. The discussions throughout the year involved the Credit area, Bradesco Asset Management (BRAM), the DCIR, those responsible for managing the sustainability strategy, the Controllership, and the newly created Sustainability Department, the corporate responsibility for the coordination of ESG issues – Environmental, Social and Governance.

5. RELEVANT SUBSEQUENT EVENT

The Audit Committee became aware, in January 2023, of a relevant fact involving a Corporate portfolio client. The client in question, a publicly traded company, released on January 11, 2023 a relevant material fact[4] informing "accounting... inconsistencies" of the order of R$20 billion on the reference date of September 30, 2022, noting that at that time it was not possible to "determine all the impacts of such inconsistencies on the income statement and the balance sheet of the Company".

Taking into account the relevance of the fact, when it became aware that the Company had loan operations with Banco Bradesco, the COAUD accompanied the entire process of evaluating the effects of the subsequent event with the Board of Executive Officers and KPMG Auditores Independentes (Independent Auditors), as required by the current regulations[5], understanding that the provision constituted in the fiscal year of 2022 is adequate.

6. CONCLUSION

The activities carried out in the scope of risk management, compliance, and evaluation of the system of corporate internal controls are properly routed, considering the size and complexity of the Bradesco Organization. The COAUD registers as positive the efforts that have been developed to guarantee the efficiency of the operations, of information that generates the Financial and Accounting Reports, as well as the observance to internal and external standards to which the transactions are subject.

In relation to the demands of the Central Bank of Brazil, the COAUD follows up and monitors the meeting of those presented by the Conduct Supervision Department (Decon) and by the Direct Supervision Department (Desup) relating to compliance with the rules and specific requirements related to models, conduct, suitability, potentially vulnerable people, customer relationship, prevention of money laundering and terrorism financing (AML/TF).

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[4] In compliance with the requirements of CVM Resolution 44, of August 23, 2021.

[5] CVM Resolution No. 105, dated May 20, 2022; International Accounting Standard 10, enacted by the IASB; CMN Resolution No. 4,818, dated May 29, 2020, and Technical Pronouncement CPC 24, issued by the Accounting Pronouncements Committee (CPC)

The COAUD highlights the continuous improvement in the efforts of the Board of Executive Officers to meet in a timely manner, with the required quality, the requirements of Bacen, the commitment of Senior Management to lead the necessary processes, sponsoring and supporting actions aimed to fully overcome the issues and recommendations, and the adoption of operational procedures and accounting practices in line with the internal policy and business ethics of the Bradesco Organization.

The Audit Committee, together with the Board of Executive Officers, reviewed the audited Financial Statements of the Bradesco Organization, for the fiscal year of 2022 and discussed with KPMG the Key Audit Matters (PAAs) and the recommendations for improving the system of internal controls, including risk management, governance and information technology, as well as monitored the execution of the works in accordance with the plan presented at the beginning of the year, evaluating the professional qualification and independence of the external auditors.

In relation to the main items reported in the Financial Statements, the COAUD, after the analysis and scrutiny of the reports presented by the technical area, agreed with the conclusion of the Board of Executive Officers that:

(i) the allowance for losses on loan operations is adequate in relation to the current economic situation and the uncertainties inherent in the present environment;

(ii) the forecasts, studies and expectations of the execution of goodwill and tax credits, based on assumptions and estimates of future profitability, support the recoverability of such assets;

(iii) the evaluation of financial instruments considered adequately the events that culminated in review or new significant judgments, considering the economic environment and the characteristic of such assets, and the COAUD considered the accounting treatment satisfactory in relation to various issues regarding the classification in the portfolios of Trading and Banking, to the recognition of revenue or loss, and in relation to the presentation;

(iv) for the provisions and contingencies, the COAUD checked the integrity of the databases and reviewed the criteria and assumptions adopted for the constitution of tax, civil and labor provisions, as well as the information available, to classify obligations as "probable" and what could be estimated safely, agreeing on the amount of provision constituted and that the level of disclosures in the Explanatory Notes provide appropriate information to investors about the contingent liabilities;

(v) regarding Grupo Bradesco Seguros, the COAUD confirmed that the Technical Provisions are adherent to the Technical Notes of SUSEP and ANS; the Supplementary Technical Provisions related to the mismatch of assets and liabilities in the IGPM and for the effects arising from the COVID-19 pandemic were constituted on reasonable and consistent bases and criteria, and in the appropriate amounts; the guarantor assets linked to the Technical Reserves (TVM and Other Assets) were assessed correctly, based on technically recommended procedures and required by the regulating authorities.

The COAUD accompanies the ongoing studies related to alternatives for the management of liabilities pegged to the IGPM and monitors the project in development for the implementation of the IFRS 17 – Accounting for Insurance Contracts, whose adoption is required for the preparation of the Consolidated Financial Statements from January 1, 2023, and of the IFRS 9 – Accounting for Financial Instruments, focusing on the transition and on strategic implications.

Given the present macroeconomic environment, the COAUD focused on the Organization's ability to maintain strong internal controls in the context of the challenges arising.

Taking into account the negotiations with the Board of Executive Officers and KPMG and considering the underlying processes used to prepare the financial reports, the COAUD believes that the Financial Statements for the fiscal year of 2022, are presented, in all relevant aspects, in an understandable manner, providing to shareholders the information necessary for the assessment of the financial position and

performance of the Bradesco Organization, as well as the relevant aspects of its business model, strategy and risks, and recommends to the Board of Directors the approval of the aforementioned Financial Statements.

7. PRIORITIES OF THE COAUD FOR THE FISCAL YEAR OF 2023

The macroeconomic environment in Brazil still presents important challenges, mainly due to the increase of inflation, concerns with maintaining the fiscal balance, and the rise in the basic interest rate by Bacen, which undertook a more restrictive monetary policy to contain the advance of prices in general. Despite GDP growth in the fiscal year of 2022, these factors are linked to the deterioration of the external environment, the Brazilian *Real* continued to present a significant devaluation in relation to major foreign currencies, and the investors' perception of risk in relation to emerging markets increased.

In addition to the material themes related to the object of monitoring (highlighted in chapter 5 of this Report), the COAUD will continue to monitor the impacts of the changes in the economic environment, particularly in the processes needed for compliance with the requirements of the IFRS-9 for the calculation of the expected loss for the Consolidated Financial Statements, the implementation of the large-scale regulatory changes, such as ESG-related changes, and in particular Bacen demands concerning the climate risk, the full adoption of IFRS-9 for all financial instruments and the tax and regulatory capital treatment, the requirements for full implementation of the IFRS-17 – Insurance Contracts and the development of alternatives focused on the balance of the performance of Grupo Bradesco Seguros (GBS).

In this context, the COAUD will continue to focus on the impacts on the results (performance) of the Bradesco Organization, in the environment of internal risks and controls and in the models used for the analysis and calculation of the allowance for losses on loan operations and for the evaluation of assets and liabilities. The Committee will discuss carefully the main judgments and assumptions regarding future economic scenarios, the reasonableness of the weightings and judgments, and the impact on the Financial Statements and related disclosures.

Among the specific actions, the COAUD will continue to (i) enhance the communication with the audit committees of the subsidiaries to ensure that there is an effective sharing of knowledge, concerns and respective solutions; (ii) monitor the execution of the Annual Plan of the Internal Audit and of the work plan of the Independent Audit, for the consideration of the adjustments required due to the evolution of the effects of the pandemic, including the risks directly associated with the event, and the management of these risks; (iii) seek appropriate coordination with other committees of the Board of Directors, especially the committee supervising risk, regulations and compliance; (iv) ensure the effectiveness of the Committee, taking into account any areas of continuous improvement and allowing enough time for a quality discussion on the main topics and issues identified by the Independent Audit and Internal Audit.

In addition, the COAUD will focus its efforts to understand the impacts of new business models and competitors (Fintechs), digital transformation in the Brazilian banking system digital technological developments (usage of the Cloud and new channels), especially in the aspects of meeting the demands of the market (aligned to the Customer-centric strategy) and of the Central Bank of Brazil on the issues of conduct (Customer Service, Potentially Vulnerable Clients, and Prevention of Money Laundering and Terrorism Financing), and focus on empowerment of the staff members, in particular those involved with the areas of control, risks and internal audit, in order to protect these activities and ensure their effectiveness.

Finally, considering the growing expectations related to ESG with clear signs of acceleration for the establishment of standardized requirements of disclosure to be driven by the market (SEC's ESG and Climate task force and the creation in November 2021 of the International Sustainability Standards Board – ISSB announced during the COP-26 in Glasgow), imposed by the regulators (CMN Resolutions No. 4,943, 4,944, and 4,945, dated 2021, dealing with social, environmental and climate risk management, CVM Resolution No. 59, and SUSEP Circular No. 666, of 2022), the requirements related to risk management and notices to the general

public related to ESG will evolve and increase rapidly. In view of the current information, the COAUD remains attentive to the possible impacts of ESG issues on the Financial Statements and risk environment. However, considering the particular interest of the regulators and investors, it will be fundamental to the Committee to understand the quality of data, internal controls, processes, governance and disclosure in the Financial Statements, as well as the role of the Independent Audit and Internal Audit. In this context, we will continue to monitor the scenario of ESG reports and assess the implications to the Organization, including the communication with stakeholders.

Cidade de Deus, Osasco, SP, February 9, 2023.

ALEXANDRE DA SILVA GLÜHER
(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES
(Financial Specialist)

PAULO RICARDO SATYRO BIANCHINI
(Member)

JOSÉ LUIS ELIAS
(Member)

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco), related to the fiscal year ended on December 31, 2022 and, based on: (i) the Independent Auditors' Report on that date; (ii) the meetings with Independent Auditors; (iii) the reports of the Bradesco's Audit Committee; (iv) the document analysis and, substantially, the information received; and (v) the regular meetings with managers of Bradesco's various areas, came to the conclusion that the stated documents examined properly reflect the assets, financial status and activities developed by Bradesco during the fiscal year ended on December 31, 2022, supporting the Audit Committee's opinion that the internal control is appropriate to the size and complexity of the business, which is structured around internal and external regulations and supported by systems that allow for financial reports, aiming to ensure operating efficiency.

In view of the report, the Fiscal Council's members are of the opinion that the stated documents examined are ready to be reviewed by the shareholders at the next Bradesco's Annual Shareholders' Meeting.

Cidade de Deus, Osasco, SP, February 9, 2023

José Maria Soares Nunes

Domingos Aparecido Maia

Joaquim Caxias Romão

Ivanyra Maura de Medeiros Correia

Ava Cohn

For further information, please contact:

Carlos Wagner Firetti

Investor Relations Officer and Business Controller

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Prata – 4th floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

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